BALANCE



2009 ANNUAL REPORT

C O N T E N T S

1	Financial Overview
2	Company at a Glance
3	A Letter to Shareowners
4	Balance
8	Our Leaders
F-1	Financial Information
F-2	Management's Discussion and Analysis of Financial Condition and Results of Operations
F-50	Management's Annual Report on Internal Control Over Financial Reporting
F-51	Reports of Independent Registered Public Accounting Firm
F-53	Consolidated Financial Statements
F-58	Notes to Consolidated Financial Statements
F-110	Selected Financial and Operating Statistics
Inside Back Cover	Shareowner Information



2009 was a challenging year but we moved forward with our strategic plan. We placed our second company-owned wind project into service, while continuing to set the stage for two others; we neared completion of our initial advanced metering infrastructure installation project in Wisconsin; and are constructing our first of several environmental control projects. We also successfully worked with state regulatory commissions to reach fair and balanced decisions during these challenging economic times, and implemented cost cutting procedures across the organization to mitigate the weak sales caused by a struggling economy and the coolest summer in history in our service territories.

In the following pages, you will learn more about our company, our 2009 accomplishments and financial results, and Alliant Energy's path to a greener future.









ABOUT US

Alliant Energy Corporation is an investor-owned public utility holding company providing regulated electric and natural gas service to approximately 1 million electric and 412,000 natural gas customers in the upper Midwestern states of Iowa, Wisconsin and Minnesota. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol "LNT." For more information, visit the company's web site at *alliantenergy.com.*

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page F-2. The information contained in the section entitled "Financial Information" was filed with the Securities and Exchange Commission (SEC) on February 26, 2010 and was complete and accurate as of that date. Alliant Energy disclaims any responsibility to update that information in this Annual Report.

ALLIANT ENERGY CORPORATION



NOTICE OF ANNUAL MEETING AND PROXY STATEMENT



YOUR VOTE IS IMPORTANT

ALLIANT ENERGY CORPORATION

ANNUAL MEETING OF SHAREOWNERS

DATE: **Thursday, May 20, 2010**

TIME: **1:00 p.m. (Central Daylight Time)**

LOCATION: **Alliant Energy Center of Dane County**
Exhibition Hall
1919 Alliant Energy Center Way
Madison, WI 53713

SHAREOWNER INFORMATION

Wells Fargo Shareowner Services
161 North Concord Exchange
P. O. Box 64854
St. Paul, MN 55164-0854
1-800-356-5343
www.wellsfargo.com/shareownerservices



Alliant Energy Corporation
4902 North Biltmore Lane
P. O. Box 14720
Madison, WI 53708-0720

SUPPLEMENT TO PROXY STATEMENT DATED APRIL 1, 2010

Alliant Energy Corporation is mailing this Supplement in connection with the solicitation by its Board of Directors of proxies to be voted at the 2010 Annual Meeting of Shareowners to be held at 1:00 p.m. (Central Daylight Time) on Thursday, May 20, 2010 at the Alliant Energy Center of Dane County Exhibition Hall, 1919 Alliant Energy Center Way, Madison, WI 53713. This Supplement supplements and will accompany the Proxy Statement relating to such Annual Meeting that is being mailed to shareowners beginning on or about April 1, 2010.

On page 44 of the Proxy Statement, under the heading "Proposal for the Approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan – Summary of Proposal – General," the market value of one share of Alliant Energy Corporation common stock as of the close of market on March 18, 2010 was inadvertently omitted at the end of the third full paragraph. Such market value was $32.48.





Alliant Energy Corporation
4902 North Biltmore Lane
P. O. Box 14720
Madison, WI 53708-0720
Phone: 608-458-3110

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Dear Alliant Energy Corporation Shareowner:

On Thursday, May 20, 2010, Alliant Energy Corporation will hold its 2010 Annual Meeting of Shareowners at the **Alliant Energy Center of Dane County Exhibition Hall, 1919 Alliant Energy Center Way, Madison, WI 53713.** The meeting will begin at 1:00 p.m. (Central Daylight Time).

Only our shareowners of record at the close of business on March 18, 2010 may vote at this meeting. All shareowners are requested to be present at the meeting in person or by proxy so that a quorum may be ensured. At the meeting, our shareowners will be asked to:

1. Elect four directors to serve on our Board of Directors for terms expiring at the 2013 Annual Meeting;

2. Approve the Alliant Energy Corporation 2010 Omnibus Incentive Plan;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010; and

4. Attend to any other business properly presented at the meeting.

Our Board of Directors presently knows of no other business to come before the meeting.

If your shares are registered directly with our Shareowner Direct Plan, the Alliant Energy 401(k) Savings Plan or the IES Employee Stock Ownership Plan, then you may vote those shares by telephone or Internet. Instructions for voting by these convenient methods are shown on the enclosed proxy card. If you prefer, you may sign and date the enclosed proxy card and return it in the postage-paid envelope.

A copy of our 2009 Annual Report was included in the mailing of this Notice of Annual Meeting and Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 20, 2010. The Alliant Energy Corporation proxy statement for the 2010 Annual Meeting of Shareowners and the 2009 Annual Report to Shareowners are available at http://www.alliantenergy.com/eproxy.

By Order of the Board of Directors,

F. J. Buri
Corporate Secretary &
Assistant General Counsel

Dated, mailed and made available on the
Internet on or about April 1, 2010.

TABLE OF CONTENTS

Questions and Answers	1
Election of Directors	4
Meetings and Committees of the Board	6
Corporate Governance	9
Ownership of Voting Securities	13
Compensation Discussion and Analysis	14
Compensation and Personnel Committee Report	23
Summary Compensation Table	24
Grants of Plan-Based Awards	26
Outstanding Equity Awards at Fiscal Year-End	27
Option Exercises and Stock Vested	28
Pension Benefits	29
Nonqualified Deferred Compensation	32
Potential Payments Upon Termination or Change in Control	33
Director Compensation	40
Report of the Audit Committee	43
Proposal for the Approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan	44
Proposal for the Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2010	52
Section 16(a) Beneficial Ownership Reporting Compliance	53
Appendix A – Alliant Energy Corporation 2010 Omnibus Incentive Plan	A-1

QUESTIONS AND ANSWERS

1. **Q: Why am I receiving these materials?**
   A: Our Board of Directors is providing these proxy materials to you in connection with our Annual Meeting of Shareowners (the "Annual Meeting"), which will take place on Thursday, May 20, 2010. As a shareowner, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

2. **Q: What is Alliant Energy Corporation?**
   A: We are a public utility holding company whose primary first tier subsidiaries are Interstate Power and Light Company ("IPL"), Wisconsin Power and Light Company ("WPL"), Alliant Energy Resources, LLC ("Resources") and Alliant Energy Corporate Services, Inc. ("Corporate Services").

3. **Q: Who is entitled to vote at the Annual Meeting?**
   A: Only shareowners of record at the close of business on March 18, 2010 are entitled to vote at the Annual Meeting. As of the record date, 110,767,976 shares of our common stock were issued and outstanding. Each shareowner is entitled to one vote for each share of our common stock held on the record date.

4. **Q: What may I vote on at the Annual Meeting?**
   A: You may vote on:

   - The election of four nominees to serve on our Board of Directors for terms expiring at the 2013 Annual Meeting;
   - The approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan; and
   - The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010.

5. **Q: How does the Board of Directors recommend I vote?**
   A: Our Board of Directors recommends that you vote your shares FOR each of the listed director nominees; FOR the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan; and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010.

6. **Q: How can I vote my shares?**
   A: You may vote either in person at the Annual Meeting or by appointing a proxy. If your shares are registered directly with our Shareowner Direct Plan, the Alliant Energy 401(k) Savings Plan or the IES Employee Stock Ownership Plan, then you have three options to appoint a proxy:

   - By telephone;
   - By Internet; or
   - By mailing the proxy card.

   Please refer to the instructions included on your proxy card to vote by proxy. If you hold your shares through a bank, broker or other record holder, then you may vote by the methods your bank or broker make available, in which case the bank or broker will include instructions with this proxy statement. If you vote by the Internet, then you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from Internet access providers and telephone companies. Appointing a proxy will not affect your right to vote your shares if you attend the Annual Meeting and desire to vote in person.

7. **Q: How are votes counted?**
   A: In voting for the election of directors, you may vote FOR all of the director nominees or you may WITHHOLD your vote with respect to one or more nominees. In voting on the proposals for the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan or to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010, you may vote FOR, AGAINST or you may ABSTAIN. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted "FOR" all listed director nominees, "FOR" the proposal for the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan and "FOR" the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. If your proxy card is not signed, your votes will not be counted.

   If you hold your shares though a bank, broker or other record holder and you do not provide such bank, broker or other record holder with specific voting instructions on a timely basis, your shares will not be voted with respect to

the election of directors or the proposal for the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan. We urge you to carefully consider all of the proposals and direct your bank, broker or other record holder to vote your shares as you desire.

8. **Q: Can I change my vote?**

   A: You have the right to revoke your proxy at any time before the Annual Meeting by:

   - Providing written notice to our Corporate Secretary and voting in person at the Annual Meeting; or
   - Appointing a new proxy prior to the start of the Annual Meeting.

   Attendance at the Annual Meeting will not cause your previously appointed proxy to be revoked unless you specifically so request in writing.

9. **Q: What shares are included on the proxy card(s)?**

   A: Your proxy card(s) covers all of your shares of our common stock, including any shares held in your account under our Shareowner Direct Plan and the 401(k) Savings Plan. For present or past employees of IPL, your proxy card includes any shares held in your account under the IES Employee Stock Ownership Plan.

10. **Q: How is the Company's common stock held for employees in the Alliant Energy Corporation 401(k) Savings Plan voted?**

    A: Your shares held in the 401(k) Savings Plan will be included on the proxy card that covers all of your shares of our common stock. You will not receive a separate proxy card for these shares.

11. **Q: What does it mean if I get more than one proxy card?**

    A: If your shares are registered differently and are in more than one account, then you will receive more than one proxy card. Be sure to vote all of your accounts to ensure that all of your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). You can accomplish this by contacting Wells Fargo Shareowner Services at the shareowner information number shown at the front of this proxy statement.

12. **Q: Who may attend the Annual Meeting?**

    A: All shareowners who owned our shares of common stock on March 18, 2010 may attend the Annual Meeting. You will be asked to indicate whether you plan to attend the Annual Meeting when voting by telephone or Internet, or you may indicate your intention to attend the Annual Meeting on the enclosed proxy card.

13. **Q: How will voting on any other business be conducted?**

    A: Our Board of Directors does not know of any business to be considered at the Annual Meeting other than the election of directors, the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan and the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010. If any other business is properly presented at the Annual Meeting, your proxy gives William D. Harvey, our Chairman, President and Chief Executive Officer, and F. J. Buri, our Corporate Secretary, authority to vote on such matters at their discretion.

14. **Q: Where and when will I be able to find the results of the voting?**

    A: The results of the voting will be announced at the Annual Meeting. You may also call us at the information number shown on the Notice of Annual Meeting for the results. We will also file the voting results on a Current Report on Form 8-K with the Securities and Exchange Commission ("SEC") within four business days following the Annual Meeting.

15. **Q: Are our 2009 Annual Report and these proxy materials available on the Internet?**

    A: Yes. As required by rules adopted by the SEC, we are making our proxy statement and our annual report available to our shareowners electronically via the Internet. You can access these materials at **http://www.alliantenergy.com/eproxy**.

16. **Q: How can I access future proxy materials and annual reports on the Internet?**

    A: We are offering you the opportunity to consent to access our future notices of shareowner meetings, proxy materials and annual reports electronically through our web site.

    If you are a shareowner of record, you can consent to access these materials electronically to allow us to save the cost of producing and mailing these materials by marking the appropriate box on your proxy card or by following the

instructions provided if you vote over the Internet or by telephone. If you consent to access these materials over the Internet, then you will receive a proxy card in the mail next year with instructions containing the Internet address to access those materials. However, you will not receive those proxy materials and the annual report by mail. Your consent will remain in effect unless it is revoked by writing to Wells Fargo Shareowner Services at the shareowner information address shown at the front of this proxy statement.

If you hold your stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you consent to electronic access, then you will be responsible for your usual Internet-related charges (e.g., on-line fees and telephone charges) in connection with electronic viewing and printing of proxy materials and annual reports. We will continue to distribute printed materials to shareowners who do not consent to access these materials electronically.

17. **Q: When are shareowner proposals for the 2011 Annual Meeting due?**

A: All shareowner proposals to be considered for inclusion in our proxy statement for the 2011 Annual Meeting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), must be received at our principal office by Dec. 2, 2010.

In addition, any shareowner who intends to present a proposal at the 2011 Annual Meeting must comply with the requirements set forth in our Bylaws. Our Bylaws state, among other things, that to bring business before an annual meeting, a shareowner must give written notice that complies with the Bylaws to our Corporate Secretary not later than 45 days in advance of the first annual anniversary of the date we first mailed our proxy statement to shareowners for the prior year's annual meeting. Accordingly, we must receive notice of a shareowner's proposal submitted other than pursuant to Rule 14a-8 no later than Feb. 15, 2011. If the notice is received after Feb. 15, 2011, then the notice will be considered untimely and we are not required to present such proposal at the 2011 Annual Meeting. If our Board of Directors chooses to present a proposal submitted other than pursuant to Rule 14a-8 at the 2011 Annual Meeting, then the persons named in the proxies solicited by the Board of Directors for the 2011 Annual Meeting may exercise discretionary voting power with respect to such proposal.

18. **Q: Who is our independent registered public accounting firm and how is it appointed?**

A: Deloitte & Touche LLP audited our financial statements for the year ended Dec. 31, 2009. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions. The Audit Committee of the Board of Directors has appointed, and is recommending for ratification by shareowners its appointment of, Deloitte & Touche LLP as our independent registered public accounting firm for the year ending Dec. 31, 2010.

19. **Q: Who will bear the cost of soliciting proxies for the Annual Meeting and how will these proxies be solicited?**

A: We will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our officers and employees who will not receive any additional compensation for these solicitation activities. We will pay banks, brokers, nominees and other fiduciaries reasonable charges and expenses incurred in forwarding the proxy materials to their principals. We have retained Laurel Hill Advisory Group LLC to aid in the solicitation at an estimated cost of $8,500 plus reimbursable out-of-pocket expenses.

20. **Q: If more than one shareowner lives in my household, how can I obtain an extra copy of the 2009 Annual Report and proxy statement?**

A: Pursuant to the rules of the SEC, services that deliver our communications to shareowners that hold their stock through a bank, broker or other holder of record may deliver to multiple shareowners sharing the same address a single copy of our 2009 Annual Report and proxy statement. Upon written or oral request, we will mail a copy of the 2009 Annual Report and proxy statement to any shareowner at a shared address to which a single copy of the document was previously delivered. You may notify us of your request by calling or writing to us at the information address or number shown on the Notice of Annual Meeting. You may also access these materials at **http://www.alliantenergy.com/eproxy.**

ELECTION OF DIRECTORS

At the Annual Meeting, four directors will be elected for terms expiring in 2013. The nominees for election as recommended by the Nominating and Governance Committee and selected by the Board of Directors are Michael L. Bennett, Darryl B. Hazel, David A. Perdue and Judith D. Pyle. Each of the nominees is currently serving on our Board of Directors. Each person elected as a director will serve until our Annual Meeting of Shareowners in 2013, or until his or her successor has been duly qualified and elected.

Directors will be elected by a plurality of the votes cast at the meeting (assuming a quorum is present). Consequently, any shares not voted at the meeting will have no effect on the election of directors. The proxies solicited may be voted for a substitute nominee or nominees if any of the nominees are unable to serve, or for good reason will not serve, a contingency not now anticipated.

Brief biographies of the director nominees and continuing directors follow. These biographies include their ages (as of Dec. 31, 2009); an account of their specific business experience; the names of publicly held and certain other corporations of which they also are, or have been within the past five years, directors; and a brief discussion of their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Except as otherwise indicated, each nominee and continuing director has been engaged in his or her present occupation for at least the past five years.

NOMINEES



MICHAEL L. BENNETT Director since 2003
Age 56 Nominated Term expires in 2013

Mr. Bennett has served as President and Chief Executive Officer of Terra Industries Inc., an international producer of nitrogen products headquartered in Sioux City, Iowa, since April 2001. He also serves as Chairman of the Board and President for Terra Nitrogen Company, L.P., a subsidiary of Terra Industries Inc. Terra has entered into a publicly announced merger agreement with CF Industries Holdings, Inc. that may be expected to close in the second quarter of 2010 and it is possible Mr. Bennett may not hold such positions after the closing. Mr. Bennett has served as a Director of IPL and WPL since 2003. Mr. Bennett is Chairperson of the Nominating and Governance Committee, our Lead Independent Director and an audit committee financial expert. Mr. Bennett's leadership of a publicly traded company and his experience in operations, customer perspectives, legal and human resource matters led to the conclusion that he should serve on our Board of Directors.



DARRYL B. HAZEL Director since 2006
Age 61 Nominated Term expires in 2013

Mr. Hazel has been the principal of Darryl Hazel Consulting LLC, a business consulting firm in Detroit, Mich., since January 2010. He retired in January 2010 from his position as Senior Vice President, Global Services Initiatives of Ford Motor Company, an automobile manufacturer. He also served as President of the Customer Service Division and Senior Vice President of Ford Motor Company from March 2006 to September 2009. He previously served as President of Marketing of Ford Motor Company from September 2005 to March 2006; President of the Ford Division from April 2005 to September 2005; and President of the Lincoln Mercury Division from August 2002 to April 2005. Mr. Hazel has served as a Director of IPL and WPL since 2006. Mr. Hazel is an audit committee financial expert. Mr. Hazel's long-term experience as an executive of a publicly traded company and its subsidiaries along with his experience in operations, customer perspectives, human resources, technology matters and diversity initiatives led to the conclusion that he should serve on our Board of Directors.



DAVID A. PERDUE Director since 2001
Age 60 Nominated Term expires in 2013

Mr. Perdue has been the Chief Executive Officer of Aquila Group LLC based in Sea Island, Ga., a private investment firm involved with, among other investments, retail markets in India, since 2007. He retired in July 2007 from his position as Chairman of the Board and Chief Executive Officer of Dollar General Corporation, a retail organization headquartered in Goodlettsville, Tenn. He was named Chief Executive Officer and a Director in April 2003 and elected Chairman of the Board in June 2003. From July 2002 to March 2003, he was Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company. Pillowtex emerged from bankruptcy in May 2002 and reentered bankruptcy in July 2003. Mr. Perdue has served on the board of directors of Jo-Ann Stores, Inc., since 2008, and Liquidity Services, Inc., since 2009. Mr. Perdue has served as a Director of IPL and WPL since 2001. Mr. Perdue is an audit committee financial expert. Mr. Perdue's leadership of publicly traded companies and his experience in operations, customer perspectives, marketing, human resources and technology matters led to the conclusion that he should serve on our Board of Directors.



JUDITH D. PYLE Director since 1992
Age 66 Nominated Term expires in 2013

Ms. Pyle is President of Judith Dion Pyle and Associates, a financial services company located in Middleton, Wis. Prior to assuming her current position in 2003, she served as Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. She previously served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corporation, a battery and lighting products manufacturer located in Madison, Wis. In addition, Ms. Pyle is a director of Uniek, Inc. Ms. Pyle has served as a Director of WPL since 1994 and of IPL since 1998. Ms. Pyle's experience in operations, marketing, human resources and diversity initiatives led to the conclusion that she should serve on our Board of Directors.

The Board of Directors unanimously recommends a vote "FOR" all nominees for election as directors.

CONTINUING DIRECTORS



WILLIAM D. HARVEY Director since 2005
Age 60 Term expires in 2011

Mr. Harvey has served as Chairman of the Board of the Company, IPL and WPL since February 2006. He has served as President and Chief Executive Officer of the Company and as the Chief Executive Officer of IPL, WPL and Resources since July 2005 and as President of Resources since January 2005. He previously served as President and Chief Operating Officer of the Company and Chief Operating Officer of IPL, WPL and Resources since January 2004 and as Executive Vice President – Generation for the Company, IPL and Resources and President of WPL from 1998 to January 2004. Mr. Harvey's long-term experience with our operations, customer perspectives, utility and environmental regulation, legal matters, safety, and diversity initiatives led to the conclusion that he should serve as Chairman of the Board.



SINGLETON B. MCALLISTER Director since 2001
Age 57 Term expires in 2011

Ms. McAllister has been a partner in the Washington D. C. office of the law firm of LeClair & Ryan LLP since October 2007. She previously served as a partner in the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P. C. from July 2005 to October 2007. Ms. McAllister served as the Corporate Diversity Counsel practice group chair and in the public law and policy strategies group of the Washington, D.C. law firm office of Sonnenschein, Nath & Rosenthal, LLP from 2003 to July 2005. She serves on the board of directors of United Rentals, Inc. since 2004. Ms. McAllister has served as a Director of IPL and WPL since 2001. Ms. McAllister's experience in legal, legislative, regulatory, public affairs, human resources and diversity initiatives led to the conclusion that she should serve on our Board of Directors.



ANN K. NEWHALL Director since 2003
Age 58 Term expires in 2012

Ms. Newhall retired in August 2008 from her position as Executive Vice President, Chief Operating Officer, Secretary and a Director of Rural Cellular Corporation ("RCC"), a cellular communications corporation located in Alexandria, Minn., following RCC's sale to Verizon. Ms. Newhall held this position from 2000 to 2008. Ms. Newhall has served as a Director of IPL and WPL since 2003. Ms. Newhall is Chairperson of the Compensation & Personnel Committee. Ms. Newhall's leadership in a publicly traded company and her experience in operations, customer perspectives, legal, regulatory, human resources and technology matters led to the conclusion that she should serve on our Board of Directors.



DEAN C. OESTREICH Director since 2005
Age 57 Term expires in 2012

Mr. Oestreich has served as a consultant to Pioneer Hi-Bred International, Inc., developer and supplier of advanced plant genetics, and a wholly-owned subsidiary of DuPont Corporation, located in Johnston, Iowa, since January 2010. He previously served as Chairman from November 2007 to his retirement in December 2009. He also served as Vice President of DuPont Corporation from 2004 through 2009. He previously served as President of Pioneer Hi-Bred International, Inc. from 2004 to 2007. Mr. Oestreich has served as a Director of IPL and WPL since 2005. Mr. Oestreich is Chairperson of the Environmental, Nuclear, Health and Safety Committee. Mr. Oestreich's experience with publicly traded companies, operations, customer perspectives, regulatory and public affairs, human resources, technology, environmental matters and safety led to the conclusion that he should serve on our Board of Directors.



CAROL P. SANDERS
Age 42

Director since 2005
Term expires in 2012

Ms. Sanders has served as Chief Financial Officer and Corporate Secretary of Jewelers Mutual Insurance Company of Neenah, Wis., a nationwide insurer that specializes in protecting jewelers and personal jewelry, since 2004. She previously served as Controller and Assistant Treasurer of Sentry Insurance located in Stevens Point, Wis. from 2001 to 2004. Ms. Sanders has served as a Director of IPL and WPL since 2005. Ms. Sanders is Chairperson of the Audit Committee and an audit committee financial expert. Ms. Sanders' experience with publicly traded companies, operations, customer perspectives, regulatory matters, human resources and technology matters led to the conclusion that she should serve on our Board of Directors.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors has standing Audit; Compensation and Personnel; Nominating and Governance; Environmental, Nuclear, Health and Safety; Capital Approval; and Executive Committees. The Board of Directors has adopted formal written charters for each of the Audit, Compensation and Personnel, and Nominating and Governance Committees, which are available on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption. The following is a description of each of these committees:

Audit Committee

The Audit Committee held six meetings in 2009. The Committee currently consists of C. P. Sanders (Chair), M. L. Bennett, D. B. Hazel, and D. A. Perdue. Each of the members of the Committee is independent as defined by the New York Stock Exchange ("NYSE") listing standards and SEC rules. The Board of Directors has determined that Ms. Sanders and the other three Audit Committee members qualify as "audit committee financial experts" as defined by SEC rules. The Audit Committee is responsible for assisting Board oversight of: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered public accounting firm's qualifications and independence; and (4) the performance of our internal audit function and independent registered public accounting firm. The Audit Committee is also directly responsible for the appointment, retention, termination, compensation and oversight of our independent registered public accounting firm.

Compensation and Personnel Committee

The Compensation and Personnel Committee held eight meetings in 2009. The Committee currently consists of A. K. Newhall (Chair), D. B. Hazel, D. C. Oestreich and C. P. Sanders. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. This Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation and the compensation of the other principal executive officers, evaluates the chief executive officer's performance and determines and approves as a committee, or together with the other independent directors, the chief executive officer's compensation level based on its evaluation of the chief executive officer's performance in addition to reviewing and approving the recommendations of the chief executive officer with regard to the other executive officers. The Committee has responsibilities with respect to our executive compensation and incentive programs and management development programs. It also makes recommendations to the Nominating and Governance Committee regarding compensation for the non-management directors.

To support the Committee in carrying out its mission, the Committee has the authority to engage the services of outside advisors, experts and others to assist the Committee with the expense of such outside consultants provided for by us. For 2009, the Committee formally engaged Towers Perrin, now Towers Watson, as an outside compensation consultant to serve as an advisor in evaluating the compensation of our chief executive officer, other named executive officers and our outside non-management directors. Towers Watson also provides assistance and serves as an advisor and provides market information and trends regarding executive compensation programs; provides benchmarking and competitive market reviews of our executive officer total compensation; assists with the design of our short- and long-term incentive programs and executive retirement programs as well as assisting management with the implementation of these programs; and provides technical considerations and actuarial services. We provide for the appropriate funding, as determined by the Committee, for payment of fees for these services and related out of pocket expenses to Towers Watson. For services provided in 2009, these fees totaled approximately $100,000. The Committee has the authority to retain and terminate the outside compensation consultant. During 2009 and previously, Towers Watson, through a separate part of its organization, also provided certain services for management purposes that are recommended and approved by members of management, including the chief executive officer, Vice President – Human Resources, and the Director of Total Rewards. In the capacity as a consultant to

management, Towers Watson provides competitive market data and business and technical insight, but does not recommend pay program and pay level changes. In 2009, we paid Towers Watson approximately $1,041,000 for services provided to management. The Committee was aware of and acknowledged the services provided for management by Towers Watson when it engaged Towers Watson. The Committee has determined that the measures taken to ensure the independence of the advice given by Towers Watson to the Committee are appropriate.

The Committee reviews and approves all elements of our executive compensation programs. Our chief executive officer provides input to the Committee in the assessment, design and recommendation of executive compensation programs, plans and awards. Annually, the chief executive officer reviews with the Committee market data provided by Towers Watson about the comparable companies that are identified as our peer group to help verify survey job information adequately captures officers' duties. Based on that data, the chief executive officer recommends to the Committee base salary adjustments and short- and long-term incentive targets in relation to external market data while also considering internal equity considerations and executive officers' individual performance. The chief executive officer provides recommendations to the Committee for total annual compensation of executive officers. The chief executive officer does not, however, make any recommendation to the Committee regarding his own compensation. Further, the chief executive officer and other executive officers assess the performance of those executive officers reporting to them. The chief executive officer is invited to attend all Committee meetings to provide an update of progress made towards achievement of annual performance goals and to provide management's views on compensation program design features and components.

The Committee has reviewed and approved the charter for our internal Total Compensation Committee made up of vice presidents of our energy delivery, generation, finance/treasury, human resources and Corporate Services business units. The Committee has delegated to the Total Compensation Committee various powers of design and administration associated with our employee benefit plans for salaried and hourly employees. The Committee has also reviewed and approved the charter for our internal Investment Committee. The Investment Committee is made up of voting members and non-voting members. The voting members include vice presidents of our finance/treasury, human resources, energy delivery and accounting business units. Non-voting members include assistant treasurers, directors of business and financial performance for Corporate Services and energy delivery, a lead treasury analyst and the Director of Total Rewards. The Committee has delegated to the Investment Committee various powers regarding managing investment assets of our benefit and compensation plans and programs.

Nominating and Governance Committee

The Nominating and Governance Committee held four meetings in 2009. The Committee currently consists of M. L. Bennett (Chair), S. B. McAllister, D. A. Perdue and J. D. Pyle. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. This Committee's responsibilities are to: (1) identify individuals qualified to become Board members, consistent with the criteria approved by the Board, and to recommend nominees for directorships to be filled by the Board or shareowners; (2) identify and recommend Board members qualified to serve on Board committees; (3) develop and recommend to the Board a set of corporate governance principles; (4) oversee the evaluation of the Board and our management; (5) oversee our related person transaction policy; and (6) advise the Board with respect to other matters relating to our corporate governance.

The Committee is responsible for evaluating nominees for director and director candidates based on such general and specific criteria and for seeking to assure that the specific talents, skills and other characteristics that are needed to increase the Board's effectiveness are possessed by an appropriate combination of directors. Our Corporate Governance Principles, as adopted by the Board of Directors, provide insight for the Committee on the consideration of appropriate criteria for director nominees.

In making recommendations of nominees to serve as directors to the Board of Directors, the Committee will examine each director nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. However, the Committee believes that, to be recommended as a director nominee, each candidate must:

- display the highest personal and professional ethics, integrity and values;
- have the ability to exercise sound business judgment;

- be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest;

- have relevant expertise and experience, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience;

- be independent of any particular constituency, be able to represent all of our shareowners and be committed to enhancing long-term shareowner value; and

- have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of our business.

The Committee also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one director should have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by the applicable rules of the SEC.

- Directors generally should be active or former senior executive officers of public companies or leaders of major and/or complex organizations, including commercial, governmental, educational and other non-profit institutions.

- Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting age, gender, race and professional experience.

The Committee has determined that each nominee for director as well as each continuing member of the Board of Directors possesses the applicable criteria for directors outlined above. In addition, the Committee annually reviews particular attributes, qualities and skills attendant to the members of our Board of Directors and documents this annual assessment through the use of a directors' skills matrix that assesses directors' experiences and expertise in areas such as public company environment, finance, operations, customer perspective, regulatory and public affairs, legal, human resources, technology, environment and safety, and diversity initiatives. Diversity is one of our core values and, in addition to being reflected in our directors' skills matrix and in the criteria specified for use in the evaluation of our director nominees by the Committee, it is reflected in the Board of Directors' responsibilities in advising and counseling management. Specifically, our Corporate Governance Principles provide that the Board of Directors is responsible for using the broad range of experiences and perspectives of directors to advise and counsel management, both in meetings and in informal consultations, on significant issues facing the Company. In its annual performance evaluation, the Committee assesses whether it effectively identifies individuals qualified to be nominated to the Board of Directors for election by the shareowners consistent with the criteria approved by the Board. We believe that our Board of Directors has been effective in assembling a diverse body of individuals as measured by the criteria of age, gender, race and professional experience specified in our Corporate Governance Principles.

The Committee will consider nominees recommended by shareowners in accordance with our Nominating and Governance Committee Charter and our Corporate Governance Principles. Any shareowner wishing to make a recommendation should write to our Corporate Secretary and include appropriate biographical information concerning each proposed nominee. The Corporate Secretary will forward all recommendations to the Committee. Our Bylaws also set forth certain requirements for shareowners wishing to nominate director candidates directly for consideration by shareowners. These provisions require such nominations to be made pursuant to timely notice (as specified in the Bylaws) in writing to our Corporate Secretary.

We and the Committee maintain a file of recommended potential director nominees, which is reviewed at the time a search for a new director needs to be performed. To assist the Committee in its identification of qualified director candidates, the Committee may engage an outside search firm.

Environmental, Nuclear, Health and Safety Committee

The Environmental, Nuclear, Health and Safety Committee held three meetings in 2009. The Committee currently consists of D. C. Oestreich (Chair), S. B. McAllister, A. K. Newhall and J. D. Pyle. Each of the members of the Committee is independent as defined by the NYSE listing standards and SEC rules. The Committee's responsibilities are to review environmental policy and planning issues of interest to us, including matters involving our company before environmental regulatory agencies and compliance with air, water and waste regulations. The Committee also reviews health and safety-

related policies, activities and operational issues as they affect employees, customers and the general public. In addition, the Committee reviews issues related to nuclear generating facilities from which our utility subsidiaries purchase power.

Capital Approval Committee
The Capital Approval Committee held two meetings in 2009. The Committee currently consists of M. L. Bennett, A. K. Newhall and D. C. Oestreich. Mr. Harvey is the Chair and a non-voting member of this Committee. The purpose of this Committee is to evaluate certain investment proposals where (1) an iterative bidding process is required, and/or (2) the required timelines for a proposal would not permit the proposal to be brought before a regular meeting of the Board of Directors and/or a special meeting of the full Board of Directors is not practical or merited.

Executive Committee
The Executive Committee held no meetings in 2009. The Committee currently consists of M. L. Bennett, A. K. Newhall, D. C. Oestreich and C. P. Sanders. Mr. Harvey is the Chair and a non-voting member of this Committee. The purpose of this Committee is to possess all the powers and authorities of the Board of Directors when the Board is not in session, except for the powers and authorities excluded for such a Committee under the Wisconsin Business Corporation Law.

Special Litigation Committee
Independent members of the Board of Directors created a Special Litigation Committee on Dec. 11, 2008 to conduct an inquiry into the allegations made in a demand we received on Oct. 31, 2008 from legal counsel of a purported shareowner. The Committee currently consists of D. B. Hazel and C. P. Sanders as independent directors under Section 180.0744 of the Wisconsin Business Corporation Law. On Feb. 27, 2009, a complaint was filed in the Circuit Court of Dane County, Wisconsin by the purported shareowner. Following submission of a report as contemplated under the statute above, we filed a motion to dismiss the complaint. The motion to dismiss the lawsuit remains pending.

Attendance and Performance Evaluations
The Board of Directors held eight meetings during 2009. Each director attended at least 75% of the aggregate number of meetings of the Board and Board committees on which he or she served.

The Board and each Board committee conduct performance evaluations annually to determine their effectiveness and suggest improvements for consideration and implementation. In addition, the Compensation and Personnel Committee evaluates Mr. Harvey's performance as chief executive officer on an annual basis.

Board members are expected to attend our annual meetings of shareowners. All Board members were present for our 2009 Annual Meeting.

CORPORATE GOVERNANCE

Corporate Governance Principles
Our Board of Directors has adopted Corporate Governance Principles that, in conjunction with the Board committee charters, establish processes and procedures to help ensure effective and responsive governance by the Board. The Corporate Governance Principles are available on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption.

The Board of Directors has adopted certain categorical standards of independence to assist it in making determinations of director independence under the NYSE listing standards. The categorical standards are available in Appendix A to our Corporate Governance Principles available on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption.

The Board of Directors also gave consideration to certain other factors in relation to an independence determination. Messrs. Bennett, Hazel, Oestreich and Ms. Pyle serve (or served during 2009) as executive officers and/or directors of companies that are customers or, in the case of Mr. Bennett, suppliers of our public utility subsidiaries. These customer/supplier relationships do not constitute a material relationship under NYSE listing standards cited above or the SEC rules governing related person transactions. However, each of these circumstances was evaluated under the applicable NYSE listing standards and SEC rules. The Board determined that these factors did not impair the independence of these directors.

Based on these standards and this evaluation, the Board of Directors has affirmatively determined by resolution that each of Messrs. Bennett, Hazel, Oestreich, and Perdue and Mses. McAllister, Newhall, Pyle and Sanders has no material relationship with us and, therefore, is independent in accordance with the NYSE listing standards. The Board of Directors will regularly review the continuing independence of the directors.

The Corporate Governance Principles provide that at least 75% of the members of the Board of Directors must be independent directors under the NYSE listing standards. The Audit, Compensation and Personnel, and Nominating and Governance Committees must consist of all independent directors.

Related Person Transactions

We have adopted a written policy that we will annually disclose information regarding related person transactions that is required by regulations of the SEC to be disclosed, or incorporated by reference, in our Annual Report on Form 10-K. For purposes of the policy:

The term "related person" means any of our directors or executive officers, or nominee for director, and any member of the immediate family of such person.

A related person transaction is generally a consummated or currently proposed transaction in which we were or are to be a participant and the amount involved exceeds $120,000, and in which the related person had or will have a direct or indirect material interest. A related person transaction does not include:

- the payment of compensation by us to our executive officers, directors or nominee for director;
- a transaction if the interest of the related person arises solely from the ownership of our shares and all shareowners receive the same benefit on a pro rata basis;
- a transaction in which the rates or charges involved are determined by competitive bids, or that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed and conformity with law or governmental authority; or
- a transaction that involves our services as a bank, transfer agent, registrar, trustee under a trust indenture, or similar services.

Furthermore, a related person is not deemed to have a material interest in a transaction if the person's interest arises only (i) from the person's position as a director of another party to the transaction; (ii) from the ownership by such person and all other related persons, in the aggregate, of less than a 10% equity interest in another person (other than a partnership) that is a party to the transaction; (iii) from such person's position as a limited partner in a partnership and all other related persons have an interest of less than 10% of and the person is not a general partner of or holds another position in, the partnership; and (iv) from both such director position and ownership interest. Pursuant to the policy, each of our executive officers, directors and nominees for director is required to disclose to the Nominating and Governance Committee of the Board of Directors certain information regarding the related person transaction for review, approval or ratification by the Nominating and Governance Committee. Such disclosure to the Nominating and Governance Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction.

The Nominating and Governance Committee's decision whether or not to approve or ratify the related person transaction should be made in light of the Committee's determination as to whether consummation of the transaction is believed by the Committee to not be, or to have been contrary to, the best interests of our company. The Committee may take into account the effect of a director's related person transaction on such person's status as an independent member of our board of directors and eligibility to serve on board committees under SEC and NYSE rules.

Based on these standards, we had no related person transactions in 2009, and no related person transactions are currently proposed.

Board Leadership Structure; Executive Sessions

Our Bylaws and our Corporate Governance Principles provide that the Board of Directors is responsible to select a Chairperson and a Chief Executive Officer. Our Corporate Governance Principles also provide that the Board of Directors should have the flexibility to decide whether it is best for our company that the two positions be filled by the same individual and that, if the Chairperson of the Board is not an independent director, the chairperson of the Nominating and Governance Committee will be designated the Lead Independent Director. The Board of Directors has determined that the positions of Chairperson of the Board and Chief Executive Officer should be held by one individual with the use of a Lead Independent Director. In choosing to combine the roles of Chairperson of the Board and Chief Executive Officer, the Board of Directors has expressed its belief that our management, through the Chairperson and Chief Executive Officer should have the primary accountability, and the responsibility to act as the spokesperson, for us. The Board of Directors believes that maintaining the positions of Chairperson and Chief Executive Officer in a single individual will promote the enhancement of a consistent and accurate message to our investors, employees, customers and other constituencies.

While our Corporate Governance Principles do not grant the Lead Independent Director any special authority over management, both the Board of Directors and management recognize the Lead Independent Director as a key position of leadership within the Board of Directors. Our Corporate Governance Principles do provide that the Lead Independent Director will preside at regular executive sessions of the Board without management participation. We believe that the use of a Lead Independent Director has proven effective for us and has greatly assisted with the facilitation of communication of important issues between the Board of Directors and the Chief Executive Officer. Subsequent to the adoption of our Corporate Governance Principles formally establishing the Lead Independent Director position, our Lead Independent Director's role has developed to include additional board governance activities, including the following examples:

- communicating applicable information arising out of the deliberations in executive sessions to the Chairperson and Chief Executive Officer;
- reviewing with the Chairperson and Chief Executive Officer items of importance for consideration by the Board of Directors;
- acting as principal liaison between the independent directors and the Chairperson and Chief Executive Officer on sensitive issues;
- discussing with the Chairperson and Chief Executive Officer important issues to assess and evaluate the view of the Board of Directors;
- consulting and meeting with any or all of our independent directors, at the discretion of either party and with or without the attendance of the Chairperson and Chief Executive Officer;
- in conjunction with the Nominating and Governance Committee, recommending to the Chairperson the membership of the various board committees and selection of the board committee chairs;
- in conjunction with the Nominating and Governance Committee, interviewing all board candidates and making recommendations to the Board of Directors on director nominees;
- mentoring and counseling new members of the Board of Directors to assist them in becoming active and effective directors;
- in conjunction with the Nominating and Governance and Compensation and Personnel Committees, reviewing and approving the philosophy of, and program for, compensation of the independent directors; and
- evaluating, along with the other members of the Board of Directors, the Chief Executive Officer's performance and meeting with the Chief Executive Officer to discuss the Board of Directors' evaluation.

As the Chairperson of the Nominating and Governance Committee, Mr. Bennett is currently designated as the Lead Independent Director. At every regular in-person meeting of the Board of Directors, the independent directors meet in executive session with no member of our management present.

Risk Oversight

Our Corporate Governance Principles provide that the Board of Directors is responsible for overseeing and understanding our vision and mission, strategic plans, overall corporate risk profile, risk parameters, annual operating plans and annual budgets and for monitoring whether these plans are being implemented effectively. The Board of Directors annually conducts a broad based risk assessment with the assistance of the Chief Audit Executive. The methodology of the risk assessment identifies key themes and trends, quantifies our key risks and develops mitigation plans and strategies. This assessment provides the platform to develop appropriate audit plans and to ensure resources are devoted to areas having the highest risk. This assessment culminates in the Annual Risk Management Report to the Board of Directors. On an on-going basis, the Audit Committee regularly discusses our policies with respect to risk assessment and risk management, our financial risk exposures and the steps we have taken to monitor and control such exposures. The Board of Directors relies on the Compensation and Personnel Committee to address potential risks arising from our general compensation programs and policies for all employees, and the Committee recently conducted an assessment of these policies and practices to determine whether risks arising from them were reasonably likely to have a material adverse effect on us, as described in further detail under "Compensation Committee Risk Assessment" below.

Communication with Directors

Shareowners and other interested parties may communicate with the full Board, non-management directors as a group or individual directors, including the Lead Independent Director, by providing such communication in writing to our Corporate Secretary, who will post such communications directly to our Board of Directors' web site.

Ethical and Legal Compliance Policy

We have adopted a Code of Conduct, that serves as our code of ethics, and that applies to all employees, including our chief executive officer, chief financial officer and chief accounting officer, as well as our Board of Directors. We make our Code of Conduct available on our web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Conduct by posting such information on our web site.

OWNERSHIP OF VOTING SECURITIES

Listed in the following table are the number of shares of our common stock beneficially owned as of Feb. 26, 2010 by (1) the executive officers listed in the Summary Compensation Table, (2) all of our director nominees and directors and (3) all director nominees, directors and the executive officers as a group. The directors and executive officers as a group owned less than 1% of the outstanding shares of common stock on that date. No individual director or officer owned more than 1% of the outstanding shares of common stock on that date.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED[1]
Executive Officers[2]	
Thomas L. Aller	99,374[3]
Dundeana K. Doyle	31,514[3]
Eliot G. Protsch	149,849[3][5]
Barbara J. Swan	81,937[3]
Patricia L. Kampling	29,753[3]
Director Nominees	
Michael L. Bennett	15,934[3]
Darryl B. Hazel	8,404[3][4]
David A. Perdue	12,789[3]
Judith D. Pyle	17,104
Directors	
William D. Harvey	332,130[3]
Singleton B. McAllister	12,562[3]
Ann K. Newhall	13,393[3]
Dean C. Oestreich	14,763[3]
Carol P. Sanders	11,389[3]
All Executive Officers and Directors as a Group (16 people)	884,398[3]

(1) Total shares of Company common stock outstanding as of Feb. 26, 2010 were 110,758,089.

(2) Stock ownership of Mr. Harvey is shown with the directors.

(3) Included in the beneficially owned shares shown are indirect ownership interests with shared voting and investment powers: Mr. Harvey — 3,460 and Mr. Aller — 1,000; shares of common stock held in deferred compensation plans: Mr. Bennett — 15,467, Mr. Harvey — 45,577, Mr. Hazel — 8,272, Ms. McAllister — 7,377, Ms. Newhall — 12,321, Mr. Oestreich — 13,763, Mr. Perdue — 12,789, Ms. Sanders — 11,289, Mr. Protsch — 42,627, Mr. Aller — 8,203, Ms. Doyle — 8,830, Ms. Kampling — 497, Ms. Swan — 27,025 (all executive officers and directors as a group — 223,905); and stock options exercisable on or within 60 days of Feb. 26, 2010: Mr. Harvey — 33,056 and Mr. Aller — 68,759 (all executive officers and directors as a group — 102,815).

(4) Mr. Hazel has pledged 100 shares in a margin account.

(5) Mr. Protsch retired effective Jan. 2, 2010. The number of shares reported in the table and footnote 3 above are as of Jan. 12, 2010, the last date on which we were able to obtain the information from Mr. Protsch.

The following table sets forth information, as of Dec. 31, 2009, regarding beneficial ownership by the only persons known to us to own more than 5% of our common stock. The beneficial ownership set forth below has been reported on Schedule 13G filings with the SEC by the beneficial owners.

Amount and Nature of Beneficial Ownership

	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
BlackRock, Inc. (f/k/a Barclays Global Investors) (and certain affiliates) 40 East 52nd Street New York, NY 10022	8,476,492	0	8,476,492	0	8,476,492	7.66%

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Compensation Programs:
We are committed to maintaining a total compensation program for executive officers that:

- furthers our strategic plan,
- focuses and aligns executives' and employees' interests with those of our company, our shareowners and our customers,
- is competitive with comparable employers to help ensure we attract and retain talented employees, and
- is equitable among executives.

We believe these objectives attract, retain and motivate a highly proficient workforce.

We adhere to the following compensation principles, which are intended to facilitate the achievement of our business strategies:

- Executive officer compensation (and in particular, long-term incentive compensation) should be closely and strongly aligned with the long-term interests of our shareowners and customers.
- Total compensation should enhance our ability to attract, retain and encourage the development of exceptionally knowledgeable and experienced executive officers, upon whom, in large part, our successful operation and management depends.
- Base salary levels should be targeted at a competitive market range of base salaries paid to executive officers of comparable companies. Specifically, we target the median (50th percentile) of base salaries paid by comparable companies.
- Incentive compensation programs should strengthen the relationship between pay and performance by emphasizing variable at-risk compensation based on meeting predetermined company, subsidiary, business unit and individual performance goals. We target incentive levels at the median (50th percentile) of incentive compensation paid by comparable companies.
- Executive officers should have access to retirement-oriented plans commonly in use among comparable companies, including deferred compensation plans, pension plans, supplemental retirement programs and 401(k) plans.
- Executive officers should have significant holdings of our common stock to align their interests with the interests of our shareowners.

Benchmarking
We utilize compensation data from general industry and the energy services sector in determining the appropriate levels of compensation for our executives. Although our business is focused in the energy services sector, we believe that the competitive labor market for our company includes both general industry and the energy services industry, particularly for those executives who serve in a general management capacity. We believe that consideration of general industry data for these positions allows us to effectively attract and retain best candidates and that compensation programs at companies both in general industry and the energy services industry should therefore serve as a benchmark for what constitutes competitive compensation. The comparable companies in the energy and utility industry that we used for benchmarking in 2009 were drawn from Towers Perrin's 2008 Energy Services Industry Executive Compensation Database (the "2008 Energy Services database"), a survey which comprises nearly all U.S. utilities. The general industry data were obtained from Towers Perrin's 2008 General Industry Executive Compensation Database, a survey of over 800 companies the majority of which are Fortune 1000 companies (the "2008 General Industry database"). In using these broad-based surveys, we considered only aggregate data and did not select any individual companies for comparison. All of the survey data were aged to January 2009 using a 3.6% annual update factor. The data from both databases were adjusted to reflect how the data compare to companies of similar revenue size using regression analysis. Our Compensation and Personnel Committee, or Committee, used this adjusted data, among other factors, to determine appropriate levels of pay in 2009 for our named executive officers. We refer to this adjusted data as our "peer group" throughout the following discussion. For general management, including four of the named executive officers, and staff positions, equally blended energy industry and general industry data from these databases are used as the target market reflecting the broader talent market for these jobs and the fact that we operate in some diversified businesses. For utility-specific operating positions, including Mr. Aller's and Ms. Doyle's, two of the named executive officers, energy industry data are used as the target market. Overall, Alliant Energy's revenue is ranked between the median and the average revenue of the companies in the 2008 Energy Services database. Towers Perrin advised our

Compensation and Personnel Committee on setting compensation for our named executive officers for 2009. See "Meetings and Committees of the Board – Compensation and Personnel Committee" for more details.

Compensation Elements and Design

The major elements of the executive compensation program are base salary, short-term (annual) incentives, long-term (equity) incentives and other benefits. In setting the level for each major component of compensation, we consider an executive officer's total compensation (which consists of all elements of compensation including employee benefit and perquisite programs), the current market for talent, our historic levels of compensation, company culture, individual and company performance, and internal equity. We aim to strike an appropriate balance among base salary, short-term incentive compensation and long-term incentive compensation. Our goal is to provide an overall compensation package for each executive officer that is competitive with the packages offered to similarly situated executive officers within our peer group. To achieve that goal, we target each element of compensation to the median levels within our peer group. We also have a goal to reward performance. To accomplish this goal, we weight performance-based incentive pay more heavily than other elements of our named executive officers' total direct compensation, which consists of base salary and short-term and long-term incentive pay. In 2009, incentive pay accounted for 54%-77% of target total direct compensation for our named executive officers. Mr. Harvey's target incentive pay for 2009 was 77% of total direct compensation. In establishing the 2009 compensation reported, in the aggregate, our named executive officers were paid, on average, base salaries 7% below the median of our peer group, target cash compensation 7% below the median of our peer group and total direct compensation 9% below the median of our peer group. The following table shows the breakdown for each of our named executive officers in 2009 of the total direct compensation pay mix. The figures in this table were calculated using targeted compensation for 2009 and therefore may differ from the actual payments for 2009 as reported in the Summary Compensation Table below.

Named Executive Officer	Title	Salary as a % of Total	Short-Term Incentive as a % of Total	Long-Term Incentive as a % of Total
Harvey, William D.	Chairman, President & CEO	23%	21%	56%
Protsch, Eliot G.	Senior Executive VP & COO	27%	22%	51%
Kampling, Patricia L.	EVP-CFO and Treasurer	32%	21%	47%
Swan, Barbara J.	EVP-General Counsel & CAO	35%	21%	44%
Aller, Thomas L.	SVP-Energy Resource Development	46%	21%	33%
Doyle, Dundeana K.	SVP-Energy Delivery	46%	21%	33%

The columns titled "Short-Term Incentive as a % of Total" and "Long-Term Incentive as a % of Total" are the percentages of the total direct compensation represented by target payouts of incentive compensation under our short-term and long-term incentive plans. We made no payment to named executive officers for 2009 under these incentive plans.

Base Salary

We pay base salaries to assure management with a level of fixed compensation at competitive levels to reflect their professional skills, responsibilities and performance to attract and retain key executives. We adjust base salaries taking into consideration both changes in the market and performance against job expectations.

The Committee considers salaries that fall within 15% above or below the median salaries for similar positions in the peer group to be competitive. The Committee will also consider the nature of the position, the responsibilities, skills and experience of the officer, and his or her past performance. We may adjust base salaries to keep current with our peer group, to recognize outstanding individual performance or to recognize an increase in responsibility. In 2008, the Board of Directors approved new or revised responsibilities for certain named executive officers effective on Jan. 4, 2009. The Committee made salary adjustments to reflect the increased responsibilities of these named executive officers. Mr. Protsch was named Chief Operating Officer in addition to Senior Executive Vice President, and the Committee increased his base salary from $495,000 to $605,000. His salary was set at the median salary for similarly situated executives in our peer group.

Ms. Swan was named Chief Administrative Officer, in addition to Executive Vice President and General Counsel, and the Committee increased her salary from $374,000 to $450,000, which is above the median salary, but within 15% of the median salary for our peer group. The Committee considered her experience with the company, the increase in her responsibilities and their desire to retain Ms. Swan when setting her salary. Ms. Kampling was named Chief Financial Officer, in addition to Vice President and Treasurer, and the Committee set her salary at $300,000. Ms. Kampling's salary is more than 15% below the median of the peer group. The Committee set Ms. Kampling's salary below the median salary for similarly situated

executives in our peer group due to her new appointment to the position of CFO. The Committee planned at the time to increase Ms. Kampling's salary to the median over a two or three year period, and subsequently increased it to within 15% of the median later in 2009, as described below.

Ms. Doyle was named Senior Vice President and the Committee increased her salary from $255,000 to $267,000, which was at the median salary for similarly situated executives in our peer group. Mr. Aller's salary was not changed and remained at $267,500.

Mr. Harvey's salary also remained unchanged in 2009 at $845,000. Mr. Harvey's base salary was 6% below the median salary for similarly situated executives in our peer group and equal to the median of Towers Perrin's 2008 Energy Services database. The Committee believes Mr. Harvey's salary is competitive as it is at the median of the 2008 Energy Services database and within 15% of the peer group. In addition, Mr. Harvey's incentive compensation elements are targeted to the median of the peer group, and they are generally higher than the 2008 Energy Services database but lower than the 2008 General Industry database. This results in more emphasis on incentive pay for our CEO, which we believe creates a stronger link between pay and performance.

For 2009, the Committee froze the salaries of our executive officers at the Jan. 4, 2009 revised levels due to our financial performance and to align management's compensation with the salary freeze implemented for our general non-bargaining employees. The Committee also required executive officers to take one week of furlough in 2009, for which they received no compensation. The Committee determined that freezing salaries to reflect the financial performance of the Company and to align management with the general non-bargaining employees was a more important factor in setting base salaries for 2009 than was setting salaries at the median of our peer group.

At the end of 2009, Ms. Kampling was named Executive Vice President-Chief Financial Officer and Treasurer, and she was given increased responsibilities within the Company. The Committee increased her salary to $380,000 as a result of her new responsibilities and to bring her closer to the median salary of the peer group. The increased responsibility and salary increase became effective on Jan. 3, 2010. Ms. Kampling's salary is now within 15% of the median salary for similarly situated executives in our peer group.

Short-Term Incentives

Our executive officers, including our named executive officers, are eligible to participate in the Management Incentive Compensation Plan, or MICP, which is our short-term (annual) incentive plan. The MICP provides executive officers with direct financial incentives in the form of annual cash bonuses tied to the achievement of company financial, strategic and individual performance goals. The MICP encourages executive officers to achieve superior annual performance on key financial, strategic and operational goals. By setting annual goals, the Committee endeavors to drive annual performance and align the interests of management with the interests of our shareowners and customers. As we discuss later in this proxy statement, we are seeking shareowner approval of our 2010 Omnibus Incentive Plan. If the Omnibus Incentive Plan is adopted by shareowners, future short-term incentive awards may be granted to the named executive officers under that plan.

The Committee seeks to set MICP opportunities at the median short-term incentive target levels, measured as a percentage of base salary, for comparable positions in our peer group. MICP targets in 2009 were 95% of base salary for Mr. Harvey, 80% for Mr. Protsch, 65% for Ms. Kampling, 60% for Ms. Swan, 45% for Mr. Aller and Ms. Doyle. The target levels of all of our named executive officers are at or within 2% of the median percentage target levels for similar positions in our peer group. The maximum possible individual payout for all executive officers was two times the target percentage. This range aligns with our desire to emphasize variable at risk compensation.

We pay incentives from a pool of funds that we establish for MICP payments. The Committee establishes threshold company-wide goals, which determine the funding level of an incentive pool. Diluted earnings per share from continuing operations of our utilities determined the funding level of 85% of the incentive pool. If the utility earnings per share threshold is not met, then no incentives are paid under the MICP. For 2009, the threshold utility earnings per share was $2.10, which was the midpoint of our 2009 utility earnings per share guidance provided at the end of 2008. Cash flows from our utilities and our service company subsidiary, Corporate Services, determined the funding level for 15% of the incentive pool. The cash flow target for 2009 was $545 million. If the cash flow target is not met, the Committee is not required to fund the 15% of the incentive pool represented by cash flow.

We factor the level of individual performance as compared to the individual performance goals into individual award allocations after the pool has been funded. Individual awards may range from 0% to 200% of the targeted payment based on an individual's achievement of performance goals. The Committee makes judgments about achievement of performance goals by the chief executive officer. Achievement of performance goals for the other executive officers is judged by the chief

executive officer or the executive to whom the executive officer reports, in consultation with the Committee. The Committee provides final approval of the assessment of individual achievement compared to performance goals and final payment of awards to all executive officers under the MICP.

Individual performance goals are reviewed and established by the Committee to assist in the determination of individual awards under the MICP. Individual performance goals are derived from our strategic plan and from operational benchmarks intended to benefit our shareowners, customers and employees. The Committee believes that using our strategic plan to set individual performance goals aligns the executives' incentive compensation with shareowner interests. The Committee also believes that using operational benchmarks to set individual performance goals aligns the executives' incentive compensation with customer interests.

The Committee sets three types of individual performance goals: financial, execution and corporate well-being. The individual performance goals of the named executive officers for 2009 are shown in the table below.

2009 Performance Goals

Goal	William Harvey	Eliot Protsch	Patricia Kampling	Barbara Swan	Thomas Aller	Dundeana Doyle
Financial Goals: Weighted 50%						
Achieve target EPS from continuing operations at our utilities of $2.10	x	x	x	x	x	x
Achieve target Alliant Energy Corporation consolidated EPS from continuing operations of $2.33	x	x	x		x	
Achieve cash flow from operations of $545 million at our utilities and Corporate Services excluding: * Changes in sales of customer receivables * Tax effected pension contributions * Net collateral received by or paid by our utilities and Corporate Services	x	x	x	x	x	x
Financial benchmarks at our Transportation business					x	
Execution Goals: Weighted 30%						
Achieve certain milestones related to the proposed wind projects of IPL and WPL	x	x		x	x	
Achieve certain milestones related to biomass, natural gas and other new generation plans	x	x	x	x	x	
Achieve certain milestones related to clean air compliance program projects	x	x		x	x	
Achieve certain milestones related to advanced metering infrastructure deployment at WPL						x
Achieve no fines for non-compliance with environmental laws and regulations	x	x		x	x	x
Meet energy efficiency benchmarks				x	x	x
Build on and communicate company's environmental commitment	x		x	x	x	x
Obtain targeted savings from Lean Six Sigma and related process improvements	x	x	x	x	x	x
Achieve reasonable and timely decisions for the WPL and IPL base rate cases			x	x	x	
Achieve specified customer service standards				x	x	x
Achieve specified reliability benchmarks				x	x	x
Meet specified RMT, Inc. growth target	x					
Corporate Well-Being Goals: Weighted 20%						
Achieve specific safety targets	x	x	x	x	x	x
Achieve specific employee and supplier diversity goals	x	x	x	x	x	x

Our strategic planning department is responsible for initial drafting of the performance goals, which is done to ensure that the individual performance goals are closely aligned with our strategic plan. The chief executive officer provides recommendations to the Committee in reference to the applicable performance goals that should be implemented for each of the named executive officers (other than for himself) depending on the strategic and functional responsibility of these officers. The chief executive officer is afforded discretion on the implementation of the performance goals for the other executive officers to keep continuity between the goals of the chief executive officer and those of the other executive officers. The Committee evaluates and ultimately approves all of the corporate and individual performance goals under the MICP for all of the executive officers. Financial goals are weighted at 50%, execution goals at 30% and corporate well-being goals at 20% for all the named executive officers. Individual performance goals are designed to be achievable but substantially challenging.

The MICP provides that, if our financial statements are the subject of a restatement due in whole or in part to gross negligence, intentional misconduct or fraud, we will seek reimbursement of excess incentive awards paid under the MICP. The excess incentive award that may be recovered is the difference, if any, between the incentive award actually paid to the executive officer and the incentive award that would have been made to the executive officer had the incentive award been calculated based on the financial statements as restated. We are not required to award executive officers an additional incentive award should the restated financial statements result in a higher incentive award. This claw-back may be sought with respect to incentive awards paid within 12 months of the filing of the financial statements that are required to be restated.

The utility earnings per share for 2009 were $2.03, and were adjusted to $1.86 to exclude several non-recurring charges and credits. This level of performance fell below the threshold utility earnings per share of $2.10 established to fund the incentive pool. Therefore, we did not pay incentives to our named executive officers under the MICP for 2009. The Committee did not consider achievement of individual performance goals when determining awards under the MICP because the threshold for incentive payments under the 2009 MICP was not met.

In February 2010, the Committee adopted a new short-term incentive plan for 2010 to replace the incentive plan used in 2009 and previous years to further incent executives to achieve goals that benefit our shareowners and customers. The new plan continues to allow executives to earn incentive compensation based on achievement of financial, strategic and individual goals but puts more focus on specific core value goals of our company and customer focused goals. The new plan has two financial goals, utility earnings per share performance goal weighted at 60% and a target cash flow goal weighted at 10%. The 2010 plan also has specific operational goals including customer focused goals and goals focused on core values of our company, which are similar to the execution goals and corporate well-being goals under the current MICP. These operational goals are customer satisfaction weighted at 15%, safety weighted at 10% and diversity weighted at 5%.

For each of the short-term incentive measures, the Committee sets specific performance levels early in the plan year and factors in stretch performance objectives in developing the performance measures for each of the goals other than utility earnings per share. For the utility earnings per share goal, threshold level, target level and superior level earnings targets are set. The threshold level of utility earnings per share represents minimally acceptable performance, target level of utility earnings per share represents performance that should typically be achievable in any given year, and a superior level of utility earnings per share represents stellar performance beyond that typically achievable in any given year.

The threshold performance level under the MICP for 2009 required achievement of utility earnings per share at the midpoint of our financial guidance, which is the target level of achievement in the new plan. The new plan will result in incentive compensation payouts (at below individual executive targeted levels) if the utility earnings per share goal is below target but threshold utility earnings per share is achieved. Initiating incentive payouts at the threshold level of utility earnings per share better aligns with our peer group and creates a more consistent and realistic short-term incentive opportunity. We believe that specific company and customer based operational goals emphasizes focus on the customer and the core values of our company.

Long-Term Incentives
We award long-term incentive compensation based on the achievement of longer-term, multi-year financial goals. We believe long-term incentive compensation aligns executives' interests with those of our shareowners by compensating executive officers for achievement of long-term financial goals. Long-term incentive compensation takes the form of equity awards granted under our 2002 Equity Incentive Plan, as amended and restated. All of the equity awards granted under our long-term incentive plans are performance based and will be forfeited if performance results are not achieved. As discussed later in this proxy statement, we are seeking shareowner approval to replace the 2002 Equity Incentive Plan with the 2010 Omnibus Incentive Plan.

We determine the value of long-term incentive amounts by benchmarking to the median value of long-term incentives paid by our peer group, assessing the individual performance of the executive officer and internal equity among our executives, and considering the competitiveness of the total direct compensation package. Based on these factors, the Committee approved, as a percentage of base salary, the following values of the long-term incentives awarded to the named executive officers for 2009: 250% for Mr. Harvey, 185% for Mr. Protsch, 150% for Ms. Kampling, 125% for Ms. Swan, 70% for Mr. Aller and 70% for Ms. Doyle. The target levels of all of our named executive officers are at the median target levels for similar positions in our peer group. The Committee approves the dollar value of the long-term equity awards prior to the grant date. We grant the number of shares necessary to approximate that dollar value based on the fair market value of our share price on the grant date. The grant price used for accounting purposes is the fair market value of our common stock on the grant date.

The long-term incentive awards consist of performance contingent restricted stock and performance shares. We believe these two types of long-term equity awards provide incentives for our executive officers to produce value for our shareowners over the long-term on both an absolute basis and a relative basis. Performance contingent restricted stock granted in 2009 vests if our consolidated income from continuing operations achieves 19% growth, which rewards absolute long-term growth. Performance shares vest and pay-out at varying levels depending on our total shareowner return as compared to the S&P Midcap Utilities Index, which rewards relative total shareowner return. The Committee granted long-term equity awards in 2009 consisting of 60% performance shares and 40% performance contingent restricted stock to make efficient use of the remaining restricted shares authorized under the current 2002 Equity Incentive Plan.

Performance contingent restricted stock granted prior to 2008 vests if our consolidated earnings per share from continuing operations achieves 116% growth from the level of income in the calendar year immediately prior to the grant, which is 5% compounded year over year growth for three years. For performance contingent restricted stock granted in 2009, as in 2008, the Committee used consolidated income from continuing operations as the performance criterion. The Committee believes using income from continuing operations as a performance criterion is preferable to using earnings per share because income from continuing operations avoids the volatility in earnings per share that can result from increases or decreases in the number of shares outstanding, which is unrelated to performance. In 2008, the Committee increased the growth rate of income that must be achieved for the performance criteria to be met from 5% to 6% compounded year over year growth for three years. The Committee believed that the increase would better align management's interests with the high expected growth in earnings during the planned new generation build out period.

The vesting of the performance contingent restricted stock granted in 2009 is based on our growth in income from continuing operations using our final income from continuing operations in 2008 as the base. The base consolidated income from continuing operations for 2008 was $280 million. The performance contingent restricted stock granted in 2009 vests if we achieve consolidated income from continuing operations growth of 19% from 2008, within a four year period. The target consolidated income from continuing operations is $333.2 million. In no case may the restricted stock vest earlier than two years from the grant date, and all shares will be forfeited if the consolidated income from continuing operations target is not met at the end of the four-year period. No vesting occurred in 2009 for either the 2007 or 2008 performance contingent restricted stock grants that are currently outstanding.

The payout of performance shares granted in 2009 is based on our total shareowner return over a three year period. Performance shares will provide a 100% payout, or target payout, if our relative total shareowner return over three years is equal to the median performance of a specific peer group selected by the Committee. The Committee selected the S&P Midcap Utilities Index as the peer group for the 2009 grants of performance shares. Performance share payouts are capped at 200% of the target payout. The following table shows the level of Performance share payouts based on our total shareowner return as compared to the S&P Midcap Utilities Index.

The Company's Percentile Rank	Percent of Target Value Payout
90th percentile or greater	200%
80th percentile	175%
70th percentile	150%
60th percentile	125%
50th percentile	100%
45th percentile	75%
40th percentile	50%
Below 40th percentile	0%

Performance shares allow the executive to receive a payment in shares of our common stock, cash, or a combination of our common stock and cash, the value of which is equal to the number of shares awarded, adjusted by the performance multiplier. The Committee generally requires an executive that has not met the share ownership guidelines to take a payment in common stock or a combination of 50% common stock and 50% cash in order to bring the executive closer to achieving the share ownership guideline. If the executive chooses to take the payment in cash, the amount of the payout is determined by multiplying the number of shares earned by the average of the high and low trading prices on a date chosen by the Committee. The Committee chooses this date in advance of issuing the shares.

The performance shares issued for the 2007-2009 performance period were forfeited as the Company's total shareowner return percentile rank was below the 40th percentile.

The Committee approves the dollar value of the long-term equity awards prior to the grant date. The grant date of the awards that we made in 2009 to our executive officers was Feb. 26, 2009. The grant price used for accounting purposes was fair market value of our common stock on the grant date.

We do not grant stock options. We determined that performance contingent restricted stock and performance shares provide equally motivating forms of equity incentive compensation and reduce potential dilution of our shareowners because fewer shares need be granted. Our last stock options were granted in 2004 and expire in 2014.

Occasionally, we grant time-based restricted stock to named executive officers in connection with an increase in responsibilities and to promote retention of that named executive officer. In 2009, Ms. Swan was granted shares of restricted stock valued at $100,006, which vest pro rata over three years, in connection with her increased responsibilities as Chief Administrative Officer. The Committee wanted to offer Ms. Swan a retention incentive in addition to her previously-discussed salary increase, but determined that using any additional cash incentive payments was not desirable. The Committee therefore awarded the restricted shares in lieu of a cash incentive payment. In addition, the Committee accelerated the vesting of restricted stock which was granted to Mr. Protsch in 2005 upon his retirement on Jan. 2, 2010. The accelerated vesting impacted half of the amount of restricted stock originally granted. The Committee determined that the accelerated vesting was appropriate based on Mr. Protsch's over 30 years of service to the company.

Other Benefits

We also offer benefit programs to our executive officers with a focus towards their retirement consistent with those of our peer group. These programs include 401(k), deferred compensation and pension benefits. The benefit programs are designed to be competitive in attracting, retaining and motivating key executives and employees by providing competitive retirement benefits. We apply the same peer group benchmarking approach in designing these programs in that we benchmark to median levels of benefit and design elements. The Committee reviews benefit programs on a periodic basis to determine effectiveness and identify any necessary changes. The retirement-related benefit plans are reviewed periodically by the Committee and certain changes to the plans were made in 2009. A brief description of the plans with associated changes follows.

401(k) Savings Plan
All of our salaried employees, including our executive officers, are eligible to participate in our 401(k) Plan. We match $0.50 on each dollar for the first 8% of compensation deferred by the employee up to the IRS maximum. The match was temporarily suspended for a period of 6 months in 2009 as a cost saving measure. The match is currently in effect for 2010. Beginning Aug. 3, 2008, we enhanced benefits under the 401(k) Plan to offset a freeze of the Alliant Energy Cash Balance Pension Plan. See "Pension Benefits" below for more information. We now contribute a percentage of employees' salaries to their 401(k) accounts in addition to the company match. The amount of the company contribution ranges from 4% to 6% of an employee's salary. The amount of the company contribution depends on the employee's age and number of years of service at the company.

Alliant Energy Deferred Compensation Plan
The Alliant Energy Deferred Compensation Plan, or AEDCP, enables participants, including our executive officers, to defer up to 100% of base salary and annual incentive awards on a pre-tax basis and to receive earnings or incur losses on the deferrals until the date of distribution. The AEDCP provides tax deferred savings and post-retirement income to our executive officers. The shares of common stock identified as obligations under the AEDCP are held in a rabbi trust. We offer the AEDCP as part of the executives' competitive compensation package to permit executives to take advantage of the tax code in saving for their retirement. We believe the AEDCP is in line with offerings from our peer group. See "Nonqualified Deferred Compensation" below for more information regarding the AEDCP.

Cash Balance Pension Plan
Certain of our salaried employees, including our executive officers, are eligible to participate in the Alliant Energy Cash Balance Pension Plan. This defined benefit plan is portable, offers flexible payment options and steady growth of retirement funds. Future accruals to the Cash Balance Pension Plan were frozen for participants effective Aug. 2, 2008. See "Pension Benefits" below for more information regarding the Alliant Energy Cash Balance Pension Plan. In 2009, the Company amended the cash balance plan's interest crediting rate for 2009 and future years. The new interest crediting rate will be equal to the annual change in the consumer price index, as of October each year, plus 3%.

Excess Retirement Plan
Certain of our salaried employees, including our executive officers, participate in the unfunded Excess Retirement Plan. The plan is intended to provide the accruals that the participants would have earned under the Cash Balance Pension Plan and the 401(k) Savings Plan but for statutory limitations on employer-provided benefits imposed on those tax-qualified plans. See "Pension Benefits" below for more information regarding the Excess Retirement Plan.

Supplemental Retirement Plan
Our executives who are vice presidents or above, including our named executive officers, participate in the unfunded Supplemental Retirement Plan, or SERP. We provide the SERP as an incentive for key executives to remain in our service by providing retirement compensation in addition to the benefits provided by the pension plan, which are limited by the tax code, that is payable only if the executive remains with us until retirement, disability or death. See "Pension Benefits" below for more information regarding the SERP.

Split Dollar / Reverse Split Dollar Life Insurance Plan
Certain executive officers, including Messrs. Harvey and Protsch and Mses. Swan and Doyle, receive individually owned life insurance policies. We pay the premiums for this insurance and these payments are taxable to the individual officers. These specific policies were grandfathered in 1998 and we no longer offer the policies to other executive officers as part of total executive compensation.

Perquisites
For the first part of 2009, we provided our officers, including our named executive officers, with a Flexible Perquisite Program. The program provided a specified amount of funds to our executives to use for benefits, including an annual fixed automobile allowance, financial planning and legal services, a variety of club memberships and long-term care insurance. The Committee reviews this program on an annual basis as part of our total compensation offering to determine its merits and the use of similar programs by our peer group. The last review took place at a special committee meeting in May 2009, where the Committee cancelled the Flexible Perquisite Program effective June 1, 2009 to cut costs during the difficult economic climate and to reflect current executive compensation trends. Our executive officers are also eligible for moderately more generous health and dental insurance, accidental death insurance, disability insurance, vacation, and other similar benefit programs than the balance of our non-bargaining unit employees. Such benefits have been historically provided and remain an appropriate component of our executive compensation program.

Post-Termination Compensation

KEESAs

We currently have in effect key executive employment and severance agreements, or KEESAs, with our executive officers, including our named executive officers (other than Mr. Protsch, who retired effective Jan. 2, 2010), and certain of our key employees. The KEESA is designed to provide economic protection to key executives following a change in control of our company so that executives can remain focused on our business without undue personal concern. We recognize that circumstances may arise in which we may consider a change of control transaction. We believe the security afforded the executives by the KEESA will help the executives to remain focused on business continuity and reduce the distraction of the executive's reasonable personal concerns regarding future employment. We also believe that the KEESA allows the executive to better consider the best interests of our company and its shareowners due to the economic security provided by the KEESA benefits.

The KEESAs are triggered if, within a period of up to three years after a change in control for Mr. Harvey or Ms. Swan and two years for Ms. Kampling, Mr. Aller or Ms. Doyle, there has occurred both a change in control and loss of employment, causing KEESA benefits to be subject to a "double trigger." We implemented the double trigger mechanism to ensure that only those executives adversely affected by a change in control would receive benefits under the KEESA. The cash termination benefit under the KEESA is up to three times base salary and target bonus for Mr. Harvey and Ms. Swan and two times base salary and target bonus for Ms. Kampling, Mr. Aller and Ms. Doyle.

The KEESAs for Ms. Kampling, Mr. Aller and Ms. Doyle provide that if any portion of the benefits under the KEESA or under any other agreement for the officer would constitute an excess parachute payment for purposes of the Internal Revenue Code, benefits will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which he or she could receive without becoming subject to the 20% excise tax imposed by the Code on certain excess parachute payments, or which we may pay without loss of deduction under the Code. The KEESAs for Mr. Harvey and Ms. Swan provide that if any payments constitute an excess parachute payment, we will pay to the appropriate officer the amount necessary to offset the excise tax and any additional taxes on this additional payment.

We believe the level of the benefits provided by the KEESAs to each executive officer reflects the amount of work that would be required of them during a change in control transaction as well as the amount of opportunities they would be asked to forego to assist the change in control transaction rather than seek future employment. Top executives are required to put forth greater effort to ensure a smooth change in control of a company and we believe that it would take a longer time for them to find comparable employment based on their attained career status. The elevated positions held by Mr. Harvey and Ms. Swan, and their long tenure with the company, cause us to believe that this analysis is especially true for them. Therefore, they receive the highest benefit level and a tax-gross up. We plan to review our KEESA policy in 2010.

In consideration of the KEESA benefits, the executive agrees not to compete with us for a period of one year after the executive leaves us and to keep in confidence any proprietary information or confidential information for a period of five years after the executive leaves us. Both of these conditions can be waived in writing by our board of directors.

See "Potential Payments upon Termination or Change in Control" for more information regarding the KEESAs.

Executive Severance Plan

We also maintain a general executive severance plan for executive officers in the event that an officer's position has been eliminated or significantly altered by us. The executive severance plan is designed to provide economic protection to key executives following the elimination of their position so that executives can remain focused on our business without undue personal concern. We recognize that circumstances may arise in which we may consider eliminating certain key positions that are no longer necessary. We believe the security afforded the executives by the severance plan will keep the executives focused on their duties at our company rather than on their personal concerns of job security. The plan provides for a minimum level of severance pay equal to one times annual base salary, payment of prorated incentive compensation within the discretion of the chief executive officer, up to 18 months of COBRA coverage, six months of which are paid by us, outplacement services and/or tuition reimbursement of up to $10,000, and access to our employee assistance program. All executive officer severance packages are approved by the Committee. We believe our executive severance plan is consistent with plans throughout the industry.

See "Potential Payments upon Termination or Change in Control" for more information regarding the Executive Severance Plan.

Employment Agreements
We do not have any other employment agreements with our executive officers.

Share Ownership Guidelines
We established share ownership guidelines for our executive officers as a way to better align the financial interests of officers with those of shareowners. Under these guidelines, the requisite ownership numbers are 85,000 shares for Mr. Harvey, 36,000 shares for Ms. Kampling and Ms. Swan and 12,000 shares for Mr. Aller and Ms. Doyle. The executive officers are expected to make continuing progress toward compliance with these guidelines and achieve their designated levels within five years of being appointed as an officer. We monitor each officer's progression towards achievement of these guidelines on a semi-annual basis. We plan to review our share ownership guidelines in 2010.

The share ownership guidelines have an impact upon the payout of awards for our performance shares. If executives have not yet met their share ownership level, they are required to receive at least 50% of any performance share payout made upon the vesting of the performance shares in shares of our common stock. In addition, once the performance or time-based restrictions lapse on shares of performance contingent or time-based restricted stock, these shares are counted towards achievement of share ownership guidelines. Our chief executive officer retains the right to grant special dispensation for hardship, promotions or new hires. All of our current named executive officers have met their share ownership guidelines, with the exception of Ms. Kampling. She has until 2015 to achieve the goal. Their share holdings are shown in the "Ownership of Voting Securities" table above.

Impact of Regulatory Requirements
Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to our Chief Executive Officer and the three other most highly compensated executive officers (excluding our Chief Financial Officer) to $1 million, unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. Based on the Committee's commitment to link compensation with performance as described above, the Committee intends to qualify future compensation paid to our executive officers for deductibility by us under Section 162(m) except in limited appropriate circumstances. We expect that future short-term and long-term incentive compensation awarded under our 2010 Omnibus Incentive Plan will qualify for deductibility under Section 162(m) if shareowners approve the Plan's adoption as discussed later in this proxy statement. All of our equity compensation plans are accounted for under Financial Accounting Standards Board Accounting Standards, Codification Topic 718.

Conclusion
The Committee is provided with appropriate information and reviews all components of our chief executive officer's and other executive officers' compensation. Based on this information, the Committee seeks to implement executive compensation that is appropriately tied to the performance of the executives on behalf of shareowners, employees and customers.

COMPENSATION AND PERSONNEL COMMITTEE REPORT

To Our Shareowners:
The Compensation and Personnel Committee (the "Committee") of the Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis with our management and it has been reviewed by our Audit Committee. Based on the Committee's review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended Dec. 31, 2009, for filing with the SEC.

COMPENSATION AND PERSONNEL COMMITTEE
Ann K. Newhall (Chairperson)
Darryl B. Hazel
Dean C. Oestreich
Carol P. Sanders

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid to or earned by our chief executive officer, our chief financial officer (which for 2009 was Mr. Protsch for four days and Ms. Kampling for the balance of the year) and our next three highest paid executive officers for 2009, 2008 and 2007. We refer to such individuals in this proxy statement collectively as our named executive officers.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[7]	Total ($)
William D. Harvey Chairman, President and Chief Executive Officer	2009	$832,000	$ 0	$1,999,511	$0	$ 0	$ 147,000	$353,986	$3,332,497
	2008	$850,962	$ 0	$2,076,264	$0	$ 0	$2,103,000	$262,562	$5,292,788
	2007	$811,962	$ 0	$1,695,768	$0	$677,160	$3,844,938	$226,340	$7,256,168
Eliot G. Protsch Senior Executive Vice President and Chief Financial Officer/Chief Operating Officer	2009	$594,846	$ 0	$1,059,373	$0	$ 0	$ 774,000	$159,361	$2,587,580
	2008	$498,515	$ 0	$ 729,761	$0	$ 0	$ 651,000	$129,785	$2,009,061
	2007	$477,427	$ 0	$ 625,739	$0	$293,216	$1,757,578	$108,774	$3,262,734
Patricia L. Kampling Executive Vice President-Chief Financial Officer and Treasurer[6]	2009	$294,769	$ 0	$ 425,945	$0	$ 0	$ 93,000	$ 42,368	$ 856,082
Barbara J. Swan Executive Vice President-General Counsel and Chief Administrative Officer	2009	$442,500	$ 0	$ 632,437	$0	$ 0	$ 45,000	$ 97,865	$1,217,802
	2008	$377,669	$ 0	$ 460,667	$0	$ 0	$ 492,000	$ 84,344	$1,414,680
	2007	$362,081	$ 0	$ 421,857	$0	$174,724	$ 245,478	$ 63,289	$1,267,429
Thomas L. Aller Senior Vice President-Energy Resource Development	2009	$263,385	$ 0	$ 177,236	$0	$ 0	$ 151,000	$ 44,053	$ 635,674
	2008	$269,404	$30,000	$ 184,012	$0	$ 0	$ 0	$ 40,036	$ 523,452
	2007	$258,346	$ 0	$ 150,458	$0	$ 90,640	$ 152,628	$ 31,199	$ 683,271
Dundeana K. Doyle Senior Vice President-Energy Delivery	2009	$262,800	$ 0	$ 176,901	$0	$ 0	$ 153,832	$ 56,821	$ 650,354
	2008	$256,669	$ 0	$ 175,416	$0	$ 0	$ 94,791	$ 44,579	$ 571,455
	2007	$236,696	$ 0	$ 114,891	$0	$ 77,776	$ 91,558	$ 33,206	$ 554,127

(1) The amounts shown in this column include amounts deferred by the named executive officers in our Alliant Energy Deferred Compensation Plan Stock Account. See "Nonqualified Deferred Compensation."

(2) The amount in this column for Mr. Aller in 2008 is a discretionary bonus awarded by the Committee to Mr. Aller in recognition of the leadership he provided us, IPL's customers and the community of Cedar Rapids, Iowa, during the flood that occurred in June 2008.

(3) The amounts in this column reflect the aggregate grant date fair value of performance shares, performance contingent restricted stock and time-based restricted stock granted pursuant to our 2002 Equity Incentive Plan in each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. A discussion of the assumptions used in calculating the award values may be found in Note 6(b) to our 2009 audited financial statements on pages 125-127 of our Annual Report on Form 10-K. For the performance shares, the fair value at the grant date is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under Topic 718, excluding the effect of estimated forfeitures. The grant date fair value reflected in this column for performance shares was $1,154,516 for Mr. Harvey; $611,679 for Mr. Protsch, $245,935 for Ms. Kampling; $307,424 for Ms. Swan; $102,345 for Mr. Aller; $102,151 for Ms. Doyle. The grant date fair value for performance shares at maximum would have been: $2,535,010 for Mr. Harvey; $1,343,084 for Mr. Protsch; $540,008 for Ms. Kampling; $675,022 for Ms. Swan; $224,722 for Mr. Aller; and $224,296 for Ms. Doyle.

(4) The amounts in this column represent cash amounts received by the executive officers under our MICP for services performed in 2007 that were paid in 2008. There were no amounts earned under the MICP in 2008 or 2009.

(5) The amounts in this column reflect (a) the actuarial increase in the present value of the named executive officers benefits under all pension plans established by us determined using the assumptions and methods set forth in footnote (1) to the Pension Benefits table below, which may include amounts that the named executive officer may not currently be entitled to receive because such amounts are not vested, and (b) amounts representing above market interest on nonqualified deferred compensation. The above market interest is equal to the amount by which the interest on deferred compensation in a frozen legacy deferred compensation plan exceeded 120% of the applicable federal long-term interest rate. The following represents the breakdown for 2009 for each of the change in pension value and above market interest on deferred compensation, respectively, for each named executive officer: Mr. Harvey, $147,000/$0; Mr. Protsch, $774,000/$0; Ms. Kampling, $93,000/$0; Ms. Swan, $45,000/$0; Mr. Aller, $151,000/$0; and Ms. Doyle, $147,000/$6,832.

(6) Ms. Kampling became a named executive officer in 2009. She was not a named executive officer in either 2007 or 2008.

(7) The table below shows the components of the compensation reflected under this column for 2009:

Name	Perquisites and Other Personal Benefits (a)	Registrant Contributions to Defined Contribution Plans (b)	Life Insurance Premiums (c)	Tax Reimbursements (d)	Dividends (e)	Total
William D. Harvey	$19,220	$74,801	$79,693	$23,908	$156,364	$353,986
Eliot G. Protsch	$10,927	$39,197	$34,239	$ 5,208	$ 69,790	$159,361
Patricia L. Kampling	$ 6,818	$20,259	$ 1,081	$ 0	$ 14,210	$ 42,368
Barbara J. Swan	$10,777	$28,665	$15,242	$ 8,428	$ 34,753	$ 97,865
Thomas L. Aller	$10,849	$19,754	$ 2,788	$ 0	$ 10,662	$ 44,053
Dundeana K. Doyle	$ 8,062	$22,398	$10,366	$ 6,305	$ 9,690	$ 56,821

(a) Consists of allowance pursuant to our Flexible Perquisite Program that could be utilized for automobile allowance; financial planning and legal services; club memberships; and premiums for additional long-term care coverage. This amount also includes Company contributions to the executive for a consumer driven health plan above the amount provided to other non-bargaining employees enrolled in that plan and the cost of spousal travel on company owned aircraft. Because an executive's spouse accompanies the executive on a flight when the executive is traveling for business purposes, we do not incur additional direct operating cost in such situations. However, the personal use of the company owned aircraft is imputed income to the named executive officer and is calculated on Standard Industry Fare Level rates published periodically by the Internal Revenue Service.
   (i) No named executive officer had a single perquisite item in excess of $10,000.
   (ii) The Flexible Perquisite Program was cancelled effective June 1, 2009 as a part of our cost savings initiatives.

(b) Matching contributions to 401(k) Savings Plan and the Alliant Energy Deferred Compensation Plan, employer contributions based on age and service to the 401(k) Savings Plan accounts and employer defined contributions to the Excess Retirement Plan.

(c) All life insurance premiums.

(d) Tax reimbursements for split and reverse dollar life insurance and, in the case of Mr. Harvey only, financial planning and legal services.

(e) Dividends earned in 2009 on unvested restricted stock.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding all incentive plan awards that we granted to our named executive officers in 2009.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($) 20%	Target ($) 100%	Maximum ($) 200%	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) 50%	Target (#) 100%	Maximum (#) 200%	All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards[5]
William D. Harvey	2/26/2009[3]	2/11/2009				26,775	53,549	107,098		$1,154,516
	2/26/2009[4]	2/11/2009					35,699			$ 844,995
		2/11/2009	$160,550	$802,750	$1,605,500					
Eliot G. Protsch	2/26/2009[3]	2/11/2009				14,186	28,371	56,742		$ 611,679
	2/26/2009[4]	2/11/2009					18,914			$ 447,694
		2/11/2009	$ 96,800	$484,000	$ 968,000					
Patricia L. Kampling	2/26/2009[3]	2/11/2009				5,704	11,407	22,814		$ 245,935
	2/26/2009[4]	2/11/2009					7,605			$ 180,010
		2/11/2009	$ 39,000	$195,000	$ 390,000					
Barbara J. Swan	1/5/2009[2]	12/11/2008							3,419	$ 100,006
	2/26/2009[3]	2/11/2009				7,130	14,259	28,518		$ 307,424
	2/26/2009[4]	2/11/2009					9,506			$ 225,007
		2/11/2009	$ 54,000	$270,000	$ 540,000					
Thomas L. Aller	2/26/2009[3]	2/11/2009				2,374	4,747	9,494		$ 102,345
	2/26/2009[4]	2/11/2009					3,164			$ 74,891
		2/11/2009	$ 24,075	$120,375	$ 240,750					
Dundeana K. Doyle	2/26/2009[3]	2/11/2009				2,369	4,738	9,476		$ 102,151
	2/26/2009[4]	2/11/2009					3,158			$ 74,750
		2/11/2009	$ 24,030	$120,150	$ 240,300					

(1) The amounts shown represent the threshold, target and maximum awards that could have been earned by each of our named executive officers under our MICP for 2009 as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Short-Term Incentives." The threshold payment level under the MICP was 20% of the target amount. The maximum payment level under the MICP was 200% of the target amount. No payments were earned for 2009 under the MICP as shown in the "Non-Equity Compensation Plan" column of the Summary Compensation Table above.

(2) The amount shown represents the number of shares of time-based restricted stock granted on Jan. 5, 2009. Time-based restricted stock awards granted in 2009 accumulate dividends on the same basis as shares of our common stock.

(3) The amounts shown represent the threshold, target and maximum amounts of performance shares that were awarded in 2009 to the named executive officers under our 2002 Equity Incentive Plan as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Long-Term Incentives." The threshold amount is 50% of the target amount. The maximum amount is 200% of the target amount.

(4) The amounts shown represent the number of shares of performance contingent restricted stock that were awarded in 2009 to the named executive officers under the 2002 Equity Incentive Plan as described more fully under "Compensation Discussion and Analysis – Compensation Elements and Design – Long-Term Incentives." Performance contingent restricted stock awards granted in 2009 accumulate dividends on the same basis as shares of our common stock.

(5) The grant date fair value of each equity award was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. For the performance shares, the fair value at the grant date is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under Topic 718, excluding the effect of estimated forfeitures.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information on outstanding stock option awards and unvested stock awards held by our named executive officers on Dec. 31, 2009.

	Option Awards				Stock Awards				
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2][3]	
William D. Harvey	21,798		$31.54	1/2/2011					
	11,258		$25.93	2/9/2014					
					16,705	$505,493			(4a)
							26,128	$ 790,633	(5)
							26,087	$ 789,393	(6)
							28,765	$ 870,429	(7)
							53,549	$1,620,393	(8)
							37,287	$1,128,305	(9)
Eliot G. Protsch					10,441	$315,945			(4b)
							9,641	$ 291,737	(5)
							9,169	$ 277,454	(6)
							10,110	$ 305,929	(7)
							28,371	$ 858,506	(8)
							19,755	$ 597,786	(9)
Patricia L. Kampling							1,717	$ 51,956	(5)
							1,902	$ 57,555	(6)
							2,097	$ 63,455	(7)
							11,407	$ 345,176	(8)
							7,943	$ 240,355	(9)
Barbara J. Swan					3,620	$109,541			(4c)
							6,500	$ 196,690	(5)
							5,788	$ 175,145	(6)
							6,382	$ 193,119	(7)
							14,259	$ 431,477	(8)
							9,929	$ 300,452	(9)
Thomas L. Aller	14,307		$28.59	1/19/2010					
	12,229		$31.54	1/2/2011					
	17,438		$27.79	5/16/2012					
	17,438		$16.82	1/21/2013					
	18,767		$24.90	1/2/2014					
	2,887		$25.93	2/9/2014					
							2,318	$ 70,143	(5)
							2,312	$ 69,961	(6)
							2,549	$ 77,133	(7)
							4,747	$ 143,644	(8)
							3,305	$ 100,009	(9)
Dundeana K. Doyle							1,770	$ 53,560	(5)
							2,204	$ 66,693	(6)
							2,430	$ 73,532	(7)
							4,738	$ 143,372	(8)
							3,298	$ 99,797	(9)

(1) The exercise price for all stock option grants is the fair market value of our common stock on the date of grant.

(2) The value of unvested shares is calculated by using the closing price of our common stock of $30.26 on Dec. 31, 2009, plus, in the case of time-based restricted stock and performance contingent restricted stock, dividends accumulated.

(3) This column reports dollar amounts that would be received for the equity awards based upon the executive's achievement at the target performance level, plus dividends accumulated on the performance contingent restricted stock.

(4a) Time-based restricted stock granted on July 11, 2005. These shares will vest on July 11, 2010.

(4b) Time-based restricted stock granted on July 11, 2005. The remaining shares vested completely in January 2010 in accordance with an amendment to the Restricted Stock Agreement between Mr. Protsch and us authorized by the Compensation and Personnel Committee of our Board of Directors in recognition of Mr. Protsch's long-term service to our Company.

(4c) Time-based restricted stock granted on Jan. 5, 2009. The shares vest 33.3%/33.3%/33.4% in the 1st/2nd/3rd anniversaries of the grant date, respectively.

(5) Performance contingent restricted stock granted on Jan. 3, 2007. Vesting occurs if the performance criterion is met in 3 or 4 years.

(6) Performance shares granted on Jan. 2, 2008. Vesting occurs if the performance criterion is met in 3 years.

(7) Performance contingent restricted stock granted on Jan. 2, 2008. Vesting occurs if the performance criterion is met in 2, 3 or 4 years.

(8) Performance shares granted on Feb. 26, 2009. Vesting occurs if the performance criterion is met in 3 years.

(9) Performance contingent restricted stock granted on Feb. 26, 2009. Vesting occurs if the performance criterion is met in 2, 3 or 4 years.

OPTION EXERCISES AND STOCK VESTED

The following table shows a summary of the stock options exercised by our named executive officers during 2009 and stock awards vested for the named executive officers during 2009.

	Option Awards		Stock Awards		
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Long-Term Incentive Plan**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
William D. Harvey	0	$0	Time-Based Restricted Stock	16,249	$415,812
Eliot G. Protsch[2]	0	$0	Time-Based Restricted Stock	6,093	$155,920

(1) Reflects an amount calculated by multiplying the number of shares of time-based restricted stock which vested for Messrs. Harvey and Protsch on July 13, 2009, and the closing price of our common stock on that date, which was $25.59, plus dividend equivalents on such shares.

(2) On Jan. 2, 2010, 10,441 shares of restricted stock vested pursuant to an amendment to the Restricted Stock Agreement between Mr. Protsch and us. The vesting, which would have occurred on July 11, 2010, was accelerated upon Mr. Protsch's retirement. The value realized on vesting was $318,122.

PENSION BENEFITS

The table below sets forth the number of years of credited service, the present value of accumulated benefits and payments during 2009 for each of our named executive officers under the Alliant Energy Cash Balance Pension Plan, the Excess Retirement Plan and the Supplemental Retirement Plan, or SERP, which are each described below. The disclosed amounts are estimates only and do not necessarily reflect the actual amounts that will be paid to our named executive officers, which will only be known at the time that they become eligible for payment.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During 2009 ($)
William D. Harvey	Cash Balance Plan	21.0	$ 703,000	$0
	Excess Plan	22.4	$ 2,040,000	$0
	SERP	22.4	$ 7,278,000	$0
		Total	$10,021,000	$0
Eliot G. Protsch	Cash Balance Plan	28.8	$ 742,000	$0
	Excess Plan	30.2	$ 995,000	$0
	SERP	30.2	$ 4,474,000	$0
		Total	$ 6,211,000	$0
Patricia L. Kampling	Cash Balance Plan	2.9	$ 39,000	$0
	Excess Plan	4.3	$ 7,000	$0
	SERP	4.3	$ 218,000	$0
		Total	$ 264,000	$0
Barbara J. Swan	Cash Balance Plan	19.7	$ 585,000	$0
	Excess Plan	21.1	$ 415,000	$0
	SERP	21.1	$ 2,781,000	$0
		Total	$ 3,781,000	$0
Thomas L. Aller	Cash Balance Plan	15.2	$ 173,000	$0
	Excess Plan	16.7	$ 29,000	$0
	SERP	16.7	$ 1,528,000	$0
		Total	$ 1,730,000	$0
Dundeana K. Doyle	Cash Balance Plan	23.7	$ 384,000	$0
	Excess Plan	25.1	$ 33,000	$0
	SERP	25.1	$ 552,000	$0
		Total	$ 969,000	$0

(1) The following assumptions, among others, were used to calculate the present value of accumulated benefits: that the participant retires at age 62; that the benefit calculation date is Dec. 31, 2009, consistent with our accounting measurement date for financial statement reporting purposes; that the discount rate is 5.80% (compared to 6.15% for 2008); that the post-retirement mortality assumption is based on the RP-2000 table with white collar adjustment and a 10-year projection; that the form of payment is 80% lump sum and 20% annuity; and, for participants who are not yet eligible to retire with a SERP benefit, that the SERP accrues ratably over the participant's career until such eligibility date.

Alliant Energy Cash Balance Pension Plan — Substantially all of our salaried employees, including our named executive officers, are eligible to participate in the Alliant Energy Cash Balance Pension Plan, or Pension Plan, that we maintain. The

Pension Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the Pension Plan as of Aug. 1, 1998, a starting account balance was created equal to the present value of the benefit accrued as of Dec. 31, 1997, under the applicable prior benefit formula. In addition, such individuals received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and pay. For 1998 through Aug. 2, 2008, a participant received annual credits to the account equal to 5% of base pay (including certain incentive payments, pre-tax deferrals and other items). For 1998 through 2008, a participant also received an interest credit on all prior accruals equal to 4%, plus a potential share of the gain on the investment return on Pension Plan assets for the year. We amended the Pension Plan's interest crediting rate for 2009 and future years. The new interest crediting rate will be equal to the annual change in the consumer price index, as of October each year, plus 3%.

The life annuity payable under the Pension Plan is determined by converting the hypothetical account balance credits into annuity form. Individuals who were participants in the Pension Plan on Aug. 1, 1998, are in no event to receive any less than what would have been provided under the prior formula that was applicable to them, had it continued until Aug. 2, 2008.

All of our named executive officers, with the exception of Ms. Kampling, are "grandfathered" under the applicable prior plan benefit formula. With the exception of Mr. Aller, their estimated benefits under the applicable prior plan benefit formula are expected to be higher than under the Pension Plan formula, utilizing current assumptions. Therefore, the benefits for all of our named executive officers, with the exception of Ms. Kampling and Mr. Aller, would currently be determined under the applicable prior plan benefit formula. To the extent benefits under the Pension Plan are limited by tax law, any excess will be paid under the Excess Retirement Plan described below. Pension Plan accruals ceased as of Aug. 2, 2008. This "freeze" applies to both the 5% of base pay annual credits to the hypothetical account balance and to the grandfathered prior plan formulas. Subsequent to Aug. 2, 2008, active participants receive enhanced benefits under our 401(k) Savings Plan.

WPL Plan A Prior Formula. One of the applicable prior plan formulas provided retirement income based on years of credited service and final average compensation for the 36 highest consecutive months, with a reduction for Social Security offset. Our named executive officers covered by this prior formula are Messrs. Harvey and Protsch and Ms. Swan.

For purposes of the Pension Plan, compensation means payment for services rendered, including vacation and sick pay, and is substantially equivalent to the salary amounts reported in the Summary Compensation Table. Pension Plan benefits depend upon length of Pension Plan service (up to a maximum of 30 years), age at retirement and amount of compensation (determined in accordance with the Pension Plan) and are reduced by up to 50% of Social Security benefits. The general formula is (i) 55% of final average compensation less 50% of Social Security benefits, the difference multiplied by (ii) a fraction not greater than 1, the numerator of which is the number of years of credit and the denominator of which is 30. This formula provides the basic benefit payable for the life of the participant. If the participant receives an alternative form of payment, then the monthly benefit would be reduced accordingly.

Messrs. Harvey and Protsch and Ms. Swan are eligible for early retirement because they are over age 55. For each year they would choose to retire and commence benefits prior to age 62, their benefits would be reduced by 5% per year. If benefits commence at or after age 62, there would be no reduction for early commencement prior to the normal retirement age of 65.

IES Industries Pension Plan Prior Formula. Another applicable prior plan formula applies to Ms. Doyle. This formula provides retirement income based on years of service, final average compensation, and Social Security covered compensation. Technically, this formula also applies to Mr. Aller, but his prior plan formula benefit is frozen in the annual amount of $7,607 payable at age 65; therefore, the Cash Balance Pension Plan formula is expected to provide him with a greater benefit.

The benefit formula for Ms. Doyle for service until the Aug. 2, 2008 freeze date is generally the benefit she had accrued under an old formula in existence prior to 1988 plus (i) 1.05% of average monthly compensation for years of service not in excess of 35, plus (ii) 0.50% of average monthly compensation in excess of Social Security covered compensation for years of service not in excess of 35, plus (iii) 1.38% of average monthly compensation for years of service in excess of 35. Compensation generally is the salary amount reported in the Summary Compensation Table, with the final average compensation being calculated based on the three highest calendar years of such pay. The formula provides the basic benefit payable for the life of the participant. If the participant receives an alternative form of payment, then the monthly benefit would be reduced accordingly.

Excess Retirement Plan — We maintain an unfunded Excess Retirement Plan that provides funds for payment of retirement benefits above the limitations on payments from qualified pension plans in those cases where an employee's retirement benefits exceed the qualified plan limits. The Excess Retirement Plan provides an amount equal to the difference between the

actual pension benefit payable under the Pension Plan and our actual contributions based on age and service to the 401(k) Savings Plan and what such benefits and contributions would be if calculated without regard to any limitation imposed by the Code on pension benefits or covered compensation.

Supplemental Retirement Plan — We maintain an unfunded Supplemental Retirement Plan, or SERP, to provide incentive for key executives to remain in our service by providing additional compensation that is payable only if the executive remains with us until retirement, disability or death. While the SERP provides different levels of benefits depending on the executive covered, this summary reflects the terms applicable to all of our named executive officers. Participants in the SERP must be approved by the Compensation and Personnel Committee.

For Messrs. Harvey and Protsch and Ms. Swan, the SERP provides for payments of 60% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service. Messrs. Harvey and Protsch and Ms. Swan are currently eligible to elect early retirement under such provisions. If a participant retires prior to age 62, the 60% payment under the SERP is reduced by 3% per year for each year the participant's retirement date precedes his/her normal retirement date. The actuarial reduction factor will be waived for participants who have attained age 55 and have a minimum of 10 years of service in a senior executive position with us on or after April 21, 1998. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in installments over a period of five years, or for the lifetime of the participant.

For Ms. Kampling and Mr. Aller, the SERP provides for payments of 50% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the unfunded Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service and five or more years of continuous SERP employment, which age and service requirements Mr. Aller has already satisfied. If a participant retires prior to age 62, the 50% payment under the SERP is reduced by approximately 5% per year for each year the participant's retirement date precedes his/her normal retirement date. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in annual installments over a period of five years, or in monthly installments for 18 years. Participants made their elections in December 2008.

For Ms. Doyle, the SERP provides for payments of 60% of the participant's average annual earnings (base salary and bonus) for the highest paid three consecutive years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan, the company contributions based on age and service to the 401(k) Savings Plan, and the Excess Retirement Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service. If a participant retires prior to age 62, the 60% payment under the SERP is reduced by 3% per year for each year the participant's retirement date precedes his/her normal retirement date. Payment of benefits under the SERP commences six months after the participant's retirement. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in installments over a period of five years, or in monthly installments for 18 years.

Participants may change their form of payment once, provided that the new election is made at least 12 months prior to their retirement. If such an election is made, benefits under the SERP will not be paid for five years after they otherwise would have been.

For Messrs. Harvey and Protsch and Ms. Swan, if the lifetime benefit is selected, and for Mr. Aller and Mses. Kampling and Doyle, if the monthly benefit is selected, and in either case the participant dies prior to receiving 12 years of payments, payments continue to any surviving spouse or dependent children, payable for the remainder of the 12 year period. In each case, if the five annual installment benefit is selected and the participant dies prior to receiving five annual payments, payments will continue to any surviving spouse or dependent children, payable for the remainder of the five year period. If the participant dies while still employed by us, the designated beneficiary shall receive a lump sum equal to the discounted value of retirement benefits for 12 years. For Messrs. Harvey and Protsch and Mses. Swan and Doyle, a post-retirement death benefit of one times the participant's final average earnings at the time of retirement will be paid to the designated beneficiary in addition to the continuation of benefit payments as described above.

NONQUALIFIED DEFERRED COMPENSATION

The table below sets forth certain information as of Dec. 31, 2009 for each of our named executive officers with respect to the Alliant Energy Deferred Compensation Plan, which is described below.

Name	Executive Contributions in 2009 ($)[1]	Registrant Contributions in 2009 ($)[2]	Aggregate Earnings in 2009 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2009 ($)
William D.Harvey	$320,775	$23,773	$246,805	$0	$4,383,697
Eliot G. Protsch	$ 0	$ 2,471	$206,120	$0	$3,366,314
Patricia L. Kampling	$ 8,735	$ 0	$ 1,745	$0	$ 10,480
Barbara J. Swan	$ 0	$ 0	$108,977	$0	$ 973,087
Thomas L. Aller	$ 0	$ 0	$ 35,480	$0	$ 305,448
Dundeana K. Doyle	$ 0	$ 0	$ 36,939	$0	$ 408,670

(1) The amounts reported are also reported under the "Salary" or "Non-Equity Incentive Plan Compensation" headings in the Summary Compensation Table for 2009.

(2) The amounts reported in this column are also reported under the "All Other Compensation" heading in the Summary Compensation Table.

(3) The following portion of the amount reported in this column, which represents above-market interest on deferred compensation, was reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" heading in the Summary Compensation Table for 2009: Ms. Doyle – $6,832.

We maintain the Alliant Energy Deferred Compensation Plan, or AEDCP, under which participants, including our named executive officers, may defer up to 100% of base salary and annual incentive compensation. Participants who have made the maximum allowed contribution to our 401(k) Savings Plan may receive an additional credit to the AEDCP. The credit made in January 2009 was equal to 50% of (a), minus (b), where:

(a) equals the lesser of (i) 8% of base salary for the Plan Year (except that for the credit to be made in early 2009 based on 2008 compensation, such amount shall be the sum of 6% of base salary for the period Jan. 1 through July 31, 2008 plus 8% of base salary for Aug. 1 through Dec. 31, 2008), or (ii) the sum of the amounts (if any) contributed by the participant to the 401(k) Savings Plan during the applicable year that were eligible for matching contributions under the 401(k) Savings Plan, plus the amounts deferred by the participant during the applicable year under the AEDCP; and

(b) equals the amount of any matching contributions under the 401(k) Savings Plan on behalf of the participant for the applicable year.

The participant may elect to have his or her deferrals credited to an Interest Account, Equity Account or a Company Stock Account. Deferrals and matching contributions to the Interest Account receive an annual return based on the 10-year Treasury Bond Rate plus 1.50% as established by the Federal Reserve. Deferrals and matching contributions credited to the Equity Account are treated as invested in an S&P 500 index fund. Deferrals and matching contributions credited to the Company Stock Account are treated as though invested in our common stock and are credited with dividend equivalents, which are treated as if reinvested. The shares of common stock identified as obligations under the AEDCP are held in a rabbi trust. Payments from the AEDCP due to death or retirement may be made in a lump sum or in annual installments for up to 10 years at the election of the participant. Payments from the AEDCP for any reason other than death or retirement are made in a lump sum. Participants are selected by our chief executive officer. Messrs. Harvey, Protsch and Aller, and Mses. Kampling, Swan and Doyle are participants in the AEDCP.

We maintain a frozen legacy deferred compensation plan, the IES Deferred Compensation Plan, in which Ms. Doyle maintains a frozen account. An interest credit is provided for the balance in the account at a rate of 11% for the balance in the account prior to July 1, 1993 and 9% on the remainder of the account. This plan was frozen on April 21, 1998 and no amounts have been deferred to the account since then.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables describe potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled upon termination of employment or change in control of our company. The estimated amount of compensation payable to each of our named executive officers in each situation is listed in the tables below assuming that the termination and/or change in control of our company occurred at Dec. 31, 2009 and that our common stock is valued at $30.26, which was the closing market price for our common stock on Dec. 31, 2009. The actual amount of payments and benefits can only be determined at the time of such a termination or change in control and therefore the actual amounts will vary from the estimated amounts in the tables below. Descriptions of the circumstances that would trigger payments or benefits to our named executive officers, how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements and plans, as well as other material assumptions that we have made in calculating the estimated compensation, follow these tables.

William D. Harvey	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$ 845,000	$ —	$ 4,943,250	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,627	$ —	$ 272,844	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ 505,493	$ 505,493	$ 505,493	$ 505,493	$ 505,493	$ 505,493
Unearned Performance Contingent Restricted Stock	$1,747,031	$1,747,031	$1,747,031	$1,747,031	$ 1,747,031	$1,747,031
Unearned Performance Shares	$1,066,393	$1,066,393	$1,066,393	$1,066,393	$ 1,066,393	$1,066,393
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 84,500	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ 3,263,654	$ —
Life Insurance Proceeds	$2,757,905	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$6,076,822	$3,318,917	$4,179,544	$3,318,917	$11,893,165	$3,318,917

Eliot G. Protsch	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$ 605,000	$ —	$3,267,000	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 8,669	$ —	$ 154,733	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ 315,945	$ 315,945	$ 315,945	$ 315,945	$ 315,945	$ 315,945
Unearned Performance Contingent Restricted Stock	$ 694,951	$ 694,951	$ 694,951	$ 694,951	$ 694,951	$ 694,951
Unearned Performance Shares	$ 471,138	$ 471,138	$ 471,138	$ 471,138	$ 471,138	$ 471,138
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 60,500	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ —	$ —
Life Insurance Proceeds	$2,104,720	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$3,586,754	$1,482,034	$2,105,703	$1,482,034	$4,974,267	$1,482,034

Patricia L. Kampling	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$300,000	$ —	$ 990,000	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 8,669	$ —	$ 36,839	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ 643,000	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —
Unearned Performance Contingent Restricted Stock	$174,388	$174,388	$174,388	$174,388	$ 174,388	$174,388
Unearned Performance Shares	$153,428	$153,428	$153,428	$153,428	$ 153,428	$153,428
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 30,000	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Cut Back	n/a	n/a	n/a	n/a	$ (755,920)	$ —
Life Insurance Proceeds	$ —	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$327,816	$327,816	$646,485	$327,816	$1,281,735	$327,816

Barbara J. Swan	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$ 450,000	$ —	$2,160,000	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,627	$ —	$ 79,491	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ 109,541	$109,541	$ 109,541	$109,541	$ 109,541	$109,541
Unearned Performance Contingent Restricted Stock	$ 425,607	$425,607	$ 425,607	$425,607	$ 425,607	$425,607
Unearned Performance Shares	$ 260,589	$260,589	$ 260,589	$260,589	$ 260,589	$260,589
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 45,000	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Gross Up	n/a	n/a	n/a	n/a	$ —	$ —
Life Insurance Proceeds	$ 536,306	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$1,332,043	$795,737	$1,261,364	$795,737	$3,090,228	$795,737

Thomas L. Aller	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$267,500	$ —	$ 775,750	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 5,627	$ —	$ 28,026	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —
Unearned Performance Contingent Restricted Stock	$154,901	$154,901	$154,901	$154,901	$ 154,901	$154,901
Unearned Performance Shares	$ 94,522	$ 94,522	$ 94,522	$ 94,522	$ 94,522	$ 94,522
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 26,750	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Cut Back	n/a	n/a	n/a	n/a	$ —	$ —
Life Insurance Proceeds	$ —	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$249,423	$249,423	$532,550	$249,423	$1,089,949	$249,423

Dundeana K. Doyle	Death	Disability	Involuntary Termination Without Cause	Retirement	Change In Control and Termination Without Cause or for Good Reason	Change In Control Without Termination
Triggered Payouts						
Cash Termination Payment	$ —	$ —	$267,000	$ —	$ 774,300	$ —
Life, Medical, Dental Insurance Continuation	$ —	$ —	$ 8,669	$ —	$ 55,409	$ —
Lump Sum SERP	$ —	$ —	$ —	$ —	$ 895,000	$ —
Unvested Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —
Unearned Performance Contingent Restricted Stock	$135,837	$135,837	$135,837	$135,837	$ 135,837	$135,837
Unearned Performance Shares	$ 92,253	$ 92,253	$ 92,253	$ 92,253	$ 92,253	$ 92,253
Outplacement Services	$ —	$ —	$ 10,000	$ —	$ 26,700	$ —
Tax Preparation Assistance	$ —	$ —	$ —	$ —	$ —	$ —
Legal and Accounting Advisor Services	$ —	$ —	$ —	$ —	$ 10,000	$ —
Excise Tax Cut Back	n/a	n/a	n/a	n/a	$ (186,030)	$ —
Life Insurance Proceeds	$365,331	$ —	$ —	$ —	$ —	$ —
Total Pre-tax Benefit	$593,421	$228,090	$513,759	$228,090	$1,803,469	$228,090

Change in Control Agreements
We currently have in effect Key Executive Employment and Severance Agreements, or KEESAs, with our executive officers, including our named executive officers, and certain of our key employees. The KEESAs provide that each executive officer who is a party thereto is entitled to benefits if, within a period of up to three years (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two years (in the case of Mr. Aller and Mses. Kampling and Doyle) after a change in control of our company (as defined below), the officer's employment is ended through (a) termination by us, other than by reason of death or disability or for cause (as defined below) or (b) termination by the officer for good reason (as defined below).

The KEESAs provide the following benefits, each of which are reflected in the tables above assuming the maximum potential amounts payable pursuant to the terms of the KEESAs:

- reimbursement for up to 10% of the officer's annual base salary for outplacement services;
- continuation of life, hospital, medical and dental insurance coverage for up to three years (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two years (in the case of Mr. Aller or Mses. Kampling and Doyle);
- full vesting of the officer's accrued benefit under any supplemental retirement plan, or SERP, and in any defined contribution retirement plan and deemed satisfaction of any minimum years of service requirement under the SERP (the amounts shown in the tables above assume a lump sum form of payment under the SERP using the 2009 lump sum interest rate of 3.26% and a single life annuity or lump sum payment under our qualified Cash Balance Pension Plan and nonqualified Unfunded Excess Plan), provided that the SERP benefit will not be received until the executive officer reaches age 55;
- full vesting of any time-based restricted stock and stock options;
- payment at target of all performance plan awards pursuant to any long-term incentive plan on a pro rata basis unless the award cycle has been in effect less than six months;
- a cash termination payment of up to three times (in the case of Mr. Harvey, Mr. Protsch and Ms. Swan) or two times (in the case of Mr. Aller and Mses. Kampling and Doyle) the sum of the officer's annual base salary and the greater of the officer's target bonus for the year in which the termination date occurs or the officer's bonus in the year prior to the change in control which is immediately payable up to $460,000 (the limit provided in Section 409A of the Internal Revenue Code), with any amounts over $460,000 payable in six months after the termination date; and
- reimbursement for up to $10,000 in legal or accounting advisor fees.

In addition, the KEESAs for Mr. Harvey, Mr. Protsch and Ms. Swan provide that if the aggregate payments under the KEESA or otherwise are an "excess parachute payment" for purposes of the Internal Revenue Code, then we will pay the officer the amount necessary to offset the 20% excise tax imposed by the Internal Revenue Code and any additional taxes on this payment. In determining the amount of the excise tax gross-up included in the tables above, we made the following material assumptions: a Section 280G excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate, a 7.75% state income tax rate for Mr. Harvey and Ms. Swan and a 8.98% state income tax rate for Mr. Protsch; the calculation also assumes that we would pay 18 months of COBRA coverage, the performance period for outstanding performance contingent restricted stock would be two years and that we can prove that the awards of performance contingent restricted stock and performance shares in 2009 were not made in connection with or contemplation of a change of control of our company. Furthermore, it was assumed that no value will be attributed to reasonable compensation under any non-competition agreement. At the time of any change in control, a value may be so attributed, which would result in a reduction of amounts subject to the excise tax. The KEESAs for Mr. Aller and Mses. Kampling and Doyle provide that if the aggregate payments under the KEESA or otherwise are an "excess parachute payment," then the payments will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which the officer could receive without becoming subject to the 20% excise tax or which we may pay without loss of deduction under the Internal Revenue Code. For Mr. Aller and Mses. Kampling and Doyle, the potential payment and benefit amounts shown in the tables above reflect this cutback provision from their KEESAs.

In consideration of the KEESA benefits, the executive officer agrees not to compete with us for a period of one year after the executive officer leaves us and to keep in confidence any proprietary information or confidential information for a period of five years after the executive officer leaves us. Both of these conditions can be waived in writing by our Board of Directors.

Under the KEESAs, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power;
- there is a change in the composition of our Board of Directors that is not approved by at least two-thirds of the existing directors;
- our shareowners approve a merger, consolidation or share exchange with any other corporation (or the issuance of voting securities in connection with a merger, consolidation or share exchange) in which our shareowners control less than 50% of combined voting power after the merger, consolidation or share exchange;
- our shareowners approve of a plan of complete liquidation or dissolution or an agreement for the sale or disposition by us of all or substantially all of our assets.

Under the KEESAs, the term "cause" means:

- engaging in intentional conduct that causes us demonstrable and serious financial injury;
- conviction of a felony that substantially impairs the officer's ability to perform duties or responsibilities; or
- continuing willful and unreasonable refusal by an officer to perform duties or responsibilities.

Under the KEESAs, the term "good reason" means:

- a material breach of the agreement by us;
- a material diminution in the officer's base compensation;
- a material diminution in the officer's authority, duties, or responsibilities, including a material diminution in the budget over which he or she retains authority; or
- a material diminution in the authority, duties, or responsibilities of the supervisor to whom the officer is required to report, including a requirement that he or she report to a corporate officer or employee instead of reporting directly to the board of directors.

Stock Option Agreements
The agreements under which we have awarded stock options to our executive officers provide that:

- if the officer's employment is terminated by reason of death or disability, then the options will immediately vest and remain exercisable for twelve months after such termination;
- if the officer's employment is terminated by reason of retirement after satisfying the minimum requirements for early retirement under the Alliant Energy Cash Balance Pension Plan, then the options will immediately vest and may be exercised for three years after such termination; and
- upon a change in control of our company, which is defined in the same manner as under the KEESAs except that the trigger for a merger consolidation or share exchange will only be triggered upon consummation of such a transaction, the options will immediately vest and become exercisable.

The tables above include the amounts by which the closing price of our common stock on Dec. 31, 2009 exceeds the exercise price for unvested options held by our named executive officers.

Restricted Stock Agreements
The agreements under which we have awarded restricted stock to our executive officers provide that the forfeiture restrictions on such restricted stock will immediately lapse upon:

- a change in control of our company, which is defined in the same manner as under the KEESAs;
- the termination of the officer's employment by reason of death or disability; and
- the termination of the officer's employment without cause, which is defined in the same manner as under the KEESAs.

The tables above include the amounts attributable to unvested restricted stock held by our named executive officers valued at the closing price of our common stock on Dec. 31, 2009.

Performance Contingent Restricted Stock Agreements and Performance Share Agreements
The agreements under which we have awarded performance contingent restricted stock and performance shares to our executive officers provide that:

- if the performance contingency under the award is satisfied and if the officer's employment is terminated by reason of death, disability, involuntary termination without cause (which means the admission by or conviction of the officer of an act of fraud, embezzlement, theft, or other criminal act constituting a felony involving moral turpitude) or retirement (which means after the officer has reached age 55 with 10 years of service), then the officer will be entitled to a prorated number of shares based on the ratio of the number of months the officer was employed during the performance period to the total number of months in the performance period; and
- if a change in control of our company, which is defined in the same manner as under the KEESAs except that the trigger for a merger consolidation or share exchange will only be triggered upon consummation of such a transaction, at least 180 days after the date of the award, then the officer will be entitled to a prorated number of shares based on the ratio of the number of months the officer was employed during the performance period up to the change in control to 36 (unless, in the case of performance contingent restricted stock awards, the performance period was already into its fourth year, in which case the denominator would be 48).

The tables above include the amounts attributable to the pro rata shares that would be received by our named executive officers valued at the closing price of our common stock on Dec. 31, 2009 assuming, in the case of a termination by reason of death, disability, involuntary termination without cause or retirement, that the applicable performance contingency was satisfied.

Executive Severance Plan
We also maintain a general executive severance plan for our executive officers and general managers that applies when the officer's or manager's position is eliminated or significantly altered by us. The plan provides for a minimum level of

severance pay equal to one times base salary, except that any amount over the Internal Revenue Code Section 409A limit (currently about $460,000) will be delayed for six months, payment of prorated incentive compensation as within the discretion of the chief executive officer, up to 18 months of COBRA coverage, six months of which are paid by us, outplacement services and/or tuition reimbursement of up to $10,000, and access to our employee assistance program. Eligibility for benefits under this plan is conditioned upon the executive executing a severance agreement and release form. All executive officer severance packages are approved by the Compensation and Personnel Committee.

Life Insurance Proceeds
The amounts shown in the tables above reflect proceeds to be paid to the executive officer's beneficiaries pursuant to life insurance policies we offer that are not otherwise available to all employees (i.e., split dollar and/or reverse split dollar policies, as applicable).

Pension Plans
The tables above do not include any amounts for the Alliant Energy Cash Balance Pension Plan or the unfunded Excess Retirement Plan because those plans are not impacted by the nature of the termination of employment nor whether or not there has been a change in control of our company. The tables above also do not include any amounts for the Supplemental Retirement Plan other than in the event of a termination after a change in control because that plan is not impacted by the nature of the termination of employment unless there has been a change in control of our company, in which case the benefits under the Supplemental Retirement Plan may be enhanced under the KEESA as described above under "Change in Control Agreements."

Compensation Committee Risk Assessment
In December 2009 and February 2010, the Compensation and Personnel Committee undertook an assessment of our general compensation policies and practices for all employees, including our non-regulated businesses, to evaluate whether risks arising from these policies and practices were reasonably likely to have a material adverse effect on us. The Committee did not recommend or implement any material changes in 2010 as a result of its assessment, but has identified or implemented the following features of our policies and practices that it believes serve to mitigate any risks arising from our compensation policies and practices, including the following:

- Use of a mix of short-term and long-term incentive awards to provide an appropriate balance of short and long-term risk and reward horizons;
- Use of a variety of performance metrics for incentive awards to avoid excessive focus on a single measure of performance;
- Caps on incentive awards to reduce incentives to take short-term or inappropriately risky measures to increase payouts in any given year;
- Review of our compensation programs for reasonableness by our state utility commissions mitigates risk;
- Claw-back policies that provide us with the ability to recoup short-term and long-term incentive awards under appropriate circumstances; and
- Stock ownership requirements for certain executives, including our named executive officers, which we believe help to focus our executives on long-term stock price appreciation and sustainability.

DIRECTOR COMPENSATION

The following table summarizes the compensation paid to, or earned by, our non-employee directors during 2009.

Name[1]	Fees Earned or Paid in Cash ($)[2]	All Other Compensation ($)[3]	Total ($)
Michael L. Bennett	$153,500	$12,462	$165,962
Darryl B. Hazel	$152,500	$ 0	$152,500
James A. Leach	$145,000	$ 0	$145,000
Singleton B. McAllister	$125,000	$18,725	$143,725
Ann K. Newhall	$130,000	$12,920	$142,920
Dean C. Oestreich	$130,000	$ 945	$130,945
David A. Perdue	$128,500	$21,892	$150,392
Judith D. Pyle	$125,000	$ 5,547	$130,547
Carol P. Sanders	$151,200	$ 0	$151,200

(1) Directors who also are employees, such as Mr. Harvey, receive no additional compensation for their service on our Board of Directors and are not included in this table. The compensation received by Mr. Harvey as our employee during and for 2009 is shown in the Summary Compensation Table. Mr. Leach resigned from the Board of Directors on June 26, 2009.

(2) The amounts shown in this column include the following aggregate dollar amounts deferred and the equivalent number of shares of common stock acquired by each of the following directors in our Alliant Energy Deferred Compensation Plan Stock Account: Mr. Bennett $92,100 or 3,138 shares; Ms. Newhall $65,000 or 2,463 shares; Mr. Oestreich $65,000 or 2,463 shares; Mr. Perdue $64,250 or 2,189 shares; and Ms. Sanders $75,950 or 2,848 shares.

(3) The amounts in this column reflect the sum of amounts attributable to directors for director life insurance premiums, director charitable award premiums and other miscellaneous compensation attributable to the directors as set forth below:

Name	Charitable Award Premium Paid	All Other Compensation Paid	Total
Michael L. Bennett	$12,462	$ 0	$12,462
Darryl B. Hazel	$ 0	$ 0	$ 0
James A. Leach	$ 0	$ 0	$ 0
Singleton B. McAllister	$17,555	$1,170	$18,725
Ann K. Newhall	$12,462	$ 458	$12,920
Dean C. Oestreich	$ 0	$ 945	$ 945
David A. Perdue	$21,892	$ 0	$21,892
Judith D. Pyle	$ 5,437	$ 110	$ 5,547
Carol P. Sanders	$ 0	$ 0	$ 0

Retainer Fees — In 2009, all non-employee directors, each of whom served on the Boards of the Company, IPL and WPL, received an annual retainer for service on all Boards consisting of $125,000 in cash. Also in 2009, the Chairperson of the Audit Committee received an additional $13,500 cash retainer and the Chairpersons of the Compensation and Personnel, Nominating and Governance, and Environmental, Nuclear, Health, and Safety Committees received an additional $5,000 cash retainer; other members of the Audit Committee received an additional $3,500 cash retainer; and the Lead Independent Director received an additional $20,000 cash retainer.

Meeting Fees — A Special Litigation Committee of our Board was created on Dec. 11, 2008 for which the independent members of our Board set compensation at $2,000 per committee meeting in addition to the payment of all necessary and reasonable expenses. In 2009, the Special Litigation Committee, that included at various times Messrs. Hazel, Leach and Ms. Sanders, met a total of 12 times. Other than the Special Litigation Committee, directors do not receive any additional compensation for attendance at Board or Committee meetings.

Effective for 2010, our Board of Directors adopted the recommendations of the Compensation and Personnel Committee and Nominating and Governance Committee to increase the annual retainer fee for all non-employee directors to $145,000. In doing so, the Board of Directors, through its Compensation and Personnel Committee and Nominating and Governance Committee, expressed a philosophy to set appropriate levels of compensation for directors that will ensure we attract and retain highly qualified individuals. All other committee retainers and meeting fees will remain the same as in 2009. The Chairperson of the Audit Committee will receive an additional $13,500 cash retainer and the Chairpersons of the Compensation and Personnel, Nominating and Governance, and Environmental, Nuclear, Health, and Safety Committees will receive an additional $5,000 cash retainer; other members of the Audit Committee receive an additional $3,500 cash retainer; and the Lead Independent Director receives an additional $20,000 cash retainer.

Other — Pursuant to our directors' expense reimbursement policy, we reimburse all directors for travel and other necessary business expenses incurred in the performance of their responsibilities for us. Committees are provided the opportunity to retain outside independent advisors, as needed. We also extend coverage to directors under our travel accident and directors' and officers' indemnity insurance policies.

Receipt of Fees in Stock — For fees paid in 2009, each director was encouraged to voluntarily elect to use not less than 50% of his or her cash retainer to purchase shares of our common stock pursuant to our Shareowner Direct Plan or to defer such amount through the Company Stock Account in the Alliant Energy Deferred Compensation Plan. Our 2002 Equity Incentive Plan was amended in 2006 to provide that, in the discretion of and subject to restrictions imposed by the Compensation and Personnel Committee, a non-employee director may elect to receive, or the Compensation and Personnel Committee may require that a non-employee director will be paid, all or any portion of his or her annual cash retainer payment or other cash fees for serving as a director in the form of shares of common stock under the Plan. For fees paid in 2010, the Compensation and Personnel Committee and the Nominating and Governance Committee again recommended that each non-employee director voluntarily elect to receive a portion of his or her cash retainer to purchase shares of our common stock. Under our proposed 2010 Omnibus Incentive Plan, in the discretion of and subject to restrictions imposed by the Compensation and Personnel Committee, a non-employee director may elect to receive, or the Compensation and Personnel Committee may require that a non-employee director will be paid, all or any portion of his or her annual cash retainer payment or other cash fees for serving as a director in the form of shares of common stock under that Plan.

Share Ownership Guidelines — Pursuant to our Articles of Incorporation, directors are required to be shareowners. In 2008, upon the recommendation of the Compensation and Personnel and Nominating and Governance Committees, our Board amended the target share ownership level to be the number of shares equal to the value of two times the annual retainer amount received by each of the non-employee directors. The achievement of this ownership level is to be accomplished by each director within five years of joining the Board or as soon thereafter as practicable. Shares held by directors in the Shareowner Direct Plan and the Deferred Compensation Plan are included in the target goal. As of February 26, 2010, all non-management directors, with the exception of Mr. Hazel, who joined the Board in 2006, had met the target ownership level. We will continue to monitor the status of achievement of the target ownership levels and review them with the Board of Directors.

Alliant Energy Deferred Compensation Plan — Under our Alliant Energy Deferred Compensation Plan, directors may elect to defer all or part of their retainer fee. Amounts deposited to the Interest Account receive an annual return based on the 10-year Treasury Bond Rate plus 1.50% as established by the Federal Reserve. Amounts deposited to the Equity Account are treated as invested in an S&P 500 index fund. Amounts deposited to a Company Stock Account are treated as though invested in our common stock and will be credited with dividend equivalents, which will be treated as if reinvested. The director may elect that the Deferred Compensation Account be paid in a lump sum or in annual installments for up to 10 years beginning in the year of or one, two or three tax years after retirement or resignation from the Board.

Directors' Charitable Award Program — We maintain a Director's Charitable Award Program applicable to certain members of our Board of Directors beginning after three years of service. The Board has terminated this Program for all directors who joined the Board after Jan. 1, 2005. The participants in this Program currently are Mr. Bennett, Ms. McAllister, Ms. Newhall, Mr. Perdue and Ms. Pyle. The purpose of the Program is to recognize our directors' interest in supporting worthy charitable institutions. Under the Program, when a director dies, we will donate a total of $500,000 to one qualified charitable organization or divide that amount among a maximum of five qualified charitable organizations selected by the individual director. The individual director derives no financial benefit from the Program. We take all deductions for charitable contributions, and we fund the donations through life insurance policies on the directors. Over the life of the Program, all costs of donations and premiums on the life insurance policies, including a return of our cost of funds, will be

recovered through life insurance proceeds on the directors. The Program, over its life, will not result in any material cost to us. The cost to us of the Program for the individual directors in 2009 is included in the Director Compensation table above.

Directors' Life Insurance Program — We maintain a split-dollar Directors' Life Insurance Program for non-employee directors. In November 2003, the Board of Directors terminated this insurance benefit for any director not already having the required vesting period of three years of service and for all new directors. The only active director participant in this program is Ms. Pyle. The Program provides a maximum death benefit of $500,000 to each eligible director. Under the split-dollar arrangement, directors are provided a death benefit only and do not have any interest in the cash value of the policies. The Program is structured to pay a portion of the total death benefit to us to reimburse us for all costs of the Program, including a return on its funds. The Program, over its life, will not result in any material cost to us. During 2009, there was no cost incurred under the program for current directors.

Alliant Energy Matching Gift Program — Directors are eligible to participate in the Alliant Energy Foundation, Inc. matching gift program, which is generally available to all employees and retirees. Under this program, the foundation matches 100% of charitable donations over $25 to eligible charities up to a maximum of $10,000 per year for each individual. These limits apply to active employees, retirees and directors.

REPORT OF THE AUDIT COMMITTEE

To Our Shareowners:

The Audit Committee of our Board of Directors is composed of four directors, each of whom is independent under the NYSE listing standards and SEC rules. The Committee operates under a written charter adopted by the Board of Directors.

Our management is responsible for our internal controls and the financial reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing opinions on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States of America and on our internal controls over financial reporting. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board, as amended, SEC regulations and NYSE requirements.

Our independent registered public accounting firm has provided to the Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the Committee discussed with the independent registered public accounting firm its independence.

The Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other permitted services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Committee of specifically defined audit and non-audit services after the Committee is provided with the appropriate level of details regarding the specific services to be provided. The policy does not permit delegation of the Committee's authority to management. In the event the need for specific services arises between Committee meetings, the Committee has delegated to the Chairperson of the Committee authority to approve permitted services provided that the Chairperson reports any decisions to the Committee at its next scheduled meeting. In accordance with the policy, the Committee pre-approved all audit, audit-related, tax and other permitted services performed by Deloitte & Touche LLP and its affiliates and related entities in 2009.

The fees that were billed to the Company by its independent registered public accounting firm for work performed on behalf of our Company and our subsidiaries for 2008 and 2009 were as follows:

	2008	2009
Audit Fees	$2,712,000	$2,412,000
Audit-Related Fees	532,000	336,000
Tax Fees	33,000	1,387,000
All Other Fees	23,000	16,000

Audit Fees consisted of the fees billed for the audits of (i) the consolidated financial statements of our Company and our subsidiaries and (ii) the effectiveness of internal controls over financial reporting; and for (iii) reviews of financial statements included in Form 10-Q filings; and (iv) services normally provided in connection with statutory and regulatory filings such as financing transactions.

Audit-Related Fees consisted of the fees billed for services rendered related to employee benefits plan audits and attest services not required by statute or regulations for 2009 and 2008. Audit-related fees for 2008 also consisted of the fees billed for services rendered related to IPL's electric transmission assets sale agreement.

Tax Fees consisted of the fees billed for professional services rendered for tax compliance, tax advice and tax planning, including all services performed by the tax professional staff of affiliates of the independent registered public accounting firm, except those rendered in connection with the audit.

All Other Fees consisted of seminars, license fees for accounting research software products and education programs.

The Audit Committee does not consider the provision of non-audit services by the independent registered public accounting firm described above to be incompatible with maintaining independence of the independent registered public accounting firm.

The Committee discussed with our internal auditor and independent registered public accounting firm the overall scopes and plans for their respective audits. The Committee meets with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluation of our internal controls and overall quality of our financial reporting.

Based on the Committee's reviews and discussions with management, the internal auditor and the independent registered public accounting firm referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended Dec. 31, 2009 for filing with the SEC.

AUDIT COMMITTEE
Carol P. Sanders (Chairperson)
Michael L. Bennett
Darryl B. Hazel
David A. Perdue

PROPOSAL FOR THE APPROVAL OF THE ALLIANT ENERGY CORPORATION 2010 OMNIBUS INCENTIVE PLAN

Summary of Proposal

General. Our Board of Directors is seeking approval from our shareowners of the Alliant Energy Corporation 2010 Omnibus Incentive Plan ("2010 Plan"), including the authority to issue 4,500,000 shares of our common stock under the 2010 Plan, as such number may be adjusted. We currently have one incentive plan in effect, the Alliant Energy Corporation 2002 Equity Incentive Plan, as amended and restated ("2002 Plan"). The two complementary goals of the 2010 Plan are to attract and retain outstanding individuals to serve as officers, directors, employees and consultants or other independent contractors to our Company and to increase shareowner value. Through the approval of the 2010 Plan, the Board seeks to provide a direct link between shareowner value and compensation awards by authorizing awards of shares of our common stock, monetary payments based on the value of our common stock and other incentive compensation awards that are based on our financial performance and individual performance.

In addition to these important goals, the 2010 Plan is being proposed to achieve the following improvements and objectives:

- Compliance with current statutes and regulations;
- Improvement of administrative efficiency and flexibility;
- Consideration of shareowner advisory group policies; and
- Authorization of shares to continue to meet our compensation goals for future years.

All awards granted under the 2002 Plan that are still outstanding upon the approval of the 2010 Plan will remain outstanding and will continue to be subject to all of the terms and conditions of the 2002 Plan. As of March 18, 2010, there were 300,848 shares subject to outstanding options and 387,959 shares subject to unvested restricted stock awards granted under the 2002 Plan. Our Amended and Restated Certificate of Incorporation authorizes the issuance of 240,000,000 shares of common stock, and as of March 18, 2010, there were 110,767,976 shares of common stock issued and outstanding. The market value of one share of common stock as of the close of market on March 18, 2010 was $.

The 2002 Plan first became effective upon its approval by our shareowners on May 18, 2002 and was amended and restated on May 12, 2006. As of March 18, 2010, 2,361,773 shares remain available for additional grants under the 2002 Plan. Upon our shareowners' approval of the 2010 Plan, the 2002 Plan will terminate, no new awards will be granted under the 2002 Plan and all shares that have not been granted under the 2002 Plan will no longer be issued.

The following is a summary of the material provisions of the 2010 Plan. A copy of the 2010 Plan is attached to this Proxy Statement as Exhibit A and is incorporated by reference into this Proxy Statement in its entirety. This summary is subject to the language of the 2010 Plan and the text of the 2010 Plan shall control if there is any inconsistency between this summary and the 2010 Plan text.

Administration and Eligibility. The 2010 Plan will be administered by the Compensation and Personnel Committee (the "Committee") of Alliant Energy Corporation (the "Company"), which will have the authority to interpret the provisions of the 2010 Plan; make, change and rescind rules and regulations relating to the 2010 Plan; and make changes to, or reconcile any inconsistency in, any award or agreement covering an award. The Committee may designate any of the following as a participant under the 2010 Plan: any officer or other employee of the Company or its affiliates or individuals engaged to become an officer or employee, consultants who provide services to the Company or its affiliates and non-employee directors of the Company. The Company currently has eight non-employee directors.

Types of Awards. Awards under the 2010 Plan may consist of incentive awards, stock options, performance shares, performance units, shares of common stock, restricted stock, restricted stock units or other stock-based awards as determined by the Committee. If the 2010 Plan is approved, then the Committee may grant any type of award to any participant it selects, but only employees of the Company or its subsidiaries may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other award (or any other award granted under another plan of the Company or any affiliate). In addition, the Committee is authorized to provide or make awards in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, so that the awards will avoid a plan failure as described in Section 409A(1). The Committee's authorization includes the authority to defer payments or wait for specified distribution events, as provided in Section 409A(2).

Shares Reserved under the 2010 Plan. The 2010 Plan provides that an aggregate of 4,500,000 shares of common stock are reserved for issuance under the 2010 Plan, subject to adjustment as described below. The number of shares reserved for issuance will be depleted on the grant date of an award by the maximum number of shares of common stock, if any, with respect to which such award is granted.

In general, (a) if an award granted under the 2010 Plan lapses, expires, terminates or is cancelled without the issuance of shares under, or the payment of other compensation with respect to shares covered by, the award, (b) if it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable, (c) if shares are forfeited under an award, or (d) if shares are issued under any award and the Company reacquires them pursuant to rights reserved by the Company upon the issuance of the shares, then such shares may again be used for new awards under the 2010 Plan. Shares that are purchased by the Company using proceeds from option exercises, shares tendered or withheld in payment of the exercise price of options and shares tendered or withheld to satisfy federal, state or local tax withholding obligations may never be made available for issuance under the 2010 Plan.

No participant may be granted awards under the 2010 Plan that could result in such participant:

- receiving options for more than 350,000 shares of common stock during any fiscal year of the Company;
- receiving awards of restricted stock and/or restricted stock units relating to more than 250,000 shares of common stock during any fiscal year of the Company;
- receiving, with respect to an award of performance shares and/or an award of performance units the value of which is based on the fair market value of a share of common stock, payment of more than 500,000 shares of common stock in respect of any period of two consecutive fiscal years of the Company, or for more than 750,000 shares of common stock in respect of any period of three consecutive fiscal years of the Company;
- receiving, with respect to an annual incentive award in respect of any single fiscal year of the Company, a cash payment of more than $3,000,000;
- receiving, with respect to a long-term incentive award and/or an award of performance units the value of which is not based on the fair market value of a share of common stock, a cash payment of more than $12,000,000 in respect of any period of two consecutive fiscal years of the Company or of more than $18,000,000 in respect of any period of three consecutive fiscal years of the Company; or
- receiving other stock-based awards relating to more than 250,000 shares of common stock during any fiscal year of the Company.

Each of these limitations is subject to adjustment as described below.

Options. If the 2010 Plan is approved, then the Committee will have the authority to grant stock options and to determine all terms and conditions of each stock option. Stock options will be granted to participants at such time as the Committee will determine. The Committee will also determine the number of options granted, whether an option is to be an incentive stock option or non-qualified stock option and the grant date for the option, which may not be any date prior to the date that the Committee approves the grant. The Committee will fix the option price per share of common stock, which may never be less than the fair market value of a share of common stock on the date of grant. The Committee will determine the expiration date of each option except that the expiration date may not be later than ten years after the date of grant. Options will be exercisable at such times and be subject to such restrictions and conditions as the Committee deems necessary or advisable. Under the 2010 Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to shares of common stock subject to an outstanding stock option award.

Performance and Stock Awards. If the 2010 Plan is approved, then the Committee will have the authority to grant awards of shares of common stock, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of corporate, subsidiary or business unit performance goals established by the Committee and/or upon the completion of a period of service. Restricted stock unit means the right to receive cash and/or shares of common stock the value of which is equal to the fair market value of one share to the extent corporate, subsidiary or business unit performance goals established by the Committee are achieved. Performance shares means the right to receive shares of common stock to the extent corporate, subsidiary or business unit performance goals established by the Committee are achieved. Performance units means the right to receive cash and/or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent corporate, subsidiary or business unit performance goals established by the Committee are achieved.

The Committee will determine all terms and conditions of the awards including (i) the number of shares of common stock and/or units to which such award relates, (ii) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (iii) the length of the vesting and/or performance period and, if different, the date that payment of the benefit will be made, (iv) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (v) with respect to performance shares, performance units and restricted stock units, whether the awards will settle in cash, in shares of common stock, or in a combination of the two. If the Committee determines that restricted stock will vest solely upon the participant remaining in service at the Company for a specified period of time, the 2010 Plan provides that the restricted stock may not completely vest until the end of three years. The restricted stock may vest, pro rata, during the three years (except in the event of death, disability, retirement or a change in control of the Company). Under the 2010 Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to unearned shares of common stock under a performance share, performance unit or restricted stock unit award.

For purposes of the 2010 Plan, performance goals mean any goals the Committee establishes that relate to one or more of the following with respect to the Company or any one or more of its subsidiaries, affiliates or other business units: net income; operating income; income from continuing operations; net sales; cost of sales; revenue; gross income; earnings (including before taxes, and/or interest and/or depreciation and amortization); net earnings per share (including diluted earnings per share); price per share; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; pre-tax profit; ratio of debt to debt plus equity; return on shareowner equity; total shareowner return; return on capital; return on assets; return on equity; return on investment; return on revenues; operating working capital; working capital as a percentage of net sales; cost of capital; average accounts receivable; economic value added; performance value added; customer satisfaction; customer loyalty and/or retention; employee safety; employee engagement; market share; system reliability; cost structure reduction; regulatory outcomes; diversity; cost savings; operating goals; operating margin; profit margin; sales performance; and internal revenue growth. In addition, in the case of awards that the Committee determines will not be considered "performance-based compensation" under Internal Revenue Code Section 162(m), the Committee may establish other performance goals not listed in the 2010 Plan.

As to each performance goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee and to the extent consistent with Internal Revenue Code Section 162(m), will exclude the effects of the following, if the amount is over $4,000,000 on a pre-tax basis and is not considered in the annual budget approved by the Board of Directors: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of an asset; (v) mergers,

acquisitions or dispositions; and (vi) extraordinary, unusual and/or non-recurring items of gain or loss, that in all of the foregoing the Company identifies in its audited financial statements, including notes to the financial statements, or the Management's Discussion and Analysis section of the Company's annual report.

Other Stock-Based Awards. If the 2010 Plan is approved, then the Committee will have the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded, without limitation, as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of common stock from the Company. The Committee will determine all terms and conditions of the award, including the time or times at which such award will be made and the number of shares of common stock to be granted pursuant to such award or to which such award will relate. Any award that provides for purchase rights must be priced at 100% of the fair market value of a share of common stock on the date of the award.

Incentive Awards. If the 2010 Plan is approved, then the Committee will have the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The Committee will determine all terms and conditions of an annual or long-term incentive award, including the performance goals, performance period, the potential amount payable, the type of payment and the timing of payment. The Committee must require that payment of all or any portion of the amount subject to the incentive award is contingent on the achievement or partial achievement of one or more performance goals during the period the Committee specifies. The Committee may specify that performance goals subject to an award are deemed achieved upon a participant's death, disability or change in control of the Company, or, in the case of awards that the Committee determines will not be considered performance-based compensation under Internal Revenue Code Section 162(m), retirement or such other circumstances as the Committee may specify. The performance period for an incentive award must relate to a period of at least one of the Company's fiscal years, and the performance period for a long-term incentive award must relate to a period of more than one of the Company's fiscal years, except in each case, if the award is made at the time of commencement of employment with the Company or on the occasion of a promotion, then the award may relate to a shorter period. Payment of an incentive award will be in cash except to the extent the Committee determines that payment will be in shares of common stock or restricted stock, either on a mandatory basis or at the election of the participant receiving the award, having a fair market value at the time of the payment equal to the amount payable according to the terms of the incentive award.

Amendment of Minimum Vesting and Performance Periods. Notwithstanding the requirements for minimum vesting and/or performance period for an award included in the 2010 Plan, the 2010 Plan provides that the Committee may impose, at the time an award is granted or any later date, a shorter vesting and/or performance period to take into account a participant's hire or promotion, or may accelerate the vesting or deem an award earned, in whole or in part, on a participant's death, disability or retirement or a change in control of the Company. In the event of a change in control of the Company, the Committee may make a change only for participants who leave the Company for good reason or when the Company terminates the participant for reasons other than cause. Under the 2010 Plan, a "change in control" is generally deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power;
- there is a change in the composition of the majority of our Board of Directors that is not approved by at least two-thirds of the existing directors;
- we consummate a merger, consolidation or share exchange with any other corporation (or issue voting securities in connection with a merger, consolidation or share exchange) in which our shareowners control less than 50% of the combined voting power after the merger, consolidation or share exchange;
- our shareowners approve, and we complete, a plan of complete liquidation or dissolution or the sale or disposition by us of all or substantially all of our assets (other than certain sales or dispositions to affiliates).

Transferability. Awards are not transferable other than by will or the laws of descent and distribution, unless the Committee allows a participant to (i) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant's death, (ii) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce, or (iii) transfer an award; provided that the participant may not receive consideration for such a transfer of an award.

Adjustments. If (i) the Company is involved in a merger or other transaction in which shares of common stock are changed or exchanged, (ii) the Company subdivides or combines shares of common stock or declares a dividend payable in shares of common stock, other securities or other property, (iii) the Company effects a cash dividend that exceeds 10% of the trading price of the shares of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that the Board determines is special or extraordinary or that is in connection with a recapitalization or reorganization, or (iv) any other event shall occur, which in the case of this clause (iv), that in the judgment of the Committee requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the 2010 Plan, then the Committee will, in a manner it deems equitable, adjust any or all of (A) the number and type of shares of common stock subject to the 2010 Plan and which may, after the event, be made the subject of awards; (B) the number and type of shares of common stock subject to outstanding awards; (C) the grant, purchase or exercise price with respect to any award; and (D) to the extent such discretion does not cause an award that is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m) to lose its status as such, the performance goals of an award. In any such case, the Committee may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award.

The Committee may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares of common stock otherwise reserved or available under the 2010 Plan, authorize the issuance or assumption of awards upon terms it deems appropriate.

Term of Plan. Unless earlier terminated by the Board of Directors, the 2010 Plan will remain in effect until the earlier of (i) the date that is ten years from the date the plan is approved by the Company's shareowners, which is the effective date for the 2010 Plan, or (ii) the date all shares reserved for issuance have been issued.

Termination and Amendment. The Board of Directors or the Committee may amend, alter, suspend, discontinue or terminate the 2010 Plan at any time, subject to the following limitations:

- the Board must approve any amendment to the 2010 Plan if the Company determines such approval is required by prior action of the Board, applicable corporate law or any other applicable law;
- shareowners must approve any amendment to the 2010 Plan if the Company determines that such approval is required by Section 16 of the Securities Exchange Act of 1934, the Internal Revenue Code, the listing requirements of any principal securities exchange or market on which the shares are then traded or any other applicable law; and
- shareowners must approve any amendment to the 2010 Plan that materially increases the number of shares of common stock reserved under the 2010 Plan or the limitations stated in the 2010 Plan on the number of shares of common stock that participants may receive through an award or that amends the provisions relating to the prohibition on repricing of outstanding options.

The Committee may modify or amend any award, or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify or cancel any terms and conditions applicable to any award, in each case by mutual agreement of the Committee and the award holder, so long as any such action does not increase the number of shares of common stock issuable under the 2010 Plan. The Committee need not obtain the award holder's consent for any such action that is permitted by the adjustment provisions of the 2010 Plan or for any such action: (i) to the extent the Committee deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the common stock is then traded; (ii) to the extent the Committee deems such action is necessary to preserve favorable accounting or tax treatment of any award for the Company; or (iii) to the extent the Committee determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the award holder. The 2010 Plan also provides that the Committee shall have the authority to modify or amend any award granted under the 2002 Plan to waive restrictions or conditions applicable to any such award or to include award terms consistent with the permitted terms of awards granted under the 2010 Plan, except that the Committee is prohibited from repricing awards as discussed below.

The authority of the Board and the Committee to terminate or modify the 2010 Plan or awards will extend beyond the termination date of the 2010 Plan. In addition, termination of the 2010 Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force and effect after termination of the 2010 Plan except as they may lapse or be terminated by their own terms and conditions.

Repricing Prohibited. Except for the adjustments provided for in the 2010 Plan, neither the Committee nor any other person may decrease the exercise price for any outstanding stock option after the date of grant, cancel an outstanding stock option in exchange for cash (other than cash equal to the excess of the fair market value of the shares subject to such stock option at the time of cancellation over the exercise or grant price for such shares), or allow a participant to surrender an outstanding stock option to the Company as consideration for the grant of a new stock option with a lower exercise price.

Certain U.S. Federal Income Tax Consequences. The following summarizes certain U.S. federal income tax consequences relating to the 2010 Plan under current tax law.

Tax Consequences of Stock Options. The grant of a stock option will create no income tax consequences to the Company or the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Upon the participant's subsequent disposition of the shares of common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option (except that the alternative minimum tax may apply). Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the common stock acquired pursuant to the exercise of an incentive stock option and the Company will not be allowed a deduction. If the participant fails to hold the shares of common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Restricted Stock. Generally, a participant will not recognize income and the Company will not be entitled to a deduction at the time an award of restricted stock is made, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time (less the amount, if any, the participant paid for such restricted stock). The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the date the restrictions lapse. Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and the Company will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then the Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to deduct any loss. In addition, the Company would then be required to include as ordinary income the amount of any deduction the Company originally claimed with respect to such shares.

Performance Shares. The grant of performance shares will create no income tax consequences for the Company or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules

applicable to restricted stock as described above. The Company will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant. Upon the participant's subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the participant received the shares.

Performance Units and Restricted Stock Units. The grant of a performance unit or restricted stock unit will create no income tax consequences to the Company or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the Company will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the employee received the shares.

Incentive Awards. A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid, and the Company will be entitled to a corresponding deduction in the same amount and at the same time.

Withholding. In the event the Company is required to withhold any federal, state or local taxes or other amounts in respect of any income recognized by a participant as a result of the grant, vesting, payment or settlement of an award or disposition of any shares of common stock acquired under an award, the Company may deduct from any payments of any kind otherwise due the participant cash, or with the consent of the Committee, shares of common stock otherwise deliverable or vesting under an award, to satisfy such tax obligations. Alternatively, the Company may require such participant to pay to the Company or make other arrangements satisfactory to the Company regarding the payment to the Company of the aggregate amount of any such taxes and other amounts. If shares of common stock are deliverable on exercise or payment of an award, then the Committee may permit a participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such award by electing to (i) have the Company withhold shares otherwise issuable under the award, (ii) tender back shares received in connection with such award, or (iii) deliver other previously owned shares, in each case having a fair market value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum tax withholding obligations associated with the transaction to the extent needed for the Company to avoid an accounting charge.

Additional Taxes Under Section 409A. If an award under the 2010 Plan is considered non-qualified deferred compensation and such award is neither exempt from nor compliant with the requirements of Internal Revenue Code Section 409A, then the participant will be subject to an additional 20% income tax on the value of the award when it is no longer subject to a substantial risk of forfeiture, as well as interest on the income taxes that were owed from the date of vesting to the date such taxes are paid.

No Guarantee of Tax Treatment. Notwithstanding any provision of the 2010 Plan, the Company does not guarantee that (i) any award intended to be exempt from Internal Revenue Code Section 409A is so exempt, (ii) any award intended to comply with Internal Revenue Code Section 409A or Section 422 does so comply, or (iii) any award will otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any of its affiliates indemnify, defend or hold harmless any individual with respect to the tax consequences of any award.

Section 162(m) Limit on Deductibility of Compensation. Internal Revenue Code Section 162(m) limits the deduction the Company can take for compensation it pays to its Chief Executive Officer and the three other highest paid officers other than the Chief Financial Officer (determined as of the end of each year) to $1 million per year per individual. However, certain performance-based compensation that meets the requirements of Internal Revenue Code Section 162(m) does not have to be included when determining whether the $1 million limit has been met. The 2010 Plan is designed so that awards granted to the covered individuals may meet the Internal Revenue Code Section 162(m) requirements for performance-based compensation.

New Plan Benefits. The Company cannot currently determine the awards that may be granted under the 2010 Plan in the future to the executive officers named in this Proxy Statement, other officers, non-employee directors or other persons. The Committee will make such determinations from time to time.

Equity Compensation Plan Information. The following table provides information about the Company's equity compensation plans as of Dec. 31, 2009.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by shareowners	783,289[a]	$27.95	2,465,034[b]
Equity compensation plans not approved by shareowners[c]	N/A	N/A	N/A[d]
	783,289	$27.95	2,465,034

(a) Represents performance shares and options to purchase shares of our common stock granted under the Alliant Energy Long-Term Equity Incentive Plan, as amended, and the 2002 Plan. The performance shares may be paid out in shares of our common stock, cash, or a combination of cash and stock and are adjusted by a performance multiplier, which ranges from zero to 200%, based on the performance criteria. The performance shares included in column (A) of the table reflect an assumed payout in the form of our common stock at a performance multiplier of 200%.

(b) Represents the number of shares that remain available for additional grants under the 2002 Plan as of Dec. 31, 2009. Excludes 351,356 shares of non-vested restricted common stock previously issued and outstanding under the 2002 Plan at Dec. 31, 2009. All of the available shares under the 2002 Plan may be issued upon the exercise of stock options or may be issued as awards in the form of stock appreciation rights, restricted stock, restricted stock units, performance shares or performance units. Upon our shareowners' approval of the 2010 Plan, the 2002 Plan will terminate, no new awards will be granted under the 2002 Plan and these shares will not be issued.

(c) As of Dec. 31, 2009, there were 262,161 shares of our common stock outstanding under the AEDCP.

(d) There is no limit on the number of shares of our common stock that may be held under the AEDCP.

Vote Required

The affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting (assuming a quorum is present) is required for approval of the 2010 Plan. Consequently, broker non-votes will have no impact on the approval of the 2010 Plan, but abstentions will act as a vote against approval of the 2010 Plan. Unless otherwise specified, the proxies solicited hereby will be voted in favor of the above proposal. In the event that the 2010 Plan is not approved by our shareowners at the Annual Meeting, the prior plan will remain in full force and effect.

Our Board of Directors recommends each shareowner vote "FOR" the approval of the Alliant Energy Corporation 2010 Omnibus Incentive Plan. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such adoption.

PROPOSAL FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

In accordance with its charter, the Audit Committee of the Board of Directors appointed the firm of Deloitte & Touche LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company and its subsidiaries for the year ending Dec. 31, 2010, as well as to report as to the effectiveness of internal controls over financial reporting of the Company and its subsidiaries as of Dec. 31, 2010, and is requesting that its shareowners ratify such appointment.

Representatives of Deloitte & Touche LLP are expected to attend the annual meeting where they will be available to respond to appropriate questions and, if they desire, to make a statement. Further information about the services of Deloitte & Touche LLP, including the fees paid in 2008 and 2009, is set forth in the "Report of the Audit Committee."

Vote Required

The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting (assuming a quorum is present) is required to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010. For purposes of determining the vote required for this proposal, abstentions and broker non-votes will have no impact on the vote. The votes represented by proxies will be voted FOR ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010, unless a vote against such approval or to abstain from voting is specifically indicated on the proxy. If the appointment is not ratified by a majority of the votes cast, the failure by the shareowners to ratify will be considered by the Audit Committee as an indication that it should consider selecting another independent registered public accounting firm for the following fiscal year. Even if the shareowners ratify the appointment, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it feels that such a change would be in the best interest of the Company.

The Board of Directors recommends that shareowners vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain officers to file reports of ownership and changes in ownership of the Company's common stock and subsidiary preferred stock with the SEC and furnish copies of those reports to us. As a matter of practice, the Company's Shareowner Services Department assists the Company's directors and executive officers in the preparation of initial reports of ownership and reports of changes in ownership and files those reports with the SEC on their behalf. Based on the written representations of the reporting persons and on copies of the reports filed with the SEC, the Company believes that all reporting persons of the Company satisfied the filing requirements in 2009.

We will furnish to any shareowner, without charge, a copy of our Annual Report on Form 10-K for the year ended Dec. 31, 2009. You may obtain a copy of the Form 10-K by writing Alliant Energy Shareowner Services at 4902 North Biltmore Lane, P.O. Box 14720, Madison, WI 53708-0720 or via email at shareownerservices@alliantenergy.com.

By Order of the Board of Directors,



F. J. Buri
Corporate Secretary &
Assistant General Counsel

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

ALLIANT ENERGY CORPORATION
2010 OMNIBUS INCENTIVE PLAN

1. Purposes, History and Effective Date.

(a) *Purpose.* The Alliant Energy Corporation 2010 Omnibus Incentive Plan has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees and consultants and (ii) to increase shareowner value. The Plan will provide participants incentives to increase shareowner value by offering the opportunity to acquire shares of the Company's common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) *History.* Prior to the effective date of this Plan, the Company had in effect the Alliant Energy Corporation 2002 Equity Incentive Plan, which was originally effective May 18, 2002. Upon shareowner approval of this Plan, the Prior Plan will terminate and no new awards will be granted under the Prior Plan, although awards granted under the Prior Plan and still outstanding will continue to be subject to all terms and conditions of the Prior Plan subject to Section 6(c) of this Plan. Upon shareowner approval of this Plan, all shares that have not been granted under the Prior Plan will no longer be issued.

(c) *Effective Date.* This Plan will become effective, and Awards may be granted under this Plan, on and after the Effective Date. This Plan will terminate as provided in Section 14.

2. Definitions. Capitalized terms used in this Plan have the following meanings:

(a) "Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act or any successor rule or regulation thereto.

(b) "Award" means a grant of Options, Performance Shares, Performance Units, Shares, Restricted Stock, Restricted Stock Units, an Incentive Award or any other type of award permitted under this Plan. Any Award granted under this Plan shall be provided or made in such manner and at such time as complies with the applicable requirements of Code Section 409A to avoid a plan failure described in Code Section 409A(a)(1), including, without limitation, deferring payment to a specified employee or until a specified distribution event, as provided in Code Section 409A(a)(2).

(c) "Board" means the Board of Directors of the Company.

(d) "Cause" means, but is not limited to, (1) embezzlement of funds of the Company or an Affiliate, (2) fraud, (3) the engaging by the Participant in conduct not taken in good faith which has caused demonstrable financial or reputational harm to the Company, (4) commission of a felony which impairs the Participant's ability to perform the Participant's duties and responsibilities and (5) continuing willful and unreasonable refusal by the Participant to perform Participant's duties or responsibilities. The Committee, by a majority vote, shall make the determination of whether Cause exists.

(e) A "Change in Control of the Company" shall be determined with reference to Alliant Energy Corporation as the Company, as more fully set forth below, and shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred, and such an event is a change in ownership of effective control of a corporation or a change in ownership of a substantial portion of the assets of a corporation pursuant to Treasury Regulations section 1.409A-3(i)(5):

(i) any Person (other than (A) the Company or any subsidiary of the Company (each a "Subsidiary"), (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or any Subsidiary, (C) an underwriter temporarily holding securities pursuant to an offering of such securities or (D) a corporation owned, directly or indirectly, by the shareowners of the Company in substantially the same proportions as their ownership of stock in the Company ("Excluded Persons")) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates after the Award Date, pursuant to express authorization by the Board that refers to this exception) representing 20% or more of either the then outstanding shares of Stock or the combined voting power of the Company's then outstanding voting securities; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors of the Company then serving: (A) individuals who, on the date of an Award, constituted the Board and (B) any new director

(other than a director whose initial assumption of office is in connection with an actual or threatened proxy or consent solicitation for the purpose of opposing a solicitation by the Company relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareowners was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date of an Award, or whose appointment, election or nomination for election was previously so approved (collectively the "Continuing Directors"); provided, however, that individuals who are appointed to the Board pursuant to or in accordance with the terms of an agreement relating to a merger, consolidation, or share exchange involving the Company (or any Subsidiary) shall not be Continuing Directors for purposes of this Agreement until after such individuals are first nominated for election by a vote of at least two-thirds (2/3) of the then Continuing Directors and are thereafter elected as directors by the shareowners of the Company at a meeting of shareowners held following consummation of such merger, consolidation or share exchange; and, provided further, that in the event the failure of any such Persons appointed to the Board to be Continuing Directors results in a Change in Control, the subsequent qualification of such Persons as Continuing Directors shall not alter the fact that a Change in Control occurred; or

(iii) the Company after the date of an Award, consummates a merger, consolidation or share exchange with any other corporation or issues voting securities in connection with a merger, consolidation or share exchange involving the Company (or any Subsidiary), other than (A) a merger, consolidation or share exchange which results in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates after the Award Date, pursuant to express authorization by the Board that refers to this exception) representing 20% or more of either the then outstanding shares of Stock or the combined voting power of the Company's then outstanding voting securities; or

(iv) the shareowners of the Company approve, and the Company completes, a plan of complete liquidation or dissolution of the Company or the Company effects a sale or disposition of all or substantially all of its assets (in one transaction or a series of related transactions within any period of 24 consecutive months), other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 75% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control of the Company" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Stock immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions.

(f) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(g) "Committee" means the Compensation and Personnel Committee of the Board (or a successor committee with the same or similar authority).

(h) "Company" means Alliant Energy Corporation, a Wisconsin corporation, or any successor thereto.

(i) "Director" means a member of the Board, and "Non-Employee Director" means a Director who is not an employee of the Company or its Subsidiaries.

(j) "Disability" shall have the meaning provided in the Alliant Energy Cash Balance Plan if and only if the condition is also a disability pursuant to Treasury Regulations section 1.409A-3(i)(4).

(k) "Effective Date" means the date the Company's shareowners approve this Plan.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(m) "Fair Market Value" means, per Share on a particular date, the last sales price on such date on the national securities exchange on which the Stock is then traded, as reported in The Wall Street Journal, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange. If the Shares are not listed on a national securities exchange, but are traded in an over-the-counter market, the last sales price (or, if there is no last sales price reported, the average of the closing bid and asked prices) for the Shares on the particular date, or on the last preceding date on which there was a sale of Shares on that market, will be used. If the Shares are neither listed on a national securities exchange nor traded in an over-the-counter market, the price determined by the Committee, in its discretion, will be used. Notwithstanding the foregoing, in the case of the sale of Shares, the actual sale price shall be the Fair Market Value of such Shares.

(n) "Good Reason" for termination of employment shall mean that an applicable event occurs and the Participant provides notice to the Company of the existence of the event within 90 days of the initial existence of the event and the Company fails to cure the event within 30 days of such notice. The applicable events are any one or more of the following:

(i) a material diminution in the Participant's base compensation;

(ii) a material diminution in the Participant's authority, duties, or responsibilities, including a material diminution in the budget over which the Participant retains authority; or

(iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the board of directors or a corporation (or similar governing body with respect to an entity other than a corporation).

(o) "Incentive Award" means the right to receive a cash payment to the extent Performance Goals are achieved, and shall include "Annual Incentive Awards" as described in Section 9 and "Long-Term Incentive Awards" as described in Section 10.

(p) "Option" means the right to purchase Shares at a stated price for a specified period of time.

(q) "Participant" means an individual selected by the Committee to receive an Award.

(r) "Performance Goals" means any goals the Committee establishes that relate to one or more of the following with respect to the Company or any one or more Subsidiaries, Affiliates or other business units: net income; operating income; income from continuing operations; net sales; cost of sales; revenue; gross income; earnings (including before taxes, and/or interest and/or depreciation and amortization); net earnings per share (including diluted earnings per share); price per share; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; pre-tax profit; ratio of debt to debt plus equity; return on shareowner equity; total shareowner return; return on capital; return on assets; return on equity; return on investment; return on revenues; operating working capital; working capital as a percentage of net sales; cost of capital; average accounts receivable; economic value added; performance value added; customer satisfaction; customer loyalty and/or retention; employee safety; employee engagement; market share; system reliability; cost structure reduction; regulatory outcomes; diversity; cost savings; operating goals; operating margin; profit margin; sales performance; and internal revenue growth. As to each Performance Goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee and to the extent consistent with Code Section 162(m), will exclude the effects of the following, if the amount is over $4,000,000 on a pre-tax basis and is not considered in the annual budget approved by the Board of Directors: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of a asset; (v) mergers, acquisitions or dispositions; and (vi) extraordinary, unusual and/or non-recurring items of gain or loss, that in all of the foregoing the Company identifies in its audited financial statements, including notes to the financial statements, or the Management's Discussion and Analysis section of the Company's annual report. In addition, in the case of Awards that the Committee determines at the date of grant will not be considered "performance-based compensation" under Code Section 162(m), the Committee may establish other Performance Goals not listed in this Plan. Where applicable, the Performance Goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion or achievement in relation to a peer group or other index. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(s) "Performance Shares" means the right to receive Shares to the extent Performance Goals are achieved.

(t) "Performance Units" means the right to receive cash and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved.

(u) "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(v) "Plan" means this Alliant Energy Corporation 2010 Omnibus Incentive Plan, as may be amended from time to time.

(w) "Prior Plan" means the Alliant Energy Corporation 2002 Equity Incentive Plan, as amended and restated.

(x) "Restricted Stock" means Shares that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals and/or upon the completion of a period of service.

(y) "Restricted Stock Unit" means the right to receive cash and/or Shares the value of which is equal to the Fair Market Value of one Share.

(z) "Rule 16b-3" means Rule 16b-3 as promulgated by the United States Securities and Exchange Commission under the Exchange Act.

(aa) "Section 16 Participants" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(bb) "Share" means a share of Stock.

(cc) "Stock" means the Common Stock of the Company, $.01 par value.

(dd) "Subsidiary" means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3. Administration.

(a) *Committee Administration.* In addition to the authority specifically granted to the Committee in this Plan, the Committee has full discretionary authority to administer this Plan, including but not limited to the authority to (i) interpret the provisions of this Plan, (ii) prescribe, amend and rescind rules and regulations relating to this Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any Award or agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan into effect and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Committee determinations shall be made in the sole discretion of the Committee and are final and binding on all interested parties.

(b) *Delegation to Other Committees or Officers.* To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to one or more officers of the Company, any or all of the authority and responsibility of the Committee; provided, however, that no such delegation is permitted with respect to Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors and does not relate to awards intended to qualify as performance-based compensation under Code Section 162(m). If the Board has made such a delegation, then all references to the Committee in this Plan include such other committee or one or more officers to the extent of such delegation.

(c) *Indemnification.* The Company will indemnify and hold harmless each member of the Board and the Committee, and each officer or member of any other committee to whom a delegation under Section 3(b) has been made, as to any acts or omissions, or determination made, with respect to this Plan or any Award to the maximum extent that the law and the Company's by-laws permit.

4. Eligibility.

The Committee may designate any of the following as a Participant from time to time: any officer or other employee of the Company or its Affiliates, an individual that the Company or an Affiliate has engaged to become an officer or employee, a consultant who provides services to the Company or its Affiliates, or a Director, including a Non-Employee Director. The Committee's designation of a Participant in any year will not require the Committee to designate such person to receive an Award in any other year. The Committee's granting of a particular type of Award to a Participant will not require the Committee to grant any other type of Award to such individual.

5. Types of Awards.

Subject to the terms of this Plan, the Committee may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate).

6. Shares Reserved under this Plan.

(a) *Plan Reserve.* Subject to adjustment as provided in Section 16, an aggregate of 4,500,000 Shares, plus the number of Shares described in Section 6(c), are reserved for issuance under this Plan. The Shares reserved for issuance may be either authorized and unissued Shares or Shares reacquired at any time and now or hereafter held as treasury stock. The aggregate number of Shares reserved under this Section 6(a) shall be depleted on the date of grant of an Award by the maximum number of Shares, if any, with respect to which such Award is granted.

(b) *Replenishment of Shares Under this Plan.* If (i) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under, or the payment of other compensation with respect to Shares covered by, the Award (whether due currently or on a deferred basis), (ii) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable, or that other compensation with respect to Shares covered by the Award will not be payable, (iii) Shares are forfeited under an Award, or (iv) Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be recredited to the Plan's reserve and may again be used for new Awards under this Plan. Notwithstanding the foregoing, in no event shall the following Shares be recredited to the Plan's reserve: (i) Shares purchased by the Company using proceeds from Option exercises; (ii) Shares tendered or withheld in payment of the exercise price of an Option; and (iii) Shares are tendered or withheld to satisfy federal, state or local tax withholding obligations.

(c) *No Addition of Shares from Predecessor Plans.* After the Effective Date, if any Shares subject to awards granted under the Prior Plan would again become available for new grants under the terms of such plan if such plan were still in effect, then those Shares will not be available for the purpose of granting Awards under this Plan. Any such Shares will not be available for future awards under the terms of the Prior Plan.

(d) *Participant Limitations.* Subject to adjustment as provided in Section 16, no Participant may be granted Awards that could result in such Participant:

(i) receiving Options for more than 350,000 Shares during any fiscal year of the Company;

(ii) receiving Awards of Restricted Stock and/or Restricted Stock Units relating to more than 250,000 Shares during any fiscal year of the Company;

(iii) receiving, with respect to an Award of Performance Shares and/or an Award of Performance Units the value of which is based on the Fair Market Value of a Share, payment of more than 500,000 Shares in respect of any period of two consecutive fiscal years of the Company, or of more than 750,000 Shares in respect of any period of three consecutive fiscal years of the Company;

(iv) receiving, with respect to an Annual Incentive Award in respect of any single fiscal year of the Company, a cash payment of more than $3,000,000;

(v) receiving, with respect to a Long-Term Incentive Award and/or an Award of Performance Units the value of which is not based on the Fair Market Value of a Share, a cash payment of more than $12,000,000 in respect of any

period of two consecutive fiscal years of the Company, or of more than $18,000,000 in respect of any period of three consecutive fiscal years of the Company; or

(vi) receiving other Stock-based Awards pursuant to Section 12 relating to more than 250,000 Shares during any fiscal year of the Company.

In all cases, determinations under this Section 6(d) should be made in a manner that is consistent with the exemption for performance-based compensation that Code Section 162(m) provides.

7. Options.

Subject to the terms of this Plan, the Committee will determine all terms and conditions of each Option, including but not limited to: (a) whether the Option is an "incentive stock option" which meets the requirements of Code Section 422, or a "nonqualified stock option" which does not meet the requirements of Code Section 422; (b) the grant date, which may not be any day prior to the date that the Committee approves the grant; (c) the number of Shares subject to the Option; (d) the exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; (e) the terms and conditions of exercise, including vesting; and (f) the term, except that an Option must terminate no later than 10 years after the date of grant. In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Committee determines otherwise. Except to the extent the Committee determines otherwise, a Participant may exercise an Option in whole or part after the right to exercise the Option has accrued, provided that any partial exercise must be for one hundred (100) Shares or multiples thereof. If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

8. Performance and Stock Awards.

Subject to the terms of this Plan, the Committee will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares and/or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Committee specifies; (c) the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Performance Shares, Performance Units and Restricted Stock Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or in a combination of cash and Shares. Notwithstanding the foregoing, in the case of an Award of Restricted Stock or Restricted Stock Units granted that is subject to restrictions that lapse solely over a specified period of time, no restrictions may lapse as to any portion of such Award before the first anniversary of the date such Award was granted, as to two-thirds of such Award before the second anniversary of the date such Award was granted, and as to one-third of such Award before the third anniversary of the date such Award was granted, except, in each case, in the event of death, Disability, retirement or a Change of Control.

9. Annual Incentive Awards.

Subject to the terms of this Plan, the Committee will determine all terms and conditions of an Annual Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, the type of payment, and the timing of payment, subject to the following: (a) the Committee must require that payment of all or any portion of the amount subject to the Annual Incentive Award is contingent on the achievement or partial achievement of one or more Performance Goals during the period the Committee specifies, although the Committee may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or a Change in Control of the Company (subject to Section 12) or, in the case of Awards that at the date of grant the Committee determines will not be considered performance-based compensation under Code Section 162(m), retirement (as defined by the Committee) or such other circumstances as the Committee may specify; (b) the performance period must relate to a period of at least one fiscal year of the Company except that, if the Award is made at the time of commencement of employment with the Company or on the occasion of a promotion, then the Award may relate to a period shorter than one fiscal year; and (c) payment will be in cash except to the extent that the Committee determines that payment will be in Shares or Restricted Stock, either on a mandatory basis or at the election of the Participant, having a Fair Market Value at the time of the payment

equal to the amount payable with respect to the Annual Incentive Award; provided, that any such determination by the Committee or election by the Participant must be made prior to the calendar year in which the period for achievement of the Performance Goals begins.

10. Long-Term Incentive Awards.

Subject to the terms of this Plan, the Committee will determine all terms and conditions of a Long-Term Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, the type of payment, and the timing of payment, subject to the following: (a) the Committee must require that payment of all or any portion of the amount subject to the Long-Term Incentive Award is contingent on the achievement or partial achievement of one or more Performance Goals during the period the Committee specifies, although the Committee may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or a Change in Control of the Company (subject to Section 12) or, in the case of Awards that at the date of grant the Committee determines will not be considered performance-based compensation under Code Section 162(m), retirement (as defined by the Committee) or such other circumstances as the Committee may specify; (b) the performance period must relate to a period of more than one fiscal year of the Company except that, if the Award is made at the time of commencement of employment with the Company or on the occasion of a promotion, then the Award may relate to a shorter period; and (c) payment will be in cash except to the extent that the Committee determines that payment will be in Shares or Restricted Stock, either on a mandatory basis or at the election of the Participant, having a Fair Market Value at the time of the payment equal to the amount payable with respect to the Long-Term Incentive Award; provided, that any such determination by the Committee or election by the Participant must be made prior to the calendar year in which the period for achievement of the Performance Goals begins.

11. Other Stock-Based Awards.

Subject to the terms of this Plan, the Committee may grant to Participants other types of Awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, Shares, either alone or in addition to or in conjunction with other Awards, and payable in Stock or cash. Without limitation, such Award may include the issuance of shares of unrestricted Stock, which may be awarded in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, as a bonus, or upon the attainment of Performance Goals or otherwise, or rights to acquire Stock from the Company. The Committee shall determine all terms and conditions of the Award, including but not limited to, the time or times at which such Awards shall be made, and the number of Shares to be granted pursuant to such Awards or to which such Award shall relate; provided that any Award that provides for purchase rights shall be priced at no less than 100% of Fair Market Value on the grant date of the Award.

12. Amendment of Minimum Vesting and Performance Periods.

Notwithstanding any provision of this Plan that requires a minimum vesting and/or performance period for an Award, the Committee, at the time an Award is granted or any later date, may subject an Award to a shorter vesting and/or performance period to take into account a Participant's hire or promotion, or may accelerate the vesting or deem an Award to be earned, in whole or in part, in the event of a Participant's death, Disability or retirement (as defined by the Committee) or a Change in Control of the Company. In the event of a Change in Control of the Company, such change may be made only for Participants who leave the Company for Good Reason or whom the Company terminates for reasons other than Cause.

13. Transferability.

Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Committee allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under the Award after the Participant's death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) transfer an Award; provided, however, that with respect to clause (c) above, the Participant may not receive consideration for such a transfer of an Award.

14. Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a) *Term of Plan.* Unless the Board earlier terminates this Plan pursuant to Section 14(b), this Plan will terminate on the earlier of (i) the date that is 10 years from the Effective Date and (ii) the date when all Shares reserved for issuance have been issued.

(b) *Termination and Amendment.* The Board or the Committee may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporate law or (C) any other applicable law;

(ii) shareowners must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded or (D) any other applicable law; and

(iii) shareowners must approve any of the following Plan amendments: (A) an amendment to materially increase any number of Shares specified in Section 6(a) or 6(d) (except as permitted by Section 16); or (B) an amendment to the provisions of Section 14(e).

(c) *Amendment, Modification or Cancellation of Awards.* Except as provided in Section 14(e) and subject to the requirements of this Plan, the Committee may modify or amend any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award, or amend, modify or cancel any terms and conditions applicable to any Award, in each case by mutual agreement between the Committee and the Participant or any other person(s) as may then have an interest in the Award, so long as any such action does not increase the number of Shares issuable under this Plan (except as permitted by Section 16), but the Committee need not obtain Participant (or other interested party) consent for any such action that is permitted by the provisions of Section 16(a) or for any such action: (i) to the extent the action is deemed necessary by the Committee to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Shares are then traded; (ii) to the extent the action is deemed necessary by the Committee to preserve favorable accounting or tax treatment of any Award for the Company; or (iii) to the extent the Committee determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award. In addition, except as provided in Section 14(e) and subject to the requirements of this Plan, the Committee may modify or amend any Award granted to a Participant under the Prior Plan, or waive any restrictions or conditions applicable to any such Award, in order to reflect Award terms consistent with the permitted terms of Awards granted under this Plan regardless of the terms of the Prior Plan.

(d) *Survival of Authority and Awards.* Notwithstanding the foregoing, the authority of the Board and the Committee under this Section 14 will extend beyond the date of this Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) *Repricing Prohibited.* Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided in Section 16, neither the Committee nor any other person may decrease the exercise price for any outstanding Option after the date of grant, cancel an outstanding Option in exchange for cash (other than cash equal to the excess of the Fair Market Value of the Shares subject to such Option at the time of cancellation over the exercise or grant price for such Shares), or allow a Participant to surrender an outstanding Option to the Company as consideration for the grant of a new Option with a lower exercise price.

15. Taxes.

(a) *Withholding.* In the event the Company or an Affiliate of the Company is required to withhold any federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may deduct (or require an Affiliate to deduct) from any payments of any kind otherwise due the Participant cash, or with the consent of the Committee, Shares otherwise deliverable or vesting under an Award, to satisfy such tax obligations. Alternatively, the Company may require such Participant to pay to the Company, in cash, promptly on demand, or make other arrangements satisfactory to the Company regarding the payment to the Company of the aggregate amount of any such taxes and other amounts. If Shares are deliverable upon exercise or payment of an Award, the Committee may permit a Participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such Award by electing to (a) have the Company withhold Shares otherwise issuable under the Award, (b) tender back Shares received in connection with such Award or (c) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld; provided that the amount to be withheld may not exceed the total minimum federal, state and local tax withholding

obligations associated with the transaction to the extent needed for the Company to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Committee requires. In any case, the Company may defer making payment or delivery under any Award if any such tax may be pending unless and until indemnified to its satisfaction.

(b) *No Guarantee of Tax Treatment.* Notwithstanding any provision of this Plan to the contrary, the Company does not guarantee to any Participant or any other person(s) with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

16. Adjustment Provisions.

(a) *Adjustment of Shares.* If (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; or (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than any associated common stock purchase rights issued pursuant to that certain Amended and Restated Rights Agreement, dated December 11, 2008, between the Company and Wells Fargo Bank, N.A., as rights agent, or similar stock purchase rights that the Company might authorize and issue in the future) or other property; or (iii) the Company shall effect a cash dividend the amount of which exceeds 10% of the trading price of the Shares at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur which, in the case of this clause (iv), in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Sections 6(a) and 6(d)) and which may after the event be made the subject of Awards under this Plan, including incentive stock options, (B) the number and type of Shares subject to outstanding Awards, (C) the grant, purchase, or exercise price with respect to any Award, and (D) to the extent such discretion does not cause an Award that is intended to qualify as performance-based compensation under Code Section 162(m) to lose its status as such, the Performance Goals of an Award. In any such case, the Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Committee effective at such time as the Committee specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options represented immediately prior to any such event and to preserve, without exceeding, the value of such Options. Without limitation, in the event of any such merger or similar transaction, subdivision or combination of Shares, dividend or other event described above (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Committee shall substitute, on an equitable basis as the Committee determines, for each Share then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction. Notwithstanding the foregoing, if the Company shall subdivide the Shares or the Company shall declare a dividend payable in Shares, and if no action is taken by the Board or the Committee, then the adjustments contemplated by this Section 16(a) that are proportionate shall nevertheless automatically be made as of the date of such subdivision of the Shares or dividend in Shares.

(b) *Issuance or Assumption.* Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Committee may authorize the issuance in exchange for cancellation or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

17. Miscellaneous.

(a) *Other Terms and Conditions.* The grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Committee determines appropriate, including, without limitation, provisions for:

(i) one or more means to enable Participants to defer the delivery of Shares or recognition of taxable income relating to Awards or cash payments derived from the Awards on such terms and conditions as the Committee determines, including, by way of example, the form and manner of the deferral election, the treatment of dividends paid on the Shares during the deferral period or a means for providing a return to a Participant on amounts deferred, and the permitted distribution dates or events (provided that no such deferral means may result in an increase in the number of Shares issuable under this Plan);

(ii) the payment of the purchase price of Options (A) by delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (B) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (C) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (D) by any combination of (A), (B) and/or (C);

(iii) giving the Participant the right to receive any cash dividends (whether regular or otherwise), stock dividends and other distributions (whether paid in cash or securities) paid or made with respect to Restricted Stock, provided, however, that any such dividends or distributions shall be held in the custody of the Company and shall be subject to the same restrictions on transferability and forfeitability that apply to the corresponding Restricted Stock. All dividends or distributions credited to the Participant shall be paid to the Participant within forty-five (45) days following the full vesting of the Restricted Stock with respect to which such dividends or distributions were made. Notwithstanding the foregoing, neither dividend payments nor dividend equivalent payments shall be made with respect to the Shares subject to an Award of Options, Performance Shares, Performance Units or Restricted Stock Units;

(iv) restrictions on resale or other disposition of Shares; and

(v) compliance with federal or state securities laws and stock exchange requirements.

(b) *Employment and Service.* The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Committee, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant's termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant's service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, with respect to an Award that is considered deferred compensation subject to Code Section 409A, if a Participant's termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon the Participant's "separation from service" within the meaning of Code Section 409A. Payment to "specified employees" (as defined in Code Section 409A) shall be made six months after the date of separation from service.

(c) *No Fractional Shares.* No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Committee may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated.

(d) *Unfunded Plan.* This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors.

(e) *Requirements of Law and Securities Exchange.* The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges. Notwithstanding any provision of this Plan or any document pertaining to Awards granted hereunder to the contrary, this Plan shall be so construed, interpreted and administered to meet the applicable requirements of Code Section 409A to avoid a plan failure described in Code Section 409A(a)(1).

(f) *Governing Law.* This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles.

(g) *Limitations on Actions.* Any legal action or proceeding with respect to this Plan, any Award or any award agreement must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(h) *Construction.* Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Title of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(i) *Severability.* If any provision of this Plan or any award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would cause this Plan, any award agreement or any Award to violate any law the Committee deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such award agreement and such Award will remain in full force and effect.

[THIS PAGE INTENTIONALLY LEFT BLANK]





© 2010 Alliant Energy 422714 3/10 82.5M JS

(Dollars in millions, except per share data)	**2009**	2008	Change
Operating revenues	**$3,433**	$3,682	(7%)
Amounts attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax (a)	**$111**	$280	(60%)
Income from discontinued operations, net of tax	**$–**	$8	(100%)
Net income (a)	**$111**	$288	(61%)
Diluted earnings per weighted average common share attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax (a)	**$1.01**	$2.54	(60%)
Income from discontinued operations, net of tax	**$–**	$0.07	(100%)
Net income (a)	**$1.01**	$2.61	(61%)
Utility electric sales to retail customers (thousands of megawatt-hours)	**24,588**	26,335	(7%)
Total utility electric sales (thousands of megawatt-hours)	**30,577**	31,295	(2%)
Utility natural gas sold and transported (thousands of dekatherms)	**107,512**	119,275	(10%)
Cash flows from operating activities	**$657**	$338	94%
Construction and acquisition expenditures	**$1,203**	$879	37%
Total assets at year-end	**$9,036**	$8,202	10%
Common shares outstanding at year-end (in thousands)	**110,656**	110,449	0%
Dividends declared per common share (b)	**$1.50**	$1.40	7%
Market value per share at year-end	**$30.26**	$29.18	4%
Book value per share at year-end	**$25.06**	$25.56	(2%)
Market capitalization at year-end	**$3,349**	$3,223	4%

(a) In 2009, Alliant Energy recorded an after-tax loss of $128 million, or $1.16 per share, related to a loss on the early extinguishment of its Exchangeable Senior Notes due 2030.

(b) Effective with the dividend declared and paid in the first quarter of 2010, Alliant Energy's targeted annualized common stock dividend was increased from $1.50 to $1.58 per share.

The financial data should be read in conjunction with the audited consolidated financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per weighted average common share attributable to Alliant Energy common shareowners



Income from continuing operations attributable to Alliant Energy common shareowners (in millions)





Who we are

Alliant Energy, headquartered in Madison, Wis., is an investor-owned public utility holding company traded on the New York Stock Exchange under the symbol "LNT." Alliant Energy's regulated utility subsidiaries own a portfolio of electric generating facilities with a diversified fuel mix including coal, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The utility business also procures natural gas from various suppliers to provide service to approximately 412,000 natural gas customers in the upper Midwest.



Utility Operating Revenues



Electric Sales Mix



Electric Power Sources



Non-regulated businesses

Alliant Energy Resources, LLC (Resources) is the parent company of Alliant Energy's non-regulated businesses. The strategic plan for Alliant Energy's non-regulated operations involves maintaining a portfolio of businesses that are accretive to earnings but not significant users of capital. Resources' portfolio of businesses includes:



RMT. Creates energy and environment solutions that balance business and sustainability goals. RMT has developed, designed and constructed over 3,800 megawatts (MW) of renewable energy facilities nationwide, and has helped leading industrial and commercial companies reduce their environmental footprints through land restoration, air quality improvements, regulatory compliance and waste management.



Other non-regulated investments. This platform includes investments in non-regulated generation, transportation and several other investments. Non-regulated generation owns the Sheboygan Falls Energy Facility (leased to WPL), and small standby generators of Industrial Energy Applications, Inc. Transportation includes a short-line railway that provides freight service; a barge terminal and hauling services, and other transfer and storage services.

Utility business

Interstate Power and Light Company (IPL) and Wisconsin Power and Light Company (WPL) are Alliant Energy's two utility subsidiaries. As the primary targets of our future capital investments, the utilities also represent our growth platform. The strategic plan for Alliant Energy's utility operations is concentrated on:

- building or acquiring and maintaining the generation and infrastructure necessary to provide Alliant Energy's utility customers with safe, reliable and environmentally responsible energy service;
- implementing emission controls at its existing fleet of generating facilities, and;
- using education, awareness and technology to promote energy efficiency and conservation.



Support services

Alliant Energy Corporate Services, Inc. supports the company with traditional administrative functions including strategy, accounting and finance, treasury, fuel procurement, supply chain, corporate communications, legal, regulatory, corporate governance, information technology, human resources, labor relations, internal audit, infrastructure security, facilities, public affairs, and environmental and safety management.

2009 STATISTICS	TOTALS
Maximum peak hour demand (megawatts)	5,491
Number of total electric customers	982,462
Number of total natural gas customers	412,272
Utility electric sales (thousands of megawatt-hours)	30,577
Utility natural gas sold and transported (thousands of dekatherms)	107,512





Dear fellow Shareowners,

As we present our 2009 annual report we are reminded of the old adage that "bad things happen in threes." 2009 certainly exemplified that. It was the third consecutive year of great challenges for our company. 2007 was the year of historic ice storms; 2008 was the year of historic floods; and, 2009 was the year of a historic collapse of the economy and financial markets. In addition, 2009 was the coolest summer in our service territories' recorded history.

But, as history has shown, our employees came together and performed with distinction in the face of adversity. Despite downsizings, and both wage and benefit reductions in 2009, our safety and reliability improved; our project execution was focused and effective; and our customers were well served, a feat for which we were recognized nationally. At the same time, we pursued and received fair rate relief in Iowa and Wisconsin, while continuing successful execution of our strategic plan. Your company was resilient and focused on the right things – and that served both you and our customers well.

Your investment reflected the challenges we faced in 2009. Weak sales, inadequate rates established for 2009 and the stock market downturn pushed our earnings and your share price downward – then a recovery on those fronts enabled an equally dramatic rebound. Our stock opened the year at $29.18, plummeted to a low of $20.31 in March, then rebounded slowly to finish the year at $30.26, 4% higher than where it began the year. That sort of volatility is not what you expect of a utility stock – but 2009 was not what any of us expected. Your return on investment was essentially limited to the dividend which, I am pleased to note, was raised to the equivalent of a targeted annual rate of $1.58 per share in 2010.

With new rates and stabilizing economies in Iowa, Wisconsin and Minnesota, we believe we can deliver to you a more financially stable and satisfying year in 2010. We understand that remaining financially strong is good for both shareowners and customers. We enter 2010 as a financially strong company. And we are determined to keep it that way.

We enter 2010 with greater public policy uncertainty than existed in the beginning of 2009. Arguably, many public policies became less clear in 2009. For example, the nature and timing of climate change legislation became less rather than more clear during 2009. We had expected national legislation. We did not receive it – and don't know when, if ever, to expect it. And, while we remain supportive of national climate change legislation, we continue to urge that it not unduly burden the Midwest, which relies on coal for electric generation. We do not believe a state-by-state approach to global warming will produce meaningful greenhouse gas emission improvements, and fear it will disadvantage our service area economies relative to those of other states – especially those on the East and West coasts of the United States, where coal generation is not as prevalent.


Bill Harvey
Chairman, President and CEO

2009 did not bring clarity to our nation's overall renewable energy policy or to policies aimed at ensuring our country has adequate transmission systems to move renewable energy from where it is produced to where it will be consumed. State and federal programs that induce and incent development of renewables must also address transmission needs if they are truly intended to transform our energy economy. And finally, while 2009 gave rise to a historically unprecedented level of economic stimuli, the benefits remain elusive in our local economies. We remain hopeful government stimulus spending will target the right things to bolster the economy in our service areas.

All this makes one thing clear – never before in the history of our industry has public policy played a greater role in our planning, and never before has there been a greater uncertainty in critical public policy areas. I blame no person or political party for this. Like you, I find it frustrating because without clear policies we cannot be certain in our direction. However, we continue to execute those parts of our strategic plan that we believe are consistent with our nation's energy future. In 2009, our company made significant progress in the development of wind power, continued laying the groundwork for Smart Grid, began testing bio-fuels at one of our older coal facilities, and pursued environmental retrofits at some of our larger and newer coal facilities.

As we push for public policy clarity, we are continuing our strategic planning process to help assure we are positioned for the future. We maintain our sense of optimism as we move forward. We believe we will have stronger financial results in 2010. We believe the economy, the financial and credit markets, our country and our company are reestablishing their balance. Despite the challenges we faced during the past three years, I believe our company is on solid financial ground, and that our continual effort as thoughtful and conservative caretakers of our financial resources is providing us with stability as well as growth opportunities for Alliant Energy.

Our 2010 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, 1919 Alliant Energy Center Way, Madison, Wisconsin on Thursday, May 20, 2010 at 1 p.m. (Central Daylight Time). I encourage you to attend, meet your Board of Directors and management team and allow us to answer any questions you may have.

Thank you for your continued support of our company.

Sincerely,

Bill Harvey
Chairman, President and CEO





Financial markets

We enter 2010 with a very slow economic recovery from the worst recession since the Great Depression. During the first half of 2009, investors watched as a portion of the United States (U.S.) lending mechanism was frozen, key corporate businesses were restructuring or closing their doors, unemployment was on the rise, and consumers were closely watching their spending patterns. Alliant Energy's investors and customers were not immune to the weakened economy. WPL experienced significantly reduced industrial sales due to the closure of a General Motors plant in Janesville, Wisconsin, as well as the closure of many suppliers to that plant. Several commercial and industrial customers cut back on operations. We also cut back on operating expenses, including staff reductions, furloughs, and ceased 401(k) match and pay raises to try to mitigate decreased sales resulting from the economic downturn and the coolest summer on record in our service territories.



The chart at the bottom of this page shows how an investment in Alliant Energy, when considering both changes in the stock price and dividends, compares to two benchmarks – the S&P 500 Index, which is representative of the overall stock market, and the S&P 400 Utilities Index, which is made up of 23 electric, natural gas, and water utilities that have a similar market capitalization to Alliant Energy. Taking a long-term perspective, $100 invested in Alliant Energy common stock at the end of 2004 was worth $130 at the end of 2009. This total return was better than that generated by the S&P 500 Index, but less than the S&P 400 Utilities Index.

Returns in 2009 were positive for Alliant Energy, as well as for the broader markets. On a percentage basis the increases in returns for Alliant Energy, the S&P 500 Index and the S&P 400 Utilities Index were 10%, 26% and 21% respectively. So, Alliant Energy did not do as well as the overall stock market, or the comparable utilities, but Alliant Energy ended 2009 with its stock price higher than at the end of 2008. Also, Alliant Energy paid common stock dividends, as we have for 257 consecutive quarters, and increased targeted annual dividends by 5% for 2010.

As we execute our strategic plan, we believe Alliant Energy is in strong financial health. All credit ratings for the company are rated investment grade with a stable outlook, we have strong liquidity and a secure and growing dividend.

We thank you for your investment in Alliant Energy, and we remain committed to delivering results for our shareowners.

Comparison of Cumulative Five-Year Total Return



As of Dec. 31	2004	2005	2006	2007	2008	2009
Alliant Energy Corporation (LNT)	$100.00	$101.87	$141.96	$157.97	$118.06	$129.72
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$80.74	$102.11
S&P 400 Utilities Index	$100.00	$110.09	$134.39	$143.12	$114.04	$138.33

Alliant Energy 2009 Stock Price







Wind projects

In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa, referred to as the Whispering Willow wind project. This site offers a high capacity factor for wind, which means there is adequate wind in this part of the state to regularly produce electricity. In February 2008, approval was received from the Iowa Utilities Board (IUB) to build a 200 MW wind project at that location called Whispering Willow-East and, in December 2008, IPL officially broke ground on the project.

Whispering Willow-East became commercially operable during the fourth quarter 2009. It is spread over 144 square miles and has 121 turbines capable of producing approximately 200 MW of emissions-free energy. That's enough energy to power about 50,000 homes a year.

Over its anticipated 25 years of operation, Whispering Willow-East is expected to offset as much as 2 million tons of carbon dioxide (CO_2), 2,600 tons of nitrogen oxide (NO_X), 7,000 tons of sulfur dioxide (SO_2) and 1,000 pounds of mercury (Hg). The CO_2 avoided is the equivalent of taking approximately 309,000 standard-size automobiles off the road each year.

Whispering Willow-East is Alliant Energy's second company-owned and operated wind project, coming on-line one year after WPL's 68 MW Cedar Ridge wind project in Fond du Lac County, Wisconsin.

Construction is underway on Alliant Energy's third company-owned and operated wind project. WPL's 200 MW wind project in Freeborn County, Minnesota, called Bent Tree-Phase I, is expected to be fully operational in the first quarter of 2011. By the end of 2011, Alliant Energy will have invested over $1 billion in company-owned and operated wind projects in Iowa, Wisconsin and Minnesota, and wind will make up more than 10% of Alliant Energy's generation portfolio, further securing our spot on the path to a greener future.





Energy efficiency

Alliant Energy has a long history of promoting and supporting residential and business energy efficiency products and practices and we will continue to do so in the future. In Iowa, our 2009-2013 Energy Efficiency Plan is to spend $400 million over 5 years with the goal of achieving electric and gas conservation equal to that of more than 100,000 homes.



In Wisconsin and Minnesota, we have a business energy efficiency initiative – Shared Savings – that has been in place for over two decades in Wisconsin and a decade in Minnesota. Throughout its history, the program has invested over $600 million in energy efficiency projects and avoided the need for a 69 MW generation plant running continuously for two decades. Alliant Energy also supports Focus on Energy, Wisconsin's statewide energy efficiency and renewable energy resource program, by contributing 1.2% of annual retail utility revenues to help fund the program.

In 2009, Alliant Energy received several high profile awards for its energy efficiency efforts. The Midwest Energy Efficiency Alliance recognized Alliant Energy with its Inspiring Efficiency Impact Award and the Inspiring Efficiency Marketing Award, while the U.S. Environmental Protection Agency and the U.S. Department of Energy honored our company with two ENERGY STAR® Awards: the Leadership in Housing Award and the Outstanding Achievement for New Home Construction Program.








Woodchip fuel


Pellet fuel


Switchgrass fuel

Biomass test burns

We're always exploring technologies and costs associated with reducing our carbon footprint, and in November 2009, Alliant Energy kicked off another effort in that regard.

After receiving approval from the Wisconsin Department of Natural Resources (WDNR), we began biomass test burns at the Nelson Dewey Generating Station (NED) in Cassville, Wisconsin.



The WDNR approved a Research and Testing Exemption permit, which allows for the co-firing to be done for a 12-month period within NED's two cyclone coal boilers. During the test burn process, we will examine a number of factors including environmental impacts, adequate fuel supply capabilities, material delivery and handling costs, and the blending and combustion of biomass-based materials within the current plant configuration.

Conducting these test burns will help us understand



the capabilities we have within our current system. While the initial test burns consisted of small percentages, the amount of biomass was quickly increased to five and then ten percent. The Research and Testing Exemption permit allows for testing of up to 20% of biomass.

Biomass-based fuels approved for the test burns include wood chips, agricultural-based pellets and native grasses. Our work with farmers, foresters, loggers and co-ops throughout the Midwest over the last several years has helped us identify different biomass materials that fit with our test schedule, and most of the material will likely come from within 100 miles of NED. The information we gather from performing these test burns will be used as we continue to explore cost effective ways to reduce our carbon footprint.



A smarter energy future

Alliant Energy is working towards a smarter energy future for our customers and the communities we serve by preparing for Smart Grid. Smart Grid enables efficient and reliable delivery of electricity from suppliers to consumers using digital technology. This helps save energy, reduce costs and increase reliability. We started laying the foundation for Smart Grid with the installation of Advanced Metering Infrastructure (AMI) technology throughout our WPL service territory to achieve increased operational efficiencies and reduced costs.

As 2009 came to a close, more than 560,000 two-way meters have been installed for WPL's electric and gas customers. WPL's AMI deployment project was 90% complete as of the end of 2009, and is scheduled to wrap up in mid-2010. As customers receive their new AMI-equipped meters, initially they won't notice much of a difference. While bills will look the same, by reading meters remotely and more frequently, AMI will reduce the need to estimate bills and detect billing irregularities sooner. The most visible immediate change for WPL customers is that they won't see a meter reader stopping by the house each month.

The new remote two-way meters better position the company and our customers for future Smart Grid benefits such as energy and cost saving opportunities, which we will continue to explore in 2010 and beyond. Laying the foundation for Smart Grid allows us to provide the tools needed for our customers to get hands-on experience to not only better understand their energy usage behaviors, but also actively participate in managing their own energy usage and costs through energy efficiency and energy management programs. To that end, we are working on updating our Smart Grid strategy to ensure the cost-effective delivery of the benefits of Smart Grid for our customers and our company. Alliant Energy remains committed to advancing our Smart Grid efforts throughout our entire service territories, with the timing of these efforts dependent upon regulatory support.


The AMI electric meter and handheld device used for communication to the Aliant Energy data management system.



Rate cases

In the previous pages, we have stated how Alliant Energy is balancing our commitment to our customers, shareowners, employees, and communities. Alliant Energy is committed to providing safe, reliable, and environmentally responsible energy to the territories we are proud to serve. In order to ensure we balance these commitments, as well as ensure we maintain a strong balance sheet and produce adequate returns for our shareowners, we need to file for rate increases. Both IPL and WPL recently received rate case decisions. We feel that the IUB and the Public Service Commission of Wisconsin did a good job of striking a balance between mitigating cost impacts on customers while providing our shareowners an opportunity to earn a reasonable return on their investment. We plan to file rate cases in 2010. Below are responses to some of the most frequently asked questions about rate cases:

Why are WPL and IPL asking for rate increases during these difficult economic times?

As of the end of 2009, Alliant Energy owns two wind farms, Whispering Willow-East and Cedar Ridge, and is building a third during 2010, Bent-Tree Phase I, to help reduce the impact on the environment and meet future energy needs. We are also installing large emission reduction equipment, which will reduce the amount of emissions from certain generating facilities. Finally, we are installing AMI meters to enhance the reliability of electric and gas service to our customers. All of these projects require significant investments to benefit customers, therefore those investments will impact customer bills.

What does the future hold for energy costs?

We are anticipating higher energy costs in the coming years. Utilities across the United States are facing pressures to provide safe, reliable and environmentally responsible energy service. The future cost increases are expected to result from:

- Climate change regulations (cap and trade of emission credits, carbon tax, etc.)
- Renewable Portfolio Standards (regulators requiring a certain percentage of energy to come from renewable resources such as wind generators)
- Transmission infrastructure investments (expansion of the grid to distribute the new renewable generation and reduce constraints to move energy across the existing system)
- Emission reductions (meet compliance regulations for production and distribution of energy)

Environment

At Alliant Energy, caring for the environment is one of our core corporate values, and we strive for continuous improvement in our environmental performance. Our employees recognize the effect our company operations have on the environment. We work to design our programs to reflect environmental stewardship and reduce our impact to air, land and water resources. For more information on our environmental activities and to view our annual environmental report, please visit *alliantenergy.com/environment*.









Environmental controls

We continue to build on our commitment to reduce SO_2, NO_X, and Hg emissions. In 2010, we will celebrate the completion of our first large scale environmental control project, which involved the installation of selective catalytic reduction (SCR) equipment and a baghouse at IPL's 270 megawatt Lansing Generating Station Unit 4 in Lansing, Iowa, at a cost of approximately $190 million. We are awaiting regulatory approval to start construction of two environmental control projects at WPL: scrubbers and baghouse at both units of the Columbia Generating Station and installation of SCR equipment at Edgewater Generating Station Unit 5.





Lansing Generating Station



Board of Directors



William D. Harvey
Chairman of the Board
Director since 2005
Age 60



Michael L. Bennett
Director since 2003
Age 56



Darryl B. Hazel
Director since 2006
Age 61



Singleton B. McAllister
Director since 2001
Age 57



Ann K. Newhall
Director since 2003
Age 58



Dean C. Oestreich
Director since 2005
Age 57



David A. Perdue
Director since 2001
Age 60



Judith D. Pyle
Director since 1992
Age 66



Carol P. Sanders
Director since 2005
Age 42

Ages are as of Dec. 31, 2009. Each election date represents the first year of board affiliation with a predecessor company that ultimately became part of Alliant Energy.

For detailed information on each board member, please refer to the Proxy Statement.



Alliant Energy Executive Team: Front Row (L to R): Patricia L. Kampling, William D. Harvey, Barbara J. Swan; Back Rows (L to R): Kay E. Pashos, Wayne A. Reschke, Thomas L. Hanson, Thomas L. Aller, Vern A. Gebhart, John E. Kratchmer, John O. Larsen, Dundeana K. Doyle, and Kevin P. Burke.
Note: Stephen D. Johannsen not pictured.

ALLIANT ENERGY OFFICERS

William D. Harvey, 60 [1986]*
Chairman, President and Chief Executive Officer

Patricia L. Kampling, 50 [2005]*
Executive Vice President-Chief Financial Officer and Treasurer

Barbara J. Swan, 58 [1987]*
Executive Vice President-General Counsel and Chief Administrative Officer

Thomas L. Aller, 60 [1993]*
Senior Vice President-Energy Resource Development

Dundeana K. Doyle, 51 [1984]*
Senior Vice President-Energy Delivery

John O. Larsen, 46 [1988]*
Senior Vice President-Generation

Vern A. Gebhart, 56 [1975]
Vice President-Energy Delivery-Operations West

Thomas L. Hanson, 56 [1980]*
Vice President-Controller and Chief Accounting Officer

John E. Kratchmer, 47 [1985]
Vice President-Energy Delivery-Operations East

Kay E. Pashos, 50 [2009]
Vice President-Regulatory Affairs and Deputy General Counsel

Wayne A. Reschke, 54 [2009]
Vice President-Human Resources

F. J. Buri, 55 [1999]
Corporate Secretary and Assistant General Counsel

Enrique Bacalao, 60 [1998]
Assistant Treasurer

Robert J. Durian, 39 [1992]
Assistant Controller

NON-REGULATED BUSINESS OFFICERS

Stephen D. Johannsen, 57 [1979]
President, RMT, Inc.

Kevin P. Burke, 51 [1981]
Vice President-Alliant Energy Transportation

*Executive Officers

Officers as of February 15, 2010
Ages are as of Dec. 31, 2009.

Dates in brackets represent the year each person joined a predecessor company that ultimately became part of Alliant Energy.



ALLIANT ENERGY CORPORATION

2009

FINANCIAL INFORMATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MDA)

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report. Unless otherwise noted, all "per share" references in MDA refer to earnings per diluted share.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties of Alliant Energy Corporation (Alliant Energy) include:

- federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and of regulatory agency orders;
- its ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, deferred expenditures and capital expenditures, including any construction costs incurred over the predetermined level included in the advanced rate making principles for Interstate Power and Light Company's (IPL's) Whispering Willow - East wind project, costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payment of expected levels of dividends;
- the state of the economy in its service territories and resulting implications on sales, margins and ability to collect unpaid bills, in particular as a result of current economic conditions;
- weather effects on results of operations;
- developments that adversely impact its ability to implement its strategic plan including unanticipated issues in connection with construction and operation of its new wind generating facilities, Wisconsin Power and Light Company's (WPL's) potential purchase of the Riverside Energy Center, and unfavorable regulatory outcomes;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices and other economic conditions may have on its customers' demand for utility services;
- impacts that storms or natural disasters in its service territories may have on its operations and rate relief for costs associated with restoration activities;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations, the ability to defend against environmental claims brought by state and federal agencies, such as the United States of America (U.S.) Environmental Protection Agency (EPA), or third parties such as the Sierra Club, and the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- its ability to continue cost controls and operational efficiencies;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including those that contain a proposed greenhouse gas (GHG) cap-and-trade program;
- continued access to the capital markets on competitive terms and rates;
- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;
- sales and project execution for RMT, Inc. (RMT), the level of growth in the wind and solar development market and the impact of the American Recovery and Reinvestment Act of 2009, and pending legislation;
- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments from RTOs and recovery of costs incurred;
- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;
- its ability to successfully defend against, and any liabilities arising out of, the purported shareowner derivative complaint stemming from the Exchangeable Senior Notes due 2030;
- its ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by its Cash Balance Pension Plan;
- current or future litigation, regulatory investigations, proceedings or inquiries;

- its ability to sustain its dividend payout ratio goal;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents;
- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;
- access to technological developments;
- any material post-closing adjustments related to any of its past asset divestitures;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- increased retirement and benefit plan costs;
- its ability to utilize tax capital losses and net operating losses generated to date, and those that may be generated in the future, before they expire;
- its ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows;
- inflation and interest rates; and
- factors listed in "Other Matters - Other Future Considerations."

Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

CONTENTS OF MDA

MDA consists of the following information:

- Executive Summary
- Strategic Overview
- Rate Matters
- Environmental Matters
- Legislative Matters
- Results of Operations
- Liquidity and Capital Resources
- Other Matters
  - Market Risk Sensitive Instruments and Positions
  - New Accounting Pronouncements
  - Critical Accounting Policies and Estimates
  - Other Future Considerations


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION

EXECUTIVE SUMMARY

Description of Business

General - Alliant Energy is an investor-owned public utility holding company whose primary subsidiaries are IPL, WPL, Alliant Energy Resources, LLC (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services). IPL is a public utility engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in selective markets in Iowa and southern Minnesota. WPL is a public utility engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in selective markets in southern and central Wisconsin. WPL also owns an approximate 16% interest in the American Transmission Company LLC (ATC), a transmission-only utility operating in Wisconsin, Michigan, Illinois and Minnesota. Resources is the parent company for Alliant Energy's non-regulated businesses. Corporate Services provides administrative services to Alliant Energy and its subsidiaries. An illustration of Alliant Energy's primary businesses is shown below.



Utility Business - IPL and WPL own a portfolio of electric generating facilities located in Iowa, Wisconsin and Minnesota with a diversified fuel mix including coal, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The utility business also procures natural gas from various suppliers to provide service to approximately 412,000 retail gas customers in the upper Midwest. Alliant Energy's utility business is its primary source of earnings and cash flows. The earnings and cash flows from the utility business are sensitive to various external factors including, but not limited to, the amount and timing of rate relief approved by regulatory authorities, the impact of weather and economic conditions on electric and gas sales volumes and other factors listed in "Forward-looking Statements."

Non-regulated Businesses - Resources manages various businesses including RMT (environmental, consulting, engineering and renewable energy services), Transportation (short-line railway and barge transportation services), Non-regulated Generation (electric generating facilities management), and several other modest investments.

Parent and Other - includes operations of Alliant Energy (parent holding company) and Corporate Services.

Financial Results

Alliant Energy's earnings per weighted average common share (EPS) attributable to Alliant Energy common shareowners for 2009 and 2008 were as follows:

	2009	2008
Income from continuing operations	**$1.01**	$2.54
Income from discontinued operations	--	0.07
Net income	**$1.01**	$2.61

Additional details regarding Alliant Energy's net income and EPS attributable to Alliant Energy common shareowners were as follows (in millions):

	2009		2008	
Continuing operations:	**Net Income**	**EPS**	Net Income	EPS
Utility	**$223.8**	**$2.03**	$241.3	$2.19
Non-regulated (Resources)	**10.5**	**0.10**	29.3	0.27
Parent company and other	**(123.6)**	**(1.12)**	9.4	0.08
Income from continuing operations	**110.7**	**1.01**	280.0	2.54
Income from discontinued operations	**0.3**	--	8.0	0.07
Net income	**$111.0**	**$1.01**	$288.0	$2.61

The table above includes utility, non-regulated and parent earnings (losses) per share from continuing operations, which are non-GAAP (accounting principles generally accepted in the U.S.) financial measures. Alliant Energy believes utility, non-regulated and parent earnings (losses) per share from continuing operations are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Utility Business - Lower income from continuing operations in 2009 compared to 2008 was primarily due to:

- higher transmission service and pension costs at IPL;
- lower electric sales demand resulting from historically cool weather during the summer of 2009;
- higher depreciation and interest expense as a result of planned capital expenditures;
- lower electric sales demand from industrial customers resulting from unfavorable economic conditions in 2009;
- $0.11 per share of income tax benefits recognized in 2008 related to a U.S. federal income tax audit;
- $0.10 per share of charges incurred in 2009 for proposed coal plants; and
- $0.07 per share of restructuring costs incurred in 2009 related to the elimination of certain corporate and operations positions.

These items were partially offset by:

- $0.32 per share of state income tax benefits in 2009 related to combined reporting for corporate income taxation in Wisconsin enacted in 2009 and a decision by management to allow WPL to do business in Iowa;
- higher electric revenues at IPL resulting from an interim retail electric rate increase effective March 2009;
- impacts on margins and expenses from the severe Midwest flooding in 2008;

- impacts of cost saving initiatives implemented in 2009;
- allowance for funds used during construction (AFUDC) for IPL's Whispering Willow - East wind project in 2009; and
- $0.04 per share of regulatory-related credits in 2009 for the recovery of 2008 flood costs.

Non-regulated Businesses - Lower income from continuing operations in 2009 compared to 2008 was primarily due to:
- lower earnings at RMT resulting from reduced construction activity for wind projects; and
- $0.05 per share of state income tax expense in 2009 related to combined reporting for corporate income taxation in Wisconsin enacted in 2009.

Parent and Other - Lower income from continuing operations in 2009 compared to 2008 was primarily due to:
- a $1.16 per share loss incurred in 2009 on the early extinguishment of Alliant Energy's Exchangeable Senior Notes due 2030; and
- lower interest income caused by lower average balances of cash and cash equivalents and lower interest rates on money market fund investments.

These items were partially offset by $0.09 per share of state income tax benefits in 2009 related to combined reporting for corporate income taxation in Wisconsin enacted in 2009.

Refer to "Results of Operations" for additional details regarding the various factors impacting earnings during 2009, 2008 and 2007.

Strategic Overview

The strategic plan for Alliant Energy focuses on investments in new wind generation to meet customer demand and renewable portfolio standards, emission controls at its existing fleet of electric generating facilities to meet environmental regulations and energy efficiency programs. Key strategic plan developments impacting Alliant Energy during 2009 include:

- March 2009 - WPL acquired approximately 400 megawatts (MW) of wind site capacity in Freeborn County, Minnesota and the development rights for an approximately 100 MW wind project site near Green Lake, Wisconsin. WPL plans to use 200 MW of the capacity from the wind project site in Freeborn County, Minnesota for its Bent Tree - Phase I wind project.
- April 2009 - WPL and its co-owners filed a certificate of authority with the Public Service Commission of Wisconsin (PSCW) to install emission controls at the Columbia Energy Center (Columbia) to reduce sulfur dioxide (SO2) and mercury emissions.
- June 2009 - WPL acquired the Neenah Energy Facility and related assets from Resources for $92 million.
- July 2009 - WPL received an order from the PSCW approving construction of the 200 MW Bent Tree -Phase I wind project.
- October 2009 - WPL received an order from the Minnesota Public Utilities Commission (MPUC) approving the Site Permit and Certificate of Need applications for the 200 MW Bent Tree - Phase I wind project.
- December 2009 - IPL's 200 MW Whispering Willow - East wind project located in Franklin County, Iowa was fully commercially operational.
- December 2009 - WPL and Wisconsin Electric Power Company (WEPCO) entered into a contingent agreement for WPL to purchase WEPCO's 25% ownership interest in Edgewater Generating Station Unit 5 (Edgewater Unit 5).
- December 2009 - As of Dec. 31, 2009, WPL had completed approximately 90% of its Advanced Metering Infrastructure (AMI) by installing over 560,000 AMI electric meters and gas modules in its service territory.

Refer to "Strategic Overview" for additional details regarding these and other strategic plan developments.

Rate Matters

Alliant Energy's utility subsidiaries, IPL and WPL, are subject to federal regulation by the Federal Energy Regulatory Commission (FERC), which has jurisdiction over wholesale electric rates, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates and standards of service. Key regulatory developments impacting Alliant Energy during 2009 and early 2010 include:

- March 2009 - IPL implemented an interim retail electric rate increase for its Iowa retail customers equivalent to approximately $84 million on an annual basis.

- September 2009 - The PSCW set WPL's retail electric fuel rates currently in effect subject to refund beginning Sep. 1, 2009 as a result of lower than expected fuel costs incurred by WPL. In January 2010, WPL filed a retail electric fuel refund report indicating retail fuel over collections of $4 million for the final four months of 2009.
- November 2009 - Legislation (2009 Assembly Bill 600) was introduced in Wisconsin to change statutes related to the process by which utilities recover electric fuel-related costs from their retail electric customers.
- December 2009 - WPL received an order from the PSCW authorizing an annual retail electric rate increase of $59 million, or approximately 6%, and an annual retail natural gas rate increase of $6 million, or approximately 2%, effective January 2010. The order also authorized WPL to recover a portion of the previously deferred costs for the cancelled Nelson Dewey #3 project and certain deferred benefits costs incurred by WPL in 2009.
- January 2010 - IPL received an order from the Iowa Utilities Board (IUB) authorizing a final annual retail electric rate increase of $84 million, or approximately 7%, plus the use of a portion of IPL's regulatory liabilities to offset costs related to the cancelled Sutherland #4 project and future transmission service costs. The order also authorized IPL to recover $8 million of flood-related costs incurred in 2008. Lastly, the IUB deferred the decision on IPL's proposal to implement an automatic cost recovery rider for transmission costs until IPL's next rate case.

Refer to "Rate Matters" for additional details regarding these and other regulatory developments, including plans to file retail rate cases in Iowa, Wisconsin and Minnesota in the first half of 2010.

Environmental Matters -
Alliant Energy is subject to regulation of environmental matters by various federal, state and local authorities. Key environmental developments during 2009 and early 2010 that may impact Alliant Energy include:

- April 2009 - The U.S. Supreme Court granted the EPA authority to use a cost-benefit analysis when setting technology-based requirements under Section 316(b) of the Federal Clean Water Act (Section 316(b)). A revised Section 316(b) rule reflecting the U.S. Supreme Court's decision is anticipated to be proposed by the EPA in 2010.
- October 2009 - The EPA published the proposed GHG Tailoring rule, which could require large industrial facilities to obtain permits that demonstrate use of Best Available Control Technologies (BACT) and energy efficiency measures to minimize GHG emissions when facilities are constructed or significantly modified.
- October 2009 - WPL received from the Sierra Club a notice of intent to file a civil lawsuit (NOI) based on allegations that modifications were made at the Nelson Dewey Generating Station (Nelson Dewey) and Columbia without complying with air permitting requirements. In December 2009, the Sierra Club sent a separate NOI to WPL containing similar allegations regarding the Edgewater Generating Station (Edgewater). WPL and the other owners of Columbia and Edgewater are exploring settlement options with the Sierra Club while simultaneously defending against these actions.
- November 2009 - The EPA issued a final rule staying the application of the Clean Air Interstate Rule (CAIR) annual SO2 and nitrogen oxide (NOx) programs for Minnesota.
- December 2009 - The EPA's Mandatory GHG Reporting rule became effective, which requires electric utilities, among other companies, to monitor and report annual levels of GHG emissions beginning with calendar year 2010.
- December 2009 - The EPA published a proposed rule that would establish a new one-hour National Ambient Air Quality Standard (NAAQS) for SO2 and associated monitoring requirements. The final standard is expected by June 2010 and final designations of non-attainment areas are expected to be issued by June 2012.
- December 2009 - The EPA sent a Notice of Violation (NOV) to WPL as an owner and the operator of Nelson Dewey, Columbia and Edgewater. The NOV alleges that the owners failed to comply with appropriate pre-construction review and permitting requirements. WPL and the other owners of Columbia and Edgewater are exploring settlement options with the EPA while simultaneously defending against these actions.
- December 2009 - The EPA issued a final rule finding that concentrations of GHG emissions in the atmosphere threaten public health and welfare and that emissions from motor vehicles contribute to atmospheric concentrations of GHG emissions and hence to the threat of climate change.
- January 2010 - The Wisconsin Department of Natural Resources (DNR) issued a state thermal rule, subject to EPA approval, regulating the amount of heat that generating facilities can discharge into Wisconsin waters.
- January 2010 - The EPA issued a proposal to reduce the primary NAAQS standard for ozone and establish a new seasonal secondary standard for ozone. The final rule is expected to be issued by August 2010 and final designations of non-attainment areas are expected to be issued by August 2011.
- January 2010 - The EPA issued a final rule to strengthen the primary NAAQS for NOx as measured by nitrogen dioxide (NO2). The EPA expects to designate non-attainment areas for the new NO2 standard by January 2012.

- January 2010 - The EPA issued an information collection request for coal- and oil-fired electric utility steam generation units over 25 MW in order to develop a proposed Utility Maximum Available Control Technology (MACT) standard for the control of mercury and other federal hazardous air pollutants. The EPA is currently negotiating a consent decree that could require the agency to propose Utility MACT standards no later than March 2011 and promulgate final standards no later than November 2011.

Refer to "Environmental Matters" for additional details regarding these and other environmental developments.

Legislative Matters
Alliant Energy monitors various legislative developments, including climate change, tax-related and other matters. Key legislative developments impacting Alliant Energy during 2009 include:

- February 2009 - The American Recovery and Reinvestment Act of 2009 (ARRA) was enacted. The most significant provisions of the ARRA for Alliant Energy provide a one-year extension of the 50% bonus depreciation deduction for certain expenditures for property that is acquired or constructed in 2009, incentives for wind facilities placed in service by Dec. 31, 2012 and grants for qualifying investments that are expected to improve the electric grid and transportation infrastructure.
- February 2009 - The Wisconsin Senate Bill 62 (SB 62) was enacted. The most significant provision of SB 62 for Alliant Energy requires combined reporting for corporate income taxation in Wisconsin beginning with tax returns filed for the calendar year 2009.
- June 2009 - The U.S. House of Representatives (House) approved H.R. 2454. H.R. 2454 contains a proposed cap-and-trade GHG emissions reduction program.
- November / December 2009 - The House and the U.S. Senate passed different versions of proposed healthcare legislation. Both versions contain a provision that would eliminate the non-taxable status of the 28% subsidy provided to employers who continue prescription drug coverage for their retirees.
- December 2009 - The House approved H.R. 4173. The most significant provision of H.R. 4173 for Alliant Energy may require it to post large volumes of cash collateral related to its derivative instruments.

Refer to "Legislative Matters" for additional details regarding these and other legislative developments.

Liquidity and Capital Resources
Based on its current liquidity position and capital structure, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and to meet its long-term contractual obligations. Key financing developments impacting Alliant Energy during 2009 and early 2010 include:

- June 2009 - IPL's and WPL's respective shelf registration statements became effective, which provided IPL and WPL the flexibility to offer up to an aggregate of $650 million and $700 million, respectively, of preferred stock and unsecured debt securities from June 2009 through June 2012.
- June 2009 - MPUC approved IPL's annual capital structure filing, which provides authorization for IPL to issue debt securities during the 12 months ended June 30, 2010 as long as IPL maintains total capitalization (including short-term debt) below $3.11 billion and a common equity ratio between 41.3% and 50.5% during such period. The annual capital structure filing limits IPL's short-term borrowings to a maximum of $300 million outstanding at any time during the 12 months ended June 30, 2010.
- July 2009 - WPL received authorization from the PSCW to issue long-term debt securities of no more than $350 million in 2010.
- July 2009 - IPL issued $300 million of 6.25% senior debentures due 2039 and WPL issued $250 million of 5% debentures due 2019. Proceeds from these issuances were used to repay short-term debt and invest in short-term assets.
- August 2009 - IPL paid at maturity $135 million of its 6.625% senior debentures.
- September 2009 - Alliant Energy's shelf registration became effective, which provides Alliant Energy flexibility to offer from time to time an unspecified amount of common stock, senior notes and other securities from September 2009 through September 2012.
- September 2009 - Alliant Energy announced a tender offer and consent solicitation for its Exchangeable Senior Notes due 2030 (Notes). In 2009, Alliant Energy repurchased 5,940,660 Notes for $241 million. As of Dec. 31, 2009, there were 300 Notes outstanding.
- October 2009 - Alliant Energy issued $250 million of 4% senior notes due 2014 and used the proceeds to repay a short-term loan used for the repurchase of the Notes and for general corporate purposes.

- December 2009 - IPL received authorization from FERC to issue up to $900 million of long-term debt securities, $750 million of short-term debt securities and $200 million of preferred stock during 2010 and 2011.
- December 2009 - At Dec. 31, 2009, Alliant Energy and its subsidiaries had $433 million of available capacity under their revolving credit facilities and $175 million of cash and cash equivalents.
- January 2010 - Alliant Energy announced an increase in its expected annual common stock dividend from $1.50 per share to $1.58 per share, which is equivalent to a rate of $0.395 per share per quarter, beginning with the Feb. 12, 2010 dividend payment.

Refer to "Liquidity and Capital Resources" for additional details regarding these and other financing developments.

STRATEGIC OVERVIEW

Strategic Plan - Alliant Energy's strategic plan focuses on the execution of its utility generation, environmental compliance and energy efficiency plans, while meeting or exceeding customers' and regulators' expectations regarding reliability, availability, customer service and community support. The utility generation, environmental compliance and energy efficiency plans reflect a balanced approach to meeting the needs of customers, shareowners and the environment and includes the following key components:

- **Utility generation plans** - include building or acquiring electric generating facilities to meet customer demand and renewable portfolio standards, reduce reliance on purchased power and mitigate any impacts of future plant retirements. Alliant Energy's proposed new electric generating facilities have a diversified fuel mix and currently include wind projects in the Midwest and a natural gas-fired generating facility in Wisconsin. Alliant Energy believes a diversified fuel mix for new electric generating facilities is important to meeting the needs of its customers, shareowners and the environment while preparing for a potentially carbon-constrained environment in the future. Additional details of new electric generating facilities are included in "Utility Generation Plans" below.
- **Environmental compliance plans** - include implementing emission controls at IPL's and WPL's existing fleet of electric generating facilities to meet current and proposed environmental regulations issued by the EPA and state environmental agencies. After implementation, Alliant Energy's new emission controls are expected to significantly reduce future emissions of NOx, SO2 and mercury at its generating facilities. Additional details regarding proposed new emission controls are included in "Environmental Compliance Plans" below.
- **Energy efficiency programs** - include implementing IPL's Energy Efficiency Plan in Iowa, contributing to Wisconsin's Focus on Energy program, continuing IPL's and WPL's Shared Savings programs in Minnesota and Wisconsin and installing AMI as a platform for Smart Grid initiatives in IPL's and WPL's utility service territories. Additional details of energy efficiency plans are included in "Energy Efficiency Programs" below.

The strategic plan for Alliant Energy's non-regulated operations involves maintaining a portfolio of businesses that are accretive to earnings but not significant users of capital.

Utility Generation Plans - Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its utility generation plans. Alliant Energy is currently evaluating the types of capacity additions it will pursue to meet its customers' long-term energy needs and is monitoring several related external factors that will influence those evaluations. Some of these external factors include regulatory decisions regarding proposed projects, changes in long-term projections of customer demand, availability and cost effectiveness of different generation technologies, market conditions for obtaining financing, developments related to federal and state renewable portfolio standards, environmental requirements for new generation, such as future carbon and renewable requirements and federal and state tax incentives. The following provides details of two generation projects within the Utility Generation Plans that were completed during 2009.

Whispering Willow - East - In the fourth quarter of 2009, IPL's 200 MW Whispering Willow - East wind project located in Franklin County, Iowa, began commercial operation. As of Dec. 31, 2009, IPL incurred construction costs for Whispering Willow - East of $466 million, excluding AFUDC.

Neenah Energy Facility - In June 2009, WPL acquired the Neenah Energy Facility and related assets from Resources for $92 million. The Neenah Energy Facility is a 300 MW, simple-cycle, dual-fueled (natural gas/diesel) electric generating facility located in Neenah, Wisconsin.

The remaining generation projects in Alliant Energy's current utility generation plan through 2013 are as follows (Not Applicable (N/A); To Be Determined (TBD)):

Primary Generation Type	Project Name / Location	Capacity (MW)	Expected Availability Date	Cost Estimate (a)	Current Capitalized Costs (b)	Actual / Expected Regulatory Decision Date
IPL:						
Wind	Whispering Willow - West Franklin County, IA	100	2012	$225 - $275	$29	TBD
WPL:						
Wind	Bent Tree - Phase I Freeborn County, MN	200	Q4 2010 and Q1 2011	425 - 460	162	October 2009
Natural-gas	Riverside Energy Center Beloit, WI	600	2013	365 - 375	N/A	2012 - 2013
					$191	

(a) Cost estimates represent IPL's or WPL's estimated portion of the total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC, if applicable.
(b) Costs represent capitalized expenditures in millions of dollars recorded in "Property, plant and equipment" on the Consolidated Balance Sheet as of Dec. 31, 2009 and exclude AFUDC, if applicable.

Whispering Willow - In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa referred to as the Whispering Willow wind project. IPL utilized 200 MW of this wind site capacity for its Whispering Willow - East wind project discussed above. IPL currently anticipates utilizing 100 MW of the wind site capacity for development of the second phase of the Whispering Willow wind project, known as Whispering Willow - West. IPL plans to utilize the final 100 MW of wind turbine generators and related equipment under the master supply agreement entered into with Vestas-American Wind Technology, Inc. (Vestas) in 2008 for the Whispering Willow-West wind project. In 2009, IPL made progress payments of $22 million to Vestas for the 100 MW of wind turbine generator sets and related equipment. Future development of the remaining 200 MW of the wind site capacity will depend on numerous factors such as renewable portfolio standards, availability of wind turbines and transmission capabilities. As of Dec. 31, 2009, IPL's capitalized costs related to the final 200 MW of wind site capacity held for future development were $10 million.

Bent Tree - In March 2009, WPL acquired approximately 400 MW of wind site capacity in Freeborn County, Minnesota. WPL plans to use 200 MW of the capacity from this site for its Bent Tree - Phase I wind project. In July 2009, WPL received an order from the PSCW approving construction of the 200 MW project. The total project cost approved by the PSCW is $497 million ($460 million, excluding AFUDC). WPL must promptly notify the PSCW if the scope, design or location of the project changes significantly, or if the project cost exceeds the approved amount by more than 10%. WPL expects to use traditional rate making procedures for the recovery of and return on its capital costs for the 200 MW of capacity. In October 2009, WPL received an order from the MPUC approving the Site Permit and Certificate of Need applications. WPL plans to utilize 200 MW of wind turbine generator sets and related equipment under the master supply agreement entered into with Vestas in 2008 for the Bent Tree - Phase I wind project. In 2009, WPL made progress payments of $146 million to Vestas for the 200 MW of wind turbine generator sets and related equipment. Construction of Bent Tree - Phase I is expected to begin in 2010 and the expected commercial operation date is subject to the timing of remaining local permits and execution of a transmission interconnect agreement. Future development of the remaining 200 MW of wind site capacity will depend on numerous factors such as renewable portfolio standards, availability of wind turbines and transmission capabilities. As of Dec. 31, 2009, WPL's capitalized costs related to the additional 200 MW of capacity held for future development were $14 million.

Riverside Energy Center (Riverside) - WPL has a purchased power agreement (PPA) with a subsidiary of Calpine Corporation related to Riverside that extends through May 2013 and provides WPL the option to purchase Riverside at the end of the PPA term. For planning purposes, WPL is currently assuming it will exercise its option to purchase Riverside, a 600 MW natural-gas fired electric generating facility in Beloit, Wisconsin, to replace the output currently obtained under the PPA.

Other Wind Projects - In March 2009, WPL purchased development rights to a wind site with the potential to develop an approximate 100 MW of wind capacity in Green Lake and Fond du Lac Counties in Wisconsin. Development and construction of the project will depend on numerous factors such as renewable portfolio standards, site permitting and environmental approvals, transmission interconnections and availability of wind turbines. As of Dec. 31, 2009, WPL's capitalized costs related to the wind project were $5 million.

WPL's Contingent Purchase Agreement for Edgewater Unit 5 - Refer to Note 12(i) of the "Notes to Consolidated Financial Statements" for discussion of WPL's contingent purchase agreement for Edgewater Unit 5.

Environmental Compliance Plans - Alliant Energy has developed environmental compliance plans to help ensure cost effective compliance with current and proposed environmental regulations expected to significantly reduce future emissions of NOx, SO2 and mercury at its generating facilities. Details of these current and proposed environmental regulations are discussed in "Environmental Matters." The current environmental compliance plans for IPL and WPL include investments in emission controls for their respective electric generating facilities as well as purchases of emission allowances. Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its environmental compliance plans to address various external factors. Some of these external factors include regulatory decisions regarding proposed emission control projects, developments related to environmental regulations, availability and cost effectiveness of different emission reduction technologies, market prices for emission allowances, market conditions for obtaining financings and federal and state tax incentives. The following provides details of capital expenditure estimates for 2010 through 2012 for emission control projects included in Alliant Energy's current environmental compliance plans (in millions):

Generating Unit	Emissions Controlled	Technology (a)	2010	2011	2012
IPL:					
Lansing Unit 4	NOx and Mercury	SCR and Baghouse	$55	$--	$--
Ottumwa	Mercury	Baghouse	5	30	30
			60	30	30
WPL:					
Edgewater Unit 5	NOx	SCR	15	40	45
Columbia	SO2 and Mercury	Scrubber and Baghouse	20	100	125
			35	140	170
Alliant Energy			$95	$170	$200

(a) **Selective Catalytic Reduction (SCR)** is a post-combustion process that injects ammonia or urea into the stream of gases leaving the generating facility boiler to convert NOx emissions into nitrogen and water. The use of a catalyst enhances the effectiveness of the conversion enabling NOx emissions reductions of up to 90%.
Baghouse / carbon injection process is a post-combustion process that injects carbon particles into the stream of gases leaving the generating facility boiler to facilitate the capture of mercury in filters or bags. A baghouse / carbon injection process can remove more than 85% of mercury emissions.
Scrubber is a post-combustion process that injects lime or lime slurry into the stream of gases leaving the generating facility boiler to remove SO2 and capture it in a solid or liquid waste by-product. A scrubber typically removes more than 90% of the SO2 emissions regardless of generating facility boiler type or design.

These capital expenditure estimates represent IPL's or WPL's respective portion of the total escalated capital expenditures and exclude AFUDC, if applicable. Capital expenditure estimates are subject to change based on future changes to plant-specific costs of emission control technologies and air quality rules. Alliant Energy is currently evaluating its environmental compliance plans for 2013 and beyond and will update its capital expenditure plans for these periods in the future when the plans are finalized. Refer to "Environmental Matters" for additional details regarding proposed environmental rules that may impact environmental compliance plans.

IPL's Emission Control Projects - Under Iowa law, IPL is required to file an Emissions Plan and Budget (EPB) at least bi-annually. Filing of annual periodic reports regarding the implementation of IPL's compliance plan and related budget is also required under a settlement agreement between IPL and the Office of Consumer Advocate in Iowa. An EPB provides a utility's compliance plan and related budget to meet applicable state environmental requirements and federal air quality standards. IUB approval of an EPB demonstrates that the IUB believes the EPB is reasonably expected to achieve cost-effective compliance with applicable state environmental requirements and federal air quality standards. In October 2008, the IUB approved the most recent EPB filed by IPL in March 2008. In October 2009, IPL filed its required annual periodic report regarding the implementation of its compliance plan and related budget as contained in IPL's EPB filing approved in October 2008. IPL's EPB filing includes the following emission control projects.

Lansing Generating Station Unit 4 (Lansing Unit 4) - IPL is currently installing a SCR system and baghouse at Lansing Unit 4 to reduce NOx and mercury emissions, respectively, at the generating facility. The SCR system for Lansing Unit 4 was included in IPL's Amended EPB approved by the IUB in November 2007. The baghouse for Lansing Unit 4 was included in IPL's EPB approved by the IUB in October 2008. Total capital expenditures, excluding AFUDC, for the Lansing Unit 4 emission controls are currently estimated to be $188 million ($94 million for controls to reduce NOx and $94 million for controls to reduce mercury). As of Dec. 31, 2009, Alliant Energy recorded $74 million of capitalized expenditures for the SCR system and $57 million of capitalized expenditures for the baghouse at Lansing Unit 4 in "Construction Work in Progress (CWIP)" on the Consolidated Balance Sheet. Remaining capital expenditures for Lansing Unit 4's emission controls are included in the above estimates for Alliant Energy's environmental compliance plans. The SCR system and baghouse at Lansing Unit 4 are expected to be completed by the second quarter of 2010. The SCR system and baghouse at Lansing Unit 4 are expected to support compliance obligations for current and anticipated air quality regulatory requirements, primarily including CAIR and the Utility MACT Standard.

Ottumwa Generating Station (Ottumwa) - IPL's current EPB approved by the IUB in October 2008 included plans to install a baghouse at Ottumwa to reduce mercury emissions at the generating facility. The baghouse at Ottumwa is expected to support compliance obligations for anticipated air quality regulatory requirements including the Utility MACT Standard. IPL's portion of total capital expenditures, excluding AFUDC, for the baghouse is currently estimated to be $103 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans. The project is currently under review to determine whether it will be included in the next EPB that IPL plans to file in the second quarter of 2010.

WPL's Emission Control Projects - WPL must file a certificate of authority and receive authorization from the PSCW to proceed with any individual clean air compliance project containing estimated project costs of $8 million or more. In March 2007, the PSCW approved the deferral of the retail portion of WPL's incremental pre-certification and pre-construction costs for current or future clean air compliance rule projects requiring PSCW approval, effective on the request date of November 2006. Alliant Energy currently anticipates that such deferred costs will be recovered in WPL's future rates and therefore does not expect these costs to have an adverse impact on its financial condition or results of operations. WPL has filed certificates of authority for the following individual clean air compliance projects.

Edgewater Unit 5 - In 2008, WPL filed a certificate of authority with the PSCW to install a SCR system at Edgewater Unit 5 to reduce NOx emissions at the facility. WPL's portion of the capital expenditures, excluding AFUDC, for the Edgewater Unit 5 emission controls is currently estimated to be $115 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans. Alliant Energy currently expects the PSCW to issue a ruling on WPL's application in the second quarter of 2010. The SCR system at Edgewater Unit 5 is expected to support compliance obligations for current and anticipated air quality regulatory requirements, primarily including CAIR and the Wisconsin Reasonably Available Control Technology (RACT) Rule.

Columbia - In April 2009, WPL and its co-owners filed a certificate of authority with the PSCW to install a scrubber and baghouse at Columbia to reduce SO2 and mercury emissions, respectively, at the generating facility. WPL's portion of the capital expenditures, excluding AFUDC, for the Columbia emission controls is currently estimated to be $290 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans. Alliant Energy currently expects the PSCW to issue a ruling on WPL's application in the first quarter of 2010. The scrubber and baghouse at Columbia are expected to support compliance obligations for current and anticipated air quality regulatory requirements, primarily including CAIR and the Wisconsin State Mercury Rule.

Nelson Dewey - In 2007, WPL filed a certificate of authority with the PSCW to install a scrubber and baghouse at the two existing units at Nelson Dewey to reduce SO2 and mercury emissions, respectively, at the generating facility. WPL is re-evaluating this project due to forthcoming changes in environmental rules and regulations. There are no capital expenditures included in the above table relating to this project.

Energy Efficiency Programs - Alliant Energy has several energy efficiency programs that help customers reduce their energy usage through the use of new energy efficient equipment, products and practices. The following are Alliant Energy's current key energy efficiency programs:

Smart Grid Initiatives - Smart Grid initiatives are designed to improve customer service, enhance energy management and conservation and provide operational savings through increased efficiencies of IPL's and WPL's electric distribution systems. AMI is expected to be the foundation for the Smart Grid in IPL's and WPL's service territories. WPL has completed approximately 90% of its AMI deployment by installing over 560,000 AMI electric meters and gas modules in its service territory as of Dec. 31, 2009. Alliant Energy anticipates WPL's total capital expenditures for AMI will be approximately $110 million ($90 million for the electric portion and $20 million for the gas portion) upon completion of the deployment in 2010. Alliant Energy also plans to install AMI in IPL's Iowa and Minnesota service territories at an estimated cost of approximately $145 million, conditional upon appropriate cost recovery treatment in IPL's regulatory jurisdictions.

IPL Energy Efficiency Plan (EEP) - In April 2008, IPL filed an EEP for 2009 through 2013 with the IUB. The EEP includes spending approximately $400 million for electrical and natural gas energy efficiency programs in Iowa over the next five years, and aspires to conserve electric and gas usage equal to that of more than 100,000 homes. In accordance with Iowa law, IPL is required to file an EEP every five years. An EEP provides a utility's plan and related budget to achieve specified levels of energy savings. IUB approval demonstrates that the IUB believes that IPL's EEP is reasonably expected to achieve cost-effective delivery of the energy efficiency programs. To the extent approved by the IUB, costs associated with executing the EEP are recovered from ratepayers through an additional tariff called an Energy Efficiency Cost Recovery (EECR) factor. The EECR factors are revised annually and include a reconciliation to eliminate any under- or over-recovery of energy efficiency expenses from prior periods. There are no carrying costs associated with the cost recovery factors. In March 2009, the IUB approved new EECR factors for IPL's electric and gas retail customers for the period from April 1, 2009 through March 31, 2010. The new EECR factors are based on IPL's approved budget as filed with its EEP for 2009 through 2013, along with any over- or under-collection from the prior year and therefore are not expected to have a material impact on Alliant Energy's financial condition or results of operations.

Focus on Energy Program - WPL contributes 1.2% of annual retail utility revenues to help fund Focus on Energy, Wisconsin's statewide energy efficiency and renewable energy resource program. Focus on Energy works with eligible Wisconsin residents and businesses to finance and install energy efficiency and renewable energy equipment. Contributions to Focus on Energy are recovered from WPL's retail rate payers.

Shared Savings Programs - IPL and WPL offer energy efficiency programs to certain customers in Minnesota and Wisconsin referred to as Shared Savings programs. These programs provide low-cost financing to help customers identify, purchase and install energy efficiency improvement projects. The customers repay IPL and WPL with monthly payments over a term up to five years.

RATE MATTERS

Overview - Alliant Energy has two utility subsidiaries, IPL and WPL. Alliant Energy's utility subsidiaries are subject to federal regulation by FERC, which has jurisdiction over wholesale electric rates, electric transmission and certain natural gas facilities, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates and standards of service. Such regulatory oversight also covers IPL's and WPL's plans for construction and financing of new generation facilities and related activities.

Retail Base Rate Filings - Details of Alliant Energy's retail base rate cases impacting its historical and future results of operations are as follows (dollars in millions; Electric (E); Gas (G); Not Applicable (N/A)):

Retail Base Rate Cases	Utility Type	Filing Date	Interim Increase Implemented (a)	Interim Effective Date	Final Increase (Decrease) Granted	Final Effective Date	Return on Common Equity
WPL:							
2010 Test Year	E/G	May-09	N/A	N/A	E-$59; G-$6	Jan-10	10.40%
2009/2010 Test Period	E/G	Feb-08	N/A	N/A	G-(4)	Jan-09	N/A
2008 Test Year	E	Apr-07	N/A	N/A	26	Jan-08	N/A
IPL:							
Iowa 2008 Test Year	E	Mar-09	$84	Mar-09	84	Feb-10	10.50%

(a) Interim rates are implemented (without regulatory review for IPL), subject to refund, pending determination of final rates. The amount of the interim rates is replaced by the amount of final rates once the final rates are granted.

WPL's Retail Rate Case (2010 Test Year) - In May 2009, WPL filed a request with the PSCW to increase annual retail electric rates by $86 million, or approximately 9%, and increase annual retail natural gas rates by $6 million, or approximately 3%. The request was based on a 2010 forward-looking test year. The key drivers for the filing included recovery of infrastructure costs of the electric and natural gas utility systems, which had been impacted by a material reduction in sales and increased costs. In addition, WPL requested recovery of the remaining retail portion of the deferred costs for its cancelled Nelson Dewey #3 project. In September 2009, WPL revised its request to an annual electric retail rate increase of $99 million and annual retail natural gas rate increase of $8 million. The increase in the requested amount for the retail electric rates was primarily due to increased infrastructure costs and a reduced 2010 sales forecast.

In December 2009, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $59 million, or approximately 6%, and an annual retail natural gas rate increase of $6 million, or approximately 2%, effective January 2010. The PSCW order included the following details:

- Return on common equity of 10.4%
- Regulatory capital structure comprised of 50.4% common equity, 43.3% long-term debt, 3.9% short-term debt and 2.4% preferred equity
- Weighted average cost of capital of 8.18%
- 2010 average rate base of $1.38 billion for retail electric and $0.21 billion for retail natural gas.

The December 2009 order from the PSCW also approved recovery of certain deferred benefits costs incurred by WPL in 2009 and a portion of the previously deferred costs for the cancelled Nelson Dewey #3 project. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" and "Results of Operations" for further discussion regarding the PSCW's decision regarding recovery of these deferred costs and regulatory-related charges in 2009 for the portion of the cancelled Nelson Dewey #3 costs that WPL was denied recovery.

The 2010 retail electric rate relief approved by the PSCW includes an amount that represents a current return on 50% of the estimated CWIP for WPL's Bent Tree - Phase I wind project for 2010. The remaining CWIP balance for its Bent Tree - Phase I wind project will accrue AFUDC during 2010. In addition, the PSCW authorized WPL to defer the retail portion of return on rate base, depreciation expense and other operation and maintenance expenses for those portions of the Bent Tree - Phase I wind project placed in service in 2010.

WPL's Retail Rate Case (2009/2010 Test Period) - In February 2008, WPL filed a request with the PSCW to increase current retail electric rates by $93 million, or approximately 9%, and reduce current retail gas rates by $1 million, or approximately 1%, effective Jan. 1, 2009. The electric request was based on a 2009 forward-looking test year with approval to reopen the case to address limited cost drivers for 2010. The electric request reflected recovery for increased projected spending on electric generation infrastructure, environmental compliance and stewardship, enhanced investment in renewable energy projects, stepped-up customer energy efficiency and conservation efforts, and related electric transmission and distribution costs. The gas request was based on an average of 2009 and 2010 projected costs.

Through the course of the PSCW audit, the 2009 request was updated for various new cost estimates and removal of capital projects that had not yet been approved by the PSCW. These projects include Bent Tree - Phase I, Nelson Dewey #3 (subsequently rejected by the PSCW in December 2008) and various environmental compliance projects. WPL received approval from the PSCW for the Bent Tree - Phase I wind project in 2009, and it was subsequently included in WPL's 2010 retail rate case.

In December 2008, WPL and major intervenors in the case reached a stipulated agreement on electric and gas rate changes for 2009. The parties agreed to hold retail electric rates flat and decrease retail gas rates by $4 million. The stipulated agreement also included a provision that authorized WPL to defer, and record carrying costs on, the retail portion of pension and benefit costs in excess of $4 million, any change in the retail portion of network wheeling costs charged by ATC that is different than the $82 million included in rates and any change in the retail portion of emission allowance expense that is different than $2 million. In addition, the stipulated agreement included the recovery of $9 million over a two-year period for pre-certification costs related to the Nelson Dewey #3 project that had been incurred through December 2007. The PSCW approved the stipulations in December 2008.

WPL's Retail Rate Case (2008 Test Year) - In April 2007, WPL filed a request with the PSCW to reopen its 2007 retail rate case for the limited purpose of increasing electric retail rates in an amount equal to deferral credits that were fully amortized on Dec. 31, 2007. WPL also requested clarification that it is authorized to record AFUDC on all CWIP balances in excess of the CWIP balance included in the 2007 test year. In November 2007, the PSCW issued a final written order approving an annual electric retail rate increase of $26 million effective Jan. 1, 2008 and approving WPL's requested clarification regarding AFUDC and CWIP.

IPL's Iowa Retail Rate Case (2008 Test Year) - In March 2009, IPL filed a request with the IUB to increase annual electric rates for its Iowa retail customers by $171 million, or approximately 17%. The filing was based on a 2008 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after the commencement of the proceeding. The key drivers for the filing included recovery of increased costs and capital investments since IPL's last Iowa electric retail rate case filed in 2004. These increased costs and capital investments included increased costs for electric transmission service, infrastructure investments completed during the past five years to enhance the reliability of IPL's electric system and lower emissions at its generating facilities, increased costs for pension and other employee benefits, capital investments and operating expenses incurred by IPL to restore electric service following 2007 winter ice storms and 2008 severe flooding that impacted its Iowa electric service territory, and capital expenditures for the cancelled Sutherland #4 project. In September 2009, IPL revised this request to seek an increase of $146 million, or approximately 14%. The decrease in the requested amount was primarily due to an alternative cost recovery process for the capitalized expenditures for Sutherland #4 discussed below and an alternative method (five-year average) for calculating the annual recovery amount of pension and other postretirement benefit costs.

In January 2010, IPL received an order from the IUB authorizing a final annual retail electric rate increase of $84 million, or approximately 7%, plus the use of a portion of IPL's regulatory liabilities to offset costs related to the cancelled Sutherland #4 project and future electric transmission service costs. The IUB order included the following details:

- Return on common equity of 10.5% for all non-Emery Generating Station-related capital (Emery Generating Station-related capital has a previously approved return on common equity of 12.23%)
- Regulatory capital structure comprised of 49.5% common equity, 43.5% long-term debt and 7.0% preferred equity
- Weighted average cost of capital of 8.76% for all non-Emery Generating Station-related capital
- 2008 average rate base of $1.82 billion for retail electric.

Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for additional discussion of the IUB's decision in its January 2010 order to allow IPL to recover $8 million of flood-related costs incurred in 2008 and to use regulatory liabilities to offset the recovery of $26 million of costs incurred for the cancelled Sutherland #4 base-load project and $46 million of transmission costs expected to be billed to IPL in 2010 related to ITC Midwest LLC's (ITC's) 2008 transmission revenue true-up adjustment.

Planned Utility Rate Cases in 2010 - IPL expects to file an Iowa retail electric rate case in March 2010 based on a 2009 historical test period. The key drivers for the filing include recovery of investments in the Whispering Willow - East wind project and emission control projects at Lansing Unit 4 and recovery of increased electric transmission service costs. Any rate changes are expected to be implemented in two phases with interim rates effective approximately 10 days after the filing and final rates effective approximately 11 months after the March filing date. IPL also anticipates filing a retail electric rate case in Minnesota in the second quarter of 2010. Any rate changes in Minnesota are currently expected to be implemented in two phases with interim rates effective approximately two months after the filing and final rates effective approximately 10 months after the filing date.

WPL expects to file a retail electric and gas rate case in March 2010 based on a forward-looking test period that includes 2011 and 2012. The key drivers for the filing include recovery of investments in WPL's Bent Tree - Phase I wind project and other infrastructure projects. Any rate changes granted are expected to be effective on Jan. 1, 2011, which is the start of the test-year period.

Other Utility Rate Case Information - With the exception of recovering a return on additions to IPL's and WPL's infrastructure, a significant portion of the rate increases included in the above table reflect a recovery of increased costs incurred or expected to be incurred by IPL and WPL and the impact of lower sales. Thus, increases in revenues from rate increases cannot be expected to result in an equal increase in income before income taxes to either IPL or WPL, as applicable.

Retail Fuel-related Rate Filings - Details of WPL's retail fuel-related rate filings impacting Alliant Energy's historical results of operations are as follows:

2009 Test Year - In August 2009, WPL notified the PSCW that its actual retail fuel-related costs incurred during the month of July 2009 were below the monthly monitoring range of plus or minus 8% and projected annual retail fuel-related costs for 2009 could fall outside the annual monitoring range of plus or minus 2%. In September 2009, the PSCW issued an order that set WPL's retail electric fuel rates currently in effect subject to refund beginning Sep. 1, 2009. In January 2010, WPL filed a retail electric fuel refund report indicating retail fuel over collections of $4 million for the period from Sep. 1, 2009 through Dec. 31, 2009. As of Dec. 31, 2009, Alliant Energy reserved $4 million, including interest, for refunds anticipated to be paid to WPL's retail electric customers. Alliant Energy currently expects to receive the PSCW's decision and complete any refunds to WPL's retail electric customers in the second quarter of 2010.

2008 Test Year - In March 2008, WPL filed a request with the PSCW to increase annual retail electric rates by $16 million to recover anticipated increased electric production fuel and energy purchases (fuel-related costs). Actual fuel-related costs through February 2008, combined with projections of continued higher fuel-related costs for the remainder of 2008, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. In the second quarter of 2008, WPL received an order from the PSCW authorizing the requested $16 million interim increase, subject to refund, effective in April 2008. Retail fuel-related costs incurred by WPL in 2008 were lower than retail fuel-related costs used to determine interim rates that were effective April 2008, resulting in $23 million, including interest, of refunds owed to its retail electric customers. WPL refunded the $23 million to its retail electric customers in 2009.

2007 Test Year - In May 2007, WPL notified the PSCW that its actual average fuel-related costs for the month of March 2007 had fallen below the monthly fuel monitoring range set in WPL's most recent retail rate case and that projected average fuel-related costs for 2007 could be below the annual monitoring range to an extent that would warrant a decrease in retail electric rates. In June 2007, the PSCW issued an order that set WPL's retail electric rates currently in effect subject to refund beginning June 1, 2007. Retail fuel-related costs incurred by WPL for the period from June 1, 2007 to Dec. 31, 2007 were lower than retail fuel-related costs used to determine rates during such period resulting in $22 million, including interest, of refunds owed to its retail electric customers. WPL completed these refunds by reimbursing its retail electric customers $4 million in 2007, $16 million in 2008 and $2 million in 2009.

WPL's Wholesale Rate Filing - In December 2006, WPL received an order from FERC authorizing an interim rate increase, subject to refund, effective June 1, 2007 related to WPL's request to implement a formula rate structure for its wholesale electric customers. In February 2008, final written agreements were filed with FERC that contained a settlement between WPL and its wholesale customers of the issues identified in WPL's filing requesting the formula rate structure. In August 2008, FERC approved the settlement and the implementation of settlement rates effective June 1, 2008. During the period the interim rate increase was effective from June 1, 2007 to May 31, 2008, WPL over-recovered $10 million, including interest, from its wholesale customers. In September 2008, WPL refunded the $10 million to its wholesale electric customers.

Authorized Return on Equity - At Dec. 31, 2009, IPL's and WPL's most recently authorized return on common equity for each of their key jurisdictions were as follows:

IPL's Jurisdictions	Authorized Return on Common Equity	WPL's Jurisdictions	Authorized Return on Common Equity
Iowa retail (IUB):		**Wisconsin retail (PSCW):**	
Electric - Emery Generating Station	12.23%	Electric	10.40%
Electric - Whispering Willow - East	11.70%	Gas	10.40%
Electric - Other	10.50%	**Wholesale (FERC):**	
Gas	10.40%	Electric	10.90%
Minnesota retail (MPUC):			
Electric	10.39%		
Gas	10.75%		

Proposed Changes to Rate Recovery Mechanisms

IPL's Iowa Transmission Rider - In 2009, IPL filed a proposal with the IUB to implement an automatic cost recovery rider for annual changes in electric transmission service costs. The proposed automatic cost recovery rider would not require a base rate case for annual revisions of rates charged to IPL's Iowa retail electric customers, but would require that the electric transmission service costs incurred be fully reconciled against the revenues collected for such costs. In its January 2010 order, the IUB deferred the decision on IPL's proposal to IPL's next filed rate case.

IPL's Minnesota Transmission Rider - In January 2010, IPL filed a proposal with the MPUC to implement an automatic cost recovery rider for annual changes in electric transmission service costs. The proposed automatic cost recovery rider would not require a base rate case for annual revisions of rates charged to IPL's Minnesota retail electric customers, but would require that the electric transmission service costs incurred be fully reconciled against the revenues collected for such costs. Alliant Energy is currently unable to determine when the MPUC will take action on this request.

WPL's Wholesale Formula Rate Change - In August 2009, WPL filed a request with FERC requesting approval of changes to WPL's wholesale formula rates in order to implement for billing purposes the full impact of accounting for defined benefit postretirement plans. In October 2009, WPL wholesale customers requested that FERC suspend the August 2009 filing and set up an evidentiary hearing to be held pending the outcome of settlement discussions.

Electric Fuel-related Cost Recovery Mechanism in Wisconsin - In November 2009, legislation (2009 Assembly Bill 600) was introduced in Wisconsin to change statutes related to the process by which utilities recover electric fuel-related costs from their retail electric customers. If approved, the new electric fuel-related costs recovery mechanism would allow Wisconsin utilities to automatically defer electric fuel-related costs that fall outside a symmetrical cost tolerance band and reflect the over/under recovery of these deferred costs in future billings to their retail customers. This change would eliminate the current regulatory lag between the point in time fuel-related costs fall outside tolerance bands and the point in time when new rates are placed into effect. The PSCW supports this legislation. In February 2010, the Wisconsin Assembly approved the 2009 Assembly Bill 600. However, Alliant Energy is unable to predict whether the legislation will be enacted.

ENVIRONMENTAL MATTERS

Overview - Alliant Energy is subject to regulation of environmental matters by federal, state and local authorities as a result of its current and past operations. Alliant Energy monitors these environmental matters and addresses them with pollution abatement programs. These programs are subject to continuing review and are periodically revised due to various factors, including changes in environmental regulations, litigation of environmental requirements, construction plans and compliance costs. There is currently significant regulatory uncertainty with respect to the various environmental rules and regulations discussed below. Given the dynamic nature of environmental regulations and other related regulatory requirements, Alliant Energy has established an integrated planning process that is used for environmental compliance of its future anticipated operations. Alliant Energy anticipates future expenditures for environmental compliance will be material including significant capital investments. Alliant Energy anticipates that prudent expenditures incurred by IPL and WPL to comply with environmental requirements likely would be recovered in rates from IPL's and WPL's customers. Refer to "Strategic Overview - Environmental Compliance Plans" for details of Alliant Energy's environmental compliance plans, including estimated capital expenditures. The following are major environmental matters that could potentially have a significant impact on Alliant Energy's financial condition and results of operations.

Air Quality - The Clean Air Act (CAA) and its amendments mandate preservation of air quality through existing regulations and periodic reviews to ensure adequacy of these provisions based on scientific data. As part of the basic framework under the CAA, the EPA is required to establish NAAQS, which serve to protect public health and welfare. These standards address six "criteria" pollutants, four of which are particularly relevant to Alliant Energy's electric utility operations, including NOx, SO2, particulate matter (PM), and ozone. Ozone is not directly emitted from Alliant Energy's generating facilities; however, NOx emissions may contribute to its formation in the atmosphere. Fine particulate matter (PM2.5) may also be formed in the atmosphere from SO2 and NOx emissions.

State implementation plans (SIPs) document the collection of regulations that individual state agencies will apply to maintain NAAQS and related CAA requirements. The EPA must approve each SIP and if a SIP is not acceptable to the EPA or if a state chooses not to issue separate state rules, then the EPA can assume enforcement of the CAA in that state by issuing a federal implementation plan (FIP). Areas that comply with NAAQS are considered to be in attainment, whereas routinely monitored locations that do not comply with these standards may be classified by the EPA as non-attainment and require further actions to reduce emissions. Additional emissions standards may also be applied under the CAA regulatory framework beyond the NAAQS. The specific federal and state regulations that may affect Alliant Energy's operations include: CAIR, Clean Air Visibility Rule (CAVR), Wisconsin State Mercury Rule, Wisconsin RACT Rule, MACT standards

and NAAQS rules. Alliant Energy also monitors various other potential environmental matters related to air quality, including: litigation of various federal rules issued under the CAA statutory authority; revisions to the New Source Review/Prevention of Significant Deterioration (PSD) permitting programs and New Source Performance Standards; and proposed legislation or other regulatory actions to regulate the emission of GHG.

CAIR - CAIR was issued by the EPA in 2005 to reduce emissions of SO2 and NOx from electric generating units with greater than 25 MW of capacity. CAIR established new SO2 and NOx (both annual and ozone season) emission caps beginning in 2010 and 2009, respectively, with further reductions in SO2 and NOx emission caps effective in 2015. CAIR included a large regional cap-and-trade system, where compliance may be achieved by either adding emission controls and/or purchasing emission allowances. In July 2008, the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR in its entirety. In September 2008, the EPA and other affected parties filed petitions requesting the D.C. Circuit Court review this decision, including a request that CAIR be remanded to the EPA for reconsideration and not vacated in its entirety. In December 2008, the D.C. Circuit Court issued an order that denied rehearing of the original court decision and also remanded (rather than vacated) CAIR to the EPA for revision to address flaws identified in the July 2008 opinion in the case. The impact of the court's remand of CAIR to the EPA is that CAIR obligations became effective Jan. 1, 2009. The EPA has indicated that a revised CAIR proposal is expected to be issued by May 2010 and the final revised rule is expected to be issued 12 to 14 months later.

The 2008 court ruling may have an indirect impact on the CAVR issued by the EPA in 1999 and related Best Available Retrofit Technology Rule (BART) determination guidance in 2005 to address regional haze as discussed below. The EPA's response to this court decision and associated implications to Alliant Energy are uncertain at this time. There are also uncertainties regarding the state regulations in Iowa and Wisconsin that were adopted to implement CAIR and state responses when a federal CAIR replacement rule is finalized by the EPA.

In November 2009, the EPA took final action to address one issue under CAIR related to the inclusion of Minnesota in the CAIR program. At issue were claims that the EPA had included Minnesota in the CAIR region based on inaccurate data and that use of better data would result in Minnesota falling below the threshold impact level. Consistent with the 2008 court ruling, the EPA issued a final rule staying the application of the CAIR annual SO2 and NOx programs for Minnesota. The final rule retired the annual 2009 NOx emission allowances allocated to owners of Minnesota generating facilities. The EPA's CAIR replacement rule will further assess whether or not Minnesota will be included in the future as part of the CAIR region based on revised thresholds.

Alliant Energy is currently unable to predict the final outcome of the EPA's further work on a replacement rule for CAIR, but expects that capital investments and/or modifications resulting from the replacement air quality rules that address SO2 and NOx emissions could be significant. Alliant Energy continues to implement its environmental compliance plans to meet the currently effective CAIR requirements, which include investments in emission controls for electric generating facilities as well as purchases of emission allowances. Alliant Energy will closely monitor future developments relating to the CAIR regulations and update its environmental compliance plans as needed.

CAVR - CAVR requires states to develop and implement SIPs to address visibility impairment in designated national parks and wilderness areas across the country with a national goal of no impairment by 2064. Affected states including Iowa, Wisconsin and Minnesota were required to submit a CAVR SIP to the EPA by December 2007 to include BART emission controls and other additional measures needed for reducing state contributions to regional haze. Iowa submitted its Regional Haze SIP for EPA review and approval in March 2008. Minnesota and Wisconsin have not yet submitted a CAVR SIP for EPA review. In January 2009, the EPA found both Minnesota and Wisconsin to be deficient regarding the CAVR SIP submittal. The EPA is now required to promulgate a FIP within two years. However, the FIP requirement is void if a state submits a regional haze SIP, and the EPA approves that SIP within the two-year period. Electric generating facility emissions of primary concern for BART and regional haze regulation include SO2, NOx and PM. There are pending obligations under the EPA's CAVR to complete BART determinations that would evaluate control options to reduce these emissions at certain WPL and IPL units that were built between 1962 and 1977. The D.C. Circuit Court CAIR ruling in 2008 may have an indirect impact on the CAVR and BART SIP implementation approach because the EPA allowed for BART obligations for SO2 and NOx emissions to be fulfilled by the CAIR program. As a result of the D.C. Circuit Court CAIR ruling in December 2008 to revise CAIR, there are uncertainties in the applicability of and compliance outcomes of BART control approaches that will be approved for inclusion in CAVR SIPs. In addition, there are uncertainties whether additional emission reductions could be required to address regional haze impacts beyond BART. Alliant Energy is unable to predict the impact that CAVR might have on the operations of its existing electric generating facilities until EPA final approval of state CAVR plans, which is currently expected in 2011.

Utility MACT Standard - In February 2009, the EPA filed a motion to dismiss its request for review of the D.C. Circuit Court's decision vacating the Clean Air Mercury Rule. According to the motion to dismiss, the EPA intends to develop MACT standards for electric generating units pursuant to Section 112 of the CAA. When developing a MACT standard, the EPA looks at the current level of emissions control achieved by best-performing similar sources. These emissions control levels set a baseline, often referred to as the "MACT floor" for the new standard. In January 2010, the EPA issued an information collection request for coal- and oil-fired electric utility steam generating units over 25 MW in order to develop a proposed Utility MACT standard for the control of mercury and other federal hazardous air pollutants. The purpose of the proposed information collection request is to collect data necessary to identify affected categories of electric generation units that will be subject to a Utility MACT standard and to define the MACT floor. The EPA is currently negotiating a consent decree that could require the agency to propose Utility MACT standards for coal- and oil-fired electric generating units no later than March 2011 and promulgate final standards no later than November 2011. Alliant Energy is currently unable to predict the final outcome of Utility MACT standards to regulate mercury and other federal hazardous air pollutants from electric generating units, but expects that capital investments and/or modifications could be significant to comply with any such regulations.

Wisconsin State Mercury Rule - In December 2008, a state-only mercury emission control rule became effective, which requires electric utility companies in Wisconsin to reduce annual mercury emissions by 40% from a historic baseline beginning in 2010. As part of its environmental compliance plan, WPL has invested in emission control technologies to meet the 2010 compliance requirements. In addition, the Wisconsin State Mercury Rule requires large coal-fired electric generating units with greater than 150 MW of capacity to either achieve a 90% annual mercury emissions reduction standard or limit the annual concentration of mercury emissions to 0.008 pounds of mercury per gigawatt-hour beginning in 2015. There is also an alternative multi-pollutant option that extends the time for compliance with the annual mercury reduction requirement until 2021, but in addition requires the affected facilities to achieve NOx and SO2 reductions beyond those currently required by federal and state regulations. Other coal-fired electric generating units between 25 MW and 150 MW of capacity must install BACT by Jan. 1, 2015 to reduce mercury emissions. Alliant Energy is planning additional investments in emission controls at WPL to meet the post-2010 compliance requirements. Refer to "Strategic Overview - Environmental Compliance Plans - WPL's Emission Control Projects" for discussion of these proposed WPL emission controls. Alliant Energy continues to evaluate the impact of this state mercury rule and the federal Utility MACT rule discussed above to determine further mercury emission reductions that will be required.

Wisconsin RACT Rule - In 2004, the EPA designated 10 counties in Southeastern Wisconsin as non-attainment areas for the ozone NAAQS. This designation includes Sheboygan County, where WPL operates the Sheboygan Falls Energy Facility (SFEF) and Edgewater. In 2007, the Wisconsin DNR issued a RACT rule that requires NOx emission reductions at electric generating facilities as part of the federal ozone SIP submittal to address non-attainment areas in Wisconsin. Facility modifications are not necessary at SFEF to comply with this rule. As part of its environmental compliance plan, WPL completed investments for installation of NOx emission control technologies at Edgewater to meet the 2009 to 2012 compliance requirements. Refer to "Strategic Overview - Environmental Compliance Plans - WPL's Emission Control Projects" for discussion of proposed emission controls for further NOx emission reductions at Edgewater Unit 5 to meet 2013 compliance deadlines.

Ozone NAAQS Rule - In March 2008, the EPA announced reductions in the primary NAAQS for eight-hour ozone to a level of 0.075 parts per million (ppm) from the previous standard of 0.08 ppm. A court has challenged that this new standard is not stringent enough. In January 2010, the EPA issued a proposal to reduce the primary standard to a level within the range of 0.060 to 0.070 ppm and establish a new seasonal secondary standard. The final rule is expected to be issued by August 2010 and final designations of non-attainment areas are expected to be issued by August 2011. Depending on the level and location of non-attainment areas, Alliant Energy may be subject to additional NOx emissions reduction requirements to meet the new ozone standard. Alliant Energy is currently unable to predict the impact of any potential changes to these ozone standards on its financial condition and results of operations.

Fine Particle NAAQS Rule - The EPA lowered the 24-hour fine particle primary NAAQS (PM2.5 NAAQS) from 65 micrograms per cubic meter (ug/m3) to 35 ug/m3 in 2006. In October 2009, the EPA announced final designation of PM2.5 non-attainment areas. IPL and WPL do not have any generating facilities in these non-attainment areas. However, in February 2009, the D.C. Circuit Court of Appeals issued a decision for litigation regarding the EPA's determination not to lower the annual PM2.5 NAAQS in 2006. In response to the litigation decision, the EPA must re-evaluate its justification for not tightening the annual standard related to adverse effects on health and visibility. If the annual PM2.5 standard becomes more stringent, it could require SO2 and NOx emission reductions in areas designated as non-attainment. Alliant Energy is currently unable to predict the potential impact of the 2006 PM2.5 NAAQS re-evaluation on its financial condition and results of operations.

NO2 NAAQS Rule - In January 2010, the EPA issued a final rule to strengthen the primary NAAQS for NOx as measured by NO2. The final rule establishes a new one-hour NO2 standard of 100 parts per billion (ppb) and associated ambient air monitoring requirements, while maintaining the current annual standard of 53 ppb. The EPA is expected to designate non-attainment areas for the new NO2 standard by January 2012. Alliant Energy is currently unable to predict the impact of any potential NO2 standard changes on its financial condition or results of operations.

SO2 NAAQS Rule - In December 2009, the EPA published a proposed rule that would establish a new one-hour NAAQS for SO2 and associated monitoring requirements. The proposed rule would revise the primary SO2 standard to a level of between 50 and 100 ppb measured over one hour. The EPA anticipates that a new one-hour standard in the proposed range would prevent SO2 concentrations from exceeding the current 24-hour and annual health-based standards. As a result, the EPA is proposing to revoke both of the current primary SO2 standards. Alternatively, the EPA is seeking comment on a one-hour standard of 150 ppb, which would supplement the existing standards. The EPA is under a court order to issue a final SO2 standard by June 2010 and is expected to designate non-attainment areas by June 2012. Alliant Energy is currently unable to predict the impact of any potential SO2 standard changes on its financial condition or results of operations.

Industrial Boiler and Process Heater MACT Rule - The EPA's Industrial Boiler and Process Heater MACT rule became effective in 2004 and compliance with these new emission requirements for hazardous air pollutants was required by September 2007. This rule applies to fossil fuel electric generating units with less than 25 MW capacity as well as certain auxiliary boilers and process heaters operated at electric generating facilities. In June 2007, a court decision vacated this rule. The EPA will be revising the Industrial Boiler and Process Heater MACT rule by April 2010 in response to this court decision, and the implications to Alliant Energy are uncertain at this time. Until the EPA issues a revised Industrial Boiler and Process Heater MACT rule, the federal CAA generally requires affected facilities to submit to state permitting authorities an application for a case-by-case MACT determination for all potentially affected units under this rule. Case-by-case MACT determinations are effective compliance measures until revised final federal regulations can replace these interim requirements. Alliant Energy submitted case-by-case permit application information in 2009. The outcome of the case-by-case MACT determinations by the Iowa DNR and Wisconsin DNR are uncertain at this time. Alliant Energy is currently unable to predict the impact of any potential Industrial Boiler and Process Heater MACT standard changes on its financial condition or results of operations and continues to monitor related regulatory developments.

Air Permit Renewals - WPL is aware of certain public comments or petitions from citizen groups that have been submitted to the Wisconsin DNR or to the EPA regarding the renewal of air operating permits at certain of its facilities. WPL has since received renewal air permits for Edgewater and Columbia, which considered all public comments and contain changes to permit requirements that resulted from the Wisconsin DNR's review process. In December 2008, the Sierra Club submitted a notice of intent to sue the EPA for failure to respond to its petition encouraging the EPA to challenge the air permit issued by the Wisconsin DNR for Columbia. In October 2009, the EPA responded to the Sierra Club petition and granted one of three issues from the Sierra Club petition, objecting to that portion of the permit issued by the Wisconsin DNR. The Wisconsin DNR has been working with EPA, and has been in contact with WPL, related to this matter. To date, no changes have been made to the previously issued permit for Columbia.

In October 2009, the Sierra Club petitioned the EPA to object to a proposed Title V air permit for Edgewater that the Wisconsin DNR had submitted to the EPA for review. The EPA had 60 days from the filing of the petition to respond. In October 2009, the Wisconsin DNR issued the Title V air permit renewal for Edgewater, responding to comments made by the Sierra Club, which were the foundation for the petition. In December 2009, the Sierra Club filed a notice of intent to sue the EPA over its failure to act on the petition. The EPA has not yet acted on the petition, and Alliant Energy cannot predict the outcome of the EPA's response to the Sierra Club petition or the Sierra Club's notice of intent to sue the EPA for failure to act on the petition.

Air Permitting Violation Claims - In October 2009, WPL, as an owner and the operator of Nelson Dewey and Columbia, received from Sierra Club an NOI based on allegations that modifications were made at those facilities without complying with the PSD program requirements, Title V Operating Permit requirements of the CAA and state regulatory counterparts contained within the Wisconsin SIP designed to implement the CAA. In December 2009, WPL received from Sierra Club a separate NOI, which contained similar allegations regarding Edgewater. The NOIs allege that various projects performed at Nelson Dewey, Columbia and Edgewater in years past were major modifications, as defined in the CAA, and that the owners violated the CAA when they undertook those projects without obtaining permits and installing the best available emission controls for SO2, NOx and PM. In the Edgewater NOI, additional allegations were made regarding violations of emission limits for visible emissions.

In December 2009, the EPA sent an NOV to WPL as an owner and the operator of Nelson Dewey, Columbia and Edgewater. The NOV alleges that the owners failed to comply with appropriate pre-construction review and permitting requirements and as a result violated the PSD program requirements, Title V Operating Permit requirements of the CAA and the SIP.

If pursued successfully by the EPA and/or the Sierra Club, these actions could result in civil penalties in amounts of up to $37,500 per day for each violation and/or injunctive relief to require installation of pollution control technology at Nelson Dewey, Columbia and Edgewater, which would increase future capital and operating expenditures of Alliant Energy. Alliant Energy is currently reviewing the allegations and is unable to predict the impact of the allegations on its financial condition or results of operations, but believes that an adverse outcome could be significant. WPL and the other owners of Columbia and Edgewater are exploring settlement options with each of the EPA and Sierra Club while simultaneously defending against these actions. Alliant Energy believes the projects at Nelson Dewey, Columbia and Edgewater were routine or not projected to increase emissions therefore did not violate the permitting requirements of the CAA.

Water Quality -
Section 316(b) of Federal Clean Water Act - The Federal Clean Water Act requires the EPA to regulate cooling water intake structures to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. The second phase of this EPA rule became effective in 2004 and is generally referred to as Section 316(b). Section 316(b) applies to existing cooling water intake structures at large steam-electric generating facilities. In 2007, a court opinion invalidated aspects of the Section 316(b), which allowed for consideration of cost-effectiveness when determining the appropriate compliance measures. As a result, the EPA formally suspended Section 316(b) in 2007. In April 2009, the U.S. Supreme Court granted the EPA authority to use a cost-benefit analysis when setting technology-based requirements under Section 316(b). A revised Section 316(b) rule reflecting the U.S. Supreme Court's decision is anticipated to be proposed by the EPA in 2010 and a final rule is expected in 2012. IPL and WPL have identified seven and three generating facilities, respectively, which may be impacted by the revised Section 316(b) rule. Alliant Energy is currently unable to predict the final requirements from Section 316(b), but expects that capital investments and/or modifications resulting from the rule could be significant.

Wisconsin State Thermal Rule - In January 2010, the Wisconsin Natural Resources Board adopted a revised thermal rule proposal for regulating the amount of heat that facilities can discharge into Wisconsin waters. The rule must now be approved by the EPA and is anticipated to be effective in the first half of 2010. Compliance with the thermal rule will be evaluated on a case-by-case basis as discharge permits for WPL's generating facilities are renewed. WPL continues to evaluate the thermal rule regulatory requirements and the compliance options available to meet the heat limitations for its generating facility discharges into Wisconsin waters. Alliant Energy is unable to predict the final requirements of this rule until discharge permits for the impacted facilities are renewed; however, should capital investments and/or modifications be required, Alliant Energy believes these investments could be significant.

Hydroelectric Fish Passages and Fish Protective Devices - In 2002, FERC issued an order requiring the following actions regarding WPL's Prairie due Sac hydroelectric generating facility: 1) develop a detailed engineering and biological evaluation of potential fish passages for the facility within 12 months; 2) install an agency-approved fish-protective device at the facility within 12 months; and 3) install an agency-approved fish passage at the facility within three years. The due dates for designing the potential fish passages and installing the fish-protective device were extended to June 30, 2010, and the due date for installing the fish passage was extended to Dec. 31, 2012. In December 2009, WPL completed the installation of an agency-approved fish protection device at its Prairie du Sac facility as required by FERC. Alliant Energy continues to work with the agencies to design and install the fish passage. Alliant Energy believes the required capital investments and/or modifications to comply with the FERC order for the fish passage at WPL's Prairie du Sac facility could be significant.

Land and Solid Waste -
Manufactured Gas Plant (MGP) Sites - IPL and WPL have current or previous ownership interests in 40 and 14 MGP sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IPL and WPL are working pursuant to the requirements of federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment. Refer to Note 12(e) of the "Notes to Consolidated Financial Statements" for estimates of the range of remaining costs to be incurred for the investigation, remediation and monitoring of IPL's and WPL's MGP sites.

Coal Combustion By-products (CCB) - Alliant Energy is monitoring potential regulatory changes that may affect the rules for operation and maintenance of active ash ponds and/or landfills, in the wake of an ash pond containment berm failure at a different utility. In 2009, IPL and WPL responded to information collection requests from the EPA for data on coal ash surface impoundments at ten and four of their facilities, respectively. The EPA is evaluating the responses and has indicated its intent to issue proposed regulations for public comment in 2010 and final regulations in 2011. These proposed regulations may include additional requirements with significant impact for CCB management, beneficial use applications and disposal. Alliant Energy is currently unable to predict the impact of these information collection requests or potential regulations resulting from such requests.

Closed Ash Landfill Sites - In 2004, IPL received communication from the Iowa DNR regarding an evaluation of groundwater monitoring results for four of its closed ash landfills and a request to further evaluate potential offsite groundwater impacts at two of its closed landfills. The Iowa DNR approved IPL's plans to evaluate potential offsite groundwater impacts at these two landfills, which were implemented beginning in 2005. Work was completed at one of the landfills in 2005. Work at the other landfill has not been completed pending access agreements from two neighboring property owners to install additional groundwater monitoring wells. One access agreement was obtained in 2008 and installation of wells at that location was completed in December 2009. IPL provides periodic updates to the Iowa DNR on the status of implementing the monitoring plan. Results from this additional monitoring will be evaluated by the Iowa DNR to determine if further actions are required.

Polychlorinated Biphenyls (PCBs) - Alliant Energy is monitoring possible new regulations for PCB that could require replacement of all electrical equipment containing PCB insulating fluid. Alliant Energy is currently unable to predict the outcome of this possible regulatory change, but believes that the required capital investment and/or modifications resulting from these potential regulations could be significant.

EPA GHG Rulemakings - Climate change continues to garner public attention along with support for policymakers to take action to mitigate global warming. There is considerable debate regarding the public policy response that the U.S. should adopt, involving both domestic actions and international efforts. Several members of Congress have proposed legislation to regulate GHG emissions, primarily targeting reductions of carbon dioxide (CO_2) emissions. In addition, efforts are underway by the EPA to respond to a court ruling that could require rules to reduce GHG emissions, including assessment of whether or how the agency should regulate GHG emissions. Initiatives to address GHG emissions are also underway in the states covering Alliant Energy's utility service territories. Given the highly uncertain outcome and timing of future regulations regarding the control of GHG emissions, Alliant Energy currently cannot predict the financial impact of any future climate change regulations on its operations but believes the expenditures to comply with any new emissions regulations could be significant. Refer to "Legislative Matters - Climate Change Legislative Developments" for federal and state legislative initiatives to address GHG emissions.

EPA Mandatory GHG Reporting Rule - In December 2009, the final EPA Mandatory GHG Reporting rule became effective. The final rule does not require control of GHG emissions, rather it requires that sources above certain threshold levels monitor and report emissions. The EPA anticipates that the data collected by this rule will improve the U.S. government's ability to formulate a set of climate change policy options. The GHG emissions covered by the final EPA reporting rule include CO_2, methane (CH_4), nitrous oxide (N_2O), sulfur hexafluoride, hydrofluorocarbons (HFCs), perfluorocarbons and other fluorinated gases. Emissions of GHG will be reported at the facility level in CO_2-equivalent (CO_2e) and include those facilities that emit 25,000 metric tons or more of CO_2e annually. The final rule applies to electric utility and natural gas distribution operations at Alliant Energy. The annual reporting compliance requirement begins for the calendar year 2010, with the first GHG emissions reports due by March 31, 2011.

The primary GHG emitted from Alliant Energy's utility operations is CO_2 from the combustion of fossil fuels at its larger electric generating facilities. Alliant Energy's annual CO_2 emissions from its larger electric generating facilities, in terms of total mass, ranged from 19 million tons (or 17 million metric tons) to 24 million tons (or 22 million metric tons) during the 2005 through 2009 period. These amounts represent emissions from IPL's and WPL's ownership portion of fossil-fueled electric generating units with a design nameplate of 25 MW or greater that are required to be equipped with continuous emissions monitoring systems. Alliant Energy is currently updating its emissions monitoring methodologies to capture all the GHG emissions data required to comply with the EPA's mandatory GHG reporting rule.

GHG Endangerment and Cause or Contribute Finding - In April 2009, the EPA issued a "Proposed Endangerment and Cause or Contribute Findings for GHG under the CAA." This proposal includes two distinct findings regarding GHG emissions under the CAA. First, the current and projected concentrations of GHG emissions in the atmosphere threaten the public health and welfare of current and future generations. This is referred to as the endangerment finding and includes the six key GHG emissions identified in the EPA's proposed reporting rule. Second, the combined emissions of CO2, CH4, N2O, and HFCs from new motor vehicles and motor vehicle engines contribute to the atmospheric concentrations of these key GHG emissions and hence to the threat of climate change. This is referred to as the cause or contribute finding. The EPA's proposed findings do not include any specific regulations that mandate reductions in GHG emissions. However, finalization of these findings is requisite to EPA's future issuance of regulations to reduce GHG emissions from motor vehicles or other emissions sources, which could include electric utility operations. In December 2009, the EPA published the final rule for this finding with an effective date of January 2010. The final rule is currently being challenged by several groups in the D.C. Circuit Court.

The implications of the EPA's findings are highly uncertain, including the nature or timing related to future issuance of regulations mandating reductions of GHG emissions. Alliant Energy is currently unable to predict the final outcome of the EPA's findings, but expects that expenditures to comply with any regulations to reduce GHG emissions could be significant.

GHG Tailoring Rule - In October 2009, the EPA published the GHG Tailoring rule proposal to establish GHG permit applicability thresholds. This proposed rule defines when CAA permits under the PSD and Title V programs would be required for new and existing large industrial facilities. The proposed rule would create a new emissions threshold (25,000 tons per year CO2e) for GHG emissions. New and significantly modified facilities would be required to obtain PSD pre-construction permits that demonstrate use of BACT and energy efficiency measures to minimize GHG emissions. Existing facilities may also be required to obtain a revised Title V operating permit if their GHG emissions exceed the proposed threshold. A final GHG Tailoring rule is anticipated in the first half of 2010. Alliant Energy is currently unable to predict the final outcome of the EPA's proposed permitting rule, but expects that expenditures to comply with any regulations to reduce GHG emissions could be significant.

Chicago Climate Exchange (CCX) - Alliant Energy continues to take voluntary measures to reduce its emissions including CO2 and other GHG as prudent steps to address potential climate change regulation. In May 2009, Alliant Energy committed to continued participation in Phase II of the CCX for the period from 2007 through 2010. CCX is a voluntary market-based emissions cap and trade program for reducing GHG emissions, including CO2.

Refer to Note 12(e) of the "Notes to Consolidated Financial Statements," "Strategic Overview" and "Liquidity and Capital Resources - Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for further discussion of environmental matters.

LEGISLATIVE MATTERS

Climate Change Legislative Developments -
Federal - The U.S. Congress is currently debating various forms of legislation to regulate GHG emissions, including legislation to create a cap and trade program (i.e., H.R. 2454 approved by the House in June 2009). Alliant Energy is not able to determine what, if any, GHG legislation will finally be enacted, or the impact of such legislation. If enacted, Alliant Energy believes that GHG legislation could have a material adverse impact on its financial condition and results of operations.

Midwestern Governors Association GHG Accord - The Midwest Governors Association began a process in 2007 to develop a series of policy recommendations and proposals to address various Climate Change GHG issues. Various recommendations have come from the process related to infrastructure siting and carbon sequestration studies. Other recommendations outlined a system to enable a regional market-based multi-sector cap and trade program for GHG reductions. The recommendations for a cap and trade system are still under discussion, and any final recommendations will be advisory only in the form of a model rule. Any adoption of any cap and trade or other GHG reduction proposals that are allowed under interstate commerce and other federal law will have to be adopted by member states subject to the approval of their legislatures and governors.

Wisconsin - In April 2007, Governor Doyle signed Executive Order 191, which created the Wisconsin Task Force on Global Warming (GWTF). In July 2008, the GWTF issued its final report containing policy recommendations for state-level actions to address climate change. The report contains short- and long-term goals and action items Wisconsin might undertake, and it was understood legislation would be introduced where needed to accomplish the recommendations. In 2009, Senate Bill 450 and Assembly Bill 649 were introduced proposing enactment of some of the GWTF recommendations. The most

significant provisions of these bills include: 1) increasing the Wisconsin Renewable Portfolio Standard (RPS) to 20% by 2020 and 25% by 2025; 2) requiring a portion (6% by 2020 and 10% by 2025) of the RPS to be met with renewable sources located in Wisconsin; 3) implementing a statewide goal of 2% annual energy savings and expanding energy efficiency programs and spending to accomplish this goal; and 4) allowing the PSCW to mandate utilities to make power purchases at prices higher than avoided cost (Feed in Tariffs) from small distributed renewable generation owned by third parties. The bills do not propose a Wisconsin or regional cap and trade regime. Alliant Energy expects final action on these proposals by April 2010. Alliant Energy is currently unable to determine what impacts these initiatives will have on its future financial condition or results of operations.

Iowa and Minnesota - No specific GHG legislation is currently being considered in Iowa or Minnesota.

Other Recent Legislative Developments -
American Recovery and Reinvestment Act of 2009 - In February 2009, the ARRA was enacted. The most significant provisions of the ARRA for Alliant Energy provide a one-year extension of the 50% bonus depreciation deduction for certain expenditures for property that is acquired or constructed in 2009, incentives for wind facilities placed in service by Dec. 31, 2012 and grants for qualifying investments that are expected to improve the electric grid and transportation infrastructure. Based on capital projects placed into service in 2009, Alliant Energy estimates its 2009 bonus tax depreciation deduction to be approximately $427 million. This 2009 bonus tax depreciation deduction significantly reduced the amount of cash taxes paid by Alliant Energy in 2009. Refer to "Other Matters - Other Future Considerations" for additional details of potential incentives for Alliant Energy's proposed wind projects and grants related to its investments in transportation infrastructure. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for discussion of a deferral of Alliant Energy's federal tax obligation associated with the repurchase of its Exchangeable Senior Notes due 2030 based on provisions of the ARRA.

Wisconsin Senate Bill 62 - In February 2009, SB 62 was enacted. The most significant provision of SB 62 for Alliant Energy requires combined reporting for corporate income taxation in Wisconsin beginning with tax returns filed for the calendar year 2009. This provision will require legal entities in which Alliant Energy owns a 50% or more interest to file as members of a unitary return in Wisconsin. In addition, the provisions of SB 62 make it unlikely that Alliant Energy will be able to utilize the majority of its current Wisconsin net operating loss carryforwards before they expire. Refer to Note 5 of the "Notes to Consolidated Financial Statements" and to "Other Matters - Critical Accounting Policies and Estimates - Income Taxes" for additional discussion of SB 62 and its impact on Alliant Energy's financial condition and results of operations during 2009.

Federal Healthcare Legislation (Senate Bill H.R. 3590 and House Bill H.R. 3962) - Both the House and the U.S. Senate approved different versions of proposed healthcare legislation recently. Both versions of healthcare legislation contain a provision that would eliminate the non-taxable status of the 28% subsidy provided to employers who continue prescription drug coverage for their retirees. If healthcare legislation that contains this provision is enacted, Alliant Energy expects to record deferred income tax expense of approximately $10 million in the period the legislation is enacted.

Federal Regulatory Reform Legislation - In December 2009, the House approved comprehensive regulatory reform legislation (H.R. 4173). The most significant provision of this legislation for Alliant Energy would create Commodities Futures Trading Commission regulations and mandatory clearing definitions, which may require Alliant Energy to post large amounts of cash collateral related to its derivative instruments. During consideration of this legislation, an amendment was approved that narrowed the definition of major swaps participant to focus on systemic risk, not counterparty credit risk exposures. As a result, Alliant Energy as well as other end-users of derivatives may not fall under the scope of this legislation. Alliant Energy is currently unable to determine the ultimate impact of this proposed legislation on its financial condition and results of operations.

RESULTS OF OPERATIONS

Overview - "Executive Summary" provides an overview of Alliant Energy's 2009, 2008 and 2007 earnings and the various components of Alliant Energy's business. Additional details of Alliant Energy's 2009, 2008 and 2007 earnings are discussed below.

Utility Electric Margins - Electric margins are defined as electric operating revenues less electric production fuel, energy purchases and purchased electric capacity expenses. Management believes that electric margins provide a more meaningful basis for evaluating utility operations than electric operating revenues since electric production fuel, energy purchases and purchased electric capacity expenses are generally passed through to customers, and therefore, result in changes to electric operating revenues that are comparable to changes in electric production fuel, energy purchases and purchased electric capacity expenses. Electric margins and megawatt-hour (MWh) sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					MWhs Sold (MWhs in thousands)				
	2009	2008	(a)	2007	(b)	**2009**	2008	(a)	2007	(b)
Residential	**$868.6**	$844.7	3%	$847.5	--	**7,532**	7,664	(2%)	7,753	(1%)
Commercial	**556.8**	537.5	4%	535.2	--	**6,108**	6,181	(1%)	6,222	(1%)
Industrial	**710.7**	734.7	(3%)	731.9	--	**10,948**	12,490	(12%)	12,692	(2%)
Retail subtotal	**2,136.1**	2,116.9	1%	2,114.6	--	**24,588**	26,335	(7%)	26,667	(1%)
Sales for resale:										
Wholesale	**190.1**	201.9	(6%)	179.8	12%	**3,251**	3,813	(15%)	3,547	7%
Bulk power and other	**98.3**	31.1	216%	56.7	(45%)	**2,583**	983	163%	2,550	(61%)
Other (includes wheeling)	**51.4**	61.4	(16%)	59.7	3%	**155**	164	(5%)	167	(2%)
Total revenues/sales	**2,475.9**	2,411.3	3%	2,410.8	--	**30,577**	31,295	(2%)	32,931	(5%)
Electric production fuel expense	**388.5**	424.0	(8%)	478.9	(11%)					
Energy purchases expense	**502.9**	419.1	20%	343.9	22%					
Purchased electric capacity expense	**281.1**	285.7	(2%)	298.9	(4%)					
Margins	**$1,303.4**	$1,282.5	2%	$1,289.1	(1%)					

(a) Reflects the % change from 2008 to 2009. (b) Reflects the % change from 2007 to 2008.

2009 vs. 2008 Summary - Electric margins increased $21 million, or 2% in 2009, primarily due to the impact of IPL's 2009 interim retail rate increase effective March 2009, which increased IPL's electric revenues by $62 million in 2009, an estimated $10 million reduction in electric margins in 2008 due to the loss of retail sales during electric service outages caused by the severe flooding in IPL's service territory in 2008, $9 million of lower purchased electric capacity expenses at WPL related to the RockGen Energy Center (RockGen) PPA, which terminated in May 2009, $6 million of incremental purchased electric capacity expenses at IPL in 2008 resulting from the severe flooding, $5 million of higher energy conservation revenues at IPL, a $4 million regulatory-related credit recorded by IPL in 2009 related to the IUB's approval to recover electric capacity expenses incurred in 2008 related to the severe flooding, and changes in the recovery of electric production fuel and energy purchases at WPL. These items were partially offset by an estimated $33 million reduction in electric margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities, a decrease in weather-normalized sales volumes, $12 million of higher purchased electric capacity expenses at WPL related to the Kewaunee Nuclear Power Plant (Kewaunee) PPA, $6 million of higher purchased electric capacity expenses at IPL related to the Duane Arnold Energy Center (DAEC) PPA and a $4 million reduction in electric margins from the impact of annual adjustments to unbilled revenue estimates. Changes in energy conservation revenues are largely offset by changes in energy conservation expenses.

2008 vs. 2007 Summary - Electric margins decreased $7 million, or 1%, in 2008, primarily due to $12 million of lower wheeling revenues at IPL largely due to the sale of its electric transmission assets in December 2007, an $11 million reduction in electric margins from the impact of electric production fuel and energy purchases cost recoveries at WPL, an estimated $10 million reduction in electric margins during 2008 due to the loss of retail sales during electric service outages caused by the severe flooding in IPL's service territory in 2008, an estimated $10 million reduction in electric margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities, $6 million of incremental purchased electric capacity expenses at IPL in 2008 resulting from the severe flooding and lower industrial sales volumes at WPL due to the negative impact the slowing economy in 2008 had on WPL's large industrial customer demand during such period. These items were partially offset by $16 million of purchased electric capacity expenses at WPL in 2007 related to a contract that ended in December 2007, a $9 million impact from changes in annual adjustments to unbilled revenue estimates, $8 million of lower purchased electric capacity expenses at WPL in 2008 from its Kewaunee PPA, the loss of retail sales during electric service outages caused by the winter storms in IPL's service territory in 2007 and an increase in weather-normalized sales at IPL partially due to increased industrial sales to ethanol production facilities in IPL's service territory.

Electric Production Fuel and Energy Purchases (Fuel-related) Cost Recoveries - Alliant Energy burns coal and other fossil fuels to produce electricity at its generating facilities. The cost of fossil fuels used during each period is included in electric production fuel expense. Alliant Energy also purchases electricity to meet the demand of its customers and charges these costs to energy purchases expense. Alliant Energy's electric production fuel expense decreased $36 million, or 8%, in 2009 and decreased $55 million, or 11%, in 2008. The 2009 decrease was primarily due to lower coal volumes burned at its generating facilities resulting from reduced generation needed to serve the lower sales volumes. The 2008 decrease was primarily due to lower fuel volumes burned at IPL's Emery Generating Station and at the generating facilities impacted by the severe flooding in IPL's service territory in 2008. Alliant Energy's energy purchases expense increased $84 million, or 20%, in 2009 and increased $75 million, or 22%, in 2008. The 2009 increase was primarily due to higher energy purchased volumes and higher costs in 2009 related to derivative instruments used to mitigate pricing volatility for the electricity

purchased to supply to its customers. The 2008 increase was primarily due to changes in commodity prices. The impact of the changes in energy purchases volumes were largely offset by the impact of changes in bulk power sales volumes discussed below.

Due to IPL's rate recovery mechanisms for fuel-related costs, changes in fuel-related costs resulted in comparable changes in electric revenues and, therefore, did not have a significant impact on IPL's electric margins. WPL's rate recovery mechanism for wholesale fuel-related costs also provides for subsequent adjustments to its wholesale electric rates for changes in commodity costs, thereby mitigating impacts of changes to commodity costs on its electric margins.

WPL's retail fuel-related costs incurred in 2009, 2008 and 2007 were all lower than the forecasted fuel-related costs used to set retail rates during such periods. Alliant Energy estimates the lower than forecasted retail fuel-related costs increased electric margins by approximately $8 million, $5 million and $16 million in 2009, 2008 and 2007, respectively.

Refer to "Other Matters - Market Risk Sensitive Instruments and Positions" for discussion of risks associated with increased electric production fuel and energy purchases expenses on WPL's electric margins. Refer to "Rate Matters" and Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to recovery mechanisms for electric production fuel and energy purchases expenses including proposed changes to the retail rate recovery mechanism in Wisconsin for such expenses.

Impacts of Weather Conditions (excluding the impacts of severe flooding and winter storms in IPL's service territory) - Estimated increases (decreases) to Alliant Energy's electric margins from the net impacts of weather and Alliant Energy's weather hedging activities were as follows (in millions):

	2009	2008	2007
Weather impacts on demand compared to normal weather	**($36)**	($11)	$9
Gains (losses) from weather derivatives (a)	**(3)**	5	(5)
Net weather impact	**($39)**	($6)	$4

(a) Recorded in "Other" revenues in the above table.

Alliant Energy's electric sales demand is seasonal to some extent with the annual peak normally occurring in the summer months due to air conditioning usage by its residential and commercial customers. Cooling degree days (CDD) data is used to measure the variability of temperatures during summer months and is correlated with electric sales demand. Heating degree days (HDD) data is used to measure the variability of temperatures during winter months and is correlated with electric and gas sales demand. Refer to "Utility Gas Margins - Impacts of Weather Conditions" for details regarding HDD in Alliant Energy's service territories. CDD in Alliant Energy's service territories were as follows:

	Actual			
CDD (a):	**2009**	2008	2007	Normal (a)
Cedar Rapids, Iowa (IPL)	**406**	583	846	779
Madison, Wisconsin (WPL)	**368**	538	781	642

(a) CDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDD.

Alliant Energy periodically utilizes weather derivatives based on CDD and HDD to reduce the potential volatility on its margins during the summer months of June through August and the winter months of November through March, respectively. Alliant Energy entered into weather derivatives based on CDD in Cedar Rapids, Iowa and Madison, Wisconsin for the periods June 1, 2008 to Aug. 31, 2008 and June 1, 2007 to Aug. 31, 2007. Alliant Energy did not enter into any weather derivatives for the June 1, 2009 to Aug. 31, 2009 time period. Alliant Energy entered into weather derivatives based on HDD in Cedar Rapids, Iowa and Madison, Wisconsin for the periods Nov. 1, 2008 to March 31, 2009 and Nov. 1, 2007 to March 31, 2008 and weather derivatives based on HDD in Chicago, Illinois for the periods Nov. 1, 2006 to March 31, 2007. As of Dec. 31, 2009, Alliant Energy did not enter into any weather derivatives for the Nov. 1, 2009 to March 31, 2010 time period.

Purchased Electric Capacity Expense - Alliant Energy enters into PPAs to help meet the electricity demand of its customers. Certain of these PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity. Details of purchased electric capacity expense included in the electric margin table above were as follows (in millions):

	2009	2008	2007
DAEC PPA (IPL)	**$140**	$134	$132
Kewaunee PPA (WPL)	**74**	62	70
Riverside PPA (WPL)	**57**	56	57
RockGen PPA (WPL) - Expired May 2009	**7**	16	16
Flood-related PPA (IPL) - Summer of 2008 only (a)	**(4)**	6	--
Minnesota Power PPA (WPL) - Expired December 2007	**--**	--	16
Other	**7**	12	8
	$281	$286	$299

(a) IPL received approval from the IUB to recover $4 million from its retail customers in Iowa related to the incremental purchased electric capacity expenses IPL incurred during the summer of 2008 for leasing temporary generation to contribute to the reliability of the electric grid in Cedar Rapids, Iowa due to damage to infrastructure caused by the severe flooding in 2008.

At Dec. 31, 2009, the future estimated purchased electric capacity expense related to the DAEC (expires in 2014), Kewaunee (expires in 2013) and Riverside (expires in 2013) PPAs were as follows (in millions):

	2010	2011	2012	2013	2014	Total
DAEC PPA (IPL)	$143	$146	$152	$154	$28	$623
Kewaunee PPA (WPL)	73	51	60	63	--	247
Riverside PPA (WPL)	58	59	60	17	--	194
	$274	$256	$272	$234	$28	$1,064

Unbilled Revenue Estimates - In the second quarter of each year, when weather impacts on electric sales volumes are historically minimal, Alliant Energy refines its estimates of unbilled electric revenues. Adjustments resulting from these refined estimates can increase (e.g. 2008) or decrease (e.g. 2009 and 2007) electric margins reported in the second quarter. Estimated increases (decreases) in Alliant Energy's electric margins from the annual adjustments to unbilled revenue estimates recorded in the second quarter were as follows (in millions):

	2009	2008	2007
IPL	**($6)**	$3	($2)
WPL	**5**	--	(4)
Alliant Energy	**($1)**	$3	($6)

Sales Trends - Retail sales volumes decreased 7% and 1% in 2009 and 2008, respectively. The 2009 decrease was largely due to a 12% decrease in industrial sales, which was caused by reduced sales to two of IPL's larger industrial customers who transitioned to their own cogeneration facilities in 2009 and plant closures and shift reductions as a result of economic conditions in 2009. Retail sales volumes in 2008 were impacted by temporary disruptions of electric service associated with severe flooding in 2008. At the peak of the disruptions caused by the severe weather, approximately 40,000 electric customers of IPL were unable to receive service. The most significant impacts of these disruptions on electric sales related to several large industrial customers in Cedar Rapids, Iowa who were unable to receive service after the flood.

Wholesale sales volumes decreased 15% and increased 7% in 2009 and 2008, respectively. The 2009 decrease was largely due to the impact of weather and economic conditions in 2009 on the electric sales demand of IPL's and WPL's wholesale customers. Wholesale and retail sales volumes in 2008 were impacted by IPL's and WPL's sales of their respective electric distribution properties in Illinois in February 2007. Prior to these asset sales, electric revenues and MWhs sold to retail customers in Illinois were included in residential, commercial and industrial sales in the electric margin table above. Upon completion of these asset sales, IPL and WPL entered into separate wholesale agreements to continue to provide electric service to their former retail customers in Illinois. Electric revenues and MWhs sold under these wholesale agreements are included in wholesale sales in the electric margin table above. The lower pricing for wholesale customers as compared to retail customers resulted in a decrease to electric margins following the sale of the electric distribution properties in Illinois.

Bulk power and other revenue changes were largely due to changes in revenues from sales in the wholesale energy market operated by the Midwest Independent Transmission System Operator (MISO) and PJM Interconnection, LLC. These changes are impacted by several factors including the availability of Alliant Energy's generating facilities and electricity demand within these wholesale energy markets. Changes in bulk power and other sales revenues were largely offset by changes in energy purchases expense and therefore did not have a significant impact on electric margins.

Refer to "Other Matters - Other Future Considerations" for discussion of retail electric sales projections expected to be influenced by economic conditions, new cogeneration facilities constructed by two of IPL's industrial customers and ethanol production facilities in Alliant Energy's service territories.

Utility Gas Margins - Gas margins are defined as gas operating revenues less cost of gas sold. Management believes that gas margins provide a more meaningful basis for evaluating utility operations than gas operating revenues since cost of gas sold are generally passed through to customers, and therefore, result in changes to gas operating revenues that are comparable to changes in cost of gas sold. Gas margins and dekatherm (Dth) sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					Dths Sold (Dths in thousands)				
	2009	2008	(a)	2007	(b)	**2009**	2008	(a)	2007	(b)
Residential	**$290.8**	$385.0	(24%)	$348.6	10%	**27,711**	30,630	(10%)	28,137	9%
Commercial	**174.7**	240.5	(27%)	199.0	21%	**20,725**	22,461	(8%)	19,417	16%
Industrial	**30.7**	51.1	(40%)	39.4	30%	**4,558**	5,558	(18%)	4,694	18%
Retail subtotal	**496.2**	676.6	(27%)	587.0	15%	**52,994**	58,649	(10%)	52,248	12%
Interdepartmental	**4.9**	7.8	(37%)	17.4	(55%)	**938**	1,373	(32%)	2,591	(47%)
Transportation/other	**24.2**	26.0	(7%)	25.8	1%	**53,580**	59,253	(10%)	58,911	1%
Total revenues/sales	**525.3**	710.4	(26%)	630.2	13%	**107,512**	119,275	(10%)	113,750	5%
Cost of gas sold	**347.9**	519.6	(33%)	441.1	18%					
Margins	**$177.4**	$190.8	(7%)	$189.1	1%					

(a) Reflects the % change from 2008 to 2009. (b) Reflects the % change from 2007 to 2008.

2009 vs. 2008 Summary - Gas margins decreased $13 million, or 7%, in 2009, primarily due to an estimated $7 million reduction in gas margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities, and the impact of WPL's 2009 retail gas rate decrease effective in January 2009 that reduced WPL's gas revenues in 2009 by $4 million.

2008 vs. 2007 Summary - Gas margins increased $2 million, or 1%, in 2008, primarily due to an estimated $11 million increase in gas margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities. This item was partially offset by $5 million of gains in 2007 from WPL's performance-based gas commodity cost recovery program (benefits were allocated between ratepayers and WPL) and a decrease in weather-normalized retail residential sales largely due to the negative impacts high natural gas prices and the slowing economy in 2008 had on customer demand during such period.

Natural Gas Cost Recoveries - In 2009 and 2008, Alliant Energy's cost of gas sold decreased $172 million, or 33%, and increased $79 million, or 18%, respectively. The 2009 decrease was primarily due to a decrease in Dths sold to retail customers and a decrease in natural gas prices. The 2008 increase was primarily due to an increase in natural gas prices and an increase in Dths sold to retail customers. Due to Alliant Energy's rate recovery mechanisms for natural gas costs, these changes in cost of gas sold resulted in comparable changes in gas revenues and, therefore, did not have a significant impact on gas margins. Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to natural gas cost recoveries.

Impacts of Weather Conditions - Estimated increases (decreases) to Alliant Energy's gas margins from the net impacts of weather and Alliant Energy's weather hedging activities were as follows (in millions):

	2009	2008	2007
Weather impacts on demand compared to normal weather	**$3**	$12	$--
Losses from weather derivatives (a)	**(3)**	(5)	(4)
Net weather impact	**$--**	$7	($4)

(a) Recorded in "Transportation/other" revenues in the above table.

Alliant Energy's gas sales demand follows a seasonal pattern with an annual base load of gas and a large heating peak occurring during the winter season. HDD data is used to measure the variability of temperatures during winter months and is correlated with gas sales demand. HDD in Alliant Energy's service territories were as follows:

	Actual			
HDD (a):	**2009**	2008	2007	Normal (a)
Cedar Rapids, Iowa (IPL)	**7,074**	7,636	6,815	6,732
Madison, Wisconsin (WPL)	**7,356**	7,714	6,935	7,095

(a) HDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDD.

Alliant Energy periodically utilizes weather derivatives based on HDD to reduce the potential volatility on its gas margins during the winter months of November through March.

Performance-based Gas Commodity Recovery Program - In 2007, 35% of all gains and losses from WPL's gas performance incentive sharing mechanism were retained by WPL, with 65% refunded to or recovered from customers. Effective Nov. 1, 2007, WPL's gas performance incentive sharing mechanism was terminated and replaced with a modified one-for-one pass through of gas costs. WPL's performance-based gas commodity recovery program resulted in gains which increased gas margins by $5 million in 2007. Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional details of the gas commodity recovery program implemented in November 2007.

Refer to "Rate Matters" for discussion of various electric and gas rate filings including anticipated rate filings in 2010.

Utility Other Revenues - Changes in utility other revenues were largely offset by related changes in utility other operation and maintenance expenses.

2009 vs. 2008 Summary - Other revenues for the utilities decreased $9 million in 2009, primarily due to $5 million of lower steam revenues at IPL. IPL's steam revenues were higher than normal during the second half of 2008 due to higher rates charged to steam customers for operating the temporary steam generating systems (natural gas-fired package boilers and water treatment systems) used to resume steam service after its Prairie Creek and Sixth Street Generating Stations were shut down due to severe flooding in 2008. In the second quarter of 2009, IPL announced its decision to discontinue providing steam service within the next 12 months to the portion of its steam customers located in downtown Cedar Rapids, Iowa.

2008 vs. 2007 Summary - Other revenues for the utilities increased $30 million in 2008, primarily due to higher steam revenues at IPL and $7 million of higher coal sales by IPL in 2008. IPL's steam revenues increased $20 million largely due to the recovery of incremental leasing and fuel costs incurred to resume steam production and service in Cedar Rapids, Iowa after its Prairie Creek and Sixth Street Generating Stations were shut down due to the severe flooding that occurred in 2008.

Non-regulated Revenues - Alliant Energy's non-regulated revenues were as follows (in millions):

	2009	2008	2007
RMT	**$294**	$397	$263
Transportation	**35**	36	32
Non-regulated Generation	**7**	25	27
Other	**3**	--	3
	$339	$458	$325

2009 vs. 2008 Summary - The decreased RMT revenues were primarily caused by reduced demand for construction management services for large wind generation projects in 2009. These decreases in revenues were largely offset by lower costs incurred by RMT to manage large wind generation projects, which are included in non-regulated operation and maintenance expenses. The demand for services from RMT's WindConnect® business is impacted by various external factors, including the availability and amount of government incentives for wind projects, the number and scope of state-imposed renewable portfolio standards and the availability and cost of capital to fund capital expenditures for wind projects. The ARRA enacted in February 2009 extended incentives to wind projects completed by Dec. 31, 2012.

The decreased Non-regulated Generation revenues were primarily due to $9 million of lower revenues generated by the Neenah Energy Facility as a result of the sale of the facility to WPL on June 1, 2009 and $6 million of revenues generated from demand for temporary generation projects during 2008 as a result of the flooding in Cedar Rapids, Iowa in 2008.

2008 vs. 2007 Summary - The increased RMT revenues were primarily due to higher revenues earned by its WindConnect® business on large construction management projects related to wind projects. These increased revenues were largely offset by increased costs incurred by RMT for the large construction management projects included in non-regulated operation and maintenance expenses.

The decreased Non-regulated Generation revenues were primarily due to $8 million of lower revenues generated by the Neenah Energy Facility due to a change in PPAs effective June 1, 2008. This item was partially offset by $6 million of revenues generated from demand for temporary generation projects in 2008 as a result of the flooding in Cedar Rapids, Iowa in 2008. The $6 million of increased revenues from the temporary generation projects were offset by a comparable increase in costs included in non-regulated operation and maintenance expenses.

Electric Transmission Service Expenses -
2009 vs. 2008 Summary - Alliant Energy's electric transmission service expense for the utilities increased $43 million in 2009, primarily due to $45 million of higher expenses billed to IPL from ITC in 2009, resulting from increased rates effective in January 2009.

2008 vs. 2007 Summary - Alliant Energy's electric transmission service expenses for the utilities increased $89 million in 2008, primarily due to $77 million of charges at IPL incurred in 2008 for transmission services provided by ITC following the sale of IPL's electric transmission assets to ITC in December 2007 and $12 million of increased electric transmission services at WPL primarily due to increased electric transmission rates billed to WPL by ATC. The electric transmission-related charges from ITC were partially offset by electric transmission-related operating expenses incurred in 2007 including operation and maintenance expenses, depreciation and amortization expenses and taxes other than income taxes, as well as the positive impacts on earnings from the application of the sale proceeds

Refer to "Other Matters - Other Future Considerations" for discussion of material increases in electric transmission service expenses at IPL anticipated in 2010 resulting from increased transmission rates proposed by ITC. Refer to Notes 1(b) and 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to recovery of electric transmission service expenses.

Utility Other Operation and Maintenance Expenses -
2009 vs. 2008 Summary - Alliant Energy's other operation and maintenance expenses for the utilities decreased $21 million, due to the following reasons (amounts represent variances between 2009 and 2008 in millions):

	Alliant Energy	IPL	WPL
Incremental expenses incurred in 2008 related to severe flooding	($29)	($29)	$--
Deferral of retail pension and other benefits costs in 2009 (a)	(12)	--	(12)
Lower electric generation maintenance expenses (b)	(10)	(10)	--
Lower steam fuel, operation and maintenance expenses (c)	(9)	(9)	--
Lower incentive-related compensation (d)	(6)	(3)	(3)
Regulatory-related credits in 2009 related to 2008 flood costs (a)	(4)	(4)	--
Regulatory-related charges in 2008 related to Nelson Dewey #3 project (a)	(4)	--	(4)
Higher pension and other postretirement benefits costs (e)	33	18	15
Restructuring charges in 2009 (f)	11	4	7
Regulatory-related charges in 2009 related to Nelson Dewey #3 project (a)	11	--	11
Incremental expenses incurred in 2009 related to severe flooding (g)	7	7	--
Higher energy conservation expenses (h)	5	5	--
Charges in 2009 related to a settlement with Sutherland #4 joint partners (i)	4	4	--
Loss contingency reserve in 2009 for Cash Balance Plan lawsuit (j)	4	2	2
Steam asset impairment in 2009 (k)	4	4	--
Other (includes impact of cost saving initiatives) (l)	(26)	(12)	(14)
	($21)	($23)	$2

(a) Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of WPL's deferral of pension and benefits costs in 2009 and the regulatory-related charges and credits related to the Nelson Dewey #3 project and flood-related costs incurred in 2008.
(b) Primarily due to several planned maintenance outages in 2008.

(c) Resulting from the additional costs incurred by IPL in 2008 to operate the temporary steam generating systems used to resume service after its Prairie Creek and Sixth Street Generating Stations were shut down due to severe flooding.
(d) Resulting from lower performance levels in 2009 relative to the earnings and total shareowner return metrics established within incentive plans.
(e) Net of the portion allocated to capital projects and resulted from increased amortization of actuarial losses and lower expected return on plan assets caused by significant decreases in plan assets in 2008.
(f) Related to the elimination of certain corporate and operations positions, which Alliant Energy estimates will have the impact of decreasing its annual salary costs by approximately $16 million ($7 million at IPL and $9 million at WPL).
(g) Primarily related to operating expenditures required to restore operations at IPL's Prairie Creek Generating Station that were not reimbursed under Alliant Energy's property insurance policy.
(h) Changes in energy conservation expenses were largely offset by changes in energy conservation revenues.
(i) Refer to Note 12(g) of the "Notes to Consolidated Financial Statements" for details.
(j) Refer to Note 12(c) of the "Notes to Consolidated Financial Statements" for details.
(k) Related to IPL's steam assets as a result of a decision in 2009 to discontinue providing steam service to the portion of its steam customers located in downtown Cedar Rapids, Iowa.
(l) IPL and WPL implemented several cost saving initiatives in 2009 to reduce other operation and maintenance expenses, including, but not limited to, an elimination of certain corporate and operations positions, a mandatory one-week furlough for all non-bargaining and certain bargaining unit employees in 2009 and suspension of a portion of 401(k) Savings Plan contributions by Alliant Energy for the second half of 2009.

2008 vs. 2007 Summary - Other operation and maintenance expenses for the utilities increased $25 million in 2008, due to the following reasons (amounts represent variances between 2008 and 2007 in millions):

	Alliant Energy	IPL	WPL
Incremental expenses incurred in 2008 related to severe flooding (a)	$29	$29	$--
Higher fuel costs for steam production (b)	21	21	--
Higher electric generation planned outage costs (c)	8	8	--
Higher employee health care costs (primarily due to higher claims)	8	3	5
Higher expenses related to coal sales	4	4	--
Higher bad debt expenses (primarily due to economic conditions)	4	3	1
Regulatory-related charges in 2008 related to Nelson Dewey #3 project	4	--	4
Lower regulatory liability amortizations	3	--	3
Lower incentive-related compensation expenses (d)	(17)	(10)	(7)
Lower pension and other postretirement benefits expenses (e)	(16)	(9)	(7)
Electric transmission expenses at IPL in 2007 (prior to sale) (f)	(10)	(10)	--
Incremental expenses incurred in 2007 related to winter storms (g)	(9)	(9)	--
Lower sale of accounts receivable expenses (h)	(5)	(5)	--
Regulatory-related charge in 2007	(4)	--	(4)
Other	5	4	1
	$25	$29	($4)

(a) Primarily due to operating expenditures required to restore operations and impairments of assets impacted by the flooding that were not reimbursed under Alliant Energy's property insurance policy.
(b) Primarily due to incremental fuel costs incurred in 2008 to resume steam production and service in Cedar Rapids, Iowa after IPL's Prairie Creek and Sixth Street Generating Stations were shut down due to the severe flooding.
(c) Primarily due to repairs and maintenance costs for IPL's Sutherland and M.L. Kapp Generating Stations in 2008.
(d) Resulting from higher performance levels in 2007 relative to the earnings and total shareowner return metrics established within incentive plans.
(e) Primarily due to a reduction in the amortization of actuarial losses and the impact of higher funding levels of the qualified pension plans at the measurement date of Sep. 30, 2007.
(f) Expenses incurred prior to the sale of IPL's electric transmission assets in December 2007.
(g) Includes expenditures to restore operations of IPL's electric transmission and distribution system in its Iowa and Minnesota service territories.
(h) Largely due to IPL's use of a portion of the proceeds from the sale of its electric transmission assets to reduce its level of accounts receivable sales in December 2007.

Refer to "Other Matters - Other Future Considerations" for discussion of anticipated material decreases in pension and other postretirement benefits expenses in 2010 resulting from increases in retirement plans' assets during 2009 and anticipated increases in maintenance expenses in 2010 for IPL's Whispering Willow - East wind project.

Non-regulated Operation and Maintenance Expenses - Alliant Energy's non-regulated operation and maintenance expenses were as follows (in millions):

	2009	2008	2007
RMT	**$291**	$370	$243
Transportation	**17**	19	16
Non-regulated Generation	**3**	10	7
Other (includes eliminations)	**3**	(2)	5
	$314	$397	$271

2009 vs. 2008 Summary - The RMT variance was largely driven by lower construction management costs associated with the execution of large wind projects in 2009 and lower incentive-related compensation expenses of $8 million in 2009 resulting from the lower earnings at RMT. The Non-regulated Generation variance was largely driven by $6 million of project costs incurred in 2008 associated with temporary generation projects. The increased Other expenses were largely due to higher professional expenses incurred at the parent company in 2009.

2008 vs. 2007 Summary - The RMT variance was largely driven by higher project costs associated with the execution of large construction management projects. The Non-regulated Generation variance was largely driven by $6 million of project costs incurred in 2008 associated with temporary generation projects. The Other expenses variance was primarily due to lower incentive-related compensation expenses and increased eliminations of intercompany operating expenses.

Depreciation and Amortization Expenses -
2009 vs. 2008 Summary - Depreciation and amortization expenses increased $34 million primarily due to additional depreciation expense from the impact of property additions at IPL related to restoration activities associated with the severe flooding and the Whispering Willow - East wind project that began commercial operation in late 2009 and property additions at WPL related to its Cedar Ridge wind project that began commercial operation in late 2008, AMI placed into service in 2009 and the June 2009 acquisition of the Neenah Energy Facility. The increases were also impacted by higher depreciation rates at IPL.

2008 vs. 2007 Summary - Depreciation and amortization expenses decreased $21 million primarily due to $16 million of depreciation expense in 2007 related to IPL's electric transmission assets that were sold in December 2007, a $9 million decrease from the implementation of lower depreciation rates at WPL in 2008 as a result of a new depreciation study and lower amortization expenses from enterprise resource planning software that became fully amortized in 2007. These items were partially offset by additional depreciation expense from the impact of utility property additions including WPL's Cedar Ridge wind project that began commercial operation in late 2008.

Taxes other than Income Taxes -
2008 vs. 2007 Summary - Taxes other than income taxes decreased $6 million in 2008, primarily due to $6 million of property tax expense in 2007 related to IPL's electric transmission assets that were sold in December 2007.

Refer to "Rate Matters" for discussion of the interplay between utility operating expenses and utility margins given their impact on Alliant Energy's rate activities.

Gain on Sale of IPL's Electric Transmission Assets - The sale of IPL's electric transmission assets in December 2007 resulted in a pre-tax gain of $219 million in 2007. The gain reflected the net proceeds from the sale less the net assets sold and a regulatory liability established pursuant to an IUB order. Refer to Note 22 of the "Notes to Consolidated Financial Statements" for additional details of the sale of IPL's electric transmission assets.

Interest Expense -

2009 vs. 2008 Summary - Alliant Energy's interest expense increased $29 million due to the following reasons (amounts represent variances between 2009 and 2008 in millions):

	Alliant Energy	IPL	WPL
Interest expense variances from certain issuances of long-term debt:			
WPL's 7.6% debentures issued in October 2008	$15	$--	$15
IPL's 7.25% senior debentures issued in October 2008	14	14	--
IPL's 6.25% senior debentures issued in July 2009	9	9	--
WPL's 5% debentures issued in July 2009	6	--	6
Alliant Energy's 4% senior notes issued in October 2009	3	--	--
Interest expense variances from certain reductions in long-term debt:			
IPL's 6.625% senior debentures retired in August 2009	(4)	(4)	--
WPL's 5.7% debentures retired in October 2008	(3)	--	(3)
Corporate Services' 4.55% senior notes retired in October 2008	(3)	--	--
Alliant Energy's Exchangeable Senior Notes retired in 2009	(3)	--	--
Other (includes impact of lower commercial paper interest rates)	(5)	(4)	(5)
	$29	$15	$13

2008 vs. 2007 Summary - Alliant Energy's interest expense increased $9 million due to the following reasons (amounts represent variances between 2008 and 2007 in millions):

	Alliant Energy	IPL	WPL
Interest expense variances from certain issuances of long-term debt:			
WPL's 6.375% debentures issued in August 2007	$12	$--	$12
WPL's 7.6% debentures issued in October 2008	5	--	5
IPL's 7.25% senior debentures issued in October 2008	4	4	--
Interest expense variances from certain reductions in long-term debt:			
WPL's 5.7% debentures retired in October 2008	(1)	--	(1)
Corporate Services' 4.55% senior notes retired in October 2008	(1)	--	--
WPL's 7% debentures retired in June 2007	(3)	--	(3)
IPL's 6% collateral trust bonds retired in November 2007	(3)	(3)	--
IPL's 6.875% collateral trust bonds retired in May 2007	(1)	(1)	--
Resources' credit facility related to Alliant Energy Neenah retired in March 2007	(1)	--	--
Other (includes impact of lower average short-term debt outstanding)	(2)	(2)	--
	$9	($2)	$13

Loss on Early Extinguishment of Debt - Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for information on $203 million of pre-tax losses incurred in 2009 related to the repurchase of Alliant Energy's Exchangeable Senior Notes due 2030.

Equity Income from Unconsolidated Investments -

2009 vs. 2008 Summary - Equity income from unconsolidated investments increased $3 million in 2009, primarily due to $4 million of higher equity income from ATC largely due to the impacts of increased transmission rates billed by ATC.

2008 vs. 2007 Summary - Equity income from unconsolidated investments increased $4 million in 2008, primarily due to $5 million of higher equity income from ATC largely due to the impacts of increased transmission rates billed by ATC.

Refer to Note 9(a) of the "Notes to Consolidated Financial Statements" for a breakdown of Alliant Energy's equity income from unconsolidated investments.

AFUDC -
2009 vs. 2008 Summary - AFUDC increased $15 million in 2009, primarily due to $14 million of higher AFUDC recognized in 2009 as compared to 2008 for IPL's Whispering Willow - East wind project. The increase was also due to AFUDC recognized in 2009 on capital projects related to restoration activities at IPL associated with the severe flooding in 2008 and WPL's Bent Tree - Phase I wind project. These items were partially offset by AFUDC recognized in 2008 related to the construction of WPL's Cedar Ridge wind project.

2008 vs. 2007 Summary - AFUDC increased $17 million in 2008, primarily due to AFUDC recognized in 2008 related to the construction of WPL's Cedar Ridge wind project and IPL's Whispering Willow - East wind project.

Interest Income and Other -
2009 vs. 2008 Summary - Interest income and other decreased $14 million in 2009, primarily due to $15 million of lower interest income caused by lower average balances of cash and cash equivalents and lower interest rates on money market fund investments in 2009 compared to 2008.

2008 vs. 2007 Summary - Interest income and other increased $3 million in 2008, primarily due to $7 million of increased interest income caused by higher average balances of cash and cash equivalents in 2008 as compared to 2007 as a result of proceeds received from the sale of IPL's electric transmission assets in December 2007. This item was partially offset by a $4 million pre-tax gain realized from the sale of an investment in 2007.

Refer to Notes 1(d) and 1(l) of the "Notes to Consolidated Financial Statements" for additional information regarding Alliant Energy's cash and cash equivalents and interest income and other, respectively.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were (7.7%), 31.9% and 36.6% for 2009, 2008 and 2007, respectively.

2009 vs. 2008 Summary - The decrease in the effective income tax rate was primarily due to $40 million of income tax benefits recognized in 2009 related to the net impacts of SB 62 enacted in February 2009 and a decision by management to allow WPL to do business in Iowa in order to take advantage of efficiencies that will likely be available as a result of IPL and WPL sharing resources and facilities and $4 million of production tax credits in 2009 from the Cedar Ridge wind project that began commercial operation in late 2008. These items were partially offset by $12 million of income tax benefits recorded in 2008 as a result of finalizing the audit of Alliant Energy's U.S. federal income tax returns for calendar years 2002 through 2004 and recording known adjustments for the tax returns for calendar years 2005 through 2007.

2008 vs. 2007 Summary - The decrease in the effective income tax rate was primarily due to the impact of income tax expense related to the gain on sale of IPL's electric transmission assets in 2007, $12 million of income tax benefits recorded in 2008 related to the impact of reaching a settlement with the Internal Revenue Service (IRS) in 2008 regarding the audit of Alliant Energy's U.S. federal income tax returns for calendar years 2002 through 2004 and recording known adjustments for the tax returns for calendar years 2005 through 2007, and other changes in the impacts of property related differences for which deferred tax expense is not recorded pursuant to Iowa rate making principles. These items were partially offset by a $6 million reversal of deferred tax asset valuation allowances in 2007 related to changes in Alliant Energy's anticipated ability to utilize capital losses prior to their expiration, $4 million of income tax benefits recorded in 2007 as a result of reaching a settlement with the IRS in 2007 regarding the audits of Alliant Energy's U.S. federal income tax returns for calendar years 1999 through 2001 and recording known adjustments for the tax returns for calendar years 2002 through 2006, deferred tax rate changes as a result of estimated higher state income tax rates from apportionment changes anticipated in the future, a reserve recorded at WPL in 2008 for a tax-related regulatory asset and lower manufacturing production deductions in 2008.

Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information regarding Alliant Energy's effective income tax rates. Refer to "Other Matters - Other Future Considerations" for discussion of production tax credits for wind projects, which may impact future effective income tax rates.

Income from Discontinued Operations, Net of Tax - Refer to Note 17 of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy believes it has, and expects to maintain, an adequate liquidity position to operate its business as a result of available capacity under its revolving credit facility, operating cash flows generated by its utility business, and available cash and cash equivalents. Based on its liquidity position and capital structure, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and to meet its long-term contractual obligations. Access by Alliant Energy to capital markets to fund its future capital requirements is largely dependent on its credit quality and on developments in those capital markets.

Liquidity Position - At Dec. 31, 2009, Alliant Energy and its subsidiaries had $175 million of cash and cash equivalents and $433 million ($97 million at IPL, $240 million at WPL and $96 million at the parent company) of available capacity under their revolving credit facilities. Refer to "Cash Flows - Financing Activities - Short-term Debt" for further discussion of the credit facilities. Refer to Note 1(d) of the "Notes to Consolidated Financial Statements" for additional information on Alliant Energy's cash and cash equivalents.

Capital Structure - Alliant Energy plans to maintain consolidated debt-to-total capitalization ratios that are consistent with investment-grade credit ratings in order to facilitate ongoing and reliable access to capital markets on reasonable terms and conditions. Alliant Energy's, IPL's and WPL's capital structures at Dec. 31, 2009 were as follows (dollars in millions):

	Alliant Energy (Consolidated)		IPL		WPL	
Common equity	$2,772.6	48.5%	$1,330.0	46.5%	$1,254.7	53.5%
Preferred stock	243.8	4.3%	183.8	6.4%	60.0	2.5%
Noncontrolling interest	2.1	--%	--	--%	--	--%
Long-term debt (incl. current maturities)	2,506.0	43.9%	1,158.7	40.5%	1,031.6	44.0%
Short-term debt	190.0	3.3%	190.0	6.6%	--	--%
	$5,714.5	100.0%	$2,862.5	100.0%	$2,346.3	100.0%

In addition to capital structures, other important financial considerations used to determine the characteristics of future financings include financial coverage ratios, flexibility regarding the utility generation plans, state regulations and the levels of debt imputed by rating agencies. The most significant debt imputations include a portion of the DAEC, Kewaunee and Riverside PPAs and postretirement benefits obligations. The PSCW explicitly factors certain imputed debt adjustments in establishing a regulatory capital structure as part of WPL's retail rate cases, particularly those related to operating leases and PPAs. The IUB does not make any explicit adjustments for imputed debt in establishing capital ratios used in determining rates, although such adjustments are considered by IPL in recommending an equity ratio.

Alliant Energy intends to manage these capital structures in such a way that it does not compromise its ability to raise the necessary funding required to enable it to continue to provide utility services reliably and at reasonable costs, while maintaining financial capital structure targets consistent with those approved by regulators. Key considerations include maintaining access to the financial markets on the terms, in the amounts and within the timeframes required to fund Alliant Energy's strategic plan, retaining a prudent level of financial flexibility and maintaining IPL's and WPL's investment-grade credit ratings. The capital structure is only one of a number of components that needs to be actively managed in order to achieve these objectives. Alliant Energy currently expects to maintain capital structures at IPL and WPL in which total debt would not exceed 40% to 45%, and preferred stock would not exceed 5% to 10%, of total capital. These targets may be adjusted depending on subsequent developments and on their potential impact on IPL's and WPL's investment-grade credit ratings.

Credit and Capital Market Developments - Financial markets were subjected to considerable strain over the past two years, resulting in adverse impacts on the availability and terms of credit for businesses. A number of initiatives have been taken by the U.S. Treasury Department and the Federal Reserve System intended to contain the contraction of credit in the economy and of liquidity in the various capital markets. These initiatives have resulted in a degree of stabilization, which has varied across different sectors of the capital markets. Financial market conditions continue to remain highly sensitive to the evolving economic outlook. Liquidity in the various markets has fluctuated unpredictably, as investment flows continue to alternate between the safety of shorter-dated U.S. Treasury obligations and the higher yields associated with investments in corporate and/or longer-dated instruments. Concerns regarding the U.S. dollar's reserve currency role, and the willingness of overseas investors to continue to buy and hold U.S. Treasury obligations, have also impacted the capital markets. The

uncertain profile and impact of prospective financial market re-regulation contributes to the unsettled tone of the various market sectors.

Alliant Energy is aware of the potential implications these credit and capital market developments might have on its ability to raise the external funding required for its operations and capital expenditure plans. Alliant Energy had already taken measures over the past several years to improve its financial strength including: reducing financial leverage; retiring debt; securing multi-year committed revolving credit facilities to provide backstop liquidity to its commercial paper programs and a committed source of alternative liquidity in the event the commercial paper market becomes disrupted; arranging an accounts receivable sales program for up to $150 million at IPL as an alternative source of working capital financing; retaining sufficient cash and cash equivalents to fund a portion of Alliant Energy's current operating and capital requirements in the event of credit market disruptions; extending IPL's and WPL's respective long-term debt maturity profiles and avoiding undue concentrations of maturities over the next few years; and converting certain of IPL's and WPL's pollution control revenue bonds from variable interest rates to fixed interest rates. As discussed below, Alliant Energy retains flexibility in undertaking its capital expenditure program, particularly with respect to capital expenditures to fund the investment program within its strategic plan.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is electric and gas sales to its utility customers. Cash from these sales reimburses IPL and WPL for prudently incurred expenses to provide service to their utility customers and provides IPL and WPL a return on the rate base assets required to provide such services. Utility operating cash flows are expected to cover the majority of IPL's and WPL's capital expenditures required to maintain their current infrastructure and dividends paid to Alliant Energy's shareowners. Capital requirements needed to retire debt and fund capital expenditures related to new generating facilities and environmental compliance programs, are expected to be financed primarily through external financings. Ongoing monitoring of credit and capital market conditions allows management to evaluate the availability of funding and the terms and conditions attached to such financing. In order to maintain debt-to-total capitalization ratios that are consistent with investment-grade ratings, Alliant Energy may periodically fund such capital requirements with additional debt and equity.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows is as follows (in millions):

	2009	2008	2007
Cash and cash equivalents at Jan. 1	**$346.9**	$745.6	$266.0
Cash flows from (used for):			
Operating activities	**657.1**	338.2	607.5
Investing activities	**(1,148.9)**	(866.1)	329.0
Financing activities	**320.2**	129.2	(456.9)
Net increase (decrease)	**(171.6)**	(398.7)	479.6
Cash and cash equivalents at Dec. 31	**$175.3**	$346.9	$745.6

Operating Activities -

2009 vs. 2008 - Alliant Energy's cash flows from operating activities increased $319 million primarily due to $272 million of higher cash flows from changes in income tax payments and refunds, lower payments for prepaid gas and gas stored underground partially due to lower natural gas prices, $73 million of incremental operating expenditures in 2008 due to the severe flooding in IPL's service territory, $50 million of higher cash flows from changes in the level of accounts receivable sold at IPL during 2009 and 2008, $32 million of higher cash flows from changes in the amount of collateral paid to and received from counterparties of derivative contracts during 2009 and 2008, $27 million of insurance proceeds received by IPL in 2009 for operating expenditures related to the severe flooding in 2008 and $16 million of refunds paid by WPL to retail electric customers in 2008 related to over-recovered fuel-related costs in 2007. These items were partially offset by $131 million of pension plan contributions in 2009, $40 million of lower cash flows from operations at RMT largely due to payments received in 2008 for a large wind construction management project, $23 million of refunds paid by WPL to its retail customers in 2009 for over-collected fuel-related costs during 2008, $18 million of insurance proceeds received by IPL in 2008 for operating expenditures related to severe flooding and the impact of lower electric sales at IPL and WPL due to weather and economic conditions in 2009.

2008 vs. 2007 - Alliant Energy's cash flows from operating activities decreased $269 million primarily due to $77 million of transmission service expenditures paid to ITC in 2008 following the sale of IPL's electric transmission assets in December 2007, $73 million of incremental operating expenditures related to the severe flooding in 2008, $50 million of higher expenditures due to changes in the level of accounts receivable sold during 2008 and 2007, $49 million of collateral payments received from counterparties of derivative contracts in 2007, $23 million of expenditures by IPL for prepaid gas in 2008, $16 million of refunds paid by WPL to retail electric customers in 2008 for over-recovered fuel-related costs in 2007 and other changes in working capital. These items were partially offset by $21 million of lower income tax payments and $18 million of property insurance payments received by IPL in 2008 for reimbursement of covered flood losses allocated to operating expenditures.

Income Tax Payments and Refunds - Income tax payments and refunds resulted in higher cash flows from operations for Alliant Energy in 2009 compared to 2008. These changes in income tax payments and refunds were largely due to bonus tax depreciation deductions eligible to be taken by Alliant Energy for 2009 under the ARRA and the impact of a change in accounting method for repairs expenditures. Refer to "Legislative Matters" for additional discussion of the 2009 bonus tax depreciation deductions under the ARRA and Note 5 of the "Notes to Consolidated Financial Statements" for additional discussion of the change in tax method for repairs expenditures.

IPL's Accounts Receivable Sale Program - Changes in the levels of accounts receivable sold by IPL decreased Alliant Energy's cash flows from operations by $25 million, $75 million and $25 million in 2009, 2008 and 2007, respectively. The 2008 change was partially due to IPL using a portion of the proceeds from the issuance of its senior debentures in October 2008 to reduce the amount of accounts receivable sold. As of Dec. 31, 2009, IPL does not have any receivables sales outstanding under this program. However, Alliant Energy still plans to maintain the program as a potential source of additional liquidity. Refer to Note 4(a) of the "Notes to Consolidated Financial Statements" for additional information on IPL's accounts receivable sale program, including new accounting guidance that may impact the accounting for future sales of accounts receivable.

Cash Collateral - Alliant Energy has entered into various commodity contracts that contain provisions requiring the parties to provide cash collateral if their liability position under the contract exceeds certain limitations. Refer to Note 4(d) of the "Notes to Consolidated Financial Statements" for additional information on the cash collateral outstanding as of Dec. 31, 2009 and 2008. Refer to "Legislative Matters" for proposed legislation that may impact the amount of cash collateral required to be paid by Alliant Energy in the future.

Pension Plan Contributions - In 2006, the Pension Protection Act of 2006 was enacted. This legislation included changes to minimum funding level requirements of pension plans beginning in 2008. In 2008, the Worker, Retiree and Employer Recovery Act of 2008 was enacted. This legislation provides pension plan funding relief to retirement plan sponsors impacted by material losses to their retirement plan assets in 2008. Alliant Energy is currently in compliance with these two acts and expects to maintain compliance with these acts as a result of future expected pension plan contributions noted below. Pension plan contributions for 2007 through 2009 along with estimates of pension plan contributions currently expected to be made in 2010 through 2012 are as follows (in millions):

	2007	2008	2009	2010 (b)	2011 (b)	2012 (b)
IPL (a)	$--	$--	$59	$--	$--	$10
WPL (a)	--	--	47	--	--	5
Other subsidiaries	8	2	25	8	5	5
Alliant Energy	$8	$2	$131	$8	$5	$20

(a) Pension plan contributions for IPL and WPL include contributions to their respective qualified pension plans as well as an allocated portion of the contributions to pension plans sponsored by Corporate Services.
(b) Pension plan contributions expected to be made in 2010 through 2012 are based on the funded status and assumed return on assets as of the Dec. 31, 2009 measurement date for each plan. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for discussion of the current funded levels of pension plans.

Investing Activities -
2009 vs. 2008 - Alliant Energy's cash flows used for investing activities increased $283 million primarily due to $324 million of higher construction expenditures including expenditures in 2009 for IPL's and WPL's wind projects, restoration activities at IPL's Prairie Creek Generating Station, AMI at WPL and emission controls at IPL's Lansing Unit 4. This item was partially offset by changes in the collection of and advances for customer energy efficiency projects and higher insurance proceeds received by IPL in 2009 compared to 2008 for property damaged by the severe flooding in 2008.

2008 vs. 2007 - Alliant Energy's cash flows used for investing activities increased $1.2 billion primarily due to $901 million of net proceeds received from asset sales in 2007 and $336 million of higher construction expenditures including expenditures for IPL's Whispering Willow - East and WPL's Cedar Ridge wind projects in 2008. These items were partially offset by $24 million of expenditures for emission allowances at IPL in 2007.

Construction and Acquisition Expenditures - Capital expenditures and financing plans are reviewed, approved and updated as part of Alliant Energy's strategic planning and budgeting processes. In addition, significant capital expenditures and investments are subject to a cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, changing market conditions and new opportunities. Alliant Energy currently anticipates construction and acquisition expenditures during 2010 through 2012 as follows (in millions):

	Alliant Energy			IPL			WPL		
Utility business (a):	2010	2011	2012	2010	2011	2012	2010	2011	2012
Generation - new facilities:									
IPL wind - Whispering Willow - West	$45	$190	$5	$45	$190	$5	$--	$--	$--
WPL wind - Bent Tree - Phase I	290	10	--	--	--	--	290	10	--
Total generation - new facilities	335	200	5	45	190	5	290	10	--
Environmental	95	170	200	60	30	30	35	140	170
AMI	10	15	40	--	15	40	10	--	--
Other utility capital expenditures	425	470	520	235	250	275	190	220	245
Total utility business	865	855	765	$340	$485	$350	$525	$370	$415
Non-regulated businesses	10	10	15						
	$875	$865	$780						

(a) Cost estimates represent IPL's or WPL's estimated portion of total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC, if applicable.

Alliant Energy has not yet entered into contractual commitments relating to the majority of its anticipated future capital expenditures. As a result, Alliant Energy has discretion with regard to the level of capital expenditures eventually incurred and closely monitors and frequently updates such estimates based on numerous economic and other factors. Alliant Energy has capital purchase obligations under a master supply agreement executed in 2008 with Vestas for the purchase of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. Refer to "Certain Financial Commitments - Contractual Obligations" for long-term capital purchase obligations related to wind projects and "Strategic Overview" for further discussion of the utility generation plans and environmental compliance plans.

Alliant Energy expects to finance its 2010 through 2012 capital expenditure plans in a manner that allows it to adhere to the capital structure targets discussed in the "Capital Structure" section above. 2010 capital expenditures are expected to be funded with a combination of available cash and cash equivalents, internally-generated cash, and short- and long-term debt. The precise characteristics of the financing for the 2011 and 2012 capital expenditures will be determined closer to the time that the financing is required. Flexibility will be required in implementing the long-term financing for capital expenditure plans to allow for scheduling variations in the required authorization and construction work, changing market conditions and any adjustments that might be required to ensure there are no material adverse impacts to Alliant Energy's, IPL's and WPL's respective capital structures.

Proceeds from Asset Sales - Net proceeds from asset sales have been used for debt reduction, common share repurchases, funding capital expenditures and general corporate purposes. Proceeds from assets sales for Alliant Energy, IPL and WPL during 2009, 2008 and 2007 were as follows (in millions):

	Alliant Energy			IPL			WPL		
Assets Sold:	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
IPL's electric transmission assets	**$--**	$4	$772	**$--**	$4	$772	**$--**	$--	$--
Mexico investments	**--**	--	66	**--**	--	--	**--**	--	--
Electric and gas utility assets in Illinois	**--**	--	52	**--**	--	28	**--**	--	24
Other	**5**	9	11	**1**	--	1	**--**	3	--
	$5	$13	$901	**$1**	$4	$801	**$--**	$3	$24

Financing Activities -
2009 vs. 2008 - Alliant Energy's cash flows from financing activities increased $191 million primarily due to changes in the amount of commercial paper outstanding at IPL and changes in the amount of long-term debt issued and retired during 2009 and 2008 discussed below.

2008 vs. 2007 - Alliant Energy's cash flows from financing activities increased $586 million primarily due to changes in the amount of long-term debt issued and retired during 2008 and 2007 and $295 million of common stock repurchases under Alliant Energy's common stock repurchase program in 2007. These items were partially offset by $34 million of proceeds received from stock options exercised in 2007.

FERC and Public Utility Holding Company Act Financing Authorizations - Under the Public Utility Holding Company Act of 2005, FERC has authority over the issuance of utility securities, except to the extent that a state regulatory commission has retained jurisdiction over such matters. In 2008, FERC issued an order allowing IPL to pay up to $400 million in common equity distributions from additional paid-in capital, rather than retained earnings. In 2009 and 2008, IPL paid $106 million and $75 million, respectively, of common equity distributions from additional paid-in capital under this order. As of Dec. 31, 2009, IPL had remaining authority for $219 million of common equity distributions from additional paid-in capital, rather than retained earnings, under the 2008 authorization issued by FERC.

In December 2009, FERC authorized IPL to issue up to $900 million of long-term debt securities, $750 million of short-term debt securities and $200 million of preferred stock for a period from Jan. 1, 2010 through Dec. 31, 2011. Issuance of debt securities by WPL is authorized by the PSCW and therefore is exempt from regulation by FERC. FERC does not have authority over the issuance of securities by Alliant Energy or Resources.

State Regulatory Financing Authorizations - In June 2009, IPL received approval from the MPUC for its annual capital structure filing, which provides authorization for IPL to issue debt securities during the 12 months ended June 30, 2010 as long as IPL maintains total capitalization (including short-term debt) below $3.11 billion and a common equity ratio between 41.3% and 50.5% during such period. The annual capital structure filing limits IPL's short-term borrowings to a maximum of $300 million outstanding at any time during the 12 months ended June 30, 2010. IPL received approval from FERC and the MPUC to borrow directly from its parent should external sources of short-term debt become unavailable or short-term interest rates become excessive. Any borrowings from its parent would be subject to the maximum limit of its state regulatory financing authorization for short-term borrowings of $300 million.

In July 2009, WPL received authorization from the PSCW to issue long-term debt securities of no more than $350 million in 2010. WPL is also authorized by the PSCW to have no more than $250 million of short-term borrowings outstanding.

Shelf Registrations - In the second quarter of 2009, IPL and WPL filed shelf registration statements with the Securities and Exchange Commission (SEC). IPL's shelf registration became effective in June 2009 and provided IPL flexibility to offer from time to time up to an aggregate of $650 million of preferred stock and unsecured debt securities from June 2009 through June 2012. WPL's shelf registration became effective in June 2009 and provided WPL flexibility to offer up to an aggregate of $700 million of preferred stock and unsecured debt securities from June 2009 through June 2012. As of Dec. 31, 2009, IPL and WPL had $350 million and $450 million, respectively, remaining available under their shelf registrations. In September 2009, Alliant Energy filed a shelf registration statement with the SEC, which was effective immediately upon filing. Alliant Energy's shelf registration provides Alliant Energy flexibility to offer from time to time an unspecified amount of common stock, senior notes and other securities from September 2009 through September 2012.

Common Stock Dividends - In January 2010, Alliant Energy announced an increase in its expected annual common stock dividend from $1.50 per share to $1.58 per share, which is equivalent to a rate of $0.395 per share per quarter, beginning with the Feb. 12, 2010 dividend payment. Payment of future 2010 quarterly dividends is subject to the actual dividend declaration by Alliant Energy's Board of Directors. Alliant Energy's general long-term goal is to maintain a dividend payout ratio that is competitive with the industry average. Currently, Alliant Energy's goal is to attain a dividend payout percentage of approximately 60% to 70% of its utility earnings. Alliant Energy's dividend payout ratio was 74% of its utility earnings in 2009. Refer to Note 7(a) of the "Notes to Consolidated Financial Statements" for discussion of IPL's and WPL's dividend payment restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations.

Common Stock Issuances - Alliant Energy issued $1 million, $1 million and $34 million of additional common stock under its equity incentive plans for employees in 2009, 2008 and 2007, respectively. Alliant Energy currently anticipates its only common stock issuances in 2010 through 2011 will be to issue new shares to satisfy demands under its equity incentive plans for employees. Refer to Note 6(b) of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's common stock issuances under its equity incentive plans for employees.

Common Stock Repurchase Program - Refer to Note 7(a) of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's common stock repurchase program, which was completed in 2007.

Short-term Debt - In 2007, Alliant Energy, IPL and WPL extended the terms of their respective revolving credit facilities to November 2012. These credit facilities backstop commercial paper issuances used to finance short-term borrowing requirements, which fluctuate based on seasonal corporate needs, the timing of long-term financings and capital market conditions. The facility at the parent company is generally used to fund Resources and Corporate Services as well as its own needs. At Dec. 31, 2009, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $623 million ($96 million for Alliant Energy at the parent company level, $287 million for IPL and $240 million for WPL). Currently, there are 14 lenders that participate in the three credit facilities, with aggregate respective commitments ranging from $20 million to $68 million. Alliant Energy anticipates that in March 2010, two lenders that participate in the three credit facilities will merge, resulting in the maximum exposure to a single lender increasing from $68 million to $118 million. At Dec. 31, 2009, additional credit facility information was as follows (dollars in millions; Not Applicable (N/A)):

	Alliant Energy (Consolidated)	Parent Company	IPL	WPL
Commercial paper:				
Amount outstanding	$190	$--	$190	$--
Weighted average maturity	5 days	N/A	5 days	N/A
Weighted average interest rates	0.4%	N/A	0.4%	N/A
Available credit facility capacity	$433	$96	$97	$240

During 2009, IPL and WPL issued commercial paper to meet short-term financing requirements and did not borrow directly under their respective credit facilities. During 2009, the Alliant Energy parent company did not issue commercial paper or borrow directly under its credit facility.

Alliant Energy's, IPL's and WPL's credit facility agreements each contain a covenant that requires the entities to maintain certain debt-to-capital ratios. The debt-to-capital ratios required in order to borrow under the credit facilities, and the actual debt-to-capital ratios at Dec. 31, 2009 were as follows:

	Requirement	Status at Dec. 31, 2009
Alliant Energy	Less than 65%	47%
IPL	Less than 58%	47%
WPL	Less than 58%	47%

The debt component of the capital ratios includes long- and short-term debt (excluding non-recourse debt and hybrid securities to the extent such hybrid securities do not exceed 15% of consolidated capital of the borrower), capital lease obligations, letters of credit, guarantees of the foregoing and new synthetic leases. The equity component excludes accumulated other comprehensive income (loss).

Alliant Energy's, IPL's and WPL's credit facility agreements each contain negative pledge provisions, which generally prohibit placing liens on any of the property of Alliant Energy or its subsidiaries with certain exceptions. Exceptions include among others, securing obligations of up to 5% of the consolidated assets of the borrower, non-recourse project financing and purchase money liens.

The credit facility agreements each contain provisions that require, during their term, any proceeds from asset sales, with certain exclusions, in excess of 20% of Alliant Energy's, IPL's and WPL's respective consolidated assets to be used to reduce commitments under their respective facilities. Exclusions include, among others, certain sale and lease-back transactions, and transmission and non-regulated assets.

The credit facility agreements each contain customary events of default. In addition, Alliant Energy's credit facility agreement contains a cross-default provision that is triggered if a domestic majority-owned subsidiary of Alliant Energy incurs an event of default on debt totaling $50 million or more. If an event of default under any of the credit facility agreements occurs and is continuing, the lenders may declare any outstanding obligations under the credit facility agreements immediately due and payable and could terminate such agreements. In addition, if any order for relief is entered under bankruptcy laws with respect to Alliant Energy, IPL or WPL, then any outstanding obligations under the respective credit facility agreements would be immediately due and payable. At Dec. 31, 2009, Alliant Energy, IPL and WPL did not have any direct borrowings outstanding under their credit facility agreements. In addition, IPL's sale of accounts receivable program agreement contains a cross-default provision that is triggered if IPL or Alliant Energy incurs an event of default on debt totaling $50 million or more. If an event of default under IPL's sale of accounts receivable program agreement occurs, then the counterparty could terminate such agreement. At Dec. 31, 2009, IPL did not have any outstanding amounts under its sale of accounts receivable program. A default by a minority-owned affiliate or a foreign subsidiary would not trigger a cross-default event. A default by either Alliant Energy or Resources would not trigger a cross-default event for either IPL or WPL, nor would a default by either of IPL or WPL trigger a cross-default event for the other under their respective credit facility agreements.

A material adverse change representation is not required for borrowings under the credit facility agreements.

At Dec. 31, 2009, Alliant Energy, IPL and WPL were in compliance with all covenants and other provisions of the credit facility agreements.

Refer to Note 8(a) of the "Notes to Consolidated Financial Statements" for additional information on short-term debt.

Long-term Debt - In 2009 and 2008, significant issuances of long-term debt were as follows (dollars in millions):

Company	Principal Amount	Type	Interest Rate	Due Date	Use of Proceeds
2009					
Alliant Energy	$250.0	Senior notes	4%	Oct-2014	Repay a short-term loan used for the repurchase of the Exchangeable Senior Notes due 2030 and general corporate purposes
IPL	$300.0	Senior debentures	6.25%	Jul-2039	Repay short-term debt, invest in short-term assets and redeem at maturity its $135 million 6.625% senior debentures
WPL	$250.0	Debentures	5%	Jul-2019	Repay short-term debt and invest in short-term assets
2008					
IPL	$250.0	Senior debentures	7.25%	Oct-2018	Reduce the amount of accounts receivable sold, invest in short-term assets, repay short-term debt and redeem $13.3 million of pollution control revenue bonds
WPL	$250.0	Debentures	7.6%	Oct-2038	Invest in short-term assets, repay short-term debt, and repay at maturity its $60 million 5.7% debentures

In 2009 and 2008, significant retirements of long-term debt were as follows (dollars in millions):

Company	Principal Amount	Type	Interest Rate	Original Due Date
2009				
Alliant Energy	$402.5	Exchangeable Senior Notes	2.5%	Feb-2030
IPL	$135.0	Senior debentures	6.625%	Aug-2009
2008				
Corporate Services	$75.0	Senior notes	4.55%	Oct-2008
WPL	$60.0	Debentures	5.7%	Oct-2008
IPL	$16.5	Various Pollution Control Revenue Bonds	3.6-6.25% at Dec. 31, 2007	Nov-2008 to Nov-2023

Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for additional information on long-term debt, including details of Alliant Energy's repurchase of its Exchangeable Senior Notes due 2030 in 2009.

Creditworthiness -
Credit Ratings - Access to the capital markets and the costs of obtaining external financing are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain investment-grade credit ratings. Alliant Energy's current credit ratings and outlooks are as follows:

		Standard & Poor's Ratings Services (S&P)	Moody's Investors Service (Moody's)
IPL	Corporate/issuer	BBB+	A3
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB+	A3
	Preferred stock	BBB-	Baa2
WPL	Corporate/issuer	A-	A2
	Commercial paper	A-2	P-1
	Senior unsecured long-term debt	A-	A2
	Preferred stock	BBB	Baa1
Resources	Corporate/issuer	BBB+	Not rated
Alliant Energy	Corporate/issuer	BBB+	Baa1
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB	Baa1
All Entities	Outlook	Stable	Stable

Credit ratings are not recommendations to buy or sell securities and are subject to change, and each rating should be evaluated independently of any other rating. Alliant Energy assumes no obligation to update its credit ratings.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements, including PPAs, commodity contracts and corporate guarantees that are dependent on maintaining investment-grade credit ratings. In the event of a downgrade below investment-grade level, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of the exposure, or may need to unwind the contract or pay the underlying obligation. In the event of a downgrade below investment-grade level, management believes Alliant Energy, IPL and WPL have sufficient liquidity to cover counterparty credit support or collateral requirements under these various agreements. Refer to Note 11(a) of the "Notes to Consolidated Financial Statements" for additional information on ratings triggers for commodity contracts accounted for as derivatives.

Off-Balance Sheet Arrangements -
Synthetic Leases - Alliant Energy utilizes off-balance sheet synthetic operating leases related to the financing of certain corporate headquarters and utility railcars. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Refer to Note 3(a) of the "Notes to Consolidated Financial Statements" for future minimum lease payments and residual value guarantees associated with these synthetic leases.

Special Purpose Entities - IPL uses special purpose entities for its accounts receivable sale program, which is discussed above in "Cash Flows - Operating Activities - IPL's Accounts Receivable Sale Program" and in Note 4(a) of the "Notes to Consolidated Financial Statements." Prior to Jan. 1, 2010, special purpose entities were excluded from the scope of accounting guidance for variable interest entities. Under new accounting guidance effective Jan. 1, 2010, the scope exception for special purpose entities has been eliminated. If IPL sells any of its accounts receivable in the future, the third-party financial institution that purchases IPL's receivables will require future evaluation to determine whether it qualifies as a variable interest entity and whether IPL is the primary beneficiary. Refer to Notes 1(r) and 19 of the "Notes to Consolidated Financial Statements" for further discussion of the new accounting guidance and for information regarding variable interest entities, respectively.

Guarantees and Indemnifications - Alliant Energy has guarantees and indemnifications outstanding related to its prior divestiture activities. Refer to Note 12(d) of the "Notes to Consolidated Financial Statements" for additional information.

Certain Financial Commitments -

Contractual Obligations - Alliant Energy's consolidated long-term contractual obligations as of Dec. 31, 2009 were as follows (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Operating expense purchase obligations (Note 12(b)):							
Purchased power and fuel commitments (a)	$650	$466	$341	$324	$66	$45	$1,892
Emission allowances	9	1	--	--	--	34	44
Other (b)	16	15	15	7	--	--	53
Long-term debt maturities (Note 8(b))	102	201	1	1	299	1,915	2,519
Interest - long-term debt obligations	152	141	134	134	132	1,974	2,667
Wind generation capital purchase obligations (Note 12(a))(c)	265	39	--	--	--	--	304
Operating leases (Note 3(a))	76	74	108	22	7	25	312
Capital leases (Note 3(b))	2	1	1	1	1	2	8
	$1,272	$938	$600	$489	$505	$3,995	$7,799

(a) Purchased power and fuel commitments represent normal business contracts used to ensure adequate purchased power, coal and natural gas supplies and to minimize exposure to market price fluctuations.

(b) Other operating expense purchase obligations represent individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2009.

(c) In 2008, Corporate Services, as agent for IPL and WPL, entered into a master supply agreement with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. The wind generation plans are described in more detail in "Strategic Overview - Utility Generation Plans." Minimum future commitments for capital purchase obligations related to this agreement are based on currency exchange rates at Dec. 31, 2009.

At Dec. 31, 2009, Alliant Energy had $101.7 million of uncertain tax positions recorded as liabilities, which are not included in the above table. It is uncertain if, and when, such amounts may be settled with the respective taxing authorities. Related to these uncertain tax positions, Alliant Energy also recorded liabilities for potential interest of $5.0 million at Dec. 31, 2009, which are also not included in the above table.

Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for anticipated pension and other postretirement benefits funding amounts, which are not included in the above table. Refer to "Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for additional information on Alliant Energy's construction and acquisition programs. In addition, at Dec. 31, 2009, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the above table.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with commodity prices, investment prices, currency exchange rates and interest rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures. Refer to Notes 1(i) and 11 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative instruments.

Commodity Price - Alliant Energy is exposed to the impact of market fluctuations in the price and transportation costs of commodities it procures and markets. Alliant Energy employs established policies and procedures to mitigate its risks associated with these market fluctuations including the use of various commodity derivatives and contracts of various durations for the forward sale and purchase of these commodities. Specifically, IPL and WPL have entered into several commodity derivative instruments to substantially hedge their open positions related to electric supply in 2010. However, IPL and WPL still have some exposure to commodity risk as a result of changes in their forecasted electric demand, expected availability of their generating units and the limitations of WPL's Electric Risk Management Plan (ERMP) discussed below. Alliant Energy's exposure to commodity price risks in its utility business is also significantly mitigated by current rate making structures in place for recovery of its electric production fuel and purchased energy expenses (fuel-related costs) as well as its cost of natural gas purchased for resale. IPL's electric and gas tariffs and WPL's gas and wholesale electric tariffs provide for subsequent adjustments to its rates for changes in prudently incurred commodity costs. IPL's and WPL's rate

mechanisms, combined with commodity derivatives, significantly reduce commodity risk associated with their electric and gas margins.

WPL's retail electric margins have the most exposure to the impact of changes in commodity prices for Alliant Energy due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs. WPL's retail electric rates approved by the PSCW are based on forecasts of forward-looking test year periods and include estimates of future fuel-related costs per MWh anticipated during the test period. During each electric retail rate proceeding for WPL that includes fuel-related costs, the PSCW sets fuel monitoring ranges based on the forecasted fuel-related costs used to determine base rates. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges during the test period, WPL and/or other parties can request, and the PSCW can authorize, an adjustment to future retail electric rates based on changes in fuel-related costs only. The PSCW on its own, or at the request of a party to the case, including WPL, can request that the PSCW set rates subject to refund pending a review of fuel-related costs. As part of this process, the PSCW may authorize an interim fuel-related rate increase or decrease until final rates are approved. However, if an interim rate increase is granted and the final rate increase is less than the interim rate increase, WPL must refund the excess collection to retail customers with interest at the current authorized return on common equity rate. As part of WPL's 2010 retail rate case order effective Jan. 1, 2010, the PSCW approved annual forecasted fuel-related costs per MWh of $27.46 based on $378 million of variable fuel costs for WPL's 2010 test period and left unchanged the annual fuel monitoring range of plus or minus 2%.

Based on this current retail recovery mechanism, Alliant Energy has exposure to WPL's retail electric margins from increases in fuel-related costs above the forecasted fuel-related costs per MWh used to determine electric rates to the extent such increases are not recovered through prospective fuel only retail rate changes. Alliant Energy has additional commodity price risk resulting from the lag inherent in obtaining any approved retail rate relief for potential increases in fuel-related costs above the fuel monitoring ranges and the prospective nature of any retail rate relief, which precludes WPL from recovering previously under-recovered costs from ratepayers in the future. Alliant Energy is unable to determine the impact of changes in commodity prices on WPL's future retail electric margins given the uncertainty of how future fuel-related costs will correlate with the retail electric rates in place and the outcome of the proposed changes to the current retail electric fuel-related cost recovery rules in Wisconsin. Refer to "Rate Matters" for additional details of the retail rate recovery mechanism in Wisconsin for electric fuel-related costs including potential changes to WPL's electric fuel-related cost recovery mechanism.

In October 2008, the PSCW issued an order approving an ERMP for WPL that expires in December 2010. The ERMP determines hedging options for WPL's electric operations and which costs of hedging transactions can be included in fuel costs for purposes of cost recovery. The ERMP was developed with the involvement of individuals representing key customer groups as well as PSCW staff, and as proposed, included a number of new elements that would expand WPL's hedging options, including longer time horizons and greater protections for decisions made to take advantage of unusual market conditions. However, in approving the ERMP, the PSCW added a new limitation that WPL may not hedge more than a cumulative 75% of a future month's expected open position (expected electric system demand less expected generation and firm purchases) although this limitation may be waived for the month immediately preceding the future month in order to assure reliable provision of service.

Investment Price - Alliant Energy is exposed to investment price risk as a result of its investments in debt and equity securities, largely related to securities held by its pension and other postretirement benefits plans. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for details of the debt and equity securities held by its pension and other postretirement benefit plans. Refer to "Critical Accounting Policies and Estimates - Pensions and Other Postretirement Benefits" for the impact on Alliant Energy's retirement plan costs of changes in the rate of returns earned by its plan assets.

Currency Exchange Rate - Alliant Energy is exposed to risk resulting from changes in currency exchange rates as a result of Corporate Services' master supply agreement with Vestas to purchase wind turbine generator sets and related equipment. A portion of the future payments under the master supply agreement are denominated in Euros, and therefore, are subject to currency exchange risk with fluctuations in currency exchange rates. The impact of a hypothetical 10% increase in currency exchange rates on the future Euro-denominated payments under the master supply agreement would increase the anticipated purchase price of the wind turbine generator sets and related equipment as of Dec. 31, 2009 by approximately $8.5 million for Alliant Energy.

Interest Rate - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate short-term borrowings. Assuming the impact of a hypothetical 100 basis point increase in interest rates on consolidated variable-rate short-term borrowings held at Dec. 31, 2009, Alliant Energy's annual pre-tax expense would increase by approximately $1.9 million.

In addition, Alliant Energy is exposed to changes in earnings resulting from changes in interest rates as a result of balances of cash and cash equivalents that are currently invested in money market funds with yields that may fluctuate daily. Assuming the impact of a hypothetical 100 basis point increase in interest rates on Alliant Energy's money market fund investments at Dec. 31, 2009, Alliant Energy's annual interest income would increase by approximately $1.7 million. Refer to Note 1(d) of the "Notes to Consolidated Financial Statements" for additional information on Alliant Energy's investments in money market funds.

New Accounting Pronouncements - Refer to Note 1(r) of the "Notes to Consolidated Financial Statements" for discussion of new accounting pronouncements impacting Alliant Energy.

Critical Accounting Policies and Estimates - The preparation of consolidated financial statements in conformity with GAAP requires that management apply accounting policies and make estimates that affect results of operations and the amounts of assets and liabilities reported in the financial statements. Based on historical experience and various other factors, Alliant Energy believes the following accounting policies and estimates are critical to its business and the understanding of its financial results as they require critical assumptions and judgments by management. The results of these assumptions and judgments form the basis for making estimates regarding the results of operations and the amounts of assets and liabilities that are not readily apparent from other sources. Actual financial results may differ materially from these estimates. Alliant Energy's management has discussed these critical accounting policies and estimates with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for additional discussion of Alliant Energy's accounting policies and the estimates used in the preparation of the consolidated financial statements.

Contingencies - Alliant Energy makes assumptions and judgments regarding the future outcome of contingent events and records loss contingency amounts for any contingent events that are both probable and reasonably estimable based upon current available information. The amounts recorded may differ from the actual income or expense that occurs when the uncertainty is resolved. The estimates that Alliant Energy makes in accounting for contingencies, and the gains and losses that it records upon the ultimate resolution of these uncertainties, could have a significant effect on its results of operations and the amount of assets and liabilities in its financial statements. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for discussion of the cost cap included in the IUB order authorizing IPL to construct the 200 MW wind project referred to as Whispering Willow - East and management's current assessment regarding its ability to recover construction costs in excess of the cost cap. Refer to Note 12 of the "Notes to Consolidated Financial Statements" for discussion of current contingencies that may have a material impact on Alliant Energy's financial condition or results of operations.

Regulatory Assets and Liabilities - Alliant Energy's utility subsidiaries (IPL and WPL) are regulated by various federal and state regulatory agencies. As a result, they are subject to accounting guidance for regulated operations, which recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable of recovery in future customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

IPL and WPL recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Management periodically assesses whether the regulatory assets are probable of future recovery and the regulatory liabilities are probable of future obligations by considering factors such as regulatory environment changes, rate orders issued by the applicable regulatory agencies and historical decisions by applicable regulatory agencies regarding similar regulatory assets and liabilities. The assumptions and judgments used by regulatory authorities have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations and the amount of assets and liabilities in its financial statements. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of the nature and amounts of Alliant Energy's regulatory assets and liabilities as of Dec. 31, 2009 and 2008.

Long-Lived Assets - Alliant Energy's Consolidated Balance Sheet includes long-lived assets, which are not yet being recovered from its customers or may cease to be recovered from its customers as a result of regulatory decisions in the future. As a result, Alliant Energy must determine whether it will be able to generate sufficient future cash flows from such assets to ensure recovery of the carrying value of the long-lived assets. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the acquired assets or business strategy related to such assets, and significant negative industry, regulatory or economic trends. When an impairment review is deemed necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions and judgments regarding these estimated future cash flows and other factors to determine the recoverability and fair value of its long-lived assets. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for details of wind sites and wind turbine generators currently expected to be used by IPL and WPL to develop future wind projects, and IPL's Sixth Street Generating Station damaged by the severe flooding in 2008.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various judgments and assumptions and significant changes in these judgments and assumptions could have a material impact on Alliant Energy's results of operations. At Dec. 31, 2009 and 2008, unbilled revenues associated with Alliant Energy's utility operations were $169 million ($82 million at IPL and $87 million at WPL) and $186 million ($94 million at IPL and $92 million at WPL), respectively. Refer to "Results of Operations - Utility Electric Margins - Unbilled Revenue Estimates" for discussion of annual adjustments to unbilled electric revenue estimates in the second quarters of 2009, 2008 and 2007.

Pensions and Other Postretirement Benefits - Alliant Energy sponsors various defined benefit pension and other postretirement benefits plans that provide benefits to a significant portion of its employees. Accounting for these retirement plans requires the use of judgments and assumptions, which represent significant estimates. There are many judgments and assumptions involved in determining an entity's pension and other postretirement liabilities and costs each period including employee demographics (including age, life expectancies and compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future benefits costs. Judgments and assumptions are supported by historical data and reasonable projections and are reviewed annually. As of Dec. 31, 2009 (Alliant Energy's most recent measurement date), future assumptions included discount rates of 5.80% and 5.55% to calculate benefit obligations associated with Alliant Energy's defined benefit pension and other postretirement benefits plans, respectively, and an 8.25% future annual expected rate of return on plan assets. In selecting an assumed discount rate, management reviews various corporate Aa bond indices. The 8.25% annual expected rate of return is based on projected long-term equity and bond returns, maturities and asset allocations. The following table shows the impacts of changing certain key actuarial assumptions discussed above (in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
Change in Actuarial Assumption	Impact on Projected Benefit Obligation at Dec. 31, 2009	Impact on 2010 Net Periodic Benefit Costs	Impact on Projected Benefit Obligation at Dec. 31, 2009	Impact on 2010 Net Periodic Benefit Costs
1% change in discount rate	$108	$7	$26	$2
1% change in expected rate of return	--	8	--	1
1% change in medical trend rates	--	--	12	1

Refer to Notes 1(j) and 6(a) of the "Notes to Consolidated Financial Statements" for additional discussion of the accounting for pension and other postretirement benefits. Refer to "Other Future Considerations - Retirement Plan Costs" for discussion of anticipated material decreases in pension and other postretirement benefits expenses in 2010 resulting from increases in retirement plans' assets during 2009.

Income Taxes - Alliant Energy is subject to income taxes in various jurisdictions. Accounting for income taxes requires judgments and assumptions to determine an entity's income tax assets, liabilities, benefits and expenses each period. These judgments and assumptions represent significant estimates and include projections of Alliant Energy's future taxable income used to determine its ability to utilize loss and credit carryforwards prior to their expiration and the interpretation of tax laws regarding uncertain tax positions. Judgments and assumptions are supported by historical data and reasonable projections and are reviewed quarterly by management. Significant changes in these judgments and assumptions could have a material impact on Alliant Energy's financial condition and results of operations.

Federal Net Operating Loss Carryforward Utilization - Alliant Energy currently expects its Federal tax return for calendar year 2009 will include a Federal net operating loss of approximately $392 million primarily due to an estimated $427 million of bonus depreciation deductions allowed in 2009 under the ARRA. Federal net operating losses for each calendar year can be utilized to offset Federal taxable income in other years by carrying the losses back two years or forward 20 years. Alliant Energy currently expects to utilize approximately $237 million of its 2009 Federal net operating loss to offset Federal taxable income generated prior to 2009 and utilize the remaining $155 million of its 2009 Federal net operating loss to offset Federal taxable income in the future. Based on current projections of Alliant Energy's future Federal taxable income, the 2009 Federal net operating loss carryforwards are expected to be fully utilized in the Federal tax return for the calendar year 2011. Alliant Energy's Federal tax return for calendar year 2008 included a Federal net operating loss that was fully utilized to partially offset Federal taxable income in 2006 and 2007.

Federal Tax Credit Carryforward Utilization - Alliant Energy generates Federal tax credits each year primarily based on the amount of electricity generated by wind projects at IPL and WPL and the amount of its research and development activities. In addition, in prior years, Alliant Energy generated significant non-conventional source fuel credits. Federal tax credits reduce Alliant Energy's Federal income tax obligations in calendar years that Alliant Energy generates sufficient Federal taxable income to utilize the tax credits. If Alliant Energy does not generate sufficient Federal taxable income to utilize the Federal tax credits generated for that year, the Federal tax credits can be carried back and carried forward to be utilized to reduce Federal income tax obligations if sufficient Federal taxable income exists in the carry back and carry forward years. The Federal tax credits have different expiration periods with the most stringent limiting the carry forward period to 20 years. As a result of Federal net operating losses generated in 2009 and 2008 that were carried back to prior years, Federal tax credits of $65 million previously used in prior years' Federal tax returns will now be required to be carried forward to be utilized. In addition, prior year's alternative minimum tax of $10 million will also be carried forward as credits to be utilized. Federal tax credits generated in 2009 of $5 million will also be required to be carried forward to be utilized. Based on current projections of Alliant Energy's future Federal taxable income, all current Federal tax credit carry forwards with specific expiration periods are expected to be utilized by 2011.

Wisconsin Net Operating Loss Utilization - In February 2009, SB 62 was enacted. The current provisions of SB 62 make it unlikely that Alliant Energy will be able to utilize a substantial portion of its current Wisconsin net operating loss carryforwards before they expire. As a result, Alliant Energy recorded a valuation allowance for the deferred tax assets associated with its Wisconsin net operating loss carryforwards, which increased income tax expense by $6 million in 2009. At Dec. 31, 2009, Alliant Energy had deferred tax asset valuation allowances related to Wisconsin net operating loss carryforwards of $18 million.

Capital Loss Utilization - The provisions of SB 62 and WPL's recent plans to be included in Iowa consolidated returns in order to take advantage of efficiencies that will likely be available as a result of IPL and WPL sharing resources and facilities resulted in changes in expected state apportioned income tax rates. These changes in expected state apportioned income tax rates resulted in changes in the amount of deferred tax assets related to Wisconsin capital loss carryforwards and associated valuation allowances in 2009. At Dec. 31, 2009, Alliant Energy had deferred income tax asset valuation allowances related to Wisconsin capital loss carryforwards of $9 million.

Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional details regarding tax carryforwards and uncertain tax positions.

<u>Other Future Considerations</u> - In addition to items discussed earlier in MDA and in the "Notes to Consolidated Financial Statements," the following items could impact Alliant Energy's future financial condition or results of operations:

IPL's Electric Transmission Service Charges - IPL currently receives substantially all its transmission services from ITC. The annual transmission service rates that ITC charges their customers is calculated each calendar year using a FERC-approved cost of service formula rate template referred to as Attachment O. The Attachment O rate is based on ITC's projected net revenue requirement for the upcoming calendar year (i.e. the year the rates will be billed) as well as a true-up adjustment for any over-recovered or under-recovered amounts from the previous calendar year (i.e. two years prior to the year the rates will be billed). Because Attachment O is a FERC-approved formula rate, ITC can implement new rates each calendar year without filing a request with FERC. However, new rates are subject to challenge by FERC if the rates proposed by ITC are determined by FERC to be unjust or unreasonable or another mechanism is determined by FERC to be just and reasonable.

In November 2008, IPL filed a FERC 206 complaint against ITC concerning certain cost components included in ITC's 2009 proposed rates. ITC requested that the FERC 206 complaint be dismissed on the grounds that the asset sale agreement between IPL and ITC barred IPL from challenging the rate elements for a seven-year period. IPL maintains that its complaint does not take issue with the use of forward-looking data to set rates and instead is challenging how these rates were implemented. In April 2009, FERC denied IPL's FERC 206 complaint filed against ITC. FERC concluded that IPL had not presented adequate evidence that ITC's formula rate implementation produced unjust and unreasonable rates with respect to operations and maintenance and administrative and general expenses for 2009. FERC also rejected IPL's allegations that ITC had not been adequately forthcoming with information about its projected rates and true-up. In May 2009, IPL filed a request for rehearing with FERC. In June 2009, FERC granted IPL's request for rehearing; however, it is unknown when FERC will take final action on the complaint.

In October 2009, ITC filed with MISO the Attachment O rate it proposes to charge its customers in 2010 for transmission services. The proposed rate was based on ITC's net revenue requirement for 2010 as well as the impact of a true-up adjustment related to amounts that ITC under-recovered from its customers in 2008. The 2010 Attachment O rate is approximately 60% higher than the rate ITC charged IPL in 2009. Based on this proposed rate increase, Alliant Energy estimates the electric transmission service charges from ITC for 2010 will be approximately $85 million to $95 million higher than 2009. In January 2010, the IUB issued an order authorizing IPL to use $46 million of regulatory liabilities to offset the portion of the transmission service charges expected to be billed in 2010 related to ITC's 2008 true-up adjustment. IPL currently plans to file retail electric rate cases in Iowa and Minnesota in 2010 to address the recovery of the remaining expected increases in transmission services charges from ITC for 2010. Refer to "Rate Matters - Proposed Changes to Rate Recovery Mechanisms" for proposals made by IPL to each of the IUB and MPUC to implement an automatic adjustment clause for electric transmission service charges incurred by IPL to serve its utility customers. Alliant Energy is currently unable to predict the ultimate impact of ITC's proposed transmission rate increase for 2010, but believes it could have a material impact on its financial condition and results of operations in 2010.

Retirement Plan Costs - Alliant Energy's net periodic benefit costs related to its defined benefit pension and other postretirement benefits plans are currently expected to be lower in 2010 than 2009 by approximately $25 million. The decrease in expected net periodic benefit costs are primarily due to lower amortization of actuarial losses and higher expected returns on plan assets resulting from significant increases in retirement plan assets during 2009. Approximately 30% to 40% of net periodic benefit costs are allocated to capital projects each year. As a result, the decrease in net periodic benefit costs is not expected to result in a comparable decrease in other operation and maintenance expenses. In addition, the PSCW authorized WPL to defer $12 million of other operation and maintenance expenses incurred in 2009 related to the retail portion of net periodic benefit costs that exceeded levels used to determine retail rates in 2009. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for additional details of Alliant Energy's defined benefit pension and other postretirement benefits plans.

Electric Sales Projections -
<u>Economic Conditions</u> - Alliant Energy is currently expecting modest decreases in weather-normalized retail electric sales in 2010 compared to 2009 largely due to economic conditions in its service territories and reduced sales to two of IPL's industrial customers discussed below. Electric sales from industrial customers in 2010 are expected to be impacted the most as a result of the full year impacts of plant closures at various industrial customers in Alliant Energy's service territories in 2009.

Customer Owned Generation - Archer Daniels Midland (ADM), owner of wet corn milling plants in Iowa and historically one of IPL's largest industrial customers, constructed a 105 MW cogeneration facility and a 75 MW cogeneration facility in Clinton, Iowa to meet its own electric demand. ADM fully transitioned to its cogeneration facilities in the fourth quarter of 2009. Roquette America, owner of a wet corn milling plant in Iowa and one of IPL's largest industrial customers, constructed a 34 MW cogeneration facility in Keokuk, Iowa to partially meet its own electric demand. Roquette America transitioned to its cogeneration facilities in the second quarter of 2009. The transition of ADM and Roquette America to their cogeneration facilities is expected to result in a material reduction to Alliant Energy's future electric industrial sales and electric margins.

Ethanol Production - Ethanol production in the U.S. experienced growth since 2002 largely due to a mandate for ethanol usage in the Energy Policy Act of 2005 and the promotion of E85, a blend of 85% ethanol and 15% gasoline, used to fuel vehicles. Ethanol production facilities in the U.S. are concentrated in the corn-growing regions in the Midwest given corn is the primary raw material used to produce ethanol. Electricity demand from new ethanol production facilities located in Alliant Energy's utility service territories has resulted in an increase in electric sales volumes. Currently there is one ethanol plant that is under construction within IPL's service territory, which is expected to be completed in late 2010 or early 2011. Once completed, this plant may add another 46 MW of electricity demand to Alliant Energy's existing demand from ethanol plants, which is approximately 113 MW (89 MW in IPL's service territory and 24 MW in WPL's service territory) currently. A number of previously announced plants in Alliant Energy's service territories have not begun construction, which is reflective of a nationwide slowdown in the construction of ethanol production facilities. This slowdown has been caused by a number of factors including changes in the price of ethanol, a decline in the cost of gasoline, an increase in the cost of corn, tighter access to financing and escalation of construction costs to build the production facilities. Alliant Energy is currently unable to estimate the impacts ethanol production facilities in its service territories will have on its future electric sales demand and electric margins.

Government Incentives for Wind Projects - Alliant Energy's corporate strategy includes building wind projects to produce electricity to meet customer demand and renewable portfolio standards. In addition to producing electricity, these wind projects may also generate material incentives depending on when they begin commercial operation. The ARRA enacted in February 2009 provides incentives to owners of wind projects placed into service between Jan. 1, 2009 and Dec. 31, 2012. The incentives available to qualified wind projects under the ARRA include production tax credits for a 10-year period based on the electricity output generated by the wind project, an investment tax credit equal to 30% of the qualified cost basis of the wind project, or a government grant equal to 30% of the qualified cost basis of the wind project. The government grant incentive is only available for qualified wind projects that are placed into service in 2009 or 2010 and qualified wind projects that began construction in 2009 or 2010 and are placed into service by Dec. 31, 2012.

Alliant Energy's utility generation plan has three wind projects that currently qualify, or are expected to qualify, for one of these incentives based on the provisions of the ARRA. These three wind projects are IPL's Whispering Willow - East wind project (200 MW capacity) that began commercial operation in the fourth quarter of 2009, WPL's Bent Tree - Phase I wind project (200 MW capacity) that is expected to be fully commercially operational in 2011, and IPL's Whispering Willow - West wind project (100 MW capacity) that is expected to begin commercial operation in 2012 pending regulatory approval for the project. Alliant Energy continues to evaluate the three options to maximize the incentives for its wind projects. Selection of the government grant option must be made prior to the application deadline on Sep. 30, 2011. Selection of the investment tax credit option must be made prior to the due date of the Federal tax return for the calendar year the wind project begins commercial operation. Alliant Energy currently plans to recognize production tax credits for its eligible wind project until an incentive option is selected for each project. Alliant Energy currently expects to recognize production tax credits between $5 million to $10 million in 2010 for IPL's Whispering Willow - East wind project. The amount of production tax credits is dependent on the level of electricity output generated by the wind project, which is impacted by a variety of operating and economic parameters. Any incentives for IPL's and WPL's wind projects are expected to be utilized in determining customers' rates.

Maintenance Costs for Wind Projects - Wind projects require periodic maintenance to ensure reliability of operations. IPL and WPL have entered into agreements with outside vendors to provide these services for their Whispering Willow - East and Bent Tree - Phase I wind projects. Alliant Energy currently estimates approximately $7 million to $8 million of annual maintenance expenses for each of IPL's Whispering Willow - East and WPL's Bent Tree - Phase I wind projects after they begin commercial operations.

Incentive Compensation Plans - Alliant Energy's total compensation package includes an incentive compensation program, which provides substantially all of Alliant Energy's non-bargaining employees an opportunity to receive annual short-term incentive cash payments based on the achievement of specific annual operational and financial performance measures. The operational performance measures relate to diversity, safety and customer satisfaction, and the financial performance measures include utility earnings per share from continuing operations and cash flows from operations generated by IPL, WPL and Corporate Services. In addition, the total compensation program for certain key employees includes long-term incentive awards issued under an Equity Incentive Plan (EIP). Refer to Note 6(b) of the "Notes to Consolidated Financial Statements" for additional discussion of outstanding awards issued under Alliant Energy's EIP and Alliant Energy's proposed 2010 Omnibus Incentive Plan. Alliant Energy is currently unable to determine what impacts these incentive compensation plans will have on its future financial condition or results of operations.

Resources' Cedar River Railroad Bridge Grant - Resources' railroad bridge over the Cedar River was severely damaged by flooding in 2008. Resources' reconstruction of the bridge was completed in July 2009. Costs incurred by Resources for clean up and reconstruction of the bridge due to the flood damage were $9 million. In May 2009, Resources was notified that it was awarded a $7 million grant from the Federal Railroad Administration (FRA), which will cover the majority of the cost to replace the bridge. Resources is currently unable to determine when it will receive the $7 million from the FRA. Any grant amounts received by Resources will primarily be used to reduce property, plant and equipment and therefore will not have a material impact on Alliant Energy's results of operations.

Resources' Interchange Project Grant Application - In 2009, Resources, along with the Iowa Department of Transportation, applied for a $7 million grant made available through the ARRA. This grant is specific to the transportation industry and is available through the Transportation Investment Generating Economic Recovery Discretionary Grant process. Any grant amounts received by Resources will be used to cover a majority of the engineering, procurement and construction costs for the addition of two rail spurs in Iowa. Resources is currently unable to determine whether it will be awarded the $7 million grant funds. Any grant amounts received by Resources will be used to reduce property, plant and equipment and therefore will not have a material impact on Alliant Energy's results of operations.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy Corporation and subsidiaries (Alliant Energy) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Alliant Energy's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's management assessed the effectiveness of Alliant Energy's internal control over financial reporting as of December 31, 2009 using the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Alliant Energy's management concluded that, as of December 31, 2009, Alliant Energy's internal control over financial reporting was effective.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has audited Alliant Energy's internal control over financial reporting. That report is set forth immediately prior to the report of Deloitte & Touche LLP on the financial statements included herein.



William D. Harvey
Chairman, President and Chief Executive Officer



Patricia L. Kampling
Executive Vice President-Chief Financial Officer and Treasurer



Thomas L. Hanson
Vice President-Controller and Chief Accounting Officer

February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the internal control over financial reporting of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the accompanying consolidated balance sheets of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, common equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 26, 2010

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(dollars in millions, except per share amounts)		
Operating revenues:			
Utility:			
Electric	**$2,475.9**	$2,411.3	$2,410.8
Gas	**525.3**	710.4	630.2
Other	**92.9**	102.1	71.7
Non-regulated	**338.7**	457.9	324.9
	3,432.8	3,681.7	3,437.6
Operating expenses:			
Utility:			
Electric production fuel and energy purchases	**891.4**	843.1	822.8
Purchased electric capacity	**281.1**	285.7	298.9
Electric transmission service	**225.4**	182.2	92.8
Cost of gas sold	**347.9**	519.6	441.1
Other operation and maintenance	**599.7**	620.4	595.4
Non-regulated operation and maintenance	**314.3**	397.4	270.9
Depreciation and amortization	**275.6**	241.9	262.7
Taxes other than income taxes	**100.2**	102.8	108.7
	3,035.6	3,193.1	2,893.3
Gain on sale of IPL's electric transmission assets	**-**	-	218.8
Operating income	**397.2**	488.6	763.1
Interest expense and other:			
Interest expense	**154.9**	125.8	116.7
Loss on early extinguishment of debt	**203.0**	-	-
Equity income from unconsolidated investments, net	**(36.6)**	(33.2)	(29.3)
Allowance for funds used during construction	**(39.7)**	(24.7)	(7.8)
Interest income and other	**(4.6)**	(18.2)	(15.7)
	277.0	49.7	63.9
Income from continuing operations before income taxes	**120.2**	438.9	699.2
Income tax expense (benefit)	**(9.2)**	140.2	255.8
Income from continuing operations, net of tax	**129.4**	298.7	443.4
Income from discontinued operations, net of tax	**0.3**	8.0	0.6
Net income	**129.7**	306.7	444.0
Preferred dividend requirements of subsidiaries	**18.7**	18.7	18.7
Net income attributable to Alliant Energy common shareowners	**$111.0**	$288.0	$425.3
Weighted average number of common shares outstanding (basic) (000s)	**110,268**	110,170	112,284
Earnings per weighted average common share attributable to Alliant Energy common shareowners (basic):			
Income from continuing operations, net of tax	**$1.01**	$2.54	$3.78
Income from discontinued operations, net of tax	**-**	0.07	0.01
Net income	**$1.01**	$2.61	$3.79
Weighted average number of common shares outstanding (diluted) (000s)	**110,352**	110,308	112,521
Earnings per weighted average common share attributable to Alliant Energy common shareowners (diluted):			
Income from continuing operations, net of tax	**$1.01**	$2.54	$3.77
Income from discontinued operations, net of tax	**-**	0.07	0.01
Net income	**$1.01**	$2.61	$3.78
Amounts attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax	**$110.7**	$280.0	$424.7
Income from discontinued operations, net of tax	**0.3**	8.0	0.6
Net income	**$111.0**	$288.0	$425.3
Dividends declared per common share	**$1.50**	$1.40	$1.27

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2009	2008
	(in millions)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$7,037.7**	$6,018.8
Gas plant in service	**798.1**	761.6
Other plant in service	**522.0**	481.0
Accumulated depreciation (accum. depr.)	**(2,909.5)**	(2,766.2)
Net plant	**5,448.3**	4,495.2
Construction work in progress:		
Whispering Willow - East wind project (Interstate Power and Light Company)	**-**	189.4
Bent Tree - Phase I wind project (Wisconsin Power and Light Company)	**165.5**	-
Other	**238.5**	294.2
Other, less accum. depr. of $5.8 and $5.5	**67.3**	22.4
Total utility	**5,919.6**	5,001.2
Non-regulated and other:		
Non-regulated Generation, less accum. depr. of $36.2 and $51.2	**133.1**	230.1
Alliant Energy Corporate Services, Inc. and other, less accum. depr. of $160.4 and $157.9	**150.3**	122.2
Total non-regulated and other	**283.4**	352.3
	6,203.0	5,353.5
Current assets:		
Cash and cash equivalents	**175.3**	346.9
Accounts receivable:		
Customer, less allowance for doubtful accounts of $5.5 and $7.0	**247.3**	233.9
Unbilled utility revenues	**169.0**	186.2
Other, less allowance for doubtful accounts of $0.6 and $0.2	**86.0**	138.6
Income tax refunds receivable	**170.0**	67.7
Production fuel, at weighted average cost	**140.2**	111.7
Materials and supplies, at weighted average cost	**53.8**	55.8
Gas stored underground, at weighted average cost	**44.8**	75.0
Regulatory assets	**154.4**	101.6
Derivative assets	**23.8**	18.1
Other	**112.7**	110.1
	1,377.3	1,445.6
Investments:		
Investment in American Transmission Company LLC	**218.6**	195.1
Other	**62.9**	60.9
	281.5	256.0
Other assets:		
Regulatory assets	**999.3**	933.1
Deferred charges and other	**174.9**	213.3
	1,174.2	1,146.4
Total assets	**$9,036.0**	$8,201.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2009	2008
	(in millions, except per share and share amounts)	
Capitalization:		
Alliant Energy Corporation common equity:		
Common stock - $0.01 par value - 240,000,000 shares authorized; 110,656,498 and 110,449,099 shares outstanding	**$1.1**	$1.1
Additional paid-in capital	**1,499.1**	1,494.9
Retained earnings	**1,281.7**	1,336.2
Accumulated other comprehensive loss	**(1.4)**	(1.4)
Shares in deferred compensation trust - 262,161 and 238,241 shares at a weighted average cost of $30.25 and $30.79 per share	**(7.9)**	(7.3)
Total Alliant Energy Corporation common equity	**2,772.6**	2,823.5
Cumulative preferred stock of Interstate Power and Light Company	**183.8**	183.8
Noncontrolling interest	**2.1**	2.1
Total equity	**2,958.5**	3,009.4
Cumulative preferred stock of Wisconsin Power and Light Company	**60.0**	60.0
Long-term debt, net (excluding current portion)	**2,404.5**	1,748.3
	5,423.0	4,817.7
Current liabilities:		
Current maturities of long-term debt	**101.5**	136.4
Commercial paper	**190.0**	86.1
Accounts payable	**332.2**	425.1
Regulatory liabilities	**102.7**	101.9
Accrued taxes	**78.3**	52.5
Derivative liabilities	**100.5**	78.6
Other	**168.9**	157.6
	1,074.1	1,038.2
Other long-term liabilities and deferred credits:		
Deferred income taxes	**1,186.4**	971.2
Regulatory liabilities	**734.1**	637.9
Pension and other benefit obligations	**323.9**	513.9
Other	**294.5**	222.6
	2,538.9	2,345.6
Commitments and contingencies (Note 12)		
Total capitalization and liabilities	**$9,036.0**	$8,201.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Cash flows from operating activities:			
Net income	**$129.7**	$306.7	$444.0
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**275.6**	241.9	262.7
Other amortizations	**42.1**	44.5	47.3
Deferred tax expense and investment tax credits	**94.3**	73.5	99.7
Loss on early extinguishment of debt	**203.0**	-	-
Equity income from unconsolidated investments, net	**(36.6)**	(33.2)	(29.3)
Distributions from equity method investments	**29.9**	27.8	21.8
Equity component of allowance for funds used during construction	**(28.2)**	(17.2)	(2.0)
Gains on dispositions of assets, net	**(0.9)**	(0.5)	(236.9)
Other	**15.6**	16.6	6.1
Other changes in assets and liabilities:			
Accounts receivable	**73.5**	(140.4)	30.0
Sale of accounts receivable	**(25.0)**	(75.0)	(25.0)
Income tax refunds receivable	**(102.3)**	(54.2)	3.2
Production fuel	**(28.5)**	(19.5)	(19.0)
Gas stored underground	**30.2**	(4.5)	(6.6)
Regulatory assets	**(163.9)**	(507.6)	129.3
Prepaid gas costs	**22.7**	(16.8)	(0.9)
Prepaid pension costs	**-**	65.5	(43.0)
Current deferred tax assets	**(19.8)**	(25.8)	33.1
Derivative assets	**(3.4)**	8.4	(27.9)
Accounts payable	**(37.6)**	19.8	31.5
Regulatory liabilities	**136.7**	(11.1)	8.7
Accrued taxes	**25.8**	(22.0)	10.0
Derivative liabilities	**16.3**	77.2	(66.5)
Deferred income taxes	**118.9**	74.6	(41.6)
Non-current taxes payable	**60.7**	(15.6)	1.0
Pension and other benefit obligations	**(190.0)**	311.3	(0.9)
Other	**18.3**	13.8	(21.3)
Net cash flows from operating activities	**657.1**	338.2	607.5
Cash flows from (used for) investing activities:			
Construction and acquisition expenditures:			
Utility business	**(1,149.6)**	(842.4)	(516.0)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(53.0)**	(36.6)	(26.0)
Advances for customer energy efficiency projects	**(31.0)**	(38.3)	(49.9)
Collections of advances for customer energy efficiency projects	**63.6**	38.3	36.5
Insurance proceeds received for property damages	**37.7**	18.1	-
Proceeds from asset sales	**4.9**	12.9	900.8
Purchases of emission allowances	**(1.0)**	-	(23.9)
Other	**(20.5)**	(18.1)	7.5
Net cash flows from (used for) investing activities	**(1,148.9)**	(866.1)	329.0
Cash flows from (used for) financing activities:			
Common stock dividends	**(165.5)**	(154.3)	(143.2)
Preferred dividends paid by subsidiaries	**(18.7)**	(18.7)	(18.7)
Proceeds from issuance of long-term debt	**800.2**	500.0	300.0
Payments to retire long-term debt	**(377.9)**	(154.3)	(273.2)
Net change in short-term borrowings	**103.9**	(25.2)	(67.5)
Repurchase of common stock	**(0.9)**	(1.7)	(296.8)
Proceeds from issuance of common stock	**1.0**	1.3	34.1
Other	**(21.9)**	(17.9)	8.4
Net cash flows from (used for) financing activities	**320.2**	129.2	(456.9)
Net increase (decrease) in cash and cash equivalents	**(171.6)**	(398.7)	479.6
Cash and cash equivalents at beginning of period	**346.9**	745.6	266.0
Cash and cash equivalents at end of period	**$175.3**	$346.9	$745.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Alliant Energy Common Equity
			(in millions)			
2007:						
Beginning balance (a)	$1.2	$1,743.0	$923.6	($8.7)	($7.8)	$2,651.3
Net income attributable to Alliant Energy common shareowners			425.3			425.3
Common stock dividends			(143.2)			(143.2)
Common stock repurchased	(0.1)	(296.7)				(296.8)
Adoption of accounting for uncertain tax positions (Note 5)			(0.5)			(0.5)
Common stock issued and other		37.1			(0.9)	36.2
Other comprehensive income, net of tax				8.9		8.9
Ending balance	1.1	1,483.4	1,205.2	0.2	(8.7)	2,681.2
2008:						
Net income attributable to Alliant Energy common shareowners			288.0			288.0
Common stock dividends			(154.3)			(154.3)
Adoption of new measurement date for retirement plans, net of tax of ($2.6) (Note 6(a))			(2.7)			(2.7)
Common stock issued, repurchased and other, net		11.5			1.4	12.9
Other comprehensive loss, net of tax				(1.6)		(1.6)
Ending balance	1.1	1,494.9	1,336.2	(1.4)	(7.3)	2,823.5
2009:						
Net income attributable to Alliant Energy common shareowners			**111.0**			**111.0**
Common stock dividends			**(165.5)**			**(165.5)**
Common stock issued, repurchased and other, net		**4.2**			**(0.6)**	**3.6**
Ending balance	**$1.1**	**$1,499.1**	**$1,281.7**	**($1.4)**	**($7.9)**	**$2,772.6**

(a) Accumulated other comprehensive loss at Jan. 1, 2007 consisted of ($9.8) retirement benefits compensation-related adjustments, $0.6 of net unrealized gains on securities and $0.5 of net unrealized gains on qualifying derivatives.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Net income	**$129.7**	$306.7	$444.0
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities, net of tax of $0.3, ($0.6) and $0.2	**0.5**	(1.0)	0.3
Less: reclassfication adjustment for gains (losses) included in net income, net of tax of $0.1, ($0.2) and $-	**0.1**	(0.3)	-
Net unrealized gains (losses) on securities	**0.4**	(0.7)	0.3
Pension and other postretirement benefits amortizations and reclassification to regulatory assets, net of tax of ($0.2), ($0.6) and $6.8	**(0.4)**	(0.9)	9.1
Unrealized holding gains (losses) on qualifying derivatives, net of tax	**-**	-	-
Less: reclassification adjustment for gains included in net income, net of tax of $-, $- and $0.3	**-**	-	0.5
Net unrealized losses on qualifying derivatives	**-**	-	(0.5)
Total other comprehensive income (loss)	**-**	(1.6)	8.9
Comprehensive income	**129.7**	305.1	452.9
Preferred dividend requirements of subsidiaries	**(18.7)**	(18.7)	(18.7)
Comprehensive income attributable to Alliant Energy common shareowners	**$111.0**	$286.4	$434.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

Description of Business - The consolidated financial statements include the accounts of Alliant Energy Corporation (Alliant Energy) and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are Interstate Power and Light Company (IPL), Wisconsin Power and Light Company (WPL), Alliant Energy Resources, LLC (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services).

IPL and WPL are utility subsidiaries that are engaged principally in the generation and distribution of electric energy and the distribution and transportation of natural gas in Iowa, Wisconsin and Minnesota. IPL is also engaged in the generation and distribution of steam for certain customers in Cedar Rapids, Iowa. Refer to Notes 1(e), 17 and 22 for discussion of IPL's steam plant in service that was impacted by the severe flooding in downtown Cedar Rapids, Iowa in June 2008, Alliant Energy's utility operations in Illinois sold in February 2007 and IPL's electric transmission assets sold in December 2007, respectively.

Resources is comprised of RMT (including WindConnect®), Non-regulated Generation, Transportation and other non-regulated investments. RMT provides renewable energy services and environmental consulting and engineering services to industrial and commercial clients nationwide. Non-regulated Generation owns the 300 megawatt (MW), simple-cycle, natural gas-fired Sheboygan Falls Energy Facility near Sheboygan Falls, Wisconsin, which is leased to WPL for an initial period of 20 years ending in 2025. Also included in Non-regulated Generation is Industrial Energy Applications, Inc. (IEA), which provides on-site energy services with small standby generators. Transportation includes a short-line railway that provides freight service between Cedar Rapids, Iowa and Iowa City, Iowa; barge terminal and hauling services on the Mississippi River; and other transfer and storage services.

Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries.

Basis of Presentation - The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis and Alliant Energy's proportionate shares of jointly owned utility facilities. Unconsolidated investments, which Alliant Energy does not control, but does have the ability to exercise significant influence over operating and financial policies (generally, 20% to 50% voting interest), are accounted for under the equity method of accounting. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Alliant Energy did not reflect any variable interest entities on a consolidated basis in the consolidated financial statements. Refer to Notes 9(a) and 19 for further discussion of equity method investments and variable interest entities, respectively.

All significant intercompany balances and transactions, other than certain energy-related transactions affecting IPL and WPL, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated include costs that are recoverable from customers through rate making processes. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S.) (GAAP), which give recognition to the rate making and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction. Certain prior period amounts have been reclassified on a basis consistent with the current period financial statement presentation. Unless otherwise noted, the notes herein have been revised to exclude discontinued operations for all periods presented.

Use of Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Regulatory Assets and Liabilities - Alliant Energy, IPL and WPL are subject to regulation by FERC and various state regulatory commissions. As a result, Alliant Energy, IPL and WPL are subject to GAAP provisions for regulated operations, which provide that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are generally recognized in the Consolidated Statements of Income at the time they are reflected in rates.

Regulatory Assets - At Dec. 31, regulatory assets were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Pension and other postretirement benefits (Note 6(a))	**$466.4**	$577.6	**$244.1**	$310.8	**$222.3**	$266.8
Tax-related (Notes 1(c) and 5)	**322.7**	123.2	**310.9**	112.6	**11.8**	10.6
Derivatives (Note 11(a))	**116.3**	95.9	**51.2**	82.9	**65.1**	13.0
Asset retirement obligations (Note 18)	**47.1**	44.0	**32.4**	30.6	**14.7**	13.4
Environmental-related (Note 12(e))	**40.6**	41.9	**34.1**	33.8	**6.5**	8.1
Proposed base-load projects	**37.0**	65.8	**24.3**	30.2	**12.7**	35.6
Proposed clean air compliance projects	**19.3**	20.7	**9.0**	12.5	**10.3**	8.2
Debt redemption costs (Note 1(r))	**18.8**	20.3	**11.1**	12.1	**7.7**	8.2
WPL's benefits costs	**12.0**	--	**--**	--	**12.0**	--
IPL's flood-related costs	**8.0**	--	**8.0**	--	**--**	--
WPL's Midwest Independent Transmission System Operator (MISO)-related costs	**5.0**	10.0	**--**	--	**5.0**	10.0
Other	**60.5**	35.3	**18.7**	8.8	**41.8**	26.5
	$1,153.7	$1,034.7	**$743.8**	$634.3	**$409.9**	$400.4

A portion of the regulatory assets in the above table are not earning a return. These regulatory assets are expected to be recovered from customers in future rates, however the carrying costs of these assets are borne by Alliant Energy's shareowners. At Dec. 31, 2009, IPL and WPL had $62 million and $25 million, respectively, of regulatory assets representing past expenditures that were not earning a return. IPL's regulatory assets that were not earning a return consisted primarily of costs for proposed base-load and clean air compliance projects, debt redemption costs and flood-related costs. WPL's regulatory assets that were not earning a return consisted primarily of debt redemption costs, the wholesale portion of costs for proposed base-load and clean air compliance projects and the retail portion of under collected natural gas costs. All other regulatory assets reported in the above table either earn a return or the cash has not yet been expended, in which case the assets are offset by liabilities that also do not incur a carrying cost.

Pension and other postretirement benefits - The Iowa Utilities Board (IUB) and Public Service Commission of Wisconsin (PSCW) have authorized IPL and WPL, respectively, to record the retail portion of their previously unrecognized net actuarial gains and losses, prior service costs and credits, and transition assets and obligations as regulatory assets in lieu of accumulated other comprehensive loss on the Consolidated Balance Sheets. IPL and WPL also recognize the wholesale portion of their previously unrecognized net actuarial gains and losses, prior service costs and credits and transition assets and obligations as regulatory assets on the Consolidated Balance Sheets because these costs are expected to be recovered in rates in future periods under the formula rate structure implemented in 2007. These regulatory assets will be increased or decreased as the net actuarial gains or losses, prior service costs or credits, and transition assets or obligations are subsequently amortized and recognized as a component of net periodic benefit costs.

Tax-related - IPL and WPL record regulatory assets for certain temporary differences (primarily related to utility property, plant and equipment at IPL) that result in a decrease in current rates charged to customers and an increase in future rates charged to customers based on the timing of income tax expense that is used to determine such rates. These temporary differences include the impact of accelerated tax depreciation, which contributes to lower income tax expense during the first part of an asset's useful life and higher tax expense during the last part of an asset's useful life. These regulatory assets will be recovered from customers in the future when these temporary differences reverse resulting in additional income tax expense used to determine customers' rates. Refer to Note 5 for discussion of a change in the tax methods for accounting for repairs expenditures and allocating flood insurance proceeds, which resulted in a material increase in regulatory assets on the Consolidated Balance Sheets during 2009.

Derivatives - IPL and WPL generally record unrealized losses from their derivative instruments with offsets to regulatory assets based on their fuel and natural gas cost recovery mechanisms, which allow prudently incurred costs from derivative instruments to be recovered from customers in the future when any losses are realized.

Asset retirement obligations - Alliant Energy believes it is probable that any differences between expenses accrued for legal asset retirement obligations related to its regulated operations and expenses recovered currently in rates will be recoverable in future rates, and is deferring the differences as regulatory assets.

Environmental-related - The IUB has permitted utilities to recover prudently incurred costs by allowing a representative level of manufactured gas plants (MGP) costs in retail gas rate cases. Under the current rate making treatment approved by the PSCW, the MGP expenditures of WPL are deferred and collected from retail gas customers over a five-year period after new rates are implemented. The Minnesota Public Utilities Commission (MPUC) also allows the deferral of MGP-related costs applicable to the Minnesota sites and IPL has been successful in obtaining approval to recover such costs in retail gas rates in Minnesota. Regulatory assets have been recorded by IPL and WPL, which reflect the probable future rate recovery of MGP expenditures.

Proposed base-load projects

IPL's base-load project - In March 2009, IPL announced a decision to cancel the construction of the proposed 630 MW coal-fired electric generating facility in Marshalltown, Iowa referred to as Sutherland #4. Costs included in the above table as of Dec. 31, 2009 and 2008 include the remaining Iowa retail portion of costs related to this project. In addition, costs included in the above table as of Dec. 31, 2008 include the remaining Minnesota retail portion of costs related to this project.

Iowa retail - In January 2010, IPL received approval from the IUB to recover $26 million of the Sutherland #4 costs from its retail customers in Iowa by amortizing the costs over a five-year period ending September 2014 and offsetting the amortization of these costs with an equal reduction of the regulatory liability resulting from the sale of the Duane Arnold Energy Center (DAEC). The IUB also determined that IPL should not include the unamortized balance of these Sutherland #4 costs in rate base during the five-year recovery period.

Minnesota retail - In November 2009, the MPUC issued a decision denying IPL's request to defer the Minnesota retail portion of the Sutherland #4 costs as of Dec. 31, 2008 in the above table. As a result of this MPUC decision, Alliant Energy recorded a pre-tax regulatory-related charge of $2 million in "Other operation and maintenance" in the Consolidated Statement of Income in 2009.

Refer to Note 12(g) for discussion of a settlement agreement entered into in the fourth quarter of 2009 related to a request from the joint partners for reimbursement of their portion of the Sutherland #4 costs.

WPL's base-load project - In December 2008, the PSCW issued an order denying WPL's application to construct a 300 MW coal-fired electric generating facility in Cassville, Wisconsin referred to as Nelson Dewey #3. Costs included in the above table reflect the remaining retail and wholesale portions of costs related to this project.

Retail portion - In December 2008, WPL received approval from the PSCW to recover $4 million from its retail customers during calendar year 2009 for a portion of the costs incurred through December 2007. In December 2009, WPL received approval from the PSCW to recover an additional $11 million of project costs from its retail customers over a five-year period ending December 2014. In December 2009, the PSCW also denied WPL recovery of the remaining project costs, which represent all project costs incurred by WPL after June 2008 and one-half of the pre-construction project costs incurred by WPL prior to July 2008. As a result of this PSCW order, Alliant Energy recorded a pre-tax regulatory-related charge of $11 million in "Other operation and maintenance" in the Consolidated Statement of Income in 2009.

Wholesale portion - In April 2009, WPL executed an agreement with its wholesale customers to recover $4 million of the wholesale portion of the capitalized expenditures for the Nelson Dewey #3 project that were incurred by WPL through December 2008. The agreement allows WPL to recover the $4 million of capitalized expenditures from its wholesale customers over a 12-month period ending May 2010. As a result of this agreement, Alliant Energy recorded a pre-tax regulatory-related charge of $4 million in "Other operation and maintenance" in the Consolidated Statement of Income in 2008.

Proposed Clean Air Compliance Program (CACP) projects - CACP projects require material expenditures for activities related to determining the feasibility of environmental compliance projects under consideration. These expenditures commonly called preliminary survey and investigation charges are generally recorded as regulatory assets on the Consolidated Balance Sheets in accordance with FERC regulations. In Iowa, no specific retail authorization is required before charging these costs to regulatory asset accounts. In Wisconsin, the retail portion of these amounts is expensed immediately unless otherwise authorized by the PSCW. However, since these amounts are material for WPL's CACP projects, WPL requested and received deferral accounting approval to record the retail portion of these costs as regulatory assets on the Consolidated Balance Sheets.

For IPL, amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or allowance for funds used during construction (AFUDC). Upon regulatory approval of the projects, all such amounts included as preliminary survey and investigation charges are transferred to construction work in progress (CWIP) and begin to accrue AFUDC.

For WPL, the wholesale portion of amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or AFUDC. WPL's retail portion of deferred preliminary survey and investigation charges (commonly referred to as pre-certification expenditures) and construction expenditures incurred prior to project approval that are recorded in regulatory assets include accrual of carrying costs as prescribed in the approved deferral order. Upon regulatory approval of the project, the wholesale portion of deferred preliminary survey and investigation charges as well as all pre-construction expenditures are transferred to CWIP and begin to accrue AFUDC. The retail portion of deferred preliminary survey and investigation charges or pre-certification expenditures remain as regulatory assets until they are approved for inclusion in revenue requirements and amortized to expense. In December 2009, WPL received approval from the PSCW to recover $4 million from its retail customers over a three-year period ending December 2012 for a portion of the pre-certification expenditures incurred through December 2008.

Alliant Energy anticipates that all remaining costs for proposed clean air compliance projects are probable of recovery from future rates charged to customers. The recovery period for these remaining costs will generally be determined by regulators in future rate proceedings.

Debt redemption costs - For debt retired early with no subsequent re-issuance, IPL and WPL defer any unamortized debt issuance costs and discounts as regulatory assets. These regulatory assets are amortized over the remaining original life of the debt retired early. Losses resulting from the refinancing of debt by IPL and WPL are deferred as regulatory assets and amortized over the life of the new debt issued.

WPL benefits costs - In December 2008, WPL received approval from the PSCW to defer the retail portion of pension and other benefit costs charged to other operation and maintenance expenses during 2009 in excess of $4 million. WPL's retail portion of pension and other benefit costs expensed during 2009 were $16 million resulting in the recognition of a regulatory asset of $12 million for the deferred portion of these costs. In December 2009, WPL received approval from the PSCW to recover the deferred costs over a five-year period ending December 2014.

IPL flood-related costs - In January 2010, IPL received approval from the IUB to recover $8 million from its retail customers in Iowa over a four-year period ending December 2013 related to costs incurred in 2008 as a result of severe flooding in IPL's service territory. These costs included $4 million of operations and maintenance expenses and $4 million of charges for leasing temporary generating capacity. Based on information presented during the rate proceeding in 2009 and the order received in January 2010, Alliant Energy recorded pre-tax regulatory-related credits of $4 million in "Other operation and maintenance" and $4 million in "Purchased electric capacity" in the Consolidated Statement of Income in 2009.

WPL MISO-related costs - In August 2007, the PSCW issued an order requiring WPL to discontinue, effective Dec. 31, 2007, the deferral of the retail portion of certain costs incurred by WPL to participate in the MISO market. WPL incurred $10 million of deferred retail costs prior to 2008 to participate in the MISO market that were recognized in regulatory assets on the Consolidated Balance Sheets. In December 2008, WPL received approval from the PSCW to recover the $10 million of deferred retail costs over a two-year period ending December 2010. MISO costs incurred after Dec. 31, 2007 are subject to recovery through WPL's retail electric fuel-related cost recovery mechanism.

Other - Alliant Energy assesses whether IPL's and WPL's regulatory assets are probable of future recovery by considering factors such as applicable regulations, recent orders by the applicable regulatory agencies, historical treatment of similar costs by the applicable regulatory agencies and regulatory environment changes. Based on these assessments, Alliant Energy believes the regulatory assets recognized as of Dec. 31, 2009 in the above table are probable of future recovery. However, no assurance can be made that IPL and WPL will recover all of these regulatory assets in future rates. If future recovery of a regulatory asset ceases to be probable, the regulatory asset will be charged to expense in the period in which future recovery ceases to be probable.

Regulatory Liabilities - At Dec. 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Cost of removal obligations	**$402.9**	$408.5	**$259.9**	$257.9	**$143.0**	$150.6
Tax-related (Notes 1(c) and 5)	**178.5**	16.9	**166.3**	4.9	**12.2**	12.0
IPL electric transmission assets sale	**83.6**	90.8	**83.6**	90.8	**--**	--
Emission allowances (Note 15)	**53.4**	64.4	**47.2**	57.1	**6.2**	7.3
IPL DAEC sale	**47.0**	65.3	**47.0**	65.3	**--**	--
Commodity cost recovery (Notes 1(h) and 2)	**26.2**	71.1	**22.0**	32.9	**4.2**	38.2
Derivatives (Note 11(a))	**25.4**	10.5	**13.2**	1.6	**12.2**	8.9
Other	**19.8**	12.3	**5.5**	4.3	**14.3**	8.0
	$836.8	$739.8	**$644.7**	$514.8	**$192.1**	$225.0

Regulatory liabilities related to cost of removal obligations, to the extent expensed through depreciation rates, reduce rate base. A significant portion of the remaining regulatory liabilities are not used to reduce rate base in the revenue requirement calculations utilized in IPL's and WPL's respective rate proceedings.

Cost of removal obligations - Alliant Energy collects in rates future removal costs for many assets that do not have an associated legal asset retirement obligation. Alliant Energy records a regulatory liability for the estimated amounts it has collected in rates for these future removal costs less amounts spent on removal activities.

Tax-related - Refer to Note 5 for discussion of a change in the tax methods for accounting for repairs expenditures and allocating flood insurance proceeds, which resulted in a material increase in regulatory liabilities on the Consolidated Balance Sheets during 2009.

IPL electric transmission assets sale - In December 2007, IPL completed the sale of its electric transmission assets to ITC Midwest LLC (ITC) and recognized a gain based on the terms of the agreement. Upon closing of the sale, IPL established a regulatory liability of $89 million pursuant to conditions established by the IUB when it allowed the transaction to proceed. The regulatory liability represented the present value of IPL's obligation to refund to its customers payments beginning in the year IPL's customers experience an increase in rates related to the transmission charges assessed by ITC.

In June 2009, the IUB issued an order authorizing IPL to use a portion of this regulatory liability to reduce Iowa retail electric customers' rates by $12 million for the period from July 2009 through February 2010 with billing credits included in the monthly energy adjustment clause. As of Dec. 31, 2009, IPL refunded $8 million to its Iowa retail electric customers. In January 2010, the IUB issued an order authorizing IPL to use $46 million of this regulatory liability to offset electric transmission costs expected to be billed to IPL by ITC in 2010 related to ITC's 2008 transmission revenue adjustment. Refunds related to the remaining balance of this regulatory liability are expected to be determined in future rate proceedings. Refer to Note 22 for additional information regarding the electric transmission assets sale.

Emission allowances - IPL and WPL have entered into various transactions for the purchase and sale or non-monetary exchange of sulfur dioxide (SO2) and nitrogen oxide (NOx) emission allowances. The emission allowances acquired in these transactions were recorded as intangible assets. The value received from these transactions was recorded as regulatory liabilities given the emission allowances relinquished had a zero-cost basis. The amortization of these intangible assets and regulatory liabilities are equal and offsetting and based on the amount of the emission allowances acquired that were utilized each reporting period.

IPL DAEC sale - In January 2006, IPL completed the sale of its 70% ownership interest in DAEC and recognized a regulatory liability of approximately $59 million from the transaction based on the terms of the sale agreement. Pursuant to the IUB order approving the DAEC sale, the gain resulting from the sale was used to establish a regulatory liability. In 2009, IPL received $12 million as part of a settlement of a claim filed against the U.S. Department of Energy (DOE) in 2004 for recovery of damages due to the DOE's delay in accepting spent nuclear fuel produced at DAEC. IPL recognized the $12 million received from the settlement as an increase to the regulatory liability established with the sale of DAEC. The regulatory liability accrues interest at the monthly average U.S. Treasury rate for three-year maturities.

In September 2009, the IUB authorized IPL to utilize this regulatory liability to offset AFUDC for investments in new generation in Iowa. In 2009, IPL recognized a $29 million reduction in this regulatory liability with an offsetting reduction in electric plant in service related to the cumulative AFUDC recognized for the Whispering Willow - East wind project. In January 2010, IPL received approval from the IUB to utilize $26 million of this regulatory liability to offset the amortization of costs incurred for the Sutherland #4 project over a five-year period ending September 2014.

Commodity cost recovery - The wholesale electric rates and retail gas rates of IPL and WPL as well as the retail electric rates of IPL provide for subsequent adjustments to rates for changes in prudently incurred commodity costs used to serve customers. The cumulative under/over collection of these commodity costs are recorded as regulatory assets/liabilities until they are automatically reflected in future billings to customers. Refer to Note 2 for discussion of certain rate refund reserves recorded as regulatory liabilities on the Consolidated Balance Sheets related to the commodity cost recovery mechanism used to determine WPL's retail electric rates.

Derivatives - IPL and WPL generally record unrealized gains from their derivative instruments with offsets to regulatory liabilities based on their fuel and natural gas cost recovery mechanisms, which require gains from derivative instruments to be refunded to customers in the future when any gains are realized.

(c) Income Taxes - Alliant Energy follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred income tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred income taxes are recorded using currently enacted tax rates. Changes in deferred income tax assets and liabilities associated with certain property-related basis differences at IPL are accounted for differently than other subsidiaries of Alliant Energy as a result of rate making practices in Iowa. Deferred tax expense (benefit) is not recorded by IPL for certain temporary differences (primarily related to utility property, plant and equipment at IPL) because retail rates in Iowa only reflect the impact of current tax expense (benefit). As IPL's deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through retail rates. Accordingly, IPL has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(b). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991.

Alliant Energy recognizes positions taken, or expected to be taken, in income tax returns that are more-likely-than-not to be realized, assuming that the position will be examined by tax authorities with full knowledge of all relevant information. If it is more-likely-than-not that a tax position, or some portion thereof, will not be sustained, the related tax benefits are not recognized in the financial statements. For the majority of uncertain tax positions, the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. Uncertain tax positions may result in an increase in income taxes payable, a reduction of income tax refunds receivable or changes in deferred taxes. Also, when uncertainty about the deductibility of an amount is limited to the timing of such deductibility, the increase in taxes payable (or reduction in tax refunds receivable) is accompanied by a decrease in deferred tax liabilities. Alliant Energy recognizes current taxes payable related to uncertain tax positions in "Accrued taxes" and non-current taxes payable related to uncertain tax positions in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets. Alliant Energy recognizes net interest and penalties related to uncertain tax positions in "Income tax expense (benefit)" in the Consolidated Statements of Income. Refer to Note 5 for further discussion of uncertain tax positions.

Alliant Energy defers investment tax credits and amortizes the credits to income over the average lives of the related property. Other tax credits for Alliant Energy reduce income tax expense in the year claimed.

Alliant Energy has elected the alternative transition method to calculate its beginning pool of excess tax benefits available to absorb any tax deficiencies associated with recognition of share-based payment awards.

(d) Cash and Cash Equivalents - Cash and cash equivalents include short-term liquid investments that have original maturities of less than 90 days. At Dec. 31, 2009 and 2008, the majority of Alliant Energy's cash and cash equivalents were invested in money market funds providing daily liquidity. The yield on these funds can fluctuate daily. Information on cash and cash equivalents at Dec. 31 was as follows (dollars in millions):

	2009	2008
Total cash and cash equivalents	**$175**	$347
Money market fund investments	**$169**	$339
Interest rates on money market fund investments	**0.09 - 0.11%**	1.43 - 1.83%

(e) Utility Property, Plant and Equipment -

General - Utility plant in service (other than acquisition adjustments) is recorded at the original cost of construction, which includes material, labor, contractor services, AFUDC and allocable overheads, such as supervision, engineering, benefits, certain taxes and transportation. At Dec. 31, 2009 and 2008, IPL had $13.5 million and $14.7 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($3.0 million and $3.2 million, respectively, of such balances are currently being recovered in IPL's rates). Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized. Removal costs incurred are charged to a regulatory liability.

Electric plant in service - Electric plant in service by functional category at Dec. 31 was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Generation	**$3,402.0**	$2,632.8	**$2,263.1**	$1,589.1	**$1,138.9**	$1,043.7
Distribution	**3,371.9**	3,147.3	**1,842.9**	1,745.1	**1,529.0**	1,402.2
Other	**263.8**	238.7	**205.2**	184.3	**58.6**	54.4
	$7,037.7	$6,018.8	**$4,311.2**	$3,518.5	**$2,726.5**	$2,500.3

Wind Generation Projects -

IPL's Whispering Willow Wind Project - In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa referred to as the Whispering Willow wind project. The initial 200 MW of the wind project, referred to as the Whispering Willow - East wind project, began commercial operation in 2009. Future development of the balance of the wind project will depend on numerous factors such as renewable portfolio standards, availability of wind turbines and transmission capabilities.

In February 2008, IPL received approval from the IUB to construct the initial 200 MW of the wind project. The advanced rate making principles for this project, as approved by the IUB in February 2008, included a predetermined level, or "cost cap," of $417 million for construction costs. Final construction costs for the project exceeded this cost cap. Therefore, IPL will be required to demonstrate the construction costs above the cost cap are prudent and reasonable in order to recover the additional costs in future electric rates. Alliant Energy believes the construction costs incurred for Whispering Willow - East through Dec. 31, 2009 were prudent and reasonable.

As of Dec. 31, 2009, IPL incurred construction costs of $466 million and recognized AFUDC of $29 million related to the project. The capitalized project costs of $466 million were transferred from "Construction work in progress - Whispering Willow - East wind project" to "Electric plant in service" on the Consolidated Balance Sheet in 2009. The capitalized costs for the project are being depreciated using a straight-line method of depreciation over a 25-year period. Refer to Note 1(b) for discussion of the regulatory liability established at the time of the DAEC sale, a portion of which was used in 2009 to offset the Whispering Willow - East wind project plant in service balance related to the $29 million of AFUDC recognized for this project. Refer to Note 18 for discussion of asset retirement obligations recorded in 2009 related to IPL's Whispering Willow - East wind project.

As of Dec. 31, 2009, Alliant Energy had $39 million recorded in "Other property, plant and equipment" on the Consolidated Balance Sheet related to the remaining approximately 300 MW of site capacity for IPL's Whispering Willow wind project and an initial payment to Vestas-American Wind Technology, Inc. (Vestas) for 100 MW of wind turbine generator sets and related equipment.

WPL's Bent Tree Wind Project - In March 2009, WPL acquired approximately 400 MW of wind site capacity in Freeborn County, Minnesota, referred to as the Bent Tree wind project. The initial 200 MW of the wind project is expected to begin construction in 2010. Future development of the balance of the wind project will depend on numerous factors such as renewable portfolio standards, availability of wind turbines and transmission capabilities.

In 2009, WPL received approval from the MPUC and PSCW to construct the initial 200 MW of the wind project. The capitalized costs related to this 200 MW wind project were transferred from "Other property, plant and equipment" to "Construction work in progress - Bent Tree - Phase I wind project" on the Consolidated Balance Sheet in 2009 upon receiving regulatory approval for the project. As of Dec. 31, 2009, WPL incurred costs of $162 million and recognized $3 million of AFUDC related to the 200 MW wind project. The $162 million of incurred costs includes payments to Vestas for 200 MW of wind turbine generator sets and related equipment and site acquisition costs.

As of Dec. 31, 2009, Alliant Energy's capitalized costs related to the remaining approximately 200 MW of wind site capacity for WPL's Bent Tree wind project were $14 million and were recorded in "Other property, plant and equipment" on the Consolidated Balance Sheet.

WPL's Green Lake and Fond du Lac Counties Wind Site - In March 2009, WPL purchased development rights to an approximately 100 MW wind site in Green Lake and Fond du Lac Counties in Wisconsin. As of Dec. 31, 2009, Alliant Energy's capitalized costs related to this wind project were $5 million and were recorded in "Other property, plant and equipment" on the Consolidated Balance Sheet.

WPL's Acquisition of the Neenah Energy Facility - In June 2009, WPL acquired a 300 MW, simple-cycle, dual-fueled (natural gas/diesel) electric generating facility and related inventories (diesel fuel and materials and supplies) located in Neenah, Wisconsin from Resources for $92 million. The purchase price was allocated to property, plant and equipment ($90 million), production fuel ($1 million) and materials and supplies ($1 million) based on the net book value of the assets acquired. WPL's acquisition of the Neenah Energy Facility from Resources resulted in a $90 million decrease in "Non-regulated Generation property, plant and equipment" and a $90 million increase in "Electric plant in service" on the Consolidated Balance Sheets in 2009. The Neenah Energy Facility is being depreciated using a group method of depreciation over a 30-year period.

WPL's Rock River and Blackhawk Generating Units - In 2009, WPL ceased operations and retired four of its gas-fired electric generating units known as Rock River Units 1 and 2, and Blackhawk Units 3 and 4 to reduce operating costs. These retirements were recorded as reductions of $58 million to "Electric plant in service" and "Utility accumulated depreciation" on the Consolidated Balance Sheets in 2009.

IPL's Sixth Street Generating Station - IPL's Sixth Street Generating Station was shut down in June 2008 as a result of significant damage caused by severe flooding in downtown Cedar Rapids. The Sixth Street Generating Station was a facility that generated electricity and was also the primary source of steam generating capability in downtown Cedar Rapids. IPL is currently evaluating the future viability of generating electricity at its Sixth Street Generating Station. As of Dec. 31, 2009, Alliant Energy had $48 million recorded in "Electric plant in service" and $20 million recorded in "Utility accumulated depreciation" on the Consolidated Balance Sheet related to the electric portion of IPL's Sixth Street Generating Station.

Depreciation - IPL and WPL use a combination of remaining life and straight-line depreciation methods as approved by their respective regulatory commissions. The composite or group method of depreciation is used, in which a single depreciation rate is applied to the gross investment in a particular class of property. This method pools similar assets and then depreciates each group as a whole. Periodic depreciation studies are performed to determine the appropriate group lives, net salvage and group deprecation rates. These depreciation studies are subject to review and approval by IPL's and WPL's respective regulatory commissions. Depreciation expense is included within the recoverable cost of service component of rates charged to customers. The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IPL			WPL		
	2009	2008	2007	**2009**	2008 (a)	2007
Electric	**3.1%**	3.1%	2.8%	**3.2%**	3.2%	3.5%
Gas	**3.1%**	3.0%	2.9%	**2.8%**	3.1%	3.6%

(a) Effective July 1, 2008, WPL implemented updated depreciation rates as a result of a new depreciation study. These updated depreciation rates increased Alliant Energy's net income in 2008 as compared to 2007 by approximately $5.3 million, or $0.05 per share.

AFUDC - AFUDC represents costs to finance construction additions including a return on equity component and cost of debt component as required by regulatory accounting. The concurrent credit for the amount of AFUDC capitalized is recorded as "Allowance for funds used during construction" in the Consolidated Statements of Income. The amount of AFUDC generated by equity and debt components was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Equity	**$28.2**	$17.2	$2.0	**$24.2**	$10.8	$0.5	**$4.0**	$6.4	$1.5
Debt	**11.5**	7.5	5.8	**9.8**	4.3	4.7	**1.7**	3.2	1.1
	$39.7	$24.7	$7.8	**$34.0**	$15.1	$5.2	**$5.7**	$9.6	$2.6

The increase in Alliant Energy's and IPL's AFUDC in 2009 and 2008 compared to 2007 was primarily due to AFUDC recognized in 2009 and 2008 for IPL's Whispering Willow - East wind project. IPL's Whispering Willow - East wind project was placed in service in the fourth quarter of 2009. The increase in WPL's AFUDC in 2008 compared to 2009 and 2007 was primarily due to AFUDC recognized in 2008 for WPL's Cedar Ridge wind project. WPL's Cedar Ridge wind project was placed in service in the fourth quarter of 2008.

In the fourth quarter of 2009, Alliant Energy recorded an out-of-period adjustment of $5.4 million to correct an error in IPL's AFUDC calculation that was immaterial to prior periods. The $5.4 million reduction in AFUDC in the fourth quarter of 2009 is comprised of the following impacts to prior periods (in millions):

		2009			
	2008	First Quarter	Second Quarter	Third Quarter	Total
IPL AFUDC calculation correction	$1.2	$1.2	$1.3	$1.7	$5.4

AFUDC for IPL's construction projects is calculated in accordance with FERC guidelines. AFUDC for WPL's retail and wholesale jurisdiction construction projects is calculated in accordance with PSCW and FERC guidelines, respectively. The AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2009	2008	2007
IPL (FERC formula - Whispering Willow - East)	**8.4%**	8.0%	--
IPL (FERC formula - other projects)	**8.0%**	7.6%	6.3%
WPL (PSCW formula - retail jurisdiction) (a)	**9.0%**	9.0%	9.0%
WPL (FERC formula - wholesale jurisdiction)	**6.7%**	6.8%	5.5%

(a) Consistent with the PSCW's most recent retail rate case order issued in December 2009, WPL will earn a current return on 50% of the estimated CWIP related to its Bent Tree - Phase I wind project for 2010 and accrue AFUDC on the remaining 50% beginning Jan. 1, 2010. In addition, the PSCW's order changed WPL's AFUDC recovery rate to 8.76% from 9.0% effective Jan. 1, 2010.

(f) Non-regulated and Other Property, Plant and Equipment - Non-regulated and other property, plant and equipment is recorded at the original cost of construction, which includes material, labor and contractor services. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. The Sheboygan Falls Energy Facility within Alliant Energy's Non-regulated Generation business represents a significant portion of the non-regulated and other property, plant and equipment and is being depreciated using the straight-line method over a 35-year period. The property, plant and equipment related to Corporate Services, RMT, Transportation, IEA and other non-regulated investments is depreciated using the straight-line method over periods ranging from 5 to 30 years. Upon retirement or sale of non-regulated and other property, plant and equipment, the original cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Income. Refer to Note 1(e) for discussion of WPL's purchase of the Neenah Energy Facility from Resources in June 2009.

(g) Operating Revenues -

Utility - Revenues from Alliant Energy's utility business are primarily from electricity and natural gas sales and are recognized on an accrual basis as services are rendered or commodities are delivered to customers. IPL and WPL recognize unbilled revenues based on estimated amounts of electricity and natural gas delivered but not yet billed to customers at the end of each reporting period.

IPL and WPL participate in bid/offer-based wholesale energy and ancillary services markets operated by MISO. The markets require that all market participants, including IPL and WPL, submit hourly day-ahead and/or real-time bids and offers for energy and ancillary services at locations across the MISO region. The day-ahead and real-time transactions are grouped together, resulting in a net supply to or net purchase from MISO of megawatt-hours (MWhs) for each hour of each day. The net supply to MISO is recorded in "Electric operating revenues" and the net purchase from MISO is recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income.

Non-regulated - Revenues from Alliant Energy's non-regulated businesses are primarily from its RMT business and are recognized on an accrual basis based on services provided as specified under contract terms. Alliant Energy's RMT business accounts for revenues from certain large construction management projects under the percentage of completion and cost-to-cost methods. Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the reporting period plus the fee earned, measured by the cost-to-cost method. Revenues from time-and-material contracts are recognized in the period the work is performed.

Taxes Collected from Customers - Certain of Alliant Energy's subsidiaries serve as collection agents for sales or various other taxes and record revenues on a net basis. Operating revenues do not include the collection of the aforementioned taxes.

(h) Utility Cost Recovery Mechanisms -

Electric Production Fuel and Energy Purchases - IPL and WPL burn coal and other fossil fuels to produce electricity at their generating facilities to meet the demand of their customers and charge the cost of fossil fuels used during each period to electric production fuel expense. IPL and WPL also purchase electricity to meet the demand of their customers and charge these costs to energy purchases expense.

The tariffs for IPL's retail electric customers and IPL's and WPL's wholesale electric customers provide for subsequent adjustments to their electric rates for changes in electric production fuel and purchased energy expenses. Changes in the under/over collection of these expenses are also recognized in electric production fuel and energy purchases expense. The cumulative effects of the under/over collection of these costs are recorded on the Consolidated Balance Sheets as current regulatory assets or current regulatory liabilities until they are reflected in future billings to customers.

WPL's retail electric rates approved by the PSCW are based on forecasts of forward-looking test periods and include estimates of future electric production fuel and purchased energy expenses (fuel-related costs) anticipated during the test period. During each electric retail rate proceeding, the PSCW sets fuel monitoring ranges based on the forecasted fuel-related costs used to determine retail base rates. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges during the test period, WPL and/or other parties can request, and the PSCW can authorize, an adjustment to future retail electric rates based on changes in fuel-related costs only. The PSCW may authorize an interim retail rate increase. However, if the final retail rate increase is less than the interim retail rate increase, WPL must refund the excess collection to retail customers with interest at the current authorized return on common equity rate.

Purchased Electric Capacity - IPL and WPL enter into purchased power agreements (PPAs) to help meet the electricity demand of their customers. Certain of these PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity, which are charged to purchased electric capacity expense. Purchased electric capacity expenses are recovered from the retail electric customers of IPL and WPL through changes in base rates determined during periodic rate proceedings. Purchased electric capacity expenses are recovered from wholesale electric customers of IPL and WPL through annual changes in base rates determined by a formula rate structure.

Electric Transmission Service - IPL and WPL incur costs for the transmission of electricity to their customers and charge these costs to electric transmission service expense. Electric transmission service expenses are recovered from retail electric customers of IPL and WPL through changes in base rates determined during periodic rate proceedings. Electric transmission service expenses are recovered from wholesale electric customers of IPL and WPL through annual changes in base rates determined by a formula rate structure. Electric transmission service expenses for Alliant Energy are significantly higher in 2009 and 2008 compared to 2007 due to electric transmission service expenses billed to IPL by ITC following the sale of IPL's electric transmission assets to ITC in December 2007.

Cost of Gas Sold - IPL and WPL incur costs for the purchase, transportation and storage of natural gas to serve their gas customers and charge these costs to cost of gas sold. The tariffs for IPL's and WPL's retail gas customers provide for subsequent adjustments to their rates for changes in the cost of gas sold. Changes in the under/over collection of these costs are also recognized in cost of gas sold. The cumulative effects of the under/over collection of these costs are recorded on the Consolidated Balance Sheets as current regulatory assets or current regulatory liabilities until they are reflected in future billings to customers.

In 2007, WPL had a gas performance incentive that included a sharing mechanism whereby 35% of gains or losses relative to current commodity prices and benchmarks were retained by WPL, with 65% refunded to or recovered from customers. Effective Nov. 1, 2007, this gas performance incentive sharing mechanism was terminated. WPL's gas performance incentive sharing mechanism resulted in gains of $5 million recorded as "Gas operating revenues" in the Consolidated Statement of Income in 2007.

Refer to Notes 1(b) and 2 for additional information regarding these utility cost recovery mechanisms.

(i) Financial Instruments - Alliant Energy periodically uses financial instruments to hedge exposures to fluctuations in certain commodity prices, volatility in a portion of electricity and natural gas sales volumes due to weather, transmission congestion costs, currency exchange rates and interest rates. The fair value of those financial instruments that are determined to be derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets. Derivative instruments representing unrealized gain positions are reported as derivative assets and derivative instruments representing unrealized loss positions are reported as derivative liabilities at the end of each reporting period. Alliant Energy also has certain commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception and based on this designation, these contracts are accounted for on the accrual basis of accounting. Alliant Energy does not offset fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Refer to Note 1(b) for discussion of the recognition of regulatory assets and regulatory liabilities related to the unrealized losses and unrealized gains on IPL's and WPL's derivative instruments. Refer to Notes 11 and 12(f) for further discussion of derivatives and related credit risk, respectively.

(j) Pension and Other Postretirement Benefits Plans - For the defined benefit pension and other postretirement benefits plans sponsored by Corporate Services, Alliant Energy allocates costs to IPL, WPL, Resources and the parent company based on labor costs of plan participants.

(k) Asset Valuations - Long-lived assets to be held and used, excluding regulatory assets and goodwill, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. Refer to Note 1(b) for discussion of long-lived assets classified as regulatory assets.

Goodwill is subject to annual impairment tests, which are completed in the third quarter, and whenever an event occurs or circumstances change in the interim that would indicate goodwill might be impaired. Refer to Note 15 for additional discussion of goodwill.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value. Refer to Note 9(a) for additional discussion of investments accounted for under the equity method of accounting.

(l) Supplemental Financial Information - The other (income) and deductions included in "Interest income and other" in the Consolidated Statements of Income were as follows (in millions):

	2009	2008	2007
Interest income	**($4.2)**	($19.0)	($11.9)
Gains on investment sales, net	**(0.2)**	--	(3.8)
Other	**(0.2)**	0.8	--
	($4.6)	($18.2)	($15.7)

The supplemental cash flows information for the Consolidated Statements of Cash Flows was as follows (in millions):

	2009	2008	2007
Cash paid (refunded) during the period for:			
Interest, net of capitalized interest	**$142.4**	$130.4	$114.7
Income taxes, net of refunds	**(140.7)**	131.0	151.7
Noncash investing and financing activities:			
Capital lease obligations incurred	**5.2**	--	--
Debt assumed by buyer of Mexico business	**--**	--	5.0

(m) Operating Leases - Alliant Energy has certain PPAs that provide Alliant Energy exclusive rights to all or a substantial portion of the output from the specific generating facility over the contract term and therefore are accounted for as operating leases. Costs associated with these PPAs are included in "Electric production fuel and energy purchases" and "Purchased electric capacity" in the Consolidated Statements of Income based on monthly payments for these PPAs. Monthly capacity payments related to one of these PPAs is higher during the peak demand period from May 1 through Sep. 30 and lower in all other periods during each calendar year. These seasonal differences in capacity charges are consistent with expected market pricing and the expected usage of energy from the facility.

(n) Emission Allowances - Emission allowances are granted by the U.S. Environmental Protection Agency (EPA) at zero cost and permit the holder of the allowances to emit certain gaseous by-products of fossil fuel combustion, including SO2 and NOx. Unused emission allowances may be bought and sold or carried forward to be utilized in future years. Purchased emission allowances are recorded as intangible assets at their original cost and evaluated for impairment as long-lived assets to be held and used. Emission allowances allocated to or acquired by Alliant Energy are held primarily for consumption. Amortization of emission allowances is based upon a weighted average cost for each category of vintage year utilized during the reporting period and is recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. Cash inflows and outflows related to sales and purchases of emission allowances are recorded as investing activities in the Consolidated Statements of Cash Flows. Refer to Note 15 for additional discussion of emission allowances and Note 1(b) for information regarding regulatory liabilities related to emission allowances.

(o) Cash Flows Presentation - Alliant Energy reports cash flows from continuing operations together with cash flows from discontinued operations in the Consolidated Statements of Cash Flows. Refer to Note 17 for details of cash flows from discontinued operations.

(p) Asset Retirement Obligations - The fair value of any retirement costs associated with an asset for which Alliant Energy has a legal obligation is recorded as a liability with an equivalent amount added to the asset cost when an asset is placed in service or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement costs. The fair value of asset retirement obligations is generally determined using discounted cash flow analyses. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. For IPL and WPL, accretion and depreciation expense related to their regulated operations is recorded to regulatory assets on the Consolidated Balance Sheets. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. For IPL and WPL, any gain or loss related to their regulated operations is recorded to regulatory liabilities or regulatory assets on the Consolidated Balance Sheets. Refer to Note 18 for additional discussion of asset retirement obligations.

(q) Debt Issuance and Retirement Costs - Alliant Energy defers and amortizes debt issuance costs and debt premiums or discounts over the expected lives of IPL's and WPL's respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. Alliant Energy's remaining businesses expense in the period of retirement any unamortized debt issuance costs and debt premiums or discounts on debt retired early. Refer to Note 8(b) for details on long-term debt and Note 1(b) for information on IPL's and WPL's regulatory assets related to debt retired early or refinanced.

(r) New Accounting Pronouncements -

Fair Value Measurements

In February 2008, the Financial Accounting Standards Board (FASB) issued authoritative guidance requiring fair value measurements and disclosures for all nonrecurring fair value measurements of nonfinancial assets and liabilities. Alliant Energy adopted this guidance on Jan. 1, 2009 with no material impact on its financial condition and results of operations.

In April 2009, the FASB issued authoritative guidance for determining fair values when there is no active market or where the price inputs being used represent distressed sales. Alliant Energy adopted this clarifying guidance on June 30, 2009 with no material impact on its financial condition and results of operations.

In August 2009, the FASB issued authoritative guidance clarifying that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more of the following valuation techniques to estimate fair value, which can be classified into two categories: 1) a valuation technique that uses a quoted price; and 2) another valuation technique based on the amount an entity would pay to transfer the identical liability or based on the amount an entity would receive to enter into an identical liability. Alliant Energy adopted this guidance on Oct. 1, 2009 with no material impact on its financial condition and results of operations.

Refer to Note 10 for disclosures about fair value measurements.

Redeemable Equity Instruments
In August 2009, the FASB issued authoritative guidance requiring preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Alliant Energy adopted this guidance in August 2009 with no material impact on its financial condition and results of operations. Refer to Note 7(b) for disclosures about redeemable equity instruments.

Variable Interest Entities (VIEs)
In June 2009, the FASB issued authoritative guidance changing the approach to determine a VIE's primary beneficiary and requiring ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. This guidance also requires additional disclosures about a company's involvement with VIEs and any significant changes in risk exposure due to that involvement. Alliant Energy adopted this guidance on Jan. 1, 2010. Prior to the adoption of this guidance, special purpose entities were excluded from the scope of the accounting guidance for VIEs. Under this new guidance, the scope exception for special purpose entities has been eliminated. IPL uses special purpose entities for its sales of accounts receivable program. If IPL sells any of its accounts receivable in the future, the third-party financial institution that purchases IPL's receivables will require future evaluation to determine whether it qualifies as a VIE and whether IPL is the primary beneficiary. Refer to Note 19 for disclosures about VIEs.

Transfers of Financial Assets
In June 2009, the FASB issued authoritative guidance requiring additional disclosures about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. This guidance also eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. Alliant Energy adopted this guidance on Jan. 1, 2010. Prior to the adoption of this guidance, Alliant Energy accounted for transfers of financial assets under IPL's sale of accounts receivable program as sales of receivables. Under this new guidance, transfers of financial assets under IPL's current sale of accounts receivable program will be accounted for as secured borrowings. Refer to Note 4(a) for disclosures about transfers of financial assets.

Subsequent Events
In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, this guidance sets forth: 1) the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Alliant Energy adopted this guidance on June 30, 2009 with no material impact on its financial condition and results of operations.

Other-Than-Temporary Impairments
In April 2009, the FASB issued authoritative guidance intending to bring greater consistency to the timing of impairment recognition and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This guidance requires additional disclosures regarding expected cash flows, credit losses and an aging of securities with unrealized losses. Alliant Energy adopted this guidance on June 30, 2009 with no material impact on its financial condition and results of operations.

Equity Method Investments
In November 2008, the FASB issued authoritative guidance intended to address questions that have arisen regarding the application of equity method accounting guidance because of the significant changes to the guidance on business combinations and subsidiary equity transactions and the increased use of fair value measurements as a result of this guidance. Alliant Energy adopted this guidance prospectively for transactions occurring on or after Jan. 1, 2009 with no material impact on its financial condition or results of operations in 2009. Because the provisions of this guidance are only applied prospectively to transactions after adoption, the impact to Alliant Energy cannot be determined until any such transactions occur. Refer to Note 9(a) for disclosures about equity method investments.

Business Combinations
In December 2007, the FASB issued authoritative guidance establishing principles and requirements for how the acquiring entity in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB issued revised authoritative guidance requiring an acquirer to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined then the acquirer follows the recognition criteria for contingencies to determine whether the contingency should be recognized as of the acquisition date or after it. Alliant Energy adopted this guidance prospectively for business combinations occurring on or after Jan. 1, 2009 with no material impact on its financial condition or results of operations in 2009.

Noncontrolling Interests
In December 2007, the FASB issued authoritative guidance amending accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This guidance also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. Alliant Energy adopted this guidance on Jan. 1, 2009 with retrospective application of the presentation and disclosure requirements. Adoption of this guidance had no material impact on its financial condition and results of operations. Refer to Note 7(c) for disclosures about noncontrolling interests.

(2) UTILITY RATE CASES
IPL's Iowa Retail Electric Rate Case (2008 Test Year) - In March 2009, IPL filed a request with the IUB to increase annual rates for its Iowa retail electric customers. The filing was based on a 2008 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after commencement of the proceeding. In conjunction with the filing, IPL implemented an interim retail electric rate increase of $84 million, on an annual basis, effective in March 2009 without regulatory review and subject to refund pending determination of final rates from the request. In January 2010, IPL received an order from the IUB authorizing final rates equivalent to the interim rate increase. As a result, Alliant Energy did not record any rate refund reserves related to the interim rate increase. Refer to Note 1(b) for discussion of the IUB's decision in the January 2010 order allowing IPL to recover $8 million of flood-related costs incurred in 2008 and to use regulatory liabilities to offset the recovery of $26 million of costs incurred for the cancelled Sutherland #4 base-load project and $46 million of transmission costs expected to be billed to IPL in 2010 related to ITC's 2008 transmission revenue true-up adjustment.

WPL's Retail Rate Case (2010 Test Year) - In December 2009, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $59 million, or approximately 6%, and an annual retail natural gas increase of $6 million, or approximately 2%, effective January 2010. Refer to Note 1(b) for discussion of the PSCW's decision in the December 2009 order regarding recovery of previously incurred costs for the cancelled Nelson Dewey #3 base-load project.

WPL's Fuel-related Retail Rate Cases - Retail fuel-related costs incurred by WPL in 2008 and 2007 were lower than retail fuel-related costs used to determine rates during such periods resulting in refunds owed to its retail electric customers. In 2009, WPL received approval from the PSCW to refund $23 million to its retail electric customers in 2009 related to the 2008 fuel-related retail rate case and the remaining $2 million of refunds to retail electric customers in 2009 related to fuel-related costs in the 2007 retail rate case. WPL completed these refunds in 2009.

In August 2009, WPL notified the PSCW that its actual retail fuel-related costs incurred during the month of July 2009 were below the monthly monitoring range of plus or minus 8% and projected annual retail fuel-related costs for 2009 could fall outside the annual monitoring range of plus or minus 2%. In September 2009, the PSCW issued an order that set WPL's retail electric fuel rates currently in effect subject to refund beginning Sep. 1, 2009. In January 2010, WPL filed a retail electric fuel refund report indicating retail fuel over collections of $4 million for the period from Sep. 1, 2009 through Dec. 31, 2009. As of Dec. 31, 2009, Alliant Energy reserved $4 million, including interest, for refunds anticipated to be paid to WPL's retail electric customers.

Refer to Note 1(h) for further discussion of WPL's fuel cost recovery and Note 1(b) for discussion of various other rate matters.

(3) LEASES

(a) Operating Leases - Alliant Energy has entered into various agreements related to property, plant and equipment rights that are accounted for as operating leases. Alliant Energy's most significant operating leases relate to certain PPAs. These PPAs contain fixed rental payments related to capacity and contingent rental payments related to the energy portion (actual MWhs) of the respective PPAs. Rental expenses associated with Alliant Energy's operating leases were as follows (in millions):

	2009	2008	2007
Operating lease rental expenses (excluding contingent rentals)	**$79**	$90	$109
Contingent rentals related to certain PPAs	**7**	7	19
Other contingent rentals	**1**	2	2
	$87	$99	$130

At Dec. 31, 2009, Alliant Energy's future minimum operating lease payments, excluding contingent rentals, were as follows (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Riverside Energy Center (Riverside) PPA (a)	$58	$59	$60	$17	$--	$--	$194
Synthetic leases (b)	8	4	43	1	4	2	62
Other	10	11	5	4	3	23	56
	$76	$74	$108	$22	$7	$25	$312

(a) WPL's Riverside PPA contains a provision granting WPL the option to purchase this facility in 2013. Refer to Note 19 for additional information on this PPA.

(b) The synthetic leases relate to the financing of certain corporate headquarters and utility railcars. The entities that lease these assets to Alliant Energy do not meet consolidation requirements and are not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of the related assets, which total $48 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to six years. Residual value guarantee amounts have been included in the future minimum operating lease payments.

(b) Capital Leases - At Dec. 31, 2009 and 2008, Alliant Energy's gross assets under its capital leases (excluding capital leases between related parties) were $8 million and $3 million, and the related accumulated amortization was $2 million and $1 million, respectively. At Dec. 31, 2009, Alliant Energy's future minimum capital lease payments were as follows (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$2	$1	$1	$1	$1	$2	$8	$2	$6

(4) RECEIVABLES

(a) Sales of Accounts Receivable - IPL participates in an accounts receivable sale program whereby it may sell up to a maximum amount of $150 million of its accounts receivable, including unbilled revenues, to a third-party financial institution through wholly-owned and consolidated special purpose entities. Corporate Services acts as collection agent for the buyer and receives a fee for collection services. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. IPL makes monthly payments to the third-party financial institution of an amount that varies based on interest rates, the length of time the sold receivables remain outstanding and the total amount under commitment by the third-party financial institution. Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables. The agreement expires in March 2012.

At Dec. 31, 2009 and 2008, IPL had sold in the aggregate $0 and $25 million, respectively, of accounts receivable. IPL has historically used proceeds from the sales of accounts receivable to maintain flexibility in its capital structure, take advantage of favorable short-term rates and finance a portion of its cash needs. IPL's average amount of aggregate accounts receivable sold and costs incurred related to the sales of accounts receivable program was as follows (in millions):

	2009	2008	2007
Average amount of aggregate accounts receivable sold (based on daily outstanding balances)	**$113.0**	$47.5	$118.8
Costs incurred	**2.1**	1.6	6.8

Refer to Note 1(r) for discussion of new accounting guidance, which is expected to impact how IPL accounts for any sales of its accounts receivables beginning Jan. 1, 2010.

(b) Whiting Petroleum Corporation (WPC) Tax Sharing Agreement - Prior to an initial public offering (IPO) of WPC in 2003, Alliant Energy and WPC entered into a tax separation and indemnification agreement pursuant to which Alliant Energy and WPC made tax elections. These tax elections had the effect of increasing the tax basis of the assets of WPC's consolidated tax group based on the sales price of WPC's shares in the IPO. The increase in the tax basis of the assets was included in income in Alliant Energy's U.S. federal income tax return for the calendar year 2003. Pursuant to the tax separation and indemnification agreement, WPC will be obligated to pay Resources 90% of any tax benefits realized annually due to the additional tax deductions from the increase in tax basis for years ending on or prior to Dec. 31, 2013. Such tax benefits will generally be calculated by comparing WPC's actual taxes to the taxes that would have been owed by WPC had the increase in basis not occurred. In 2014, WPC will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. At the IPO closing date, Resources recorded a receivable from WPC based on the estimated present value of the payments expected from WPC. At Dec. 31, 2009 and 2008, the carrying value of this receivable was $25 million and $26 million, respectively. The current and non-current portions of this receivable are recorded in "Other current assets" and "Deferred charges and other," respectively, on the Consolidated Balance Sheets.

(c) Property Insurance Recoveries - In June 2008, the Midwest experienced severe flooding that impacted the operations of several Alliant Energy companies including IPL, WPL and Resources. The severe flooding resulted in significant property damage, electric and steam service outages and the evacuation of and damage to various office and operational facilities. Alliant Energy has a property insurance policy that provides coverage up to $100 million for covered flood losses incurred by various subsidiaries including IPL, WPL and Resources. Alliant Energy incurred covered flood losses related to the severe Midwest flooding in June 2008 that exceed the $100 million coverage limit under Alliant Energy's property insurance policy. As a result, Alliant Energy received $100 million of payments for reimbursement of covered flood losses under the property insurance policy during 2009 and 2008.

Alliant Energy recorded IPL's portion of the proceeds as a $45 million ($27 million in 2009 and $18 million in 2008) decrease in "Utility other operation and maintenance" in the Consolidated Statements of Income and a $54 million ($38 million in 2009 and $16 million in 2008) increase in "Utility accumulated depreciation" on the Consolidated Balance Sheets based on the percentage of covered flood losses charged to expense and capital accounts. Alliant Energy recorded Resources' portion of the proceeds as a $1 million decrease in "Non-regulated operation and maintenance" in the Consolidated Statement of Income in 2008.

At Dec. 31, 2008, Alliant Energy recorded $26 million in "Accounts receivable - other" on the Consolidated Balance Sheet related to operating expenses incurred through Dec. 31, 2008 that were reimbursed with property insurance payments in 2009.

(d) Cash Collateral - As of Dec. 31, 2009 and 2008, IPL, WPL and Corporate Services had entered into numerous agreements to purchase electricity and natural gas to serve IPL's and WPL's utility customers. Exposure under certain of these agreements exceeded contractual limits, requiring WPL and Corporate Services to provide cash collateral to certain counterparties. The cash collateral was recorded in "Accounts receivable - other" on the Consolidated Balance Sheets at Dec. 31 as follows (in millions):

	2009	2008
WPL	**$2**	$15
Corporate Services	**--**	2
Alliant Energy	**$2**	$17

(e) Advances for Customer Energy Efficiency Projects - WPL and IPL offer energy efficiency programs to certain of their customers in Wisconsin and Minnesota, respectively. The energy efficiency programs provide low-cost financing to help customers identify, purchase and install energy efficiency improvement projects. The customers repay WPL and IPL with monthly payments over a term up to five years. The advances for and collections of customer energy efficiency projects are recorded as investing activities in the Consolidated Statements of Cash Flows. The current portion and non-current portion of outstanding advances for customer energy efficiency projects are recorded in "Other accounts receivable" and "Deferred charges and other," respectively, on the Consolidated Balance Sheets. At Dec. 31, 2009 and 2008, outstanding advances for customer energy efficiency projects were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Current portion	**$32.9**	$40.8	**$3.9**	$4.4	**$29.0**	$36.4
Non-current portion	**60.5**	85.2	**6.5**	8.1	**54.0**	77.1
	$93.4	$126.0	**$10.4**	$12.5	**$83.0**	$113.5

(5) INCOME TAXES

Income Tax Expense (Benefit) - The components of "Income tax expense (benefit)" in the Consolidated Statements of Income were as follows (in millions):

	2009	2008	2007
Current tax expense (benefit):			
Federal	**($140.1)**	$62.6	$122.2
State	**(4.4)**	18.6	34.9
Deferred tax expense (benefit):			
Federal	**134.9**	56.5	81.5
State	**(39.0)**	14.0	18.2
Production tax credit	**(4.7)**	(0.3)	--
Investment tax credits	**(1.9)**	(3.4)	(6.3)
Provision recorded as a change in uncertain tax positions	**47.1**	(0.5)	(2.0)
Provision recorded as a change in accrued interest	**(1.1)**	(7.3)	7.3
	($9.2)	$140.2	$255.8

Income Tax Rates - The income tax rates shown in the following table were computed by dividing income tax expense (benefit) by income from continuing operations before income taxes.

	2009	2008	2007
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**5.3**	5.0	3.6
IPL's electric transmission assets sale	**--**	--	2.8
Reversal of capital loss valuation allowances	**--**	--	(0.9)
Effect of rate making on property related differences	**(3.5)**	(2.6)	(0.9)
Production tax credits	**(3.9)**	(0.1)	--
Adjustment of prior period taxes	**(6.2)**	(3.4)	(0.4)
State filing changes	**(33.6)**	--	--
Other items, net	**(0.8)**	(2.0)	(2.6)
Overall income tax rate	**(7.7%)**	31.9%	36.6%

State filing changes - In February 2009, the Wisconsin Senate Bill 62 (SB 62) was enacted. The most significant provision of SB 62 for Alliant Energy requires combined reporting for corporate income taxation in Wisconsin beginning with tax returns filed for the calendar year 2009. This provision requires all legal entities in which Alliant Energy owns a 50% or more interest to file as members of a unitary return in Wisconsin. As a result of this provision in SB 62 and in order to take advantage of efficiencies that may be available as a result of IPL and WPL sharing resources and facilities, WPL plans to file as a member of Iowa consolidated tax returns beginning with calendar year 2009. Changes in state apportioned income tax rates resulting from Wisconsin combined reporting requirements and WPL's plans to be included in Iowa consolidated tax returns required Alliant Energy to adjust the carrying value of its deferred income tax assets and liabilities in 2009. Alliant Energy recognized net income tax benefits in 2009 of $40.4 million related to these impacts. The provisions of SB 62 also make it unlikely that Alliant Energy will be able to utilize the majority of its current Wisconsin net operating loss carryforwards before they expire. Therefore, the valuation allowance related to the Wisconsin net operating loss carryforwards was increased by $6 million in 2009. Changes in state apportioned income tax rates resulting from Wisconsin combined reporting requirements and WPL's plans to be included in Iowa consolidated tax returns also resulted in reductions in the deferred tax assets for Wisconsin and Iowa capital loss carryforwards and associated valuation allowances of $11 million in 2009.

IPL's electric transmission assets sale - In 2007, Alliant Energy recorded $96 million of income tax expense related to the $219 million pre-tax gain on the sale of IPL's electric transmission assets. By closing the sale in 2007 and by meeting certain other requirements, IPL qualifies to pay taxes related to the gain on the sale ratably over an eight-year period. As a result, a portion of the income tax expense on the gain related to the sale was allocated to each of the "Current tax expense (benefit)" lines and the "Deferred tax expense (benefit)" lines in the 2007 column of the Income Tax Expense (Benefit) table above. Income tax expense related to the sale exceeded the statutory federal income tax amount by $19.5 million due to $14.5 million of income tax expense associated with property-related temporary differences for which deferred tax expense was not recorded pursuant to Iowa rate making principles plus $12.4 million of state income taxes related to the pre-tax gain less the recognition of the unamortized balance of deferred investment tax credits of $2.2 million and the reversal of $5.2 million of excess deferred taxes related to the assets sold. Refer to Notes 1(b) and 22 for further discussion of IPL's electric transmission assets sale.

Reversal of capital loss valuation allowances - In 2007, Alliant Energy recorded the reversal of $6.4 million of deferred tax asset valuation allowances originally recorded in prior years related to a change in Alliant Energy's anticipated ability to utilize certain capital losses prior to their expiration. Alliant Energy has utilized all of its federal capital losses and the majority of its Iowa capital losses.

Adjustment of prior period taxes - In 2008, Alliant Energy reached a settlement with the Internal Revenue Service (IRS), which finalized the audit of Alliant Energy's U.S. federal income tax returns for calendar years 2002 through 2004. As a result of completing the audit and recording known adjustments for the tax return for calendar years 2005 through 2007, Alliant Energy recorded net income tax benefits in 2008 of $12.1 million. These income tax benefits decreased the effective income tax rate by 2.8% and are included, along with other adjustments, in "Adjustment of prior period taxes" in the 2008 column of the table above.

Deferred Tax Assets and Liabilities - Consistent with rate making treatment, deferred taxes are offset in the table below for temporary differences which have related regulatory assets and liabilities. The deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2009			2008		
	Deferred Tax Assets	**Deferred Tax Liabilities**	**Net**	Deferred Tax Assets	Deferred Tax Liabilities	Net
Property	**$--**	**$1,130.2**	**$1,130.2**	$--	$715.2	$715.2
Deferred portion of tax gain on IPL's electric transmission assets sale	**--**	**125.5**	**125.5**	--	156.5	156.5
Investment in American Transmission Co. LLC (ATC)	**--**	**71.5**	**71.5**	--	52.2	52.2
Deferred portion of tax gain on retired Exchangeable Senior Notes	**--**	**53.2**	**53.2**	--	--	--
Pension and other postretirement benefits obligations	**--**	**43.4**	**43.4**	--	40.4	40.4
Prepaid gross receipts tax	**--**	**15.3**	**15.3**	--	15.1	15.1
Regulatory asset - IPL base-load project	**--**	**9.7**	**9.7**	--	--	--
Regulatory asset - WPL base-load project	**--**	**5.1**	**5.1**	--	11.0	11.0
Regulatory asset/(liability) - commodity cost recovery	**--**	**3.7**	**3.7**	(30.1)	--	(30.1)
Exchangeable Senior Notes	**--**	**--**	**--**	--	142.5	142.5
Capital losses carryforward	**(8.7)**	**--**	**(8.7)**	(32.0)	--	(32.0)
Regulatory liability - flood insurance	**(11.3)**	**--**	**(11.3)**	--	--	--
Deferred compensation	**(11.5)**	**--**	**(11.5)**	(11.6)	--	(11.6)
Investment tax credits	**(12.6)**	**--**	**(12.6)**	(13.9)	--	(13.9)
Emission allowances	**(13.4)**	**--**	**(13.4)**	(24.5)	--	(24.5)
Regulatory liability - DAEC sale	**(15.7)**	**--**	**(15.7)**	(24.3)	--	(24.3)
Customer advances	**(16.4)**	**--**	**(16.4)**	(15.2)	--	(15.2)
Net operating losses carryforward - state	**(28.0)**	**--**	**(28.0)**	(19.4)	--	(19.4)
Regulatory liability - IPL's electric transmission assets sale	**(32.1)**	**--**	**(32.1)**	(36.5)	--	(36.5)
Net operating losses carryforward - federal	**(53.4)**	**--**	**(53.4)**	--	--	--
Regulatory liability - repairs expenditures	**(53.5)**	**--**	**(53.5)**	--	--	--
Credits carryforward - federal	**(80.2)**	**--**	**(80.2)**	--	--	--
Other	**(50.1)**	**43.1**	**(7.0)**	(45.0)	32.4	(12.6)
Subtotal	**(386.9)**	**1,500.7**	**1,113.8**	(252.5)	1,165.3	912.8
Valuation allowances	**27.1**	**--**	**27.1**	32.6	--	32.6
	($359.8)	**$1,500.7**	**$1,140.9**	($219.9)	$1,165.3	$945.4

	2009	2008
Other current assets	**($45.5)**	($25.8)
Deferred income taxes	**1,186.4**	971.2
Total deferred tax (assets) and liabilities	**$1,140.9**	$945.4

Alliant Energy's tax carryforwards and associated deferred tax assets and expiration dates at Dec. 31, 2009 were as follows (in millions):

	Carryforward Amount	Deferred Tax Asset	Earliest Expiration Date
Federal net operating losses	$155	$53	2029
Federal credit carryforward - alternative minimum tax	53	53	None
Federal credit carryforward - general business credits	27	27	2022
State net operating losses	552	28	2010
Wisconsin state capital losses	448	9	2010

At Dec. 31, 2009, the state net operating losses carryforwards had expiration dates ranging from 2010 to 2030 with 93% expiring after 2015. Due to the uncertainty of the realization of certain tax carryforwards, Alliant Energy established valuation allowances of $27 million as of Dec. 31, 2009.

Property - The increases in deferred tax liabilities during 2009 were primarily due to additional temporary differences resulting from bonus tax depreciation deductions eligible for assets placed in service in 2009 under the American Recovery and Reinvestment Act of 2009 (ARRA), a recent change in method of accounting for tax purposes related to repair expenditures and a difference between the book and tax methods used to allocate flood insurance proceeds received as a result of the severe flooding in IPL's service territory in 2008. The change in tax method of accounting for repairs expenditures allows a current tax deduction for certain repair expenditures that are capitalized for book purposes. Flood insurance proceeds were allocated solely to capital for tax purposes and split between capital and expense for book purposes. The change in tax method of accounting for repairs expenditures and the tax method for allocating flood insurance proceeds were included in the federal and state income tax returns for calendar year 2008 filed in the second half of 2009.

Deferred portion of tax gain on retired Exchangeable Senior Notes due 2030 (Notes) - Alliant Energy recognized a $152 million tax gain upon the retirement of its Notes in 2009. Under provisions of the ARRA, Alliant Energy can defer its federal income tax obligation associated with the tax gain for five years, with one-fifth of the federal income tax obligation being paid in each of the years 2014 through 2018. Refer to Note 8(b) for further discussion of the retirement of the Notes.

Income Tax Refunds Receivable - In 2009, "Income tax refunds receivable" on the Consolidated Balance Sheets increased $102 million primarily due to tax deductions for repair expenditures discussed above and current deductions from bonus tax depreciation in 2009. Based on recent filings with the IRS and the state of Iowa, $87 million of the income tax refund receivable is expected to be received in the first half of 2010.

Uncertain Tax Positions - Alliant Energy adopted new authoritative guidance related to accounting for uncertainty in income taxes on Jan. 1, 2007. Alliant Energy's cumulative effect of the adoption was an increase in its net liability for uncertain tax positions and a reduction to its Jan. 1, 2007 balance of retained earnings of $0.5 million.

A reconciliation of the beginning and ending amounts of uncertain tax positions, excluding interest, for Alliant Energy for 2009, 2008 and 2007 is as follows (in millions):

	2009	2008	2007
Balance, Jan. 1	**$14.0**	$24.5	$26.6
Additions based on tax positions related to the current year	**6.6**	2.1	1.1
Reductions based on tax positions related to the current year	**--**	--	--
Additions for tax positions of prior years (a)	**88.7**	8.0	2.4
Reductions for tax positions of prior years	**(4.5)**	(6.2)	(2.6)
Settlements with taxing authorities	**(1.2)**	(11.9)	--
Lapse of statute of limitations	**(1.9)**	(2.5)	(3.0)
Balance, Dec. 31	**$101.7**	$14.0	$24.5

(a) The additions of tax positions of prior years were primarily related to positions taken by Alliant Energy on its federal and state tax returns related to the capitalization and dispositions of property.

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Tax positions favorably impacting future effective tax rates for continuing operations	**$13.6**	$11.2	$11.8
Interest accrued	**5.0**	1.9	5.1
Penalties accrued	**--**	--	--

Open tax years - Tax years that remain subject to examination by major jurisdictions are as follows:

Major Jurisdiction	Open Years
Consolidated Federal income tax returns (Alliant Energy, IPL and WPL)	2005-2008
Consolidated Iowa income tax returns (Alliant Energy and IPL)	2005-2008 (a)
Wisconsin income tax returns (WPL)	2005-2008

(a) 2005 is open for Federal audit adjustments only

Reasonably possible changes to uncertain tax positions in 2010 - In 2010, statutes of limitations will expire for Alliant Energy's tax returns in multiple state jurisdictions. The impact of the statutes of limitations expiring is not anticipated to be material. In addition, it is anticipated that Alliant Energy will finalize its U.S. federal income tax audit for calendars years 2005 through 2008 in 2010 except for the audit of the repairs expenditure change in method of tax accounting. The federal income tax return for calendar year 2009 is part of the Compliance Assurance Program of the IRS and as a result, the audit of such return is anticipated to be completed by the end of 2010. Based on the anticipated timing of completing these audits, Alliant Energy recognized $30 million in "Accrued taxes" on the Consolidated Balance Sheets for the expected resolution of a portion of its uncertain tax positions in 2010 primarily related to the capitalization and dispositions of property.

Regulatory Assets and Liabilities - Changes in deferred income tax assets and liabilities associated with certain property-related basis differences at IPL are accounted for differently than most companies as a result of rate making practices in Iowa. Deferred tax expense (benefit) is not recorded for certain temporary differences (primarily related to utility property, plant and equipment at IPL) because retail rates in Iowa only reflect the impact of current tax expense (benefit). In 2009, IPL recognized significant tax benefits as a result of a change in tax accounting method for repairs expenditures and the tax method for allocating flood insurance proceeds. IPL expects to refund any tax benefits realized from these items to its Iowa retail customers in the future following finalization of the IRS audit of these items based on a method to be prescribed by the IUB. Because IPL expects to refund the tax benefits realized from these items to its Iowa retail customers in the future, Alliant Energy recorded an increase to its non-current regulatory liabilities of $162 million in 2009. Alliant Energy also recorded a comparable increase to its non-current regulatory assets in 2009 to reflect the benefit IPL expects to receive from its Iowa retail customers in the future as the temporary differences associated with the repairs expenditures and flood insurance proceeds reverse into current tax expense.

Other Income Tax Matters - Alliant Energy files a consolidated federal income tax return, which includes the aggregate taxable income or loss of Alliant Energy and its subsidiaries. In addition, a combined return including Alliant Energy and all of its subsidiaries will be filed in Wisconsin beginning with the tax return for calendar year 2009. Alliant Energy subsidiaries with a presence in Iowa file as part of a consolidated return in Iowa. Under the terms of a tax sharing agreement signed in 2009 between Alliant Energy and its subsidiaries, the subsidiaries now calculate state income tax using consolidated apportionment rates applied to separate company taxable income. Prior to 2009, Alliant Energy's subsidiaries calculated income tax provisions using the separate return methodology. Separate return amounts prior to 2009 were adjusted for state apportionment benefits, net of federal tax with any difference between the separate return methodology and the actual consolidated return allocated as prescribed in the prior tax allocation agreement. In 2009, 2008 and 2007, Alliant Energy's foreign sources of income were not material.

(6) BENEFIT PLANS

(a) Pension and Other Postretirement Benefits Plans - Alliant Energy provides retirement benefits to substantially all of its employees through various non-contributory defined benefit pension plans and defined contribution plans (401(k) savings plans). Benefits of the non-contributory defined benefit pension plans are based on the plan participant's years of service, age and compensation. Benefits of the defined contribution plans are based on the plan participant's years of service, age, compensation and contributions. Alliant Energy also provides certain defined benefit postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory.

Assumptions - The assumptions for the defined benefit pension and other postretirement benefits plans at the measurement dates of Dec. 31, 2009, Dec. 31, 2008 and Sep. 30, 2007 were as follows (Not Applicable (N/A)):

	Defined Benefit Pension Plans			Other Postretirement Benefits Plans		
	2009	2008	2007	**2009**	2008	2007
Discount rate for benefit obligations	**5.80%**	6.15%	6.2%	**5.55%**	6.15%	6.2%
Discount rate for net periodic cost	**6.15%**	6.2%	5.85%	**6.15%**	6.2%	5.85%
Expected rate of return on plan assets	**8.25%**	8.5%	8.5%	**8.25%**	8.5%	8.5%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**7.5%**	8%	8%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

Expected rate of return on plan assets - The expected rate of return on plan assets is determined by analysis of projected asset class returns based on the target asset class allocations. Alliant Energy uses a portfolio return simulator and also reviews historical returns, survey information and capital market information to support the expected rate of return on plan assets assumption. Refer to "Investment Policy and Strategy for Plan Assets" below for additional information related to Alliant Energy's investment policy and strategy and mix of assets for the pension and other postretirement benefits plans.

Medical cost trend on covered charges - The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefits costs. A 1% change in the medical trend rates for 2009, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1.3	($1.3)
Effect on postretirement benefit obligation	12.1	(12.7)

Measurement dates - In September 2006, the FASB issued authoritative guidance requiring an employer to measure benefit plan assets and obligations as of the end of its fiscal year. Alliant Energy adopted this guidance in 2008 and changed its measurement date from Sep. 30 to Dec. 31, which resulted in reductions to its Jan. 1, 2008 balance of retained earnings of $2.7 million.

Net Periodic Benefit Costs - The components of Alliant Energy's net periodic benefit costs for its defined benefit pension and other postretirement benefits plans were as follows (in millions):

	Defined Benefit Pension Plans			Other Postretirement Benefits Plans		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$11.9**	$16.3	$20.0	**$8.7**	$8.4	$8.2
Interest cost	**54.3**	54.6	50.4	**15.2**	15.1	13.7
Expected return on plan assets (a)	**(47.6)**	(74.6)	(66.6)	**(6.1)**	(9.0)	(7.6)
Amortization of (b):						
Transition obligation	**--**	--	--	**0.2**	0.2	0.2
Prior service cost (credit)	**2.1**	2.9	3.1	**(3.7)**	(3.7)	(3.7)
Actuarial loss	**30.6**	4.2	8.9	**6.2**	3.5	4.2
Curtailment losses (c)(d)	**1.0**	--	--	**--**	--	--
Special termination benefits costs (d)	**0.9**	--	--	**--**	--	--
Settlement loss (e)	**--**	--	2.1	**--**	--	--
	$53.2	$3.4	$17.9	**$20.5**	$14.5	$15.0

(a) The expected return on plan assets is based on the expected rate of return on plan assets and the fair value approach to the market-related value of plan assets.

(b) Unrecognized net actuarial losses in excess of 10% of the projected benefit obligation and unrecognized prior service costs (credits) are amortized over the average future service lives of the participants for each plan. Unrecognized net transition obligations related to other postretirement benefits are amortized over a 20-year period ending 2012.

(c) In 2007, members of the International Brotherhood of Electrical Workers Local 965 ratified a four-year collective bargaining agreement reached with WPL, resulting in changes to WPL's qualified pension plan (Plan). One of these changes provided Plan participants a one-time option to cease participating in the Plan and begin participating in the Alliant Energy 401(k) Savings Plan with increased levels of contribution by Alliant Energy. The election of this option did not impact a participant's eligibility for benefits previously vested under the Plan. In 2009, certain of these employees elected to cease participating in the Plan, resulting in Alliant Energy recognizing a one-time curtailment loss related to the Plan of $0.7 million in 2009.

(d) In 2009, Alliant Energy eliminated certain corporate and operations positions. As a result, Alliant Energy recognized one-time curtailment losses and special termination benefits costs related to its pension plans of $0.3 million and $0.9 million, respectively, in 2009.

(e) In 2007, the settlement loss of $2.1 million related to payments made to a retired executive of Alliant Energy.

The estimated amortization from "Regulatory assets" and "Accumulated other comprehensive loss" (AOCL) on the Consolidated Balance Sheet into net periodic benefit cost in 2010 is as follows (in millions):

	Defined Benefit Pension Plans	Other Postretirement Benefits Plans
Actuarial loss	$23.9	$6.6
Prior service cost (credit)	0.9	(3.7)
Transition obligation	--	0.2
	$24.8	$3.1

Alliant Energy's net periodic benefit costs are primarily included in "Utility operating expenses - other operation and maintenance" in the Consolidated Statements of Income.

Benefit Plan Assets and Obligations - A reconciliation of the funded status of Alliant Energy's defined benefit pension and other postretirement benefits plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2009	2008	**2009**	2008
Change in projected benefit obligation:				
Net projected benefit obligation at measurement date	**$896.4**	$879.0	**$247.7**	$243.2
Effect of change from Sep. 30 to Dec. 31 measurement date	**--**	7.1	**--**	1.1
Service cost	**11.9**	16.3	**8.7**	8.4
Interest cost	**54.3**	54.6	**15.2**	15.1
Plan participants' contributions	**--**	--	**4.7**	4.4
Plan amendments (a)	**(12.4)**	--	**--**	--
Actuarial (gain) loss	**21.9**	(14.1)	**13.7**	(1.4)
Gross benefits paid	**(52.9)**	(46.5)	**(22.7)**	(24.2)
Federal subsidy on other postretirement benefits paid	**--**	--	**1.1**	1.1
Special termination benefits	**0.9**	--	**--**	--
Net projected benefit obligation at Dec. 31	**920.1**	896.4	**268.4**	247.7
Change in plan assets:				
Fair value of plan assets at measurement date	**565.9**	890.0	**80.2**	116.4
Effect of change from Sep. 30 to Dec. 31 measurement date	**--**	7.8	**--**	1.1
Actual return on plan assets	**132.6**	(287.8)	**19.2**	(32.7)
Employer contributions	**130.8**	2.4	**21.0**	15.2
Plan participants' contributions	**--**	--	**4.7**	4.4
Gross benefits paid	**(52.9)**	(46.5)	**(22.7)**	(24.2)
Fair value of plan assets at Dec. 31	**776.4**	565.9	**102.4**	80.2
Under funded status at Dec. 31	**($143.7)**	($330.5)	**($166.0)**	($167.5)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Other current liabilities	**($8.2)**	($4.6)	**($3.7)**	($4.8)
Pension and other benefit obligations	**(135.5)**	(325.9)	**(162.3)**	(162.7)
Net amount recognized at Dec. 31	**($143.7)**	($330.5)	**($166.0)**	($167.5)

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2009	2008	**2009**	2008
Amounts recognized in Regulatory Assets and AOCL consist of (b):				
Net actuarial loss	**$389.0**	$482.7	**$91.0**	$96.0
Prior service cost (credit)	**(5.3)**	10.2	**(5.5)**	(9.2)
Transition obligation	**--**	--	**0.5**	0.7
	$383.7	$492.9	**$86.0**	$87.5

(a) Refer to "Cash Balance Pension Plan" below for additional information regarding the 2009 plan amendment.

(b) Refer to Note 1(b) and the Consolidated Statements of Common Equity for amounts recognized in "Regulatory assets" and "AOCL," respectively, on the Consolidated Balance Sheets.

Included in the following table are Alliant Energy's accumulated benefit obligations, aggregate amounts applicable to defined benefit pension and other postretirement benefits plans with accumulated benefit obligations in excess of plan assets, as well as defined benefit pension plans with projected benefit obligations in excess of plan assets as of the Dec. 31 measurement date (Not Applicable (N/A); in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2009	2008	**2009**	2008
Accumulated benefit obligations	**$870.0**	$843.4	**$268.4**	$247.7
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**870.0**	843.4	**268.4**	247.7
Fair value of plan assets	**776.4**	565.9	**102.4**	80.2
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**920.1**	896.4	**N/A**	N/A
Fair value of plan assets	**776.4**	565.9	**N/A**	N/A

Estimated Future Employer Contributions and Benefit Payments - Alliant Energy estimates that funding for the qualified defined benefit pension, non-qualified defined benefit pension and other postretirement benefits plans during 2010 will be $0, $8 million and $19 million, respectively.

The expected benefit payments and Medicare subsidies, which reflect expected future service, as appropriate, are as follows (in millions):

	2010	2011	2012	2013	2014	2015 - 2019
Defined benefit pension plans	$55.8	$54.4	$54.9	$57.3	$60.8	$341.2
Other postretirement benefits plans	19.8	19.7	20.2	20.6	21.6	121.5
Medicare subsidies	(1.2)	(1.3)	(1.5)	(1.7)	(1.8)	(12.4)
	$74.4	$72.8	$73.6	$76.2	$80.6	$450.3

Investment Policy and Strategy for Plan Assets - Alliant Energy's investment strategy and its policies employed with respect to assets of defined benefit pension and other postretirement benefits plans are to combine both preservation of principal and prudent and reasonable risk-taking to protect the integrity of plan assets, in order to meet the obligations to plan participants while achieving the optimal return possible over the long-term to minimize benefit costs. It is recognized that risk and volatility are present to some degree with all types of investments; however, high levels of risk are minimized at the total fund level. This is accomplished through diversification by asset class including both U.S. and international equity exposure, the number of individual investments, and sector and industry limits when applicable. Alliant Energy believes that any risk associated with the various plan assets is minimized by this diversification. Alliant Energy also uses an overlay management service to help maintain target allocations, liquidity needs and intended exposures to the plan assets. The overlay manager is authorized to use derivative financial instruments to facilitate this service.

For assets of defined benefit pension plans, the mix among asset classes is controlled by long-term asset allocation targets. The assets are viewed as long-term with moderate liquidity needs. Historical performance results and future expectations suggest that equity securities will provide higher total investment returns than debt securities over a long-term investment horizon. Consistent with the goals of maximizing returns and minimizing risks over the long-term, the defined benefit pension plans have a long-term investment posture more heavily weighted towards equity holdings. The current target range allocations for defined benefit pension plan assets are 60-80% equity securities and 20-40% fixed income securities. Equity holdings include investments in large-cap (26-52% target range), small-cap (0-10% target range) and international securities (12-30% target range). Fixed income holdings include corporate bonds, government and government agency obligations and fixed income funds. The asset allocation mix is monitored regularly and appropriate action is taken as needed to rebalance the assets within the prescribed range. Prohibited investment vehicles include, but may not be limited to, direct ownership of real estate, options and futures (unless specifically approved as is the case of the overlay manager), margin trading, oil and gas limited partnerships, commodities, short selling and securities of the managers' firms or affiliate firms.

Other postretirement benefits plans assets are comprised of specific assets within certain defined benefit pension plans (401(h) assets) as well as assets held in Voluntary Employees' Beneficiary Association (VEBA) trusts. The investment policy and strategy of the 401(h) assets mirrors those of the defined benefit pension plans, which is discussed above. The assets in the VEBA trusts are viewed as long-term. A mix of both equity and debt securities are utilized to maximize returns and minimize risk over the long-term. Equity holdings within the VEBA trusts include investments in large-cap, mid-cap and small-cap securities. Fixed income holdings within the VEBA trusts include corporate bonds, government and agency obligations and fixed income funds. There are no specific target allocations for the VEBA trusts as a whole. Separate investment guidelines have been established for the VEBA trusts which are actively managed. At Dec. 31, 2009, the other postretirement benefits plan assets consisted of 59% equity securities and 31% fixed income securities.

Securities Lending Program - Alliant Energy has a securities lending program with the trustee that allows the trustee to lend certain securities from Alliant Energy's defined benefit pension and other postretirement benefits plans to selected entities against receipt of collateral (in the form of cash, government securities or letters of credit) as provided for and determined in accordance with its securities loan agreement. Initial collateral levels are no less than 102% and 105% of the market value of the borrowed securities for collateral denominated in U.S. and foreign currency, respectively. At Dec. 31, 2009, the fair value of the collateral and the amount due to borrowers for the securities lending program was as follows (in millions):

	Fair Value of Invested Collateral		Amount Due to Borrowers	
	Defined Benefit Pension Plans	Other Postretirement Benefits Plans	Defined Benefit Pension Plans	Other Postretirement Benefits Plans
Alliant Energy	$24.8	$1.2	$32.7	$1.6
IPL	7.8	0.8	10.2	1.1
WPL	7.6	0.2	10.0	0.3

Fair Value Measurements - The following tables report a framework for measuring fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 - Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Alliant Energy's investments in registered investment companies and common and preferred stocks are valued at the closing price reported in the active market in which the individual securities are traded. Level 1 plan assets also include interest-bearing cash, which is held in money market accounts managed by an affiliate of the trustee.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Alliant Energy's investments in corporate bonds and government and agency obligations are valued at the closing price reported in the active market for similar assets in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. Alliant Energy's investments in common/ collective trusts are valued at the net asset value of shares held by the plans, which is based on the fair market value of the underlying investments in equity and fixed income securities of the common/collective trusts. Level 2 plan assets also consist of asset backed securities, certificates of deposit, commercial paper and repurchase agreements within their securities lending invested collateral.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Alliant Energy's Level 3 plan assets include certain asset backed securities and corporate bonds within its securities lending invested collateral.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Alliant Energy believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At Dec. 31, 2009, the fair values of Alliant Energy's defined benefit pension plans assets by asset category and fair value hierarchy level were as follows (in millions):

	Fair Value Measurements at Dec. 31, 2009	Level 1	Level 2	Level 3
Cash and equivalents	$36.3	$36.3	$--	$--
Equity securities:				
U.S. large cap core	104.5	104.5	--	--
U.S. large cap value	87.2	--	87.2	--
U.S. large cap growth	86.7	--	86.7	--
U.S. small cap value	23.3	--	23.3	--
U.S. small cap growth	13.8	13.8	--	--
International - developed markets	131.0	68.4	62.6	--
International - emerging markets	39.3	39.3	--	--
Fixed income securities:				
Corporate bonds	61.9	--	61.9	--
Government and agency obligations	70.9	--	70.9	--
Fixed income funds	131.2	1.5	129.7	--
Securities lending invested collateral	24.8	6.7	14.9	3.2
	810.9	$270.5	$537.2	$3.2
Accrued investment income	1.6			
Due to brokers, net (a)	(3.4)			
Due to borrowers for securities lending program	(32.7)			
Total pension plan assets	$776.4			

(a) This category represents pending trades with brokers.

Additional information for Alliant Energy's fair value measurements of defined benefit pension plans assets using significant unobservable inputs (Level 3 inputs) for 2009 is as follows (in millions):

	Securities Lending Invested Collateral
Beginning balance, Jan. 1, 2009	$7.3
Actual return on plan assets:	
Relating to assets still held at the reporting date	(0.3)
Relating to assets sold during the period	0.4
Purchases, sales and settlements, net	(4.4)
Transfers in and/or out of Level 3	0.2
Ending balance, Dec. 31, 2009	$3.2

At Dec. 31, 2009, the fair values of Alliant Energy's other postretirement benefits plans assets by asset category and fair value hierarchy level were as follows (in millions):

	Fair Value Measurements at Dec. 31, 2009	Level 1	Level 2	Level 3
Cash and equivalents	$10.6	$10.6	$--	$--
Equity securities:				
U.S. large cap core	30.7	30.7	--	--
U.S. large cap value	2.2	--	2.2	--
U.S. large cap growth	2.2	--	2.2	--
U.S. mid cap core	15.1	15.1	--	--
U.S. small cap core	4.7	4.7	--	--
U.S. small cap value	0.6	--	0.6	--
U.S. small cap growth	0.4	0.4	--	--
International - developed markets	3.3	1.7	1.6	--
International - emerging markets	1.0	1.0	--	--
Fixed income securities:				
Corporate bonds	6.2	--	6.2	--
Government and agency obligations	4.5	--	4.5	--
Fixed income funds	21.3	18.0	3.3	--
Securities lending invested collateral	1.2	0.3	0.8	0.1
	104.0	$82.5	$21.4	$0.1
Accrued investment income	0.1			
Due to brokers, net (a)	(0.1)			
Due to borrowers for securities lending program	(1.6)			
Total other postretirement benefits plan assets	$102.4			

(a) This category represents pending trades with brokers.

Additional information for Alliant Energy's fair value measurements of other postretirement benefits plans assets using significant unobservable inputs (Level 3 inputs) for 2009 is as follows (in millions):

	Securities Lending Invested Collateral
Beginning balance, Jan. 1, 2009	$0.3
Purchases, sales and settlements, net	(0.2)
Ending balance, Dec. 31, 2009	$0.1

For the various Alliant Energy defined benefit pension and other postretirement benefits plans, Alliant Energy common stock represented less than 1% of total plan assets at Dec. 31, 2009 and 2008.

Cash Balance Pension Plan - Alliant Energy's defined benefit pension plans include a cash balance plan that provides benefits for substantially all of its non-bargaining unit employees. Effective August 2008, Alliant Energy amended the cash balance plan by discontinuing additional contributions into employees' cash balance plan accounts. Also effective August 2008, Alliant Energy increased its level of contributions to its 401(k) Savings Plan, which offset the impact of discontinuing additional contributions into the employees' cash balance plan accounts. These amendments are designed to provide employees portability and self-directed flexibility of their retirement benefits. These changes did not have a significant impact on Alliant Energy's results of operations. Refer to Note 12(c) for discussion of a class action lawsuit filed against the Alliant Energy Cash Balance Pension Plan in 2008 and the IRS review of the tax qualified status of the Plan.

In 2009, Alliant Energy amended the cash balance plan by changing the participants' future interest credit formula to use the annual change in consumer price index as the interest credit. This amendment is designed to provide participants an interest crediting rate that will always be 3% more than the annual change in the cost of living.

401(k) Savings Plans - A significant number of Alliant Energy employees participate in defined contribution retirement plans (401(k) Savings Plans), of which Alliant Energy common stock represented 13.5% and 18.1% of total plan assets at Dec. 31, 2009 and 2008, respectively. Alliant Energy's, IPL's and WPL's contributions to the 401(k) plans, which are partially based on the participants' level of contribution, were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
401(k) plan contributions	**$16.2**	$14.4	$10.2	**$2.8**	$3.0	$2.6	**$4.3**	$3.7	$2.5

(b) Equity Incentive Plans - Alliant Energy's 2002 Equity Incentive Plan (EIP) permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2009, non-qualified stock options, restricted stock and performance shares were outstanding under the EIP and a predecessor plan under which new awards can no longer be granted. At Dec. 31, 2009, 2.5 million shares remained available for grants under the EIP. Alliant Energy satisfies payouts related to equity awards under the EIP through the issuance of new shares of its common stock.

In February 2010, Alliant Energy's Board of Directors adopted the Alliant Energy 2010 Omnibus Incentive Plan (OIP), which permits the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to key employees. The OIP would authorize issuance of 4,500,000 shares, would terminate the EIP and is subject to shareowner approval. If shareowners do not approve the OIP, the EIP will remain effective.

A summary of share-based compensation expense related to grants under the EIP and the related income tax benefits recognized was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Share-based compensation expense	**$2.8**	$3.3	$9.5	**$1.6**	$1.8	$5.0	**$1.1**	$1.2	$3.6
Income tax benefits	**1.2**	1.4	3.7	**0.7**	0.8	1.9	**0.4**	0.5	1.4

As of Dec. 31, 2009, total unrecognized compensation cost related to all share-based compensation awards was $9.0 million, which is expected to be recognized over a weighted average period of two years. Share-based compensation expense is recognized on a straight-line basis over the requisite service periods.

Performance Shares - Performance share payouts to key employees are contingent upon achievement over three-year periods of specified performance criteria, which currently include metrics of total shareowner return relative to an investor-owned utility peer group. Nonvested performance share payouts are prorated at retirement, death, disability or involuntary termination without cause based on time worked during the performance period and achievement of the performance criteria. Participants' nonvested performance shares are forfeited if the participant voluntarily leaves Alliant Energy or is terminated for cause. Performance shares can be paid out in shares of Alliant Energy's common stock, cash or a combination of cash and stock and are adjusted by a performance multiplier, which ranges from zero to 200% based on the performance criteria. Alliant Energy anticipates making future payouts of its performance shares in cash; therefore, performance shares were accounted for as liability awards at Dec. 31, 2009 and 2008. A summary of the performance shares activity was as follows:

	2009	2008	2007
	Shares (a)	Shares (a)	Shares (a)
Nonvested shares at Jan. 1	**208,579**	221,834	277,530
Granted	**152,735**	65,516	58,669
Vested	**(84,633)**	(78,532)	(104,074)
Forfeited	**(20,102)**	(239)	(10,291)
Nonvested shares at Dec. 31	**256,579**	208,579	221,834

(a) Share amounts represent the target number of performance shares. The actual number of shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the number of target shares.

Information related to nonvested performance shares and their fair values at Dec. 31, 2009, by year of grant, was as follows:

	2009 Grant	2008 Grant	2007 Grant
Nonvested performance shares	138,148	61,331	57,100
Alliant Energy common stock closing price on Dec. 31, 2009	$30.26	$30.26	$30.26
Estimated payout percentage based on performance criteria	87%	60%	--%
Fair values of each nonvested performance share	$26.33	$18.16	$--

At Dec. 31, 2009, fair values of nonvested performance shares were calculated using a Monte Carlo simulation to determine the anticipated total shareowner returns of Alliant Energy and its investor-owned utility peer group. Expected volatility was based on historical volatilities using daily stock prices over the past three years. Expected dividend yields were calculated based on the most recent quarterly dividend rates announced prior to the measurement date and stock prices at the measurement date. The risk-free interest rate was based on the three-year U.S. Treasury rate in effect as of the measurement date.

In 2009, 2008 and 2007, Alliant Energy's performance share payouts were valued at $4.1 million, $5.0 million and $5.9 million, respectively, and consisted of a combination of cash and common stock (51,189 shares, 3,835 shares and 8,641 shares, respectively).

Restricted Stock - Restricted stock issued under the EIP consists of time-based and performance-contingent restricted stock.

Time-based restricted stock - Restriction periods vary for each issuance of time-based restricted stock and currently range from three to five years. Nonvested shares of time-based restricted stock generally become vested upon retirement, except for certain shares that were awarded for retention purposes that are forfeited per specific terms. Compensation costs related to awards granted to retirement-eligible employees are generally expensed on the date of grant. Participants' nonvested time-based restricted stock is forfeited if the participant voluntarily leaves Alliant Energy or is terminated for cause. Nonvested time-based restricted stock is fully vested in the event of retirement, death, disability or involuntary termination without cause. The fair value of time-based restricted stock is based on the average market price at the grant date. A summary of the time-based restricted stock activity was as follows:

	2009		2008		2007	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares at Jan. 1	**156,807**	**$32.80**	165,832	$30.66	182,886	$27.89
Granted	**51,236**	**29.40**	47,922	35.60	43,850	36.80
Vested	**(79,459)**	**31.08**	(53,322)	28.46	(57,904)	26.42
Forfeited	**(3,235)**	**33.97**	(3,625)	35.69	(3,000)	33.05
Nonvested shares at Dec. 31	**125,349**	**32.47**	156,807	32.80	165,832	30.66

Performance-contingent restricted stock - Vesting of performance-contingent restricted stock grants are based on the achievement of certain performance targets (currently specified earnings growth). The performance metric for the 2009 and 2008 grants is consolidated net income growth. The performance metric for the 2007 grants is consolidated earnings per share growth. If performance targets are not met within the performance period, which currently ranges from two to four years, these restricted stock grants are forfeited. Nonvested shares of performance-contingent restricted stock are prorated at retirement based on time worked during the performance period and vest only if and when the performance criteria are met. Participants' nonvested performance-contingent restricted stock is forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. The fair value of performance-contingent restricted stock is based on the average market price at the grant date. A summary of the performance-contingent restricted stock activity was as follows:

	2009		2008		2007	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares at Jan. 1	**124,185**	**$39.28**	135,348	$32.42	149,563	$28.12
Granted	**101,822**	**23.67**	65,516	40.49	58,669	37.94
Vested	**--**	**--**	(54,991)	28.20	(58,015)	28.04
Forfeited	**--**	**--**	(21,688)	28.19	(14,869)	28.06
Nonvested shares at Dec. 31	**226,007**	**32.25**	124,185	39.28	135,348	32.42

Non-qualified Stock Options - Options granted to date under the plans were granted at the market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date or for three years after the effective date of the retirement, whichever period is shorter. Options become fully vested upon death or disability and remain exercisable at any time prior to their expiration date or for one year after the effective date of the death or disability, whichever period is shorter. Participants' options that are not vested are forfeited if participants leave Alliant Energy for reasons other than retirement, death or disability, and their vested options expire three months after their departure. Alliant Energy has not granted any options since 2004. A summary of the stock option activity was as follows:

	2009		2008		2007	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Jan. 1	**497,183**	**$27.30**	542,844	$27.45	1,768,236	$27.70
Exercised	**(39,877)**	**25.80**	(45,661)	29.02	(1,225,392)	27.81
Expired	**(56,098)**	**29.88**	--	--	--	--
Forfeited	**(16,877)**	**28.67**	--	--	--	--
Outstanding and exercisable at Dec. 31	**384,331**	**27.02**	497,183	27.30	542,844	27.45

The weighted average remaining contractual term for options outstanding and exercisable at Dec. 31, 2009 was two years. The aggregate intrinsic value of options outstanding and exercisable at Dec. 31, 2009 was $1.4 million.

Other information related to stock option activity was as follows (in millions):

	2009	2008	2007
Cash received from stock options exercised	**$1.0**	$1.3	$34.1
Aggregate intrinsic value of stock options exercised	**0.1**	0.3	16.3
Income tax benefit from the exercise of stock options	**0.1**	0.1	5.8
Total fair value of stock options vested during period	**--**	--	0.4

(c) Deferred Compensation Plan - Alliant Energy maintains a deferred compensation plan under which key employees may defer up to 100% of base salary and incentive compensation and directors may elect to defer all or part of their retainer and committee fees. Key employees who have made the maximum allowed contribution to the Alliant Energy 401(k) Savings Plan may receive an additional credit to the deferred compensation plan. Key employees and directors may elect to have their deferrals credited to an interest account, an equity account based on an S&P 500 index fund or a company stock account. The company stock account is held in a rabbi trust. Payments from the company stock account will be made in shares of Alliant Energy common stock. At Dec. 31, 2009 and 2008, the fair market value of the company stock accounts, which are currently funded with shares held in a deferred compensation trust, totaled $7.9 million and $7.0 million, respectively.

(7) COMMON EQUITY, PREFERRED STOCK AND NONCONTROLLING INTEREST

(a) Common Equity

Common Share Activity - A summary of Alliant Energy's common stock activity was as follows:

	2009	2008	2007
Shares outstanding, Jan. 1	**110,449,099**	110,359,314	116,126,599
Share repurchase program (a)	**--**	--	(7,043,474)
Equity incentive plans (Note 6(b))	**240,889**	137,621	1,318,683
Other (b)	**(33,490)**	(47,836)	(42,494)
Shares outstanding, Dec. 31	**110,656,498**	110,449,099	110,359,314

(a) In 2006 and 2007, Alliant Energy announced that its Board of Directors approved plans to repurchase up to $400 million of its common stock. In 2007, Alliant Energy repurchased 7.0 million shares of its common stock on the open market for $295 million. At Dec. 31, 2007, Alliant Energy had completed the entire $400 million share repurchase program previously authorized by its Board of Directors.

(b) Includes shares transferred from employees to Alliant Energy to satisfy tax withholding requirements in connection with the vesting of certain restricted stock under the EIP.

At Dec. 31, 2009, Alliant Energy had a total of 5.9 million shares available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, EIP and 401(k) Savings Plan.

Shareowner Rights Agreement - Alliant Energy has established an amended and restated Shareowner Rights Agreement. The rights under this agreement will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of Alliant Energy's outstanding common stock. Each right will initially entitle registered shareowners to purchase from Alliant Energy one-half of one share of Alliant Energy's common stock. The rights will be exercisable at an initial price of $110.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is authorized to reduce the 15% ownership threshold to not less than 10%. The amended and restated Shareowner Rights Agreement expires in December 2018.

Dividend Restrictions - Alliant Energy is a holding company with no significant operations of its own therefore Alliant Energy is dependent upon receiving dividends from its subsidiaries to pay dividends to its shareowners. Alliant Energy does not have any significant common stock dividend restrictions. IPL and WPL each have common stock dividend restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations. At Dec. 31, 2009, IPL and WPL were in compliance with all such dividend restrictions.

Both IPL and WPL are restricted from paying common stock dividends to their parent company, Alliant Energy, if for any past or current dividend period, dividends on their respective preferred stock have not been paid, or declared and set apart for payment. IPL and WPL have paid all dividends on their respective preferred stock through 2009.

IPL's most significant regulatory limitation on distributions to its parent company is included in an order issued by the MPUC in June 2009 that requires IPL to maintain a common stock equity ratio between 41.3% and 50.5% during the 12 months ended June 30, 2010. In addition, IPL must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2009, IPL's amount of retained earnings that were free of restrictions was $250 million.

WPL's most significant regulatory limitation on distributions to its parent company is included in an order issued by the PSCW in December 2009 that prohibits WPL from paying annual common stock dividends in excess of $112 million if WPL's common stock equity ratio is or will fall below 51.01%. WPL's dividends are also restricted to the extent that such dividend would reduce WPL's common stock equity ratio to less than 25%. As of Dec. 31, 2009, WPL's amount of retained earnings that were free of restrictions was $118 million.

Restricted Net Assets of Subsidiaries - Neither IPL nor WPL have regulatory authority to lend or advance any amounts to their parent company. As of Dec. 31, the amount of net assets of IPL and WPL that were not available to be transferred to their parent company in the form of loans, advances or cash dividends without the consent of IPL's and WPL's regulatory authorities was as follows (in billions):

	2009	2008
IPL	**$1.1**	$0.9
WPL	**1.1**	1.0

(b) Preferred Stock - Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net (none are mandatorily redeemable) at Dec. 31 was as follows (dollars in millions):

Liquidation Preference/ Stated Value	Authorized Shares	Shares Outstanding	Series	Redemption	**2009**	2008
IPL:						
$25	(a)	6,000,000	8.375%	On or after March 15, 2013	**$150.0**	$150.0
$25	(a)	1,600,000	7.1%	Any time	**40.0**	40.0
					190.0	190.0
Less: discount					**(6.2)**	(6.2)
					183.8	183.8
WPL:						
$100	(b)	99,970	4.50%	Any time	**10.0**	10.0
$100	(b)	74,912	4.80%	Any time	**7.5**	7.5
$100	(b)	64,979	4.96%	Any time	**6.5**	6.5
$100	(b)	29,957	4.40%	Any time	**3.0**	3.0
$100	(b)	29,947	4.76%	Any time	**3.0**	3.0
$100	(b)	150,000	6.20%	Any time	**15.0**	15.0
$25	(b)	599,460	6.50%	Any time	**15.0**	15.0
					60.0	60.0
					$243.8	$243.8

(a) IPL has 16,000,000 authorized shares in total.
(b) WPL has 3,750,000 authorized shares in total.

IPL - The articles of incorporation of IPL contain a provision that grants the holders of its preferred stock voting rights to elect two members of IPL's Board of Directors if preferred dividends equal to the annual dividend requirements are in arrears. Such voting rights would not provide the holders of IPL's preferred stock control of the decision on redemption of IPL's preferred stock and could not force IPL to exercise its call option. Therefore, IPL's preferred stock is presented in total equity on the Consolidated Balance Sheets in a manner consistent with noncontrolling interests.

WPL - The articles of incorporation of WPL contain a provision that grants the holders of its preferred stock voting rights to elect a majority of WPL's Board of Directors if preferred dividends equal to the annual dividend requirements are in arrears. The exercise of such voting rights would provide the holders of WPL's preferred stock control of the decision on redemption of WPL's preferred stock and could force WPL to exercise its call option. Therefore, the contingent control right and the embedded call option cause WPL's preferred stock to be presented outside of total equity on the Consolidated Balance Sheets in a manner consistent with temporary equity.

Refer to Note 10 for information on the fair value of Alliant Energy's cumulative preferred stock of subsidiaries.

(c) Noncontrolling Interest - A summary of Alliant Energy's noncontrolling interest activity was as follows (in millions):

	2009	2008	2007
Beginning balance, Jan. 1	**$2.1**	$3.9	$4.9
Sale of investments	--	(1.8)	(0.3)
Other	--	--	(0.7)
Ending balance, Dec. 31	**$2.1**	$2.1	$3.9

(8) DEBT

(a) Short-Term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and backstop liquidity for commercial paper outstanding. At Dec. 31, 2009, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $623 million ($96 million for Alliant Energy at the parent company level, $287 million for IPL and $240 million for WPL), which expire in November 2012. Information regarding commercial paper issued under these facilities and other short-term borrowings was as follows (Not Applicable (N/A); dollars in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
At Dec. 31:						
Commercial paper outstanding	**$190.0**	$86.1	**$190.0**	$42.4	**$--**	$43.7
Weighted average interest rates - commercial paper	**0.4%**	1.2%	**0.4%**	1.1%	**N/A**	1.4%
For the year ended:						
Maximum amount of total short-term debt outstanding (based on daily outstanding balances)	**$255.9**	$255.3	**$190.0**	$139.3	**$103.1**	$138.0
Average amount of total short-term debt outstanding (based on daily outstanding balances)	**$80.6**	$89.6	**$52.8**	$26.2	**$26.4**	$63.7
Weighted average interest rates - total short-term debt	**0.8%**	3.0%	**0.7%**	3.1%	**0.5%**	3.0%

(b) Long-Term Debt -
Alliant Energy's, IPL's and WPL's long-term debt, net as of Dec. 31 was as follows (dollars in millions):

	2009			2008		
	Alliant Energy	**IPL**	**WPL**	Alliant Energy	IPL	WPL
Senior Debentures:						
6.75%, due 2011	**$200.0**	**$200.0**	**$--**	$200.0	$200.0	$--
5.875%, due 2018	**100.0**	**100.0**	**--**	100.0	100.0	--
7.25%, due 2018	**250.0**	**250.0**	**--**	250.0	250.0	--
5.5%, due 2025	**50.0**	**50.0**	**--**	50.0	50.0	--
6.45%, due 2033	**100.0**	**100.0**	**--**	100.0	100.0	--
6.3%, due 2034	**125.0**	**125.0**	**--**	125.0	125.0	--
6.25%, due 2039 (a)	**300.0**	**300.0**	**--**	--	--	--
6.625% (a)	**--**	**--**	**--**	135.0	135.0	--
	1,125.0	**1,125.0**	**--**	960.0	960.0	--
Debentures:						
7.625%, due 2010	**100.0**	**--**	**100.0**	100.0	--	100.0
5%, due 2019 (b)	**250.0**	**--**	**250.0**	--	--	--
6.25%, due 2034	**100.0**	**--**	**100.0**	100.0	--	100.0
6.375%, due 2037	**300.0**	**--**	**300.0**	300.0	--	300.0
7.6%, due 2038	**250.0**	**--**	**250.0**	250.0	--	250.0
	1,000.0	**--**	**1,000.0**	750.0	--	750.0
Pollution Control Revenue Bonds:						
5%, due 2014	**38.4**	**38.4**	**--**	38.4	38.4	--
5%, due 2014 and 2015	**24.5**	**--**	**24.5**	24.5	--	24.5
5.375%, due 2015	**14.6**	**--**	**14.6**	14.6	--	14.6
	77.5	**38.4**	**39.1**	77.5	38.4	39.1
Other:						
4% senior notes, due 2014 (c)	**250.0**	**--**	**--**	--	--	--
5.06% senior secured notes, due 2010 to 2024	**65.7**	**--**	**--**	66.8	--	--
2.5% exchangeable senior notes, due 2030 (d)	**--**	**--**	**--**	402.5	--	--
Other, 1% to 7%, due 2010 to 2025	**0.8**	**--**	**--**	0.9	--	--
	316.5	**--**	**--**	470.2	--	--
Subtotal	**2,519.0**	**1,163.4**	**1,039.1**	2,257.7	998.4	789.1
Current maturities	**(101.5)**	**--**	**(100.0)**	(136.4)	(135.0)	--
Unamortized debt (discount) and premium, net	**(13.0)**	**(4.7)**	**(7.5)**	(373.0)	(3.2)	(6.2)
Long-term debt, net	**$2,404.5**	**$1,158.7**	**$931.6**	$1,748.3	$860.2	$782.9

(a) In July 2009, IPL issued $300 million of 6.25% senior debentures due 2039 and used the proceeds initially to repay short-term debt and invest in short-term assets and thereafter to repay $135 million of its 6.625% senior debentures in August 2009.

(b) In July 2009, WPL issued $250 million of 5% debentures due 2019 and used the proceeds initially to repay short-term debt and invest in short-term assets, and thereafter to fund capital expenditures and for general working capital purposes.

(c) In October 2009, Alliant Energy issued $250 million of 4% senior notes due 2014 and used the proceeds to repay short-term debt and the remainder for general corporate purposes.
(d) In September 2009, Alliant Energy announced a tender offer and consent solicitation for all 5,940,960 of its 2.5% Exchangeable Senior Notes due 2030 (Notes). In 2009, Alliant Energy received valid tenders and consents from holders of 5,940,660 Notes and made $241 million of payments related to the Notes tendered using short-term borrowings and cash on hand. These payments exceeded the carrying value of the Notes tendered resulting in Alliant Energy incurring $203 million of pre-tax charges in 2009 related to the repurchase of the Notes. These pre-tax charges were recorded in "Loss on early extinguishment of debt" in the Consolidated Statement of Income in 2009. As of Dec. 31, 2009, there were 300 Notes outstanding.

Five-Year Schedule of Debt Maturities - At Dec. 31, 2009, Alliant Energy's debt maturities for 2010 to 2014 were as follows (in millions):

	2010	2011	2012	2013	2014
IPL	$--	$200	$--	$--	$38
WPL	100	--	--	--	9
Resources	2	1	1	1	2
Alliant Energy parent company	--	--	--	--	250
Alliant Energy	$102	$201	$1	$1	$299

At Dec. 31, 2009, there were no significant sinking fund requirements related to the long-term debt on the Consolidated Balance Sheet.

Indentures - Alliant Energy maintains separate indentures related to its 4% senior notes due 2014 and its 2.5% Notes. IPL maintains indentures related to its senior debentures due 2011 through 2039. WPL maintains an indenture related to its debentures due 2010 through 2038. Sheboygan Power, LLC, Resources' wholly-owned subsidiary, maintains an indenture related to the issuance of its 5.06% senior secured notes due 2010 to 2024.

Exchangeable Senior Notes due 2030 - As a result of receiving the requisite consents in 2009 constituting a majority in aggregate principal amount of the outstanding Notes, Alliant Energy and the trustee for the Notes entered into a Sixth Supplemental Indenture that (i) waived an alleged default under the indenture for the Notes asserted in a notice of default from the trustee and its consequences; (ii) rescinded the notice of acceleration from the trustee, which declared the full principal amount of the Notes due and payable, and its consequences; (iii) stipulated that Alliant Energy's assumption of the obligations of Resources under the indenture and the Notes and Resources' release from its obligations under the indenture and the Notes were deemed to have been effective on Nov. 25, 2008; (iv) authorized the filing of a stipulation of dismissal with prejudice in federal court with respect to related litigation by the trustee with respect to the Notes; and (v) approved amendments to the indenture that eliminated substantially all of the covenants and certain of the events of default contained in the indenture. The Sixth Supplemental Indenture provisions described above became operative in September 2009. In September 2009, Alliant Energy, Resources and the trustee filed in federal court the stipulation of dismissal, which ended the litigation by the trustee with respect to the Notes.

Optional Redemption Provisions - Alliant Energy and its subsidiaries have certain issuances of long-term debt that contain optional redemption provisions which, if elected by the issuer at its sole discretion, could require material redemption premium payments by the issuer. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable U.S. Treasury rates at the time of redemption. At Dec. 31, 2009, the debt issuances that contained these optional redemption provisions included Alliant Energy's senior notes due 2014, IPL's senior debentures due 2011 through 2039, WPL's debentures due 2019 through 2038 and Sheboygan Power, LLC's senior secured notes due 2010 to 2024.

Security Provisions - The 5.06% senior secured notes due 2010 to 2024 are secured by the Sheboygan Falls Energy Facility and related assets.

Unamortized Debt Issuance Costs - Alliant Energy's, IPL's and WPL's unamortized debt issuance costs recorded in "Deferred charges and other" on the Consolidated Balance Sheets at Dec. 31 were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Unamortized debt issuance costs	**$19.3**	$14.8	**$8.3**	$6.2	**$8.5**	$7.1

Carrying Amount and Fair Value of Long-term Debt - Refer to Note 10 for information on the carrying amount and fair value of Alliant Energy's long-term debt outstanding at Dec. 31, 2009 and 2008.

(9) INVESTMENTS

(a) Unconsolidated Equity Investments - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (dollars in millions):

	Ownership Interest at Dec. 31, 2009	Carrying Value at Dec. 31,		Equity (Income) / Loss		
		2009	2008	**2009**	2008	2007
ATC (a)	16%	**$219**	$195	**($36)**	($32)	($27)
Wisconsin River Power Company	50%	**8**	9	**(1)**	(2)	(1)
Other	Various	**2**	2	**--**	1	(1)
		$229	$206	**($37)**	($33)	($29)

(a) Alliant Energy has the ability to exercise significant influence over ATC's financial and operating policies through its participation on ATC's Board of Directors. Refer to Note 20 for information regarding related party transactions with ATC.

Summary financial information from the financial statements of these investments is as follows (in millions):

	2009	2008	2007
Operating revenues	**$529**	$474	$424
Operating income	**292**	258	210
Net income	**218**	197	168
As of Dec. 31:			
Current assets	**56**	56	
Non-current assets	**2,814**	2,546	
Current liabilities	**286**	257	
Non-current liabilities	**1,341**	1,234	

(b) Cash Surrender Value of Life Insurance Policies - Alliant Energy has various life insurance policies that cover certain current and former employees and directors. At Dec. 31, the cash surrender value of these investments was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Cash surrender value	**$47.8**	$46.0	**$13.2**	$12.9	**$14.0**	$13.4

(c) Other Investments - Information relating to various debt and equity securities held by Alliant Energy at Dec. 31 that are marked-to-market each reporting period was as follows (in millions):

	2009		2008	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities	**$4.2**	**$0.6**	$3.8	$0.2

(10) FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments - The carrying amounts of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Carrying amounts and the related estimated fair values of other financial instruments at Dec. 31, 2009 and 2008 are as follows (in millions):

	Alliant Energy		IPL		WPL	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Dec. 31, 2009						
Assets:						
Derivative assets (Note 11(a))	**$31.8**	**$31.8**	**$16.4**	**$16.4**	**$15.3**	**$15.3**
Available-for-sale securities (Note 9(c))	**4.2**	**4.2**	**2.3**	**2.3**	**--**	**--**
Capitalization and liabilities:						
Long-term debt (including current maturities) (Note 8(b))	**2,506.0**	**2,675.5**	**1,158.7**	**1,238.1**	**1,031.6**	**1,125.9**
Cumulative preferred stock of subsidiaries (Note 7(b))	**243.8**	**260.9**	**183.8**	**210.3**	**60.0**	**50.6**
Derivative liabilities (Note 11(a))	**119.3**	**119.3**	**53.0**	**53.0**	**66.3**	**66.3**
Dec. 31, 2008						
Assets:						
Derivative assets (Note 11(a))	28.4	28.4	8.7	8.7	19.6	19.6
Available-for-sale securities (Note 9(c))	3.8	3.8	2.3	2.3	--	--
Capitalization and liabilities:						
Long-term debt (including current maturities) (Note 8(b))	1,884.7	2,107.0	995.2	991.8	782.9	861.7
Cumulative preferred stock of subsidiaries (Note 7(b))	243.8	242.1	183.8	192.3	60.0	49.8
Derivative liabilities (Note 11(a))	103.0	103.0	88.2	88.2	14.8	14.8

Valuation Techniques -

Derivative assets and liabilities - Derivative assets and liabilities include swap contracts, option contracts and physical forward purchase and sale contracts for electricity and natural gas, financial transmission rights (FTRs) and embedded foreign currency derivatives. IPL's and WPL's swap, option and physical forward commodity contracts are non-exchange-based derivative instruments valued using indicative price quotations available through a pricing vendor that provides daily exchange forward price settlements, from broker or dealer quotations or from on-line exchanges. The indicative price quotations reflect the average of the bid-ask mid-point prices and are obtained from sources believed to provide the most liquid market for the commodity. IPL and WPL corroborate a portion of these indicative price quotations using quoted prices for similar assets or liabilities in active markets and categorize derivative instruments based on such indicative price quotations as Level 2. IPL's and WPL's commodity contracts that are valued using indicative price quotations based on significant assumptions such as seasonal or monthly shaping and indicative price quotations that cannot be readily corroborated are categorized as Level 3. IPL's and WPL's swap, option and physical forward commodity contracts are predominately at liquid trading points. IPL's and WPL's FTRs are measured at fair value each reporting period using monthly or annual auction shadow prices from relevant auctions. The embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas are measured at fair value each reporting period using an extrapolation of forward currency rates. Refer to Note 11(a) for additional details of Alliant Energy's derivative assets and liabilities.

Available-for-sale securities - The fair value of Resources' investment in Capstone Turbine Corporation's common stock and certain IPL investments in various debt and equity securities are measured at fair value each reporting period using quoted market prices on listed exchanges. Refer to Note 9(c) for additional details of Alliant Energy's available-for-sale securities.

Long-term debt (including current maturities) - For long-term debt instruments that are actively traded, the fair value was based upon quoted market prices each year-end. For long-term debt instruments that are not actively traded, the fair value was based on discounted cash flow methodology and utilizes assumptions of current market pricing curves. Refer to Note 8(b) for additional details of Alliant Energy's long-term debt.

Cumulative preferred stock of subsidiaries - The fair values of IPL's 8.375% and 7.10% cumulative preferred stock were based on their closing market prices quoted by the New York Stock Exchange each reporting period. The fair value of WPL's 4.50% cumulative preferred stock was based on the closing market prices quoted by the NYSE Amex LLC each reporting period. The fair value of WPL's remaining preferred stock was calculated based on the market yield of similar securities. Refer to Note 7(b) for additional details of Alliant Energy's cumulative preferred stock of subsidiaries.

Valuation Hierarchy - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and examples of each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 assets include Resources' investment in Capstone Turbine Corporation's common stock and certain IPL investments in securities valued using quoted market prices on listed exchanges.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. Level 2 assets and liabilities include IPL's and WPL's non-exchange traded commodity contracts valued using indicative price quotations that are corroborated with quoted prices for similar assets or liabilities in active markets.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 assets and liabilities include IPL's and WPL's FTRs, natural gas option contracts, embedded foreign currency derivatives and certain commodity contracts that are valued using indicative price quotations based on significant assumptions such as seasonal or monthly shaping.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Recurring Fair Value Measurements - Alliant Energy's recurring items subject to fair value measurements disclosure requirements at Dec. 31, 2009 and 2008 were as follows (in millions):

	Fair Value Measurements	Level 1	Level 2	Level 3
Dec. 31, 2009				
Assets:				
Derivative assets	**$31.8**	**$0.1**	**$20.0**	**$11.7**
Available-for-sale securities	**4.2**	**2.3**	**1.8**	**0.1**
Liabilities:				
Derivative liabilities	**119.3**	**--**	**113.3**	**6.0**
Dec. 31, 2008				
Assets:				
Derivative assets	28.4	0.1	2.6	25.7
Available-for-sale securities	3.8	3.8	--	--
Liabilities:				
Derivative liabilities	103.0	--	92.0	11.0

Additional information for Alliant Energy's recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for 2009 and 2008 is as follows (in millions):

	Derivative Assets and Liabilities, net	
	2009	2008
Beginning balance, Jan. 1	**$14.7**	$27.7
Total gains or (losses) (realized/unrealized) included in changes in net assets (a)	**(3.5)**	19.3
Purchases, sales, issuances and settlements, net	**(5.4)**	(32.3)
Ending balance, Dec. 31	**$5.8**	$14.7
The amount of total gains or (losses) for the period included in changes in net assets attributable to the change in unrealized gains or (losses) relating to assets and liabilities held at Dec. 31 (a)	**($3.5)**	$14.7

(a) Recorded in "Regulatory assets" and "Regulatory liabilities" on the Consolidated Balance Sheets.

Nonrecurring Fair Value Measurements - Alliant Energy's nonrecurring item subject to the fair value measurement disclosure requirements in 2009 was as follows (in millions):

	Fair Value at Dec. 31, 2009	Level 1	Level 2	Level 3	Total Loss
IPL's steam plant in service	$2.0	$--	$--	$2.0	($4.0)

In the second quarter of 2009, IPL announced its decision to discontinue providing steam service to customers in downtown Cedar Rapids. As a result of this decision, IPL assessed the recoverability of its steam assets in downtown Cedar Rapids in 2009 and determined the carrying amount of the assets exceeded the expected undiscounted future cash flows from the assets. The carrying value of the assets was reduced by $4 million in 2009 to equal the estimated fair value of the assets. The fair value of the assets was estimated using the expected cash flows from the assets for the remainder of their useful life and the anticipated salvage value of the assets. Alliant Energy recognized the $4 million impairment charge in "Utility other operation and maintenance expenses" in the Consolidated Statement of Income in 2009. Refer to Note 1(e) for further discussion of IPL's steam plant in service.

Refer to Note 1(r) for additional information on fair value measurements.

(11) DERIVATIVE INSTRUMENTS
(a) Accounting for Derivative Instruments -
Purpose - Alliant Energy periodically uses derivative instruments for risk management purposes to mitigate exposures to fluctuations in interest rates, certain commodity prices, transmission congestion costs and currency exchange rates. Alliant Energy's current derivative instruments have not been designated as hedging instruments. IPL's and WPL's derivative instruments include electric physical forward purchase contracts and swap contracts to mitigate pricing volatility for the electricity purchased to supply to their customers, electric physical forward sale contracts to offset long positions created by reductions in electricity demand forecasts, natural gas swap contracts to mitigate pricing volatility for the fuel used to supply to the natural gas-fired electric generating facilities they operate, natural gas options to mitigate price increases during periods of high demand or lack of supply, FTRs acquired to manage transmission congestion costs, natural gas swap contracts to mitigate pricing volatility for natural gas supplied to their retail customers and embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas. Resources' derivative instruments include oil contracts, which are used to mitigate pricing volatility for anticipated purchases of diesel fuel to fuel standby generators owned by its Non-regulated Generation business.

Notional Amounts - As of Dec. 31, 2009, Alliant Energy, IPL and WPL had notional amounts related to outstanding swap contracts, options, physical forward contracts, FTRs and foreign currency denominated payments that were accounted for as derivative instruments as follows (units in thousands):

	2010	2011	2012	2013	Total
Alliant Energy					
Commodity:					
Electricity (MWhs)	5,950	2,400	73	204	8,627
FTRs (MWs)	11	--	--	--	11
Natural gas (dekatherms (Dths))	61,861	19,135	6,798	--	87,794
Oil (gallons)	378	--	--	--	378
Foreign exchange (Euro dollars)	44,420	14,806	--	--	59,226
IPL					
Commodity:					
Electricity (MWhs)	2,824	580	--	--	3,404
FTRs (MWs)	6	--	--	--	6
Natural gas (Dths)	43,238	9,925	--	--	53,163
Foreign exchange (Euro dollars)	44,420	14,806	--	--	59,226
WPL					
Commodity:					
Electricity (MWhs)	3,126	1,820	73	204	5,223
FTRs (MWs)	5	--	--	--	5
Natural gas (Dths)	18,623	9,210	6,798	--	34,631

The notional amounts in the above table were computed by aggregating the absolute value of purchase and sale positions within commodities for each year.

Financial Statement Presentation - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities. At Dec. 31, 2009 and 2008, the fair values of current derivative assets were included in "Derivative assets," non-current derivative assets were included in "Deferred charges and other," current derivative liabilities were included in "Derivative liabilities" and non-current derivative liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Current derivative assets						
Commodity contracts	**$20.4**	$18.1	**$9.1**	$7.4	**$11.2**	$10.7
Foreign exchange contracts	**3.4**	--	**3.4**	--	**--**	--
	$23.8	$18.1	**$12.5**	$7.4	**$11.2**	$10.7
Non-current derivative assets						
Commodity contracts	**$6.8**	$2.4	**$2.7**	$1.3	**$4.1**	$1.0
Foreign exchange contracts	**1.2**	7.9	**1.2**	--	**--**	7.9
	$8.0	$10.3	**$3.9**	$1.3	**$4.1**	$8.9
Current derivative liabilities						
Commodity contracts	**$99.0**	$76.7	**$49.5**	$68.9	**$49.5**	$7.8
Foreign exchange contracts	**1.5**	1.9	**--**	1.1	**1.5**	0.8
	$100.5	$78.6	**$49.5**	$70.0	**$51.0**	$8.6
Non-current derivative liabilities						
Commodity contracts	**$18.8**	$22.8	**$3.5**	$18.2	**$15.3**	$4.6
Foreign exchange contracts	**--**	1.6	**--**	--	**--**	1.6
	$18.8	$24.4	**$3.5**	$18.2	**$15.3**	$6.2

IPL and WPL generally record gains and losses from their derivative instruments with offsets to regulatory assets or liabilities, based on their fuel and natural gas cost recovery mechanisms, as well as other specific regulatory authorizations. Gains and losses from derivative instruments not designated as hedging instruments were recorded in 2009 as follows (in millions):

	Location of Gain (Loss) in Balance Sheet or Statement of Income	Gain (Loss) Alliant Energy	IPL	WPL
Commodity contracts	Regulatory assets (a)	($137.6)	($69.5)	($68.1)
	Regulatory liabilities (a)	24.4	11.7	12.7
	Non-regulated operation and maintenance (b)	0.2	--	--
Foreign exchange contracts	Regulatory liabilities (a)	(3.3)	(2.9)	(0.4)

(a) Balance Sheet
(b) Statement of Income

Losses from commodity contracts in 2009 were primarily due to impacts of significant decreases in electricity and natural gas prices.

Credit Risk-related Contingent Features - Alliant Energy and its subsidiaries have entered into various agreements that contain credit risk-related contingent features including requirements for them to maintain certain credit ratings from each of the major credit rating agencies and limitations on their liability positions under the various agreements. In the event of a downgrade in their credit ratings or if their liability positions exceed certain contractual limits, Alliant Energy and its subsidiaries may need to provide credit support in the form of letters of credit or cash collateral up to the amount of their exposure under the contracts, or may need to unwind the contracts and pay the underlying liability positions.

Certain of these agreements with credit risk-related contingency features are accounted for as derivative instruments. The aggregate fair value of all derivatives with credit risk-related contingent features that were in a net liability position on Dec. 31, 2009 was $119.3 million for Alliant Energy. At Dec. 31, 2009, Alliant Energy and its subsidiaries had investment-grade credit ratings. However, Alliant Energy exceeded its liability position with one counterparty requiring it to post cash collateral. If the most restrictive credit risk-related contingent features for derivative agreements in a net liability position were triggered on Dec. 31, 2009, Alliant Energy would be required to post an additional $117.8 million of credit support to its counterparties. Refer to Note 4(d) for additional details of total cash collateral posted by Alliant Energy at Dec. 31, 2009 and 2008.

(b) Weather Derivatives - Alliant Energy periodically uses non-exchange traded swap agreements based on cooling degree days (CDD) and heating degree days (HDD) measured in its utility service territories to reduce the impact of weather volatility on IPL's and WPL's electric and natural gas sales volumes. These weather derivatives are accounted for using the intrinsic value method. Any premiums paid related to these weather derivative agreements are expensed over each respective contract period. Alliant Energy's ratepayers do not pay any of the premiums nor do they share in the gains or losses realized from these weather derivatives.

Summer weather derivatives - Alliant Energy periodically utilizes weather derivatives based on CDD to reduce the impact of weather volatility on IPL's and WPL's electric margins for June 1 through Aug. 31 each year. Weather derivatives are based on CDD measured in Cedar Rapids, Iowa and Madison, Wisconsin. The actual CDD measured during these periods resulted in settlements with the counterparties under the agreements, which included net receipts of $9.0 million (IPL receiving $7.0 million and WPL receiving $2.0 million) and net payments of $0.6 million (IPL receiving $1.4 million and WPL paying $2.0 million) in 2008 and 2007, respectively. Alliant Energy did not enter into CDD swap agreements in 2009.

Winter weather derivatives - Alliant Energy periodically utilizes weather derivatives based on HDD to reduce the impact of weather volatility on IPL's and WPL's electric and gas margins for Jan. 1 through March 31 and Nov. 1 through Dec. 31 each calendar year. Weather derivatives are based on HDD measured in Cedar Rapids, Iowa and Madison, Wisconsin. The actual HDD measured during these periods resulted in settlements with the counterparties under the agreements, which included net payments of $8.8 million (IPL paying $5.4 million and WPL paying $3.4 million), net payments of $9.0 million (IPL paying $5.4 million and WPL paying $3.6 million) and net payments of $0.8 million (IPL paying $0.7 million and WPL paying $0.1 million) in the first half of 2009, 2008 and 2007, respectively. As of Dec. 31, 2009, Alliant Energy did not enter into HDD swap agreements for Nov. 1 through Dec. 31, 2009 and Jan. 1 through March 31, 2010.

The counterparties to certain of these contracts were required to provide cash collateral to IPL and WPL. As of Dec. 31, 2008, the outstanding cash collateral received by IPL and WPL of $5.4 million and $1.4 million, respectively, was recorded in "Accounts payable" on the Consolidated Balance Sheet. All remaining cash collateral related to weather derivatives was returned to the counterparty in 2009.

Summary information relating to the summer and winter weather derivatives was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Gains (losses):									
Electric utility operating revenues	**($2.6)**	$4.6	($4.5)	**($1.8)**	$4.0	($1.5)	**($0.8)**	$0.6	($3.0)
Gas utility operating revenues	**(2.6)**	(4.6)	(4.1)	**(1.4)**	(2.4)	(2.2)	**(1.2)**	(2.2)	(1.9)
Settlements (paid to) / received from counterparties, net	**(8.8)**	--	(1.4)	**(5.4)**	1.6	0.7	**(3.4)**	(1.6)	(2.1)
Premiums expensed	**--**	0.1	1.4	**--**	0.1	0.9	**--**	--	0.5
Premiums paid to counterparties	**--**	0.1	1.4	**--**	0.1	0.9	**--**	--	0.5

(12) COMMITMENTS AND CONTINGENCIES

(a) Capital Purchase Obligations - Alliant Energy has entered into capital purchase obligations that contain minimum future commitments related to certain capital expenditures for IPL's and WPL's proposed wind projects. The obligations are primarily related to capital purchase obligations under a master supply agreement executed in 2008 with Vestas for the purchase of 500 MW of wind turbine generator sets and related equipment to support IPL's and WPL's wind generation plans. A portion of the future payments are denominated in Euros and therefore are subject to change with fluctuations in currency exchange rates. At Dec. 31, 2009, Alliant Energy's minimum future commitments related to these capital expenditures were as follows (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
WPL	$174	$--	$--	$--	$--	$--	$174
IPL	91	39	--	--	--	--	130
Alliant Energy	$265	$39	$--	$--	$--	$--	$304

(b) Operating Expense Purchase Obligations - Alliant Energy has entered into various commodity supply, transportation and storage contracts to meet its obligations to deliver electricity and natural gas to its utility customers. Alliant Energy also enters into other operating expense purchase obligations with various vendors for other goods and services. At Dec. 31, 2009, Alliant Energy's minimum commitments related to these operating expense purchase obligations were as follows (in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Purchased power (a):							
DAEC (IPL)	$168	$176	$180	$200	$34	$--	$758
Kewaunee Nuclear Power Plant (WPL)	83	62	73	79	--	--	297
Other	79	30	2	--	--	--	111
	330	268	255	279	34	--	1,166
Natural gas	168	66	45	29	19	45	372
Coal	152	132	41	16	13	--	354
Emission allowances (b)	9	1	--	--	--	34	44
Other (c)	16	15	15	7	--	--	53
	$675	$482	$356	$331	$66	$79	$1,989

(a) Includes payments required by PPAs for capacity rights and minimum quantities of MWh required to be purchased.
(b) IPL has entered into forward contracts to purchase SO2 emission allowances with vintage years of 2014 through 2017 and NOx emission allowances with vintage years of 2009 through 2011 from various counterparties for $34 million and $10 million, respectively. IPL may utilize any SO2 emission allowances acquired under these forward contracts to meet requirements under the Acid Rain Program regulations or the more stringent Clean Air Interstate Rule (CAIR) emission reduction standards. IPL entered into the forward contracts to purchase NOx emission allowances solely for the purpose of compliance with the CAIR emission reduction standards. IPL is currently monitoring the status of the forward contracts to purchase SO2 and NOx emission allowances in light of various court rulings in 2008 and anticipated EPA proceedings regarding changes to CAIR. Alliant Energy does not currently believe any losses from these forward contracts are probable and therefore has not recognized any loss contingency amounts related to the forward contracts as of Dec. 31, 2009. Alliant Energy is currently unable to predict the ultimate impact these forward contracts will have on its financial condition or results of operations.
(c) Includes individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2009.

Alliant Energy enters into certain contracts that are considered leases and are therefore not included here, but are included in Note 3.

(c) Legal Proceedings -

Air Permitting Violation Claims - In October 2009, WPL, as an owner and the operator of the Nelson Dewey Generating Station (Nelson Dewey) and the Columbia Energy Center (Columbia), received from the Sierra Club a notice of intent to file a civil lawsuit (NOI) based on allegations that modifications were made at those facilities without complying with the Prevention of Significant Deterioration (PSD) program requirements, Title V Operating Permit requirements of the Clean Air Act (CAA) and state regulatory counterparts contained within the Wisconsin State Implementation Plans (SIP) designed to implement the CAA. In December 2009, WPL received from the Sierra Club a separate NOI, which contained similar allegations regarding the Edgewater Generating Station (Edgewater). The NOIs allege that various projects performed at Nelson Dewey, Columbia and Edgewater in years past were major modifications, as defined in the CAA, and that the owners violated the CAA when they undertook those projects without obtaining permits and installing the best available emission controls for SO2, NOx and particulate matter. In the Edgewater NOI, additional allegations were made regarding violations of emission limits for visible emissions.

In December 2009, the EPA sent a Notice of Violation (NOV) to WPL as an owner and the operator of Nelson Dewey, Columbia and Edgewater. The NOV alleges that the owners failed to comply with appropriate pre-construction review and permitting requirements and as a result violated the PSD program requirements, Title V Operating Permit requirements of the CAA and the SIP.

If pursued successfully by the EPA and/or the Sierra Club, these actions could result in civil penalties in amounts of up to $37,500 per day for each violation and/or injunctive relief to require installation of pollution control technology at Nelson Dewey, Columbia and Edgewater, which would increase Alliant Energy's future capital and operating expenditures. Alliant Energy is currently reviewing the allegations and is unable to predict the impact of the allegations on its financial condition or results of operations, but believes that an adverse outcome could be significant. WPL and the other owners of Columbia and Edgewater are exploring settlement options with each of the EPA and Sierra Club while simultaneously defending against these actions. Alliant Energy believes the projects at Nelson Dewey, Columbia and Edgewater were routine or not projected to increase emissions therefore did not violate the permitting requirements of the CAA. Alliant Energy does not currently believe any losses from these allegations are both probable and reasonably estimable and therefore has not recognized any related loss contingency amounts as of Dec. 31, 2009.

Shareowner Derivative Complaint - On Feb. 27, 2009, a purported shareowner filed in the Circuit Court for Dane County, Wisconsin, a derivative complaint against certain current and former officers and directors of Alliant Energy alleging that such officers and directors breached their fiduciary duties by approving sales of assets of Resources in violation of the Indenture with respect to the Exchangeable Senior Notes due 2030 and wasting Alliant Energy's assets by compensating such officers and directors in connection with such sales. Alliant Energy believes the derivative complaint is without merit and intends to vigorously defend against this litigation. The purported shareowner had previously made a demand asking the Board of Directors to take action to remedy the alleged breaches of fiduciary duties by certain officers and directors. Under Wisconsin law, if a shareowner commences a derivative proceeding after making such a demand, the court must dismiss such a derivative proceeding if a committee of independent directors appointed by independent directors determines, acting in good faith after conducting a reasonable inquiry upon which its conclusions are based, that maintenance of the derivative proceeding is not in the best interests of the corporation. The independent directors of Alliant Energy appointed such a special litigation committee of independent directors, which conducted an inquiry into the allegations made in the demand from the purported shareowner and in a report delivered to Alliant Energy determined that maintenance of the derivative proceeding is not in the best interests of Alliant Energy. Based on that report, on Sep. 14, 2009, Alliant Energy filed a motion to dismiss the derivative proceeding in the Circuit Court for Dane County, Wisconsin. Alliant Energy does not currently believe any losses from the purported shareowner action are both probable and reasonably estimable and therefore has not recognized any related loss contingency amounts as of Dec. 31, 2009.

Alliant Energy Cash Balance Pension Plan (Plan) - In February 2008, a class action lawsuit was filed against the Plan. The complaint alleges that certain Plan participants who received distributions prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 because the Plan applied an improper interest crediting rate to project the cash balance account to their normal retirement age. These Plan participants are limited to individuals who received a lump sum distribution and/or received any form of distribution calculated under the Plan's prior formula after that benefit was determined to be more valuable than their benefit calculated under the Plan's cash balance formula. The court has certified two subclasses of plaintiffs that in aggregate include all persons vested or partially vested in the Plan who received these distributions of the cash balance formula benefit from Jan. 1, 1998 through Aug. 17, 2006 including: 1) persons who received distributions from Jan. 1, 1998 through Feb. 28, 2002; and 2) persons who received distributions from Feb. 29, 2002 through Aug. 17, 2006. Alliant Energy is contesting the case and the parties are proceeding with discovery. In September 2009, the plaintiffs submitted reports by their expert witnesses that quantified the alleged underpayments owed to plaintiffs between $24 million and $54 million, including interest. Alliant Energy disputes these amounts. Trial is scheduled for June 2010. Alliant Energy is currently unable to predict the final outcome of the class action lawsuit or the ultimate impact on its financial condition or results of operations but believes an adverse outcome could have a material effect on its retirement plan funding and expense.

During 2009, the interest crediting rate used to project the cash balance account to participant's normal retirement age was also being considered by the IRS as part of its review of Alliant Energy's request for a favorable determination letter with respect to the tax-qualified status of the Plan. In December 2009, Alliant Energy reached a tentative agreement with the IRS, which is expected to result in Alliant Energy obtaining a favorable determination letter for the Plan. The agreement with the IRS will require an amendment to the Plan, which is expected to result in future payments to certain Plan participants.

As of Dec. 31, 2009, Alliant Energy recognized a loss contingency of $5 million ($2 million at IPL and $2 million at WPL) in aggregate related to the class action lawsuit and the anticipated Plan amendment resulting from the tentative agreement reached with the IRS.

Other - Alliant Energy is involved in other legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Guarantees and Indemnifications - Alliant Energy provided indemnifications associated with various sales of its non-regulated and utility businesses/assets for losses resulting from potential breach of the representations and warranties made by Alliant Energy on the sale dates and for the breach of its obligations under the sale agreements. Alliant Energy believes the likelihood of having to make any material cash payments under these indemnifications is remote. Alliant Energy recorded liabilities of $1 million related to these indemnifications as of Dec. 31, 2009. The terms of the indemnifications provided by Alliant Energy at Dec. 31, 2009 for the various sales were generally as follows (in millions):

Businesses/Assets Sold	Disposal Date	Maximum Limit	Expiration Date
Brazil	First quarter of 2006	$10	January 2011
New Zealand	Fourth quarter of 2006	152 (a)	March 2012
Mexico	Second quarter of 2007	20	June 2012

(a) Based on exchange rates at Dec. 31, 2009

Alliant Energy also continues to guarantee the abandonment obligations of Whiting Petroleum Corporation under the Point Arguello partnership agreements. The guarantee does not include a maximum limit. As of Dec. 31, 2009, the present value of the abandonment obligations is estimated at $23 million. Alliant Energy believes that no payments will be made under this guarantee.

Refer to Note 3(a) for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

(e) Environmental Matters - Alliant Energy is subject to environmental regulations as a result of its current and past operations. These regulations are designed to protect public health and the environment and have resulted in compliance, remediation, containment and monitoring obligations, which are recorded as environmental liabilities. At Dec. 31, current environmental liabilities were included in "Other current liabilities" and non-current environmental liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Current environmental liabilities	**$7.3**	$7.4	**$6.8**	$6.7	**$0.5**	$0.7
Non-current environmental liabilities	**27.5**	28.2	**23.4**	23.0	**4.0**	5.2
	$34.8	$35.6	**$30.2**	$29.7	**$4.5**	$5.9

MGP Sites - IPL and WPL have current or previous ownership interests in 40 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IPL and WPL have received letters from state environmental agencies requiring no further action at ten and eight sites, respectively. Additionally, IPL has met state environmental agency expectations at three additional sites requiring no further action for soil remediation. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IPL and WPL record environmental liabilities related to these MGP sites based upon periodic studies. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. There are inherent uncertainties associated with the estimated remaining costs for MGP projects primarily due to unknown site conditions and potential changes in regulatory agency requirements. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures incurred and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of Alliant Energy's sites to be $20 million ($15 million for IPL and $5 million for WPL) to $42 million ($36 million for IPL and $6 million for WPL). At Dec. 31, 2009, Alliant Energy had recorded $35 million in current and non-current environmental liabilities for its remaining costs to be incurred for these MGP sites.

Refer to Note 1(b) for discussion of regulatory assets recorded by IPL and WPL, which reflect the probable future rate recovery of MGP expenditures. Considering the current rate treatment, and assuming no material change therein, Alliant Energy believes that the clean-up costs incurred for these MGP sites will not have a material adverse effect on its financial condition or results of operations. Settlement has been reached with all of IPL's and WPL's insurance carriers regarding reimbursement for their MGP-related costs and such amounts have been accounted for as directed by the applicable regulatory jurisdiction.

Other Environmental Contingencies - In addition to the environmental liabilities discussed above, Alliant Energy also monitors various environmental regulations that may have a significant impact on its future operations. Given uncertainties regarding the outcome, timing and compliance plans for these environmental regulations, Alliant Energy is currently not able to determine the complete financial impact of these regulations but does believe that future capital investments and/or modifications to its electric generating facilities to comply with these regulations could be significant. Specific current, proposed or potential environmental regulations that may require significant future expenditures by Alliant Energy include, among others: CAIR, Clean Air Visibility Rule (CAVR), Utility Maximum Available Control Technology (MACT) Rule, Wisconsin State Mercury Rule, Wisconsin Reasonably Available Control Technology (RACT) Rule, Ozone National Ambient Air Quality Standard (NAAQS) Rule, Fine Particle NAAQS Rule, Nitrogen Dioxide (NO2) NAAQS Rule, SO2 NAAQS Rule, Industrial Boiler and Process Heater MACT Rule, Federal Clean Water Act including Section 316(b), Wisconsin State Thermal Rule, Coal Combustion By-products (CCB) and various legislation and EPA regulations to monitor and regulate the emission of greenhouse gases (GHG) including the EPA Mandatory GHG Reporting Rule, GHG Endangerment and Cause or Contribute Finding and GHG Tailoring Rule. The following provides a brief description of these environmental regulations.

Air Quality -
CAIR is an emissions trading program that requires SO2 and NOx emissions reductions at IPL's and WPL's electric generating units with greater than 25 MW capacity through installation of emission controls or purchases of allowances. The requirements of this rule remain subject to further review by the federal courts and the EPA.

CAVR addresses regional haze at national parks and wilderness areas and is expected to require reductions in visibility-impairing emissions, including particulate matter, SO2, and NOx, from certain electric generating units by installing emission controls including those determined to be Best Available Retrofit Technology. The requirements of this rule remain subject to further review by the federal courts and the EPA.

Utility MACT Standard is expected to require standards for the control of mercury and other federal hazardous air pollutants for coal- and oil-fired electric utility steam generating units over 25 MW.

Wisconsin State Mercury Rule requires WPL's existing coal-fired electric generating facilities to reduce annual mercury emissions by 40% from a historic baseline beginning in 2010, and to either achieve a 90% annual mercury emissions reduction standard or limit the annual concentration of mercury emissions to 0.008 pounds of mercury per gigawatt-hour beginning in 2015.

Wisconsin RACT Rule requires NOx emissions reductions at WPL's Edgewater generating facility since it is located in Sheboygan County, which is currently designated as a non-attainment area for the existing eight-hour ozone standard.

Ozone NAAQS Rule is expected to require NOx emissions reductions from electric generating units located in areas designated as non-attainment with a more stringent eight-hour ozone standard adopted in 2008 and is under review by the EPA to be further strengthened in 2010. The EPA's final designations identifying non-attainment areas for the revised ozone standard are expected to be issued in 2011.

Fine Particle NAAQS Rule may require SO2 and NOx emission reductions in areas designated as non-attainment. The EPA lowered the 24-hour standard and left the annual standard unchanged. In response to a February 2009 court decision, the EPA is reviewing whether the annual fine particulate matter (PM2.5) standard should also be lowered.

NO2 NAAQS Rule requires a new one-hour NO2 standard of 100 parts per billion (ppb) and associated ambient air monitoring requirements, while maintaining the current annual standard of 53 ppb. The EPA's final designations identifying non-attainment areas for the revised NO2 standard are expected to be issued in 2012.

SO2 NAAQS Rule is expected to establish a new one-hour SO2 standard and associated monitoring requirements. The proposed rule would revise the primary SO2 standard to a one-hour level of between 50 and 100 ppb. The EPA is under a court order to issue a final SO2 standard by June 2010.

Industrial Boiler and Process Heater MACT Rule may require reductions of emissions of hazardous air pollutants at smaller electric generating units less than 25 MW, auxiliary boilers and process heaters located at electric generating facilities. The requirements of this rule remain subject to further review by the federal courts, the EPA and state environmental agencies.

Water Quality -
Section 316(b) of the Federal Clean Water Act is expected to require modifications to cooling water intake structures at seven of IPL's electric generating facilities and three of WPL's electric generating facilities to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. The requirements of this rule remain subject to further review by the federal courts and the EPA.

Wisconsin State Thermal Rule is expected to require modifications to certain of WPL's electric generating facilities to limit the amount of heat those facilities can discharge into Wisconsin waters. The requirements of this state adopted rule remain subject to further review and approval by the EPA.

Land and Solid Waste -
CCB could impose additional requirements for CCB management, beneficial use applications and disposal.

GHG Emissions -
Proposed GHG Emission Legislation and EPA Regulations - Public awareness of climate change may result in policymakers taking action to mitigate global warming. Several members of Congress have proposed legislation to regulate GHG emissions, primarily targeting reductions of carbon dioxide (CO2) emissions. State and regional initiatives to address GHG emissions are also underway in states covering Alliant Energy's utility service territories. Alliant Energy continues to take voluntary measures to reduce its GHG emissions, including CO2, as prudent steps to address potential climate change regulations.

EPA Mandatory GHG Reporting Rule requires that sources above certain threshold levels monitor and report GHG emissions. The annual reporting compliance requirement begins for the calendar year 2010 with the first GHG emissions reports due by March 2011.

GHG Endangerment and Cause or Contribute Finding is an EPA rule establishing that current and projected concentrations of GHG emissions in the atmosphere threaten the public health and welfare. The finalization of these findings is requisite to EPA's future issuance of regulations to reduce GHG emissions from motor vehicles or other emissions sources, which could include electric utility operations.

GHG Tailoring Rule is an EPA rule proposal to establish CAA permit applicability thresholds for construction and operation of facilities emitting GHG. The proposal would also require new and significantly modified facilities to demonstrate use of the Best Available Control Technologies and energy efficiency measures to minimize GHG emissions.

(f) Credit Risk - Alliant Energy is subject to credit risk related to the ability of counterparties to meet its contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities, other goods or services at the contracted price.

IPL and WPL provide regulated electricity and natural gas services to residential, commercial, industrial and wholesale customers in the Midwest region of the U.S. The geographic concentration of their customers did not contribute significantly to their overall exposure to credit risk. In addition, as a result of their diverse customer base, IPL and WPL did not have any significant concentration of credit risk for receivables arising from the sale of electricity and natural gas services.

IPL and WPL are typically net buyers of commodities (primarily electricity, coal and natural gas) required to provide regulated electricity and natural gas services to their customers. As a result, IPL and WPL are also subject to credit risk related to their counterparties' failures to deliver commodities at the contracted price.

Alliant Energy maintains credit policies to minimize its credit risk. These credit policies include evaluation of the financial condition of counterparties, use of credit risk-related contingent provisions in certain commodity agreements that require credit support from counterparties that exceed certain exposure limits, diversification of counterparties to minimize concentrations of credit risk and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. Based on these credit policies, it is unlikely that a material adverse effect on Alliant Energy's financial condition or results of operations would occur as a result of counterparty non-performance. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

(g) Sutherland #4 Generation Project - In November 2007, IPL, Central Iowa Power Cooperative (CIPCO) and Corn Belt Power Cooperative (Corn Belt) entered into a joint operating agreement for joint ownership of the proposed 630 MW coal-fired electric generating facility in Marshalltown, Iowa referred to as Sutherland #4. In January 2008 and January 2009, several members of North Iowa Municipal Electric Cooperative Association (NIMECA) also entered into the joint operating agreement for Sutherland #4 with IPL, CIPCO and Corn Belt. In March 2009, a decision was made not to proceed with the construction of Sutherland #4. The decision was based on a combination of factors including current economic and financial conditions; increasing environmental, legislative and regulatory uncertainty regarding future regulation of GHG and other air emissions; and regulatory conditions placed upon the project.

The joint operating agreement for Sutherland #4 included a provision that obligated IPL to reimburse its joint partners (CIPCO, Corn Belt and NIMECA) for payments they incurred for Sutherland #4 if IPL notified each of the joint partners in writing that it is abandoning Sutherland #4 due to a decision by the IUB regarding IPL's allowed return on equity for Sutherland #4 that is unsatisfactory to IPL in its sole discretion. In the third and fourth quarters of 2009, IPL received correspondence from its joint partners alleging IPL was obligated under the terms of the joint operating agreement to reimburse the joint partners for payments they incurred for Sutherland #4, which totaled $14 million in aggregate. In the fourth quarter of 2009, IPL entered into a settlement agreement with its joint partners to resolve this matter, which resulted in IPL making $4 million of aggregate payments to its joint partners in the fourth quarter of 2009. The $4 million of aggregate payments were recorded in "Utility other operation and maintenance" in the Consolidated Statement of Income in 2009.

(h) Collective Bargaining Agreements - At Dec. 31, 2009, employees covered by collective bargaining agreements represented 50% of total employees of Alliant Energy. In August 2010, IPL's collective bargaining agreement with International Brotherhood of Electrical Workers (IBEW) Local 204 (Cedar Rapids) expires representing 15% of total employees of Alliant Energy. While negotiations to renew the contract with IBEW Local 204 (Cedar Rapids) are underway, Alliant Energy is currently unable to predict the outcome.

(i) WPL's Contingent Purchase Agreement for Edgewater Generating Station Unit 5 (Edgewater Unit 5) - In 2009, WPL and Wisconsin Electric Power Company (WEPCO) entered into a contingent agreement for WPL to purchase WEPCO's 25% ownership interest in Edgewater Unit 5. The agreement will become binding if WEPCO is unable to reach an agreement with a third party to sell its interest. The transaction is subject to customary closing conditions, including the receipt of applicable regulatory approvals. If the purchase is completed, WPL would own 100% of Edgewater Unit 5.

(13) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other utilities, IPL and WPL have undivided ownership interests in jointly-owned electric generating facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. Kilowatt-hour generation and operating expenses are primarily divided between the joint owners on the same basis as ownership. IPL's and WPL's shares of expenses from jointly-owned electric generating facilities are included in the corresponding operating expenses (e.g. electric production fuel, other operation and maintenance, etc.) on the Consolidated Statements of Income. Refer to Note 1(b) for further discussion of cost of removal obligations. Information relative to IPL's and WPL's ownership interest in these jointly-owned electric generating facilities at Dec. 31, 2009 was as follows (dollars in millions):

	In-service Dates	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work in Progress	Cost of Removal Obligations Included in Regulatory Liabilities
IPL							
Ottumwa	1981	Coal	48.0	$226.4	$103.4	$0.4	$13.4
Neal Unit 4	1979	Coal	25.7	96.7	61.4	0.3	10.4
Neal Unit 3	1975	Coal	28.0	58.9	36.1	0.1	4.9
Louisa Unit 1	1983	Coal	4.0	35.3	18.0	0.1	2.7
				417.3	218.9	0.9	31.4
WPL							
Edgewater Unit 5 (a)	1985	Coal	75.0	256.6	144.5	0.2	11.7
Columbia	1975-1978	Coal	46.2	238.8	144.2	2.8	9.3
Edgewater Unit 4	1969	Coal	68.2	84.4	43.3	0.6	2.6
				579.8	332.0	3.6	23.6
				$997.1	$550.9	$4.5	$55.0

(a) Refer to Note 12(i) for discussion of WPL's contingent agreement to purchase the remaining 25% ownership interest in Edgewater Unit 5 from WEPCO.

(14) SEGMENTS OF BUSINESS

Alliant Energy's principal businesses as of Dec. 31, 2009 are:

- **Utility business -** includes the operations of IPL and WPL, which serve customers in Iowa, Wisconsin and Minnesota. The utility business has three segments: a) electric operations; b) gas operations; and c) other, which includes steam operations, various other energy-related products and services and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Utility Business." Also included for 2007 are operations of Alliant Energy's utility operations in Illinois and IPL's electric transmission assets sold in 2007. Refer to Notes 17 and 22 for additional information on these sales.
- **Non-regulated businesses -** includes the operations of Resources and its subsidiaries. The non-regulated businesses have two segments: a) RMT; and b) other, which includes the operations of the Non-regulated Generation business, Transportation business and other non-regulated investments described in Note 1(a); the operations of Resources (the non-regulated parent company); and any Resources consolidating adjustments.
- **Other -** includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company consolidating adjustments.

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on services agreements. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Certain financial information relating to Alliant Energy's business segments, products and services and geographic information was as follows (in millions):

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2009									
Operating revenues	**$2,475.9**	**$525.3**	**$92.9**	**$3,094.1**	**$294.1**	**$49.7**	**$343.8**	**($5.1)**	**$3,432.8**
Depreciation and amortization	**233.5**	**25.8**	**8.9**	**268.2**	**2.4**	**7.3**	**9.7**	**(2.3)**	**275.6**
Operating income (loss)	**342.2**	**52.3**	**(5.8)**	**388.7**	**(4.9)**	**16.0**	**11.1**	**(2.6)**	**397.2**
Interest expense, net of AFUDC				**111.6**	**0.2**	**3.4**	**3.6**	**--**	**115.2**
Loss on early extinguishment of debt				**--**	**--**	**--**	**--**	**203.0**	**203.0**
Equity (income) loss from unconsolidated investments, net	**(37.0)**	**--**	**--**	**(37.0)**	**--**	**0.4**	**0.4**	**--**	**(36.6)**
Interest income and other				**(1.2)**	**(1.1)**	**(15.2)**	**(16.3)**	**12.9**	**(4.6)**
Income tax expense (benefit)				**72.8**	**(2.5)**	**15.4**	**12.9**	**(94.9)**	**(9.2)**
Income (loss) from continuing operations, net of tax				**242.5**	**(1.5)**	**12.0**	**10.5**	**(123.6)**	**129.4**
Income from discontinued operations, net of tax				**--**	**--**	**0.3**	**0.3**	**--**	**0.3**
Net income (loss)				**242.5**	**(1.5)**	**12.3**	**10.8**	**(123.6)**	**129.7**
Preferred dividends				**18.7**	**--**	**--**	**--**	**--**	**18.7**
Net income (loss) attributable to Alliant Energy common shareowners				**223.8**	**(1.5)**	**12.3**	**10.8**	**(123.6)**	**111.0**
Total assets	**6,867.6**	**803.1**	**902.9**	**8,573.6**	**63.6**	**360.9**	**424.5**	**37.9**	**9,036.0**
Investments in equity method subsidiaries	**227.1**	**--**	**--**	**227.1**	**--**	**2.1**	**2.1**	**--**	**229.2**
Construction and acquisition expenditures	**1,191.8**	**45.2**	**5.0**	**1,242.0**	**8.2**	**15.8**	**24.0**	**(63.4)**	**1,202.6**

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2008									
Operating revenues	$2,411.3	$710.4	$102.1	$3,223.8	$396.8	$66.8	$463.6	($5.7)	$3,681.7
Depreciation and amortization	204.8	25.1	3.1	233.0	1.5	9.7	11.2	(2.3)	241.9
Operating income (loss)	386.3	61.5	(3.2)	444.6	20.7	20.8	41.5	2.5	488.6
Interest expense, net of AFUDC				99.4	--	13.1	13.1	(11.4)	101.1
Equity (income) loss from unconsolidated investments, net	(33.9)	--	--	(33.9)	--	0.7	0.7	--	(33.2)
Interest income and other				(1.9)	(1.8)	(16.9)	(18.7)	2.4	(18.2)
Income taxes				121.0	8.9	8.2	17.1	2.1	140.2
Income from continuing operations, net of tax				260.0	13.6	15.7	29.3	9.4	298.7
Income from discontinued operations, net of tax				--	--	8.0	8.0	--	8.0
Net income				260.0	13.6	23.7	37.3	9.4	306.7
Preferred dividends				18.7	--	--	--	--	18.7
Net income attributable to Alliant Energy common shareowners				241.3	13.6	23.7	37.3	9.4	288.0
Total assets	5,724.6	850.5	901.3	7,476.4	110.6	416.9	527.5	197.6	8,201.5
Investments in equity method subsidiaries	203.6	--	--	203.6	--	2.3	2.3	--	205.9
Construction and acquisition expenditures	775.1	39.8	27.5	842.4	2.5	14.8	17.3	19.3	879.0

	Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	RMT	Other	Total	Other	Consolidated
2007									
Operating revenues	$2,410.8	$630.2	$71.7	$3,112.7	$262.9	$67.6	$330.5	($5.6)	$3,437.6
Depreciation and amortization	224.6	26.4	2.0	253.0	1.2	10.8	12.0	(2.3)	262.7
Gain on sale of IPL's electric transmission assets	218.8	--	--	218.8	--	--	--	--	218.8
Operating income (loss)	669.9	59.9	(4.0)	725.8	14.8	21.8	36.6	0.7	763.1
Interest expense, net of AFUDC				106.1	--	16.8	16.8	(14.0)	108.9
Equity income from unconsolidated investments, net	(28.4)	--	--	(28.4)	--	(0.9)	(0.9)	--	(29.3)
Interest income and other				(1.8)	(1.0)	(21.0)	(22.0)	8.1	(15.7)
Income taxes				246.1	6.4	1.6	8.0	1.7	255.8
Income from continuing operations, net of tax				403.8	9.4	25.3	34.7	4.9	443.4
Income from discontinued operations, net of tax				--	--	0.6	0.6	--	0.6
Net income				403.8	9.4	25.9	35.3	4.9	444.0
Preferred dividends				18.7	--	--	--	--	18.7
Net income attributable to Alliant Energy common shareowners				385.1	9.4	25.9	35.3	4.9	425.3
Total assets	4,861.8	740.1	548.7	6,150.6	108.9	416.3	525.2	513.9	7,189.7
Investments in equity method subsidiaries	182.0	--	--	182.0	--	3.9	3.9	--	185.9
Construction and acquisition expenditures	476.0	40.2	2.3	518.5	2.2	7.6	9.8	13.7	542.0

Products and Services - Alliant Energy's consolidated operating revenues by segment were as follows:

	2009	2008	2007
Utility - electric	**72%**	65%	70%
Utility - gas	**15%**	19%	18%
Non-regulated - RMT	**9%**	11%	8%
Other	**4%**	5%	4%
	100%	100%	100%

Geographic Information - At Dec. 31, 2009, 2008 and 2007, Alliant Energy's long-lived assets to be held and used in foreign countries were not material.

(15) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill - At both Dec. 31, 2009 and 2008, Alliant Energy had $3 million of goodwill related to RMT included in "Other assets - deferred charges and other" on the Consolidated Balance Sheets.

Emission Allowances - The gross carrying amount and accumulated amortization of emission allowances were recorded as intangible assets in "Other assets - deferred charges and other" on the Consolidated Balance Sheets at Dec. 31 as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Gross carrying amount	**$68.0**	$65.1	**$59.0**	$57.9	**$9.0**	$7.2
Accumulated amortization	**16.7**	0.8	**11.8**	0.8	**4.9**	--

Amortization expense for emission allowances is recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. Amortization expense for emission allowances was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Amortization expense	**$16.7**	$--	$--	**$11.8**	$--	$--	**$4.9**	$--	$--

At Dec. 31, 2009, estimated amortization expense for 2010 to 2014 for emission allowances was as follows (in millions):

	2010	2011	2012	2013	2014
IPL	$12.6	$13.9	$9.3	$8.0	$3.4
WPL	3.6	0.4	0.1	--	--
Alliant Energy	$16.2	$14.3	$9.4	$8.0	$3.4

(16) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per diluted share. Summation of the individual quarters may not equal annual totals due to rounding.

	2009				2008			
	March 31	**June 30**	**Sep. 30**	**Dec. 31**	March 31	June 30	Sep. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$949.9**	**$742.3**	**$885.7**	**$854.9**	$992.0	$827.4	$980.3	$882.0
Operating income	**73.7**	**62.8**	**159.9**	**100.8**	125.1	82.0	190.5	91.0
Amounts attributable to Alliant Energy common shareowners:								
Income (loss) from continuing operations, net of tax (a)	**72.6**	**29.1**	**(43.3)**	**52.3**	68.1	51.8	109.1	51.0
Income (loss) from discontinued operations, net of tax (Refer to Note 17)	**--**	**--**	**(1.0)**	**1.3**	--	9.0	(0.6)	(0.4)
Net income (loss) (a)	**72.6**	**29.1**	**(44.3)**	**53.6**	68.1	60.8	108.5	50.6
Earnings per weighted average common share attributable to Alliant Energy common shareowners:								
Income (loss) from continuing operations, net of tax (a)	**0.66**	**0.26**	**(0.39)**	**0.48**	0.62	0.47	0.99	0.46
Income (loss) from discontinued operations, net of tax	**--**	**--**	**(0.01)**	**0.01**	--	0.08	(0.01)	--
Net income (loss) (a)	**0.66**	**0.26**	**(0.40)**	**0.49**	0.62	0.55	0.98	0.46

(a) In the third quarter of 2009, Alliant Energy recorded an after-tax loss of $128 million, or $1.16 per share, related to a loss on the early extinguishment of its Exchangeable Senior Notes due 2030.

(17) DISCONTINUED OPERATIONS

Alliant Energy has completed the disposal of certain non-regulated and utility businesses and other assets in order to strengthen its financial profile and narrow its strategic focus and risk profile. The following businesses/assets were sold during 2007 and qualified as assets held for sale before they were sold:

Business/Asset	Disposal Date	Segment
Non-regulated business - Mexico	Second quarter of 2007	Non-regulated - Other
Utility assets:		
WPL's electric and gas utility assets in Illinois (a)	First quarter of 2007	Utility - Electric and Gas
IPL's electric and gas utility assets in Illinois (b)	First quarter of 2007	Utility - Electric and Gas
IPL's electric transmission assets (Note 22)	Fourth quarter of 2007	Utility - Electric

(a) Upon completion of this sale, WPL received net proceeds of $24 million.
(b) Upon completion of this sale, IPL received net proceeds of $28 million.

The operating results of the non-regulated business listed in the above table have been separately classified and reported as discontinued operations in the Consolidated Statements of Income. The operating results of the utility assets listed in the above table have not been reported as discontinued operations due to Alliant Energy's continuing involvement in the operations of these assets after the disposal transaction.

A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in millions):

	2009	2008	2007
Operating expenses (excluding losses)	**$--**	$0.3	$3.4
(Gains) losses, net:			
Mexico business (a)	**--**	--	(10.7)
Other	**--**	--	1.5
Interest expense and other	**--**	--	1.6
Income (loss) before income taxes	**--**	(0.3)	4.2
Income tax expense (benefit) (b)(c)	**(0.3)**	(8.3)	3.6
Income from discontinued operations, net of tax	**$0.3**	$8.0	$0.6

(a) In 2007, Alliant Energy received net proceeds of $66 million and recorded a $10.7 million pre-tax gain related to the sale of its Mexico business. The increase in the fair value during 2007 that was realized upon sale of the Mexico business was largely due to the resolution of uncertainties regarding completion of the pending sale.
(b) In 2008, Alliant Energy reached a settlement with the IRS related to the audit of its U.S. federal income tax returns for calendar years 2002 through 2004. As a result of completing the audit and recording known adjustments for the tax returns for calendar years 2005 and 2007, Alliant Energy recorded decreases in its liabilities for uncertain tax positions and related interest, net of tax, and changes to its provision for income taxes including the impact of $8 million of income tax benefits allocated to its discontinued operations in 2008 largely related to its former Australia and China businesses.
(c) In 2007, Alliant Energy reached a settlement with the IRS related to the audit of its U.S. federal income tax returns for calendar years 1999 through 2001, reassessed the most likely outcome of its 2002 through 2005 federal and state income tax audits and completed the filing of its U.S. federal income tax return for the calendar year 2006. In addition, Alliant Energy reversed deferred tax asset valuation allowances originally recorded in prior years related to a change in Alliant Energy's anticipated ability to utilize certain capital losses prior to the expiration period. As a result of these events, Alliant Energy recorded changes to its provision for income taxes including the impact of $1.3 million of income tax expense allocated to its discontinued operations in 2007 related to its former Australia, Energy Services and China businesses.

A summary of the components of cash flows for discontinued operations was as follows (in millions):

	2009	2008	2007
Net cash flows used for operating activities	**$--**	$--	($11.7)
Proceeds from the disposition of assets	**--**	--	66.1
Net cash flows from other investing activities	**--**	--	0.1
Net cash flows from investing activities	**--**	--	66.2
Net cash flows from financing activities	**--**	--	10.8

(18) ASSET RETIREMENT OBLIGATIONS (AROs)
Alliant Energy's AROs relate to legal obligations for the removal, closure or dismantlement of several assets including, but not limited to, active ash landfills, water intake facilities, above ground and under ground storage tanks, groundwater wells, distribution equipment, easement improvements, leasehold improvements and certain hydro facilities. Alliant Energy's AROs also include legal obligations for the management and final disposition of asbestos, lead-based paint and polychlorinated biphenyls (PCB) and closure of coal yards and ash ponds. Alliant Energy's AROs are recorded in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets. Refer to Note 1(b) for information regarding regulatory assets related to AROs. A reconciliation of the changes in AROs associated with long-lived assets is as follows (in millions):

	Alliant Energy		IPL		WPL	
	2009	2008	**2009**	2008	**2009**	2008
Balance at Jan. 1	**$48.4**	$42.8	**$30.5**	$30.9	**$17.9**	$11.9
Liabilities incurred (a)(b)	**11.6**	7.8	**11.6**	3.2	--	4.6
Accretion expense	**2.8**	2.2	**1.7**	1.5	**1.1**	0.7
Revisions in estimated cash flows (a)(c)	**2.7**	7.8	--	6.7	**2.7**	1.1
Liabilities settled (a)	**(2.2)**	(12.2)	**(1.9)**	(11.8)	**(0.3)**	(0.4)
Balance at Dec. 31	**$63.3**	$48.4	**$41.9**	$30.5	**$21.4**	$17.9

(a) In 2009, IPL recorded liabilities settled of $1.2 million due to expenditures for asbestos and lead remediation at its Sixth Street and Prairie Creek Generating Stations required as a result of the impacts of the severe Midwest flooding at these generating stations in June 2008. In 2008, IPL recorded changes to liabilities incurred of $3.2 million, revisions in estimated cash flows of $6.7 million and liabilities settled of $10.6 million due to asbestos and lead remediation as a result of the impacts of the severe Midwest flooding at these generating stations in June 2008.
(b) In 2009, IPL recorded AROs of $11.6 million related to its Whispering Willow - East wind project. In 2008, WPL recorded AROs of $4.6 million related to its Cedar Ridge wind project.
(c) In 2009, WPL recorded revisions in estimated cash flows of $2.7 million based on revised remediation timing and cost information for its Columbia landfill ARO.

(19) VARIABLE INTEREST ENTITIES (VIEs)
An entity is considered a VIE if its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or its equity investors lack any one of the following three characteristics: (1) control of the entity through voting rights; (2) the obligation to absorb expected losses of the entity; or (3) the right to receive expected benefits of the entity. The primary beneficiary of a VIE is required to consolidate the financial statements of the VIE.

After making an ongoing exhaustive effort, Alliant Energy concluded it was unable to obtain the information necessary from the counterparty (subsidiary of Calpine Corporation) for the Riverside PPA for Alliant Energy to determine whether the counterparty is a VIE and if Alliant Energy is the primary beneficiary. This PPA is currently accounted for as an operating lease. The counterparty for the Riverside PPA sells a portion of its generating capacity to WPL and can sell its energy output to WPL. Alliant Energy's maximum exposure to loss from this PPA is undeterminable due to the inability to obtain the necessary information to complete such evaluation. In 2009, 2008 and 2007, Alliant Energy's (primarily WPL's) costs, excluding fuel costs, related to the Riverside PPA were $63 million, $63 million and $64 million, respectively.

IPL uses special purpose entities for its sale of accounts receivable program. Prior to Jan. 1, 2010, special purpose entities were excluded from the scope of the accounting pronouncement for VIEs and therefore did not require consolidation. Refer to Note 1(r) for discussion of new accounting standards effective Jan. 1, 2010, which impact the accounting for special purpose entities.

(20) RELATED PARTIES

ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. ATC previously provided operation and maintenance services to IPL. The related amounts billed between the parties were as follows (in millions):

	2009	2008	2007
ATC billings to WPL	**$83**	$82	$72
WPL billings to ATC	**13**	9	9
ATC billings to IPL	**--**	--	3

As of Dec. 31, 2009 and 2008, WPL owed ATC net amounts of $5 million and $6 million, respectively.

(21) EARNINGS PER SHARE

A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per weighted average common share (EPS) calculation was as follows (in thousands):

Weighted average common shares outstanding:	**2009**	2008	2007
Basic EPS calculation	**110,268**	110,170	112,284
Effect of dilutive share-based awards	**84**	138	237
Diluted EPS calculation	**110,352**	110,308	112,521

The following options to purchase shares of common stock were excluded from the calculation of diluted EPS as the exercise prices were greater than the average market price:

	2009	2008	2007
Options to purchase shares of common stock	**313,237**	41,939	--
Weighted average exercise price of options excluded	**$29.26**	$30.98	$--

(22) SALE OF IPL'S ELECTRIC TRANSMISSION ASSETS

In December 2007, IPL completed the sale of its electric transmission assets located in Iowa, Minnesota and Illinois to ITC, a wholly owned subsidiary of ITC Holdings Corporation (ITC Holdings), for net proceeds of $772 million. Such proceeds were subject to post-closing adjustments based on the value of the net assets transferred as of the closing date and assumption by ITC of certain liabilities of IPL, which resulted in $4 million of additional net proceeds in 2008. IPL used proceeds from the sale to issue a $400 million dividend to Alliant Energy, to retire $150 million of its short-term debt, to fund investments in short-term securities and for general corporate purposes. Pursuant to the sale agreement, ITC acquired IPL's transmission assets at 34.5-kilovolts and higher, including transmission lines, transmission substations, and associated land rights, contracts, permits and equipment. IPL sold its electric transmission assets in December 2007 in order to monetize the value of the assets to help fund future capital expenditures, to capture tax benefits under federal tax policy that allowed deferral of gains on sales of qualifying electric transmission assets completed prior to Jan. 1, 2008 and to promote regional transmission expansion that is expected to improve transmission reliability and access for its customers in Iowa and Minnesota.

The sale of IPL's electric transmission assets resulted in a pre-tax gain of $219 million, which was recorded in "Gain on sale of IPL's electric transmission assets" in the Consolidated Statement of Income in 2007. The gain reflected the net proceeds from the sale less the net assets sold and an $89 million regulatory liability established pursuant to an IUB order. Refer to Note 1(b) for further discussion of this regulatory liability. By closing the sale by the end of 2007 and by meeting certain other requirements, IPL qualifies for a provision of the tax law that allows IPL to pay taxes related to the gain on the sale ratably over an eight-year period.

The operating results of IPL's electric transmission assets have not been reported as discontinued operations due to Alliant Energy's continuing involvement in the operations of these assets after the disposal transaction. Refer to Note 17 for additional information.

The transmission rates that ITC Holdings' subsidiaries charge their utility customers for transmission service are fully regulated by FERC. Subsequent to the closing date, IPL pays the regulated rates to ITC for transmission services needed to serve its customers.

SELECTED FINANCIAL AND OPERATING STATISTICS

FINANCIAL INFORMATION	**2009 (a)**	2008 (a)	2007 (a)	2006	2005
	(dollars in millions, except per share data)				
Income Statement Data:					
Operating revenues	**$3,432.8**	$3,681.7	$3,437.6	$3,359.4	$3,279.6
Income from continuing operations, net of tax	**129.4**	298.7	443.4	357.0	75.1
Income (loss) from discontinued operations, net of tax	**0.3**	8.0	0.6	(22.6)	(64.1)
Net income	**129.7**	306.7	444.0	334.4	11.0
Amounts attributable to Alliant Energy common shareowners:					
Income from continuing operations, net of tax	**110.7**	280.0	424.7	338.3	56.4
Income (loss) from discontinued operations, net of tax	**0.3**	8.0	0.6	(22.6)	(64.1)
Net income (loss)	**111.0**	288.0	425.3	315.7	(7.7)
Common Stock Data:					
Earnings per weighted average common share attributable to Alliant Energy common shareowners (basic):					
Income from continuing operations, net of tax	**$1.01**	$2.54	$3.78	$2.90	$0.48
Income (loss) from discontinued operations, net of tax	**$-**	$0.07	$0.01	($0.20)	($0.55)
Net income (loss)	**$1.01**	$2.61	$3.79	$2.70	($0.07)
Earnings per weighted average common share attributable to Alliant Energy common shareowners (diluted):					
Income from continuing operations, net of tax	**$1.01**	$2.54	$3.77	$2.89	$0.48
Income (loss) from discontinued operations, net of tax	**$-**	$0.07	$0.01	($0.20)	($0.55)
Net income (loss)	**$1.01**	$2.61	$3.78	$2.69	($0.07)
Common shares outstanding at year-end (000s)	**110,656**	110,449	110,359	116,127	117,036
Dividends declared per common share	**$1.50**	$1.40	$1.27	$1.15	$1.05
Market value per share at year-end	**$30.26**	$29.18	$40.69	$37.77	$28.04
Book value per share at year-end	**$25.06**	$25.56	$24.30	$22.83	$20.85
Market capitalization at year-end	**$3,348.5**	$3,222.9	$4,490.5	$4,386.1	$3,281.7
Other Selected Financial Data:					
Cash flows from operating activities	**$657.1**	$338.2	$607.5	$422.0	$584.1
Construction and acquisition expenditures	**$1,202.6**	$879.0	$542.0	$399.0	$538.1
Total assets at year-end	**$9,036.0**	$8,201.5	$7,189.7	$7,084.1	$7,733.1
Long-term obligations, net	**$2,512.2**	$1,887.1	$1,547.1	$1,520.7	$2,147.0
Times interest earned before income taxes (b)	**1.78X**	4.49X	6.99X	4.84X	1.13X
Capitalization ratios:					
Common equity	**49%**	56%	59%	58%	48%
Preferred stock	**4%**	5%	5%	5%	5%
Long- and short-term debt	**47%**	39%	36%	37%	47%
Total	**100%**	100%	100%	100%	100%

(a) Refer to "Results of Operations" in MDA for discussion of the 2009, 2008 and 2007 results of operations.

(b) Represents the sum of income from continuing operations before income taxes plus interest expense, divided by interest expense. The calculation does not consider the "Loss on early extinguishment of debt" that Alliant Energy has incurred as part of interest expense.

ELECTRIC OPERATING INFORMATION	**2009**	2008	2007	2006	2005
Operating Revenues (in millions) (a):					
Residential	**$868.6**	$844.7	$847.5	$857.1	$823.4
Commercial	**556.8**	537.5	535.2	549.8	497.4
Industrial	**710.7**	734.7	731.9	763.7	675.2
Retail subtotal	**2,136.1**	2,116.9	2,114.6	2,170.6	1,996.0
Sales for resale:					
Wholesale	**190.1**	201.9	179.8	145.2	158.7
Bulk power and other	**98.3**	31.1	56.7	68.5	114.6
Other (includes wheeling)	**51.4**	61.4	59.7	58.7	51.3
Total	**$2,475.9**	$2,411.3	$2,410.8	$2,443.0	$2,320.6
Electric Sales (000s megawatt-hours (MWh)) (a):					
Residential	**7,532**	7,664	7,753	7,670	7,881
Commercial	**6,108**	6,181	6,222	6,187	6,110
Industrial	**10,948**	12,490	12,692	12,808	12,830
Retail subtotal	**24,588**	26,335	26,667	26,665	26,821
Sales for resale:					
Wholesale	**3,251**	3,813	3,547	3,064	3,161
Bulk power and other	**2,583**	983	2,550	2,632	2,933
Other	**155**	164	167	171	173
Total	**30,577**	31,295	32,931	32,532	33,088
Customers (End of Period) (a):					
Residential	**840,927**	840,644	840,122	855,948	849,845
Commercial	**135,099**	134,536	134,235	135,822	134,149
Industrial	**2,881**	2,934	2,964	3,064	3,044
Other	**3,555**	3,534	3,529	3,391	3,368
Total	**982,462**	981,648	980,850	998,225	990,406
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,491**	5,491	5,751	5,989	5,932
Cooling degree days (b):					
Cedar Rapids, Iowa (IPL) (normal - 779)	**406**	583	846	765	891
Madison, Wisconsin (WPL) (normal - 642)	**368**	538	781	637	847
Sources of electric energy (000s MWh):					
Coal	**15,321**	17,495	18,643	17,578	17,360
Purchased power:					
Nuclear (c)	**5,428**	5,465	5,103	5,128	1,008
Wind	**957**	853	872	840	823
Other	**8,585**	7,013	7,426	8,088	9,062
Gas	**661**	1,037	1,894	1,541	2,052
Wind	**222**	30	-	-	-
Nuclear (c)	**-**	-	-	264	3,461
Other	**180**	215	309	263	297
Total	**31,354**	32,108	34,247	33,702	34,063
Revenue per kilowatt-hour (KWh) sold to retail customers (cents)	**8.69**	8.04	7.93	8.14	7.44

(a) In February 2007, Alliant Energy sold its electric distribution properties in Illinois. At the date of the sale, Alliant Energy had approximately 22,000 electric retail customers in Illinois. Prior to the asset sales, the electric sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above. Following the asset sales, any electric sales associated with these customers are included in wholesale electric sales.

(b) Cooling degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical cooling degree days.

(c) In January 2006 and July 2005, IPL and WPL sold their respective interests in DAEC and Kewaunee and upon closing of the sales entered into long-term purchased power agreements to purchase energy and capacity from DAEC and Kewaunee, respectively.

GAS OPERATING INFORMATION	**2009**	2008	2007	2006	2005
Operating Revenues (in millions) (a):					
Residential	**$290.8**	$385.0	$348.6	$342.8	$358.1
Commercial	**174.7**	240.5	199.0	198.8	202.0
Industrial	**30.7**	51.1	39.4	38.7	43.8
Retail subtotal	**496.2**	676.6	587.0	580.3	603.9
Interdepartmental	**4.9**	7.8	17.4	19.2	55.9
Transportation/other	**24.2**	26.0	25.8	33.8	25.3
Total	**$525.3**	$710.4	$630.2	$633.3	$685.1
Gas Sales (000s Dths) (a):					
Residential	**27,711**	30,630	28,137	26,406	28,554
Commercial	**20,725**	22,461	19,417	18,707	18,763
Industrial	**4,558**	5,558	4,694	4,498	4,406
Retail subtotal	**52,994**	58,649	52,248	49,611	51,723
Interdepartmental	**938**	1,373	2,591	2,468	6,959
Transportation/other	**53,580**	59,253	58,911	53,436	55,891
Total	**107,512**	119,275	113,750	105,515	114,573
Retail Customers at End of Period (a):					
Residential	**365,597**	365,193	363,825	374,494	371,443
Commercial	**45,641**	45,413	45,374	46,319	46,153
Industrial	**571**	584	591	657	692
Total	**411,809**	411,190	409,790	421,470	418,288
Other Selected Gas Data:					
Heating degree days (b):					
Cedar Rapids, Iowa (IPL) (normal - 6,732)	**7,074**	7,636	6,815	6,247	6,585
Madison, Wisconsin (WPL) (normal - 7,095)	**7,356**	7,714	6,935	6,520	6,840
Revenue per Dth sold to retail customers	**$9.36**	$11.54	$11.23	$11.70	$11.68
Purchased gas costs per Dth sold to retail customers	**$6.47**	$8.73	$8.11	$8.32	$8.68

(a) In February 2007, Alliant Energy sold its natural gas properties in Illinois. At the date of the sale, Alliant Energy had approximately 14,000 gas retail customers in Illinois. Prior to the asset sales, the gas sales to retail customers in Illinois are included in residential, commercial and industrial sales in the tables above.

(b) Heating degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical heating degree days.

Stock Exchange Listings	Stock Exchange	Trading Symbol	Newspaper Abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Interstate Power and Light Company	New York Stock Exchange		
— 8.375% Preferred		IPL Pr B	IntstPwrLt pfB
— 7.10% Preferred		IPL Pr C	IntstPwrLt pfC
Wisconsin Power and Light Company	NYSE Amex		
— 4.50% Preferred		WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred are traded on the over-the-counter market.

2010 Record and Dividend Payment Dates

Anticipated record and payment dates are as follows:

Common Stock	
Record dates	Payment dates
Jan. 29	Feb. 12
Apr. 30	May 14
July 30	Aug. 13
Oct. 29	Nov. 15

Alliant Energy Corporation had 37,480 shareowners of record as of Dec. 31, 2009. Shareowner records were maintained by Wells Fargo Shareowner Services in St. Paul, Minn.

Common Stock Quarterly Price Ranges and Dividends

	2009			2008		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 30.50	$ 20.31	$ .375	$ 42.37	$ 34.00	$.35
Second	26.26	22.08	.375	38.88	33.50	.35
Third	28.78	24.73	.375	35.60	31.19	.35
Fourth	31.53	26.08	.375	32.86	22.80	.35
Year	31.53	20.31	1.50	42.37	22.80	1.40

Alliant Energy Corporation 2009 year-end common stock closing price: $30.26

Annual Meeting

The 2010 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, 1919 Alliant Energy Center Way, Madison, Wis., on Thursday, May 20, 2010, at 1:00 p.m., Central Daylight Time (CDT).

Form 10-K Information

Upon request, the Company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2009, as filed with the SEC. All reports filed with the SEC also are available through our web site at *www.alliantenergy.com/investors.*

Analyst Inquiries

Inquiries from the financial community may be directed to:

Susan Trapp Gille
Manager-Investor Relations
4902 N. Biltmore Lane
Madison, WI 53718-2148
Phone: (608) 458-3956
Fax: (608) 458-0132
E-mail: *susangille@alliantenergy.com*

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record and first-time investors. Through the plan, shareowners may buy common stock directly through the Company without paying any brokerage commissions. Full details are in the prospectus, which can be obtained through our web site or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Electronic Access to Alliant Energy Annual Report, Proxy Statement and Form 10-K

Alliant Energy offers shareowners access to its Annual Report, Proxy Statement and Form 10-K online at *alliantenergy.com/investors* as a convenient and cost-effective alternative to mailing the printed materials.

Shareowners who have access to the Internet are encouraged to enroll in the electronic access program at the web site: *shareowneronline.com.*

Direct Deposit

Shareowners who are not reinvesting their dividends through the Shareowner Direct Plan may choose to have their quarterly dividend electronically deposited into their checking or savings account. Electronic deposit may be initiated or changed through the web site at *shareowneronline.com* or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Duplicate Mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareowner information at added expense to the Company. Such duplication can be eliminated only at the direction of the shareowner. Please notify Wells Fargo Shareowner Services in order to eliminate duplication. Contact information is listed on this page.

Stock Transfer Agent, Registrar and Dividend Payments

Wells Fargo Shareowner Services
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854

Phone: 1-800-356-5343
7:00 a.m. to 7:00 p.m. CDT
Monday thru Friday

Website:
wellsfargo.com/shareownerservices
On-line account access:
shareowneronline.com

Historical Research/Cost Basis/ Other Company Information

For assistance with cost basis and research or requests for copies of our Annual Report, Proxy Statement and Form 10-K, please contact Alliant Energy Shareowner Services in Madison using the contact information listed below.

Additional Corporate Inquiries/Information

Alliant Energy Shareowner Services
4902 North Biltmore Lane
P.O. Box 14720
Madison, WI 53708-0720

Phone: 1-800-353-1089
8:30 a.m. to 4:30 p.m. CDT
Monday thru Friday

Email:
shareownerservices@alliantenergy.com

Alliant Energy
Corporate Headquarters
4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148
General information: 1-800-ALLIANT
Alliant Energy Shareowner Services: 1-800-353-1089
Wells Fargo Shareowner Services: 1-800-356-5343

Current information about Alliant Energy is available on the Internet at *alliantenergy.com*





The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.



We're on for you.™

© 2010 Alliant Energy

PRINTED WITH SOY INK recycled paper 71-1378 • 422723 3/10 86M JS